928


06017233

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSL Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

FILE NO. 82- 03785 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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DAT : 10/4/06



CSL Limited
Annual Report 2005-2006

CSL™

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CSL Limited ABN 99 051 588 348
Annual Report 2005-2006

Contents

Financial Calendar

2006

23 August	Annual profit and final dividend announcement
18 September	Shares traded ex-dividend
22 September	Record date for final dividend
13 October	Final dividend paid
18 October	Annual General Meeting
31 December	Half year ends

2007

21 February	Half year profit and interim dividend announcement
14 March	Shares traded ex-dividend
20 March	Record date for interim dividend
13 April	Interim dividend paid
30 June	Year ends
22 August	Annual profit and final dividend announcement
17 September	Shares traded ex-dividend
21 September	Record date for final dividend
12 October	Final dividend paid
17 October	Annual General Meeting
31 December	Half year ends

Annual General Meeting

Wednesday 18 October 2006 at 10.00am
Function Centre.
National Tennis Centre
Melbourne Park
Batman Avenue
Melbourne 3000

AGM Live Webcast

Note: The Chairman's Report and the Chief Executive Officer's Report will both be webcast through CSL's web site: www.csl.com.au

Log on to the Home Page of CSL's web site and then click on the item under CSL News called Annual General Meeting webcast

CSL's Year in Review Highlights 2005-2006



Peter Wade
Chairman



Brian McNamee
Chief Executive Officer and Managing Director

Dear Shareholder,

We are pleased to report that the continuing strong performance of our plasma therapeutics business has delivered an excellent year for CSL. In addition, our long-term commitment to research and development has resulted in a significant collaborative outcome with Merck & Co. Inc. with the approval of the world's first vaccine against cervical cancer.

Highlights:

- Net profit after tax from continuing operations (before the recognition of the contingent consideration) reached $351 million, up 49% on the previous year, and net operating cash flow was $522 million. Given our strong performance, CSL has made provision for the contingent payment of US$250 million arising from the acquisition of Aventis Behring in 2004.
- In June 2006, the US FDA and Australia's TGA both granted approval to market Gardasil, the world's first vaccine against cervical cancer. Merck & Co. Inc. is our licensee and has exclusive global marketing rights. CSL will receive royalties from Merck's sales and has the distribution rights for Australia and New Zealand.
- CSL announced an $80 million capital investment in our Australian influenza vaccine plant to double capacity to 40 million doses per season and accommodate plans to introduce this vaccine into the US market in the 2007-08 winter season.
- After achieving encouraging preliminary results from initial clinical trials of our pandemic influenza vaccine based on the H5N1 avian virus, CSL is working closely with public health authorities and the Australian Government to develop and license a safe and effective prototype vaccine.
- Key plasma therapeutics continued to record strong growth in sales and Vivaglobin® subcutaneous immunoglobulin became the first product of its kind to be launched in the US market.
- CSL announced a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Limited to be implemented by way of a Scheme of Arrangement.
- The Company's various visual identities and operating names have been aligned to strengthen connections throughout CSL's global network.

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CSL's Year in Review

Financial Results

Financial Highlights for the year ended 30 June 2006

Dividends to Shareholders

On 13 April 2006, our shareholders received an interim unfranked dividend of 28 cents per share. CSL's final unfranked dividend of 40 cents per share will be paid on 13 October 2006.

Five Year Summary

All figures are in $A million unless stated otherwise[1].

	2005-06	2004-05	2003-04	2002-03	2001-02
Total revenue	2,904	2,650	1,836	1,313	1,350
Sales revenue	2,849	2,609	1,650	1,300	1,336
Research and development investment	161	141	101	92	93
Profit before income tax expense[2]	499	410	255	102	157
Net profit[2]	351	235	220	70	124
Capital investment	122	105	80	74	83
Total assets at 30 June	4,186	3,893	3,875	2,220	2,312
Total equity at 30 June	1,990	2,109	2,074	1,283	1,273
Net tangible assets per share at 30 June ($)	6.43	7.02	6.18	2.42	1.79
Weighted average number of shares (million)	182	196	178	159	158
Basic earnings per share (cents)[2]	192.8	119.8	123.3	44.2	78.2
Dividend per share (cents)[3]	68.0	47.0	38.0	34.0	34.0

(1) *The Group's results for the year ended 30 June 2006 and 30 June 2005 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The Group's results for the years ended 30 June 2002 through to 30 June 2004 are reported in accordance with the Group's old basis of accounting (AGAAP).*

(2) *Excludes the recognition of the contingent consideration payable for the acquisition of Aventis Behring and the profit after tax from discontinued operations.*

(3) *Excludes special dividend of 10 cents for the year ended 30 June 2005.*

CSL Total Revenue ($A millions)



1,350
1,313
1,836
2,650
2,904
01-02
02-03
03-04
04-05
05-06

CSL Profit Before Interest and Tax[2] ($A millions)



186
135
269
432
515
01-02
02-03
03-04
04-05
05-06

CSL Net Profit[2] ($A millions)



124
70
220
235
351
01-02
02-03
03-04
04-05
05-06

CSL R&D Investment ($A millions)



93
92
101
141
161
01-02
02-03
03-04
04-05
05-06

Year in Review 2005-2006



Vivaglobin® subcutaneous immunoglobulin this year became the first product of its kind to be launched in the US market.

Dividends and Financial Results

On 13 April 2006, shareholders received an interim unfranked dividend of 28 cents per share. A final unfranked dividend of 40 cents per share will be paid on 13 October 2006. As foreshadowed in last year's Annual Report, dividends have not been franked due to the increasing proportion of revenue now being generated offshore and increased expenditure on research and development in Australia.

The CSL Group achieved a net profit after tax from continuing operations of $351 million (excluding the recognition of the contingent consideration on acquisition of Aventis Behring) with sales revenue up 9% to $2.8 billion. Strong net operating cash flows amounted to $522 million.

As a result of the strong performance this year, provision has been made for a contingent payment as agreed when we acquired Aventis Behring in 2004. CSL agreed to pay US$250 million to Aventis Behring if CSL's share price moved above $35 dollars and remained above that price for any 60 consecutive trading days in the period between 27 September 2007 and 26 March 2008. The provision is shown as a separate item in CSL's profit and loss account for the financial year ended 30 June 2006.

Business Reports

CSL's business activities include CSL Behring (previously ZLB Behring), CSL Bioplasma, CSL Biotherapies (previously CSL Pharmaceutical), and our global research and development operations.

CSL Behring

CSL Behring this year consolidated the momentum from the integration of Aventis Behring in 2004 with sales reaching $2.4 billion and further improvements achieved in business efficiency. Sales revenue was 11% ahead of the previous year (10% in constant currency) with strong performance across our product portfolio.

The strong demand for Factor VIII contributed to sales growth of 10% in our Helixate® recombinant product. The sales growth of plasma-derived Factor VIII and von Willebrand Factor products has been helped by the increasing awareness of von Willebrand Disease and Immune Tolerance Therapy (ITT) treatment protocols.

Immunoglobulin sales grew over the previous year with continued strong demand in the US market driving global growth. We successfully launched Liquid Sandoglobulin in Europe with strong sales in England, France and Denmark. Vivaglobin® (immunoglobulin for subcutaneous injection) received US Food and Drug Administration (FDA) approval midway through the year and has been launched in the United States for the treatment of Primary Immune Deficiency. Vivaglobin® offers patients the flexibility of treating themselves in the convenience of their own homes, with approval from their doctors.

CSL Behring achieved strong growth in the number of patients being treated with Zemaira® for genetically-linked emphysema and the recent FDA approval of our expanded manufacturing capacity has significantly increased the potential for greater patient numbers.

In Japan, self-sufficiency initiatives and flat demand for plasma therapeutics are slowly eroding sales opportunities. However, CSL Behring's specialty products in surgical sealants and for critical care provide a base for us to compete in this market.

CSL Behring's financial performance has continued to exceed expectations as a result of strong demand across CSL Behring's product portfolio. This is reflected in a 28% increase in earnings before interest and tax over the previous year. Product margins have improved from additional manufacturing volumes, higher prices, integration benefits, and from operating efficiencies compensating for the discount allocated to inventory arising

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Technician, Martin Frey, draws a sample from a plasma fractionation solution.

CSL Behring Global Market Positions

	Share	Rank
Coagulation	20%	2
Critical Care	21%	1
Immunoglobulins	21%	2
Alpha-1-PI	9%	3
Worldwide market share	**22%**	**2**

CSL Behring Sales


Recombinant FVIII 20%
Plasma-derived Coagulants 23%
Wound Healing 5%
Other 2%
Immunology 31%
Critical Care 19%

from the purchase of Aventis Behring. Market demand and improved supply chain management have produced strong cash flows from operations.

Strong US demand for intravenous immunoglobulin is also driving the demand for plasma to manufacture our products. CSL Behring is well placed to meet growth opportunities through its own plasma collection centres and plasma purchased from US and European Blood Banks.

Our research and development projects have made good progress this year. The clinical trial for a chromatographic, high-yielding liquid immunoglobulin for intravenous administration has been completed and filings are planned for late 2006 with the FDA, European and Canadian regulatory agencies. A surgical study for Humate®/Haemate® (plasma-derived Factor VIII) has been completed and the file supplement for this indication has been submitted to the FDA. A multi-centre clinical trial in Hereditary Angiodema is in progress with the aim of broad registration of Berinert® (C-1 Esterase Inhibitor) for treatment of this painful and sometimes life-threatening condition. A clinical trial will also be completed in 2006 evaluating the use of Beriplex® (prothrombin complex) for treatment of coagulation factor deficiencies associated with Warfarin therapy.

To meet projected demand for immunoglobulin, work has commenced on a large-scale chromatographic purification plant at our Bern facility. The Bern project includes a state-of-the-art filling suite for immunoglobulin. At our Marburg plant, we have started work on a new filling suite for coagulation factor products. Additional works are being undertaken to expand our capacity for coagulation and acute care products.

CSL Bioplasma

CSL Bioplasma includes our contract fractionation operations in Melbourne, the commercial operations of CSL Behring Asia (excluding Japan) and our Immunohaematology Group.

Several industry policy changes have contributed to an 8% reduction in sales revenue to $191 million this year. Sales of our plasma-derived therapeutics were affected by the first full year of Australian Government funding for imported recombinant coagulation factors. This was also the first full year of the Plasma Products Agreement (PPA) with the Australian National Blood Authority (NBA) under a new pricing policy for fractionation services. The new Australian procurement arrangements introduced by the NBA for the diagnostics sector also had an impact on our market share for immunohaematology products.

Under the PPA, CSL Bioplasma has fractionated approximately 300 tonnes of Australian plasma this year producing sufficient life-saving, plasma-derived therapeutics to treat approximately 200,000 Australians.

We are achieving higher yields of intravenous immunoglobulin as a result of innovative improvements to the fractionation process used for Intragam® P. Our industry-leading intravenous immunoglobulin yield allows us to optimise the extraction of IVIg from the voluntary blood donations collected in Australia, and therefore provide greater quantities of this life-saving product to our health care professionals.

During the year, we launched the Mix2Vial, an improved reconstitution device designed to enhance ease of use and patient safety when reconstituting our lyophilised coagulation factors including Biostate® (Factor VIII), MonoFix® (Factor IX), and Prothrombinex™ - HT (Factors II, IX and X concentrate).



CSL Biotherapies President, Colin Armit (left) and Merck, Sharpe and Dohme CEO, Will Delaat, sign a new agreement under which CSL will distribute a broader range of Merck vaccines in Australia.

Significant sales revenues continue to be generated through the customised contract fractionation operations we provide to the blood services of New Zealand, Malaysia, Hong Kong and Singapore. This year, we extended our contract fractionation agreement with Hong Kong, and renegotiated our manufacturing agreement with the New Zealand Blood Service. Renewing these agreements reinforces the position of CSL Bioplasma as the plasma fractionator of choice in the Asia Pacific.

Strong demand for albumin in Asia, particularly China, underpinned CSL Behring Asia's 20% growth in sales revenue. We continue to build our infrastructure in China and now have offices in Beijing, Shanghai, Guangzhou and Chengdu.

CSL Biotherapies

CSL Biotherapies is the new name for CSL Pharmaceutical and is responsible for vaccines and pharmaceuticals in Australia, and global sales of our influenza vaccines.

Sales revenue this year reached $212 million (up 3%) with a strong contribution coming from our expanding influenza vaccine business.

The launch of our influenza vaccine in the United Kingdom and in Sweden coincided with a shortfall in supply from other manufacturers. As a result, almost one in four patients in the United Kingdom received CSL vaccine.

In February 2006, we announced plans to introduce CSL's influenza vaccine to the US market and the associated investment of $80 million in plant and equipment. When this work is completed at our Melbourne facility, we will double vaccine manufacturing capacity to 40 million doses per season. In June 2006, an investigational new drug application was approved by the US FDA and we initiated the required clinical study under an accelerated approval process. Subject to FDA approval, we plan to launch our vaccine in the US market for the 2007-08 winter season.

CSL Biotherapies has made further progress in Asian markets with approval of formulated bulk influenza vaccine for supply to Korea. Our Fluvax® is marketed in Singapore, Malaysia and Hong Kong, and regulatory authorities in China have recently accepted the registration dossier for our flu vaccine as a first step to market entry. A long-term supply agreement has been reached with the New Zealand government for the first time.

One of the few manufacturers of influenza vaccine in the world, CSL Biotherapies is well placed to take advantage of increased demand that has resulted from supply shortages, greater awareness of the benefits of immunisation and concerns about a pandemic.

Approved by the Australian Therapeutic Goods Administration (TGA) in June this year, Gardasil is the first vaccine shown to prevent cervical cancer. Gardasil is the result of a crucial breakthrough in 1991 by Professor Ian Frazer and his team at the University of Queensland, collaborative research with CSL scientists and the strong support since 1995 of Merck & Co. Inc. (Merck), our licensee for this product. Merck granted CSL exclusive marketing rights for Gardasil in Australia and New Zealand.

The launch of Gardasil and other new vaccines in the coming year underpin a strong platform for business growth.



CSL's proprietary Iscomatrix® adjuvant is now being manufactured at our Kankakee site for use by US-based licensees in the development of a new generation of human vaccines.

New Product Development

The biggest research and development event this year has been the licensing of the Merck human papillomavirus vaccine, Gardasil, in the US and Australia (see feature on page 16 of this Report).

Another area of significant achievement has been the work in supporting the internationalisation of CSL's influenza vaccine. As already mentioned, we have now licensed our high quality Australian influenza vaccine in key European countries and started the clinical trials required for registration in the United States.

At the same time, we have responded to the international public health threat of bird flu by producing and testing an experimental vaccine against the H5N1 strain that has caused concern across a number of countries in and beyond our region. As the only flu vaccine manufacturer in the Southern Hemisphere, we are working closely with public health authorities and the Australian Department of Health to develop and license a safe and effective prototype vaccine in Australia as soon as possible. In developing the H5N1 vaccine, we have used technologies that we are confident can reliably be reproduced in large quantities, should a crisis occur. Early in 2006, we completed our first human clinical trial and in the second half of this year we will be exploring responses to higher doses of antigen in a broader age group.

Adjuvants are used to enhance or modify the human immune response to antigens in vaccines. Following some years of R&D investment in CSL's proprietary ISCOMATRIX® adjuvant, we are now pleased to be moving the technology into a larger scale manufacturing environment at our Kankakee site in the US. This adjuvant will be used by US-based licensees including Merck in their development of a new generation of human vaccines. We plan to produce commercial quantities of GMP-quality adjuvant at both our US and Australian manufacturing sites.

Consistent with our long-term manufacturing of polyclonal immunoglobulin purified from human plasma, CSL has a significant interest in developing biotechnology products based on recombinant monoclonal antibody (MAb) technology. The academic scientific base to support the discovery of these MAb candidates is strong in Australia. We are investing in relationships, skills, facilities and intellectual property that will enable us to develop our lead antibody candidate, a drug potentially to treat leukaemia, as well as a growing portfolio of exciting preclinical candidate molecules.

Consistent with this strategy, the Company has announced a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Ltd to be implemented by way of a Scheme of Arrangement. Our proposal was unanimously recommended by Zenyth Directors in the absence of a superior proposal from a third party. If the proposal is approved by Zenyth shareholders and the Supreme Court of Victoria, we look forward to combining Zenyth's portfolio of pre-clinical R&D projects with CSL's R&D portfolio and using our complementary skills to enhance our scientific capabilities.

The CSL Board

Mr Peter Wade will retire from the Board prior to our Annual General Meeting in October this year after seven years as Chairman. He will be succeeded by Elizabeth Alexander who brings 15 years experience to her new role as Chairman, having been appointed to the Board in 1991. Mr Wade served as a Commissioner and Director from 1985 to 1993, and was reappointed as a Director in 1994 shortly after CSL was listed as a public company on the Australian

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The official opening of CSL Behring's expanded Kankakee production facility for Zemaira®, a treatment for genetically-linked emphysema. CSL Chairman, Peter Wade, cuts the ribbon watched by CEO, Brian McNamee and Director, Elizabeth Alexander.

Stock Exchange. Mr Wade has been closely involved in our successful transition from an Australian government instrumentality to a global business. The Board appreciates his significant 20-year commitment to the growth of CSL and recognises his key role in creating an international company.

In addition, Dr Arthur Webster, who was appointed to the Board as a Director in March 1998 has decided not to seek re-election at the October Annual General Meeting. The Board has greatly appreciated Dr Webster's significant contribution to Board decisions particularly during the time that the Company operated its Animal Health business but also in assisting the Company to become a global operation. Dr Webster has been a valued member of the Human Resources Committee.

In June this year, we welcomed Professor John Shine to the Board. Professor Shine is Executive Director of the Garvan Institute of Medical Research, Professor of Medicine and Professor of Molecular Biology at the University of NSW, past Chairman of the National Health and Medical Research Council, and Vice President of the Australian Academy of Science. Professor Shine will be seeking to be elected to the Board at the Annual General Meeting in October.

We also welcome Mr David Simpson to the Board. Mr Simpson is the non-executive Chairman of Aristocrat Leisure Limited and a Director of the Lighthouse Foundation, having previously been the Finance Director for Tabcorp Holdings Limited from 1995 to 2003 and prior to that Executive General Manager Finance for Southcorp Holdings Limited from 1987 to 1995. Mr Simpson will succeed Elizabeth Alexander as Chair of the Audit and Risk Management Committee. He will be seeking to be elected to the Board at the Annual General Meeting in October.

Our Thanks to Management and Staff

CSL now has more than 7,500 employees in 26 countries and successfully integrated operations have been the key to another year of strong business performance. It is important that we recognise that our employees at all levels have been instrumental in delivering this result. Your Board of Directors congratulates management and staff for the vital roles they have played in another excellent business outcome for CSL this financial year by continuing to deliver innovative medicines to thousands of people.

Peter Wade

Peter Wade
Chairman

Brian McNamee
Chief Executive Officer
and Managing Director



Immune deficiency patient, Mario Duller, considers the display at CSL Behring in Marburg showing a late nineteenth century serum laboratory.

The CSL Story 1916-2006

In CSL's 90th year, there is no more fitting commemoration than to know that through our strong commitment to research and development we have played a key role in the collaborative work that has delivered the world's first vaccine against cervical cancer.

Our core plasma therapeutics business had its origins in the early 1950s when CSL began to carry out plasma fractionation on behalf of the Australian Government in collaboration with the Australian Red Cross and using blood from voluntary donors. Since listing as a public company in 1994, CSL has become a world leader in plasma therapeutics through astute acquisitions and sound commercial management.

First produced in Australia for the 1968 influenza pandemic, CSL's split virion influenza vaccine is now part of Australia's national vaccination program, and international markets are expanding. The only influenza vaccine manufacturer in the Southern Hemisphere, CSL is also working closely with public health authorities and the Australian Department of Health to develop and license a safe and effective prototype pandemic influenza vaccine based on the H5N1 avian virus.

Now a global specialty biopharmaceutical company, CSL is continuing to build the skills and capacity to develop, manufacture and market products for the treatment and prevention of serious human medical conditions.

CSL was established by the Australian Government in 1916 to produce sera, vaccines and other biologicals at a time when World War I led to supply shortages of these products to Australia.

By 1923, within a year of its discovery, CSL produced insulin to treat diabetes. Under wartime conditions in 1944, CSL manufactured penicillin and Australia became the first country to make regular supplies available to a civilian population. Production of BCG vaccine for the prevention of tuberculosis began in 1947. In a ten-year period starting in 1956, CSL produced 25 million doses of Salk polio vaccine and saw the disease virtually eliminated in Australia. These are just a few of many notable achievements in human health over the past 90 years.

CSL Behring

CSL Behring is a global leader in biotherapies with the broadest range of quality products in our industry and substantial markets in the USA, Europe and Japan.

Our lifesaving and life-prolonging therapies are indicated for the treatment of rare diseases such as haemophilia and other bleeding disorders, primary immune deficiency disorders, and inherited respiratory disease. Our plasma-derived therapeutics are used to prevent Rh factor problems in the newborn, to assist recovery from heart surgery, and to treat shock and severe burns.

Based at King of Prussia in Pennsylvania (USA), CSL Behring operates manufacturing plants in Kankakee, Illinois (USA), Bern (Switzerland) and Marburg (Germany), and sales and distribution centres throughout the world.

CSL Behring remains well positioned to develop its global biotherapeutics business through our broad portfolio of high quality products, global marketing that meets customer needs, a pipeline of new and improved plasma products, lower cost and higher yield manufacturing processes and effective balancing of supply and demand.

Our extensive research and development activities, patient support services and patient-focused resources are key elements in an ongoing commitment to people whose lives depend on our products.

We listen carefully to the concerns of people with rare, life-threatening disorders and work to address their needs. By providing safe and effective products and services, we help patients to improve quality of life. And we continue to develop programs that help patients and families to manage the daily challenges of living with chronic conditions.

CSL Behring produces high quality products in our state-of-the-art facilities using the most sophisticated methods available. Because patient safety is our first priority, we closely monitor every aspect of the manufacturing process.

CSL Behring's plasma collection business, ZLB Plasma Services, has 65 collection centres in the USA and eight in Germany, along with plasma testing laboratories and logistics centres in both countries.



Laboratory technician, Thomas Rein, carries out a Real Time PCR quantitative virus detection assay used to determine that biological materials are virus free.



Head of Patents and Licences in Marburg, Dr Hans-Friedrich Lauppe, with Senior Patent Manager, Felicitas Sigmund.

CSL Behring continued


Antihemophilic Factor/
von Willebrand Factor
Complex (Human),
Dried, Pasteurized
Humate-P

Globally, more than 400,000 donors provide the plasma used to produce life-saving products for critically ill patients. ZLB Plasma Services offers a reliable and secure source of plasma for those essential medications.

ZLB Plasma Services is based in Boca Raton, Florida (USA) and has the largest plasma-testing laboratory in the industry in Knoxville, Tennessee (USA) and a logistics centre in Indianapolis, Indiana (USA).

Based in Marburg, our German operations include a plasma-testing laboratory in Goettingen and a logistics centre in Schwalmstadt.

The largest collector of human blood plasma in the world, ZLB Plasma Services sources the plasma required by CSL Behring through its plasma collection operations and commercial purchases.

In this stringently regulated industry, CSL Behring and ZLB Plasma Services comply with the highest international standards, use the most sophisticated systems and continue to explore avenues of innovation.

Major plasma products marketed by CSL Behring

HAEMOPHILIA AND OTHER COAGULATION DISORDERS

Coagulation therapies are used to treat bleeding disorders such as haemophilia and Von Willebrand disease.

Recombinant Factor VIII
- Helixate® FS
- Helixate® NexGen

Plasma-derived Factor VIII
- Beriate® P
- Haemate® P
- Humate-P®
- Monoclate-P®

Plasma-derived Factor IX
- Berinin® P
- Mononine®
- Factor IX P Behring

Von Willebrand Disease
- Haemate® P
- Humate-P®
- Stimate®

Other Coagulation Disorders
- Beriplex® P/N
- Fibrogammin® P
- Haemocomplettan® P
- Kybernin® P

CRITICAL CARE CONDITIONS

Critical care products are used to treat shock, sepsis and severe burns, and are used in cardiac surgery.

Trauma Therapies
- AlbuRx™ 5 and 25
- AlbuRx™ 5 and 20
- Albuminar® -5 and -25
- Albumin ZLB 5% and 20%
- Beriplex® P/N
- Haemocomplettan® P
- Human-Albumin 20% Behring, low salt

Inhibitors
- Berinert® P
- Kybernin® P

Cardiology
- Streptase®

WOUND HEALING

Wound healing therapies are used to facilitate healing.

- Beriplast® P
- Fibrogammin® P
- Tachocomb®

ALPHA 1-PROTEINASE INHIBITOR DEFICIENCY

For people at risk from life-shortening emphysema through a genetic deficiency in their synthesis of this protein.

- Zemaira®

IMMUNE DISORDERS AND IMMUNE THERAPY

Immunoglobulins are used to treat infections and autoimmune diseases, and to prevent haemolytic disease in the newborn.

Polyvalent Immunoglobulins
- Beriglobin® P
- Carimune® NF
- Redimune®
- Redimune® NF Liquid
- Sandoglobulin®
- Sandoglobulin® NF Liquid
- Gamma-Venin® P
- Gammar® -P.I.V.
- Venimmun® N
- Vivaglobin®
- Immune Globulin Subcutaneous (Human)

Specific Immunoglobulins
- Berirab® P
- Hepatitis B Immunoglobulin P Behring
- Rhesogamma® P
- Rhophylac®
- Tetagam® P
- Varicellon® P


USA
WA
OR
UT
CO
NE
KS
OK
NM
AZ
TX
MN
IA
WI
IL
IN
MI
OH
KY
WV
MO
TN
NC
SC
LA
FL
US States with ZLB Plasma Services Centres


Germany
Kiel
Bremen
Berlin
Bielefeld
Braunschweig
Goettingen
Offenbach
Nurenberg

German cities with ZLB Plasma Services Centres



Immunohaematology Laboratory Supervisor, Teresa Anderson, examines red cells ready for freezing at the ZLB Plasma Services plasma-testing laboratory in Knoxville, Tennessee.



CSL Behring sales representative, Ayako Kiyonaga makes a presentation to a Tokyo pharmacist.



Leigh Ann Miller is a Senior Biomedical Technician in the ZLB Plasma Services collection centre in Knoxville, Tennessee, one of more than 60 centres across the USA.



Apprentice Laboratory Technician, David Rüfenacht, tests a water sample at CSL Behring's manufacturing facility in Bern.

CSL Bioplasma

Based in Melbourne, CSL Bioplasma delivers contract plasma fractionation services and commercial plasma-derived therapeutics throughout the Asia Pacific (except Japan).

Contract plasma fractionation services are provided from our fractionation facility in Australia under long-standing agreements with the Governments and blood services of Australia, New Zealand, Hong Kong, Malaysia and Singapore. Our regional office in Hong Kong, now supported by offices in Beijing, Shanghai, Guangzhou and Chengdu, drives business in China, Taiwan, South Korea and South Asia.

CSL Bioplasma has been Australia's national fractionator since 1952 and this relationship continues today under our five-year (2005-2010) Plasma Products Agreement (PPA) with the Australian Government, an agreement which is now managed by the National Blood Authority. The contractual arrangements under the PPA ensure Australia retains control over the quality, safety and supply of its plasma-derived therapeutics.

Major plasma products manufactured by CSL Bioplasma

COAGULATION THERAPIES

Coagulation therapies are used to treat bleeding disorders such as haemophilia and von Willebrand disease.

- Biostate®
- MonoFix® - VF
- Prothrombinex™ - HT

IMMUNOGLOBULINS

Immunoglobulins are used to modify function of the immune system.

- Intragam® P
- Normal Immunoglobulin
- Rh(D) Immunoglobulin
- CMV Immunoglobulin
- Hepatitis B Immunoglobulin
- Zoster Immunoglobulin
- Tetanus Immunoglobulin

CRITICAL CARE PRODUCTS

Critical care products are used for plasma volume expansion and for replacement of albumin.

- Albumex®
- Thrombotrol®

DIAGNOSTIC PRODUCTS

Diagnostic products are used to determine compatibility of donor-recipient blood in transfusion settings.

- ABO Monoclonal Reagents
- Reagent Red Blood Cells

TOLL FRACTIONATION SERVICES

CSL Bioplasma performs plasma fractionation for Australia's National Blood Authority, a role pivotal to Australia's policy of self-sufficiency. CSL Bioplasma is also the national fractionator of New Zealand, Hong Kong, Malaysia and Singapore.

CSL BEHRING PLASMA THERAPEUTICS

CSL Bioplasma markets CSL Behring's commercial products in Asia through CSL Behring Asia.

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Under regulatory control of Australia's Therapeutic Goods Administration, CSL Bioplasma works very closely with the Australian Red Cross Blood Service and the regional blood services supplying plasma for fractionation into a range of products. The voluntary, non-remunerated plasma donations that we receive from each of these blood services remain strictly separated at every stage from receipt, through fractionation, to storage and distribution.

The chromatographic fractionation processes developed by CSL Bioplasma's scientists and engineers extract high purity plasma-derived therapeutics including intravenous immunoglobulin and Factor VIII – von Willebrand factor concentrate. We use innovative processes to recover the highest yields from each donation.

CSL Bioplasma offers a broad range of products, customised toll manufacturing to blood services throughout our region, and strong client support through our presence in key markets.


AUSTRALIA

CSL Bioplasma Process Specialist, Kylie Cramer, is shown here working with chromatography columns dedicated to processing plasma collected from Australian donors. Plasma donations received from blood services in Australia and throughout the Asia Pacific region are strictly separated at every stage from receipt, through plasma fractionation to storage and distribution.



Meeting in CSL Bioplasma's Regional Office in Hong Kong (from left) are Carol Chan (Executive Assistant), Richard Kwan (Director, Greater China and South Korea), Roger Hyde (Director, South Asia) and Farah Ng (Regulatory Affairs Manager).



During a Careers Day, CSL Bioplasma Scientist, Vicky Gatzigiannis, talks about her work to Matthew Ellis.

CSL Biotherapies

CSL Biotherapies has continued to expand global sales of our influenza vaccines this year and is now further increasing manufacturing capacity to take advantage of growing international demand.

The new $80 million capital investment in our Melbourne influenza vaccine plant announced in February this year will double production capacity to 40 million doses per season and accommodate plans to introduce CSL vaccine into the US market.

After CSL completes the required US human clinical study, we will submit a Biologics License Application to the Food and Drug Administration (FDA). Subject to FDA approval, we will supply vaccine for the 2007-2008 winter and have capacity to supply up to 20 million doses to the US market in the following season as our expanded manufacturing facilities come on line.

In 2004, we completed a $33 million expansion to meet the increasing vaccine demands of our customers in both

Major pharmaceutical products marketed by CSL Biotherapies in Australia

VACCINES	FOR PREVENTION OF:
Fluvax®	Influenza
Pneumovax* 23	Pneumococcal infection
Menjugate*	Meningococcal C disease
ADT®	Diphtheria and Tetanus
H-B-Vax* II	Hepatitis B infection
PedvaxHIB*	Haemophilus influenzae B
Vaqta*	Hepatitis A infection
Varivax*	Varicella
Comvax*	Haemophilus influenzae B and Hepatitis B infection
Q-Vax®	Q-Fever
MMR*II	Measles, mumps and rubella
RotaTeq*	Rotavirus-induced gastroentiritis
Gardasil *	Cervical cancer

ANTI-INFECTIVES	FOR TREATMENT OF:
Flopen®	Severe staphylococcal infections
Moxacin®	Bacterial infections
Fucidin*	Bacterial infections
BenPen®	Bacterial infections

OTHER PRODUCTS	FOR TREATMENT OF:
Tramal*	Moderate to severe pain
Flomaxtra*	Benign prostatic hyperplasia
Antivenoms	Envenomation
Cervidil*	Complications during childbirth requiring induced labour
Modavigil*	Excessive daytime sleepiness in narcolepsy
Epi-Pen*	Severe allergic reactions
Daivonex*	Psoriasis
Daivobet*	Psoriasis

See Trademark information on page 15

82-3785


PRESCRIPTION ONLY MEDICINE
CSL

Northern and Southern Hemisphere markets. In 2005, we made up for an unexpected shortfall of influenza vaccine imports to Australia. CSL Biotherapies is well positioned to manufacture enough influenza vaccine to protect the Australian population in the event of a pandemic. Pandemics result from a new influenza variant that populations have not been exposed to previously, and can occur at any time.

During the year, we achieved encouraging results from initial clinical trials of our pandemic influenza vaccine based on the H5N1 avian virus. Further trials now targeting a broader age range will determine the optimum dosage and demonstrate safety.

CSL has manufactured influenza vaccine in Melbourne since 1968 and our branded influenza vaccines are marketed in 16 countries worldwide. We also provide bulk influenza vaccine to 24 countries.

Under a contract with the Australian Government, CSL also supplies 65% of the vaccine requirements for Australia's national program against influenza targeting people over 65 and Torres Straight Islanders over 50.

Our influenza vaccine manufacturing plant in Melbourne is the only one of its kind in the Southern Hemisphere and is Australia's first line of defence against this serious infectious disease. The new expansion of facilities will help meet the increasing global demand for seasonal influenza vaccines.

Trademarks

CSL, **Bioplasma** and **ZLB** are all trademarks of the CSL Group.

® Registered trademark of CSL Limited or its affiliates.

™ Trademark of CSL Limited or its affiliates.

* Trademarks of companies other than CSL and referred to in this Annual Report are listed below:

Company	Trademarks
Merck & Co. Inc.	Comvax H-B-Vax II M-M-R II PedvaxHIB Pneumovax Vaqta Varivax RotaTeq Gardasil
Merck KGaA	Epi-Pen
Controlled Therapeutics (Scotland) Limited	Cervidil
Leo Pharmaceutical Products Limited AS	Daivonex Daivobet Fucidin
Yamanouchi Europe BV	Flomaxtra
Grunenthal GmbH	Tramal
Chiron SpA	Menjugate
Genelco SA	Modavigil



CSL R&D scientists, Sonia Finotello and Tony Nguyen in our influenza vaccine seed preparation laboratory in Melbourne. During the year, CSL achieved encouraging results from initial clinical trials of our pandemic influenza vaccine based on the H5N1 avian virus.



Discussing some assay results on CSL influenza antigen are (from left) Karelle Rochecouste (Business Development), Maria Mylonas (Quality Control) and Darren Moulton (Quality Assurance). The successful expansion of international markets for our influenza vaccine this year required close cooperation across a range of skills from research and development, through production to regulatory affairs.

New Product Development

In June 2006, the US Food and Drug Administration (FDA) and Australia's Therapeutic Goods Administration granted approval to sell Gardasil – the world's first vaccine against cervical cancer.

Merck & Co. Inc., CSL's licensee for this novel quadrivalent recombinant vaccine, has also applied for licensing approval to regulatory authorities in a number of other countries.

The powerful result of more than 15 years collaborative work, Gardasil has potential to benefit millions of women. Cervical cancer is the second most prevalent cancer in women, typically affecting those aged 35 to 55, and causing close to 240,000 deaths globally each year. Gardasil is designed to prevent 70% of cervical cancers.

Cervical cancers are caused by human papillomavirus (HPV) infections. Professor Ian Frazer and his team at the University of Queensland made the crucial first breakthrough in 1991

Our Future Research and Development Focus

CSL is investing in the development of new protein-based medicines that can be purified from human plasma, made from traditional sources (as with our influenza vaccines), or be produced using recombinant biotechnology. The common feature is that all these approaches lead to powerful biological medicines for treating serious human diseases.

As the company has grown, CSL has continued to strengthen the focus of research and development activities on developing products that match our commercial capabilities.

CSL's research and development programs show our strong commitment to products made from human plasma, as with our range of liquid intravenous and subcutaneous immunoglobulins. We are also engaged in broadening both regulatory jurisdictions and clinical indications for specialty plasma products such as Zemaira® (alpha-1 antitrypsin inhibitor) and Berinert® P (C1-esterase inhibitor).

We continue to support market expansion for our Australian-manufactured influenza vaccines by seeking new international registrations. Another goal for us is to improve influenza vaccine efficacy, particularly in older people.

An increasing proportion of our research and development investment is being allocated to biotechnology projects, particularly for recombinant antibody medicines. A key longer-term objective is to build the skills and facilities that ensure we are capable of carrying out the clinical development of recombinant antibody candidates and following this through all the way to commercialisation.


PRESCRIPTION ONLY MEDICINE
KEEP OUT OF REACH OF CHILDREN
GARDASIL
MSD

by discovering that the HPV capsid recombinant protein could self-assemble into virus-like particles (VLPs) which made production of a vaccine possible. Research continued in collaboration with CSL scientists from the early 1990s and with the support of Merck from 1995.

Extensive clinical trials carried out by Merck demonstrated Gardasil prevented 100% of all high-grade cervical pre-cancers and non-invasive cervical cancers associated with HPV types 16 and 18.

HPV types 6, 11, 16 and 18 in the vaccine are the most common types affecting the health of women, accounting for a significant proportion of abnormal pap tests. HPV types 16 and 18 account for close to 70 percent of cervical cancer cases and are linked to most deaths from this disease. HPV types 6 and 11 cause about 90 percent of genital warts infections.

Merck has exclusive global marketing rights for Gardasil vaccine. CSL has the distribution rights for Australia and New Zealand and will receive royalties from global sales.


GARDASIL
i can
The world's first vaccine
indicated for cancer prevention.

CSL Biotherapies Senior Brand Manager, Tonita Heard, will be closely involved in the Australian launch of Gardasil in August 2006. Merck & Co. Inc., our licensee for this vaccine, has exclusive global marketing rights. CSL has distribution rights for Australia and New Zealand and will receive royalties from Merck's sales.



Professor Ian Frazer and his team at the University of Queensland made the crucial breakthrough that led to a vaccine against cervical cancer.



Scientist Stirling Edwards was project leader of the CSL team involved in the collaborative work to develop Gardasil.

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Our People, Our Communities

To succeed in the complex and challenging environment in which we operate, we rely on our people understanding and demonstrating CSL's Values of customer focus, innovation, integrity, collaboration and superior performance.

Our people continue to find innovative ways to integrate our Values with CSL's business. Management tools help demonstrate how to keep our Values alive, including the Values Road Map developed at CSL Bioplasma, the Values Journal in CSL Behring's US Commercial Operations group and an intranet based resource in Marburg. In several locations including Hong Kong and Lisbon, team-building activities have focused on the importance of living our Values alongside a clear understanding of business objectives.



CSL
our values
Customer Focus
Innovation
Integrity
Collaboration
Superior Performance
CSL Behring

Healthy Workplaces

All CSL businesses focus on creating and maintaining a safe and healthy work environment. Our Health, Safety and Environment Management System (HS&EMS) provides a structured approach to managing global risk and dealing effectively with occupational health, safety and environmental issues. Our system meets international occupational safety and health management standards (OHSAS 18001). Our safety specialists collaborate to ensure understanding of, and compliance with, our HS&EMS. The focus is on both prevention and remediation of issues via ongoing training and internal and external audits.

We recognise the importance of healthy life styles and a positive work–life balance. Alongside ongoing education sessions, we promote a range of well-being initiatives such as bike riding groups, triathlon teams, yoga classes and seated massage. We help strengthen our sense of community by bringing our people together to celebrate project milestones and other significant events.

7,500 People with Great Ideas

An exceptionally high 77% of our 7,500 employees, across 26 countries, responded to the Global Employee Opinion Survey in December 2005. Over 83% of those who responded are proud to work for CSL and 81% agree that their manager listens to their ideas and opinions. Opportunities for improvement include the need to further recognise the achievements of our people and to concentrate on organisational cohesion. Local improvement initiatives are being developed within work areas based on their specific results.



Working together on project timelines in Marburg are Senior Project Management team (from left) Dr Martin Vey, Ulrike Friebertshauser, Mark Ruppersberg and Dr Heiko Volpel.



Two generations at CSL Behring: Intellectual Property Director, Dr Hugo Pfeil, with daughter Mirja, a legal student who spent time as a trainee in the Marburg Legal Department this year.



Jessica and her son at an event in King of Prussia that marked the 20th anniversary of the US launch of Humate-P. Both mother and son receive treatment for Von Willebrand disease.

Our People, Our Communities continued

Sharing Knowledge Effectively

How we select, interpret and apply knowledge to our work is crucial to our success. We have many ways of promoting more effective communication and knowledge sharing via work planning discussions, team meetings, town hall meetings, the intranet and regular newsletters.

We invest in technological improvements to expedite the transfer of knowledge within the organisation. For example, cross-functional teams have streamlined data management to improve our supply and value chains. Likewise, a new Digital Media Management system provides a single point of access for company images, documents and product materials.

Contributing to Our Communities

To inform our business planning, we seek to understand the cares, concerns, motivations and needs of our stakeholders through surveys, patient group forums, sales conventions, industry conferences and research symposia.

Patients and plasma donors are a source of inspiration and help us understand the positive difference our work makes to people's lives.

Many employees including those in our large manufacturing sites have had the chance to listen directly to stories from patients with serious medical conditions.

Product donations in emergency situations is a hallmark of the way we meet our corporate social responsibilities. Other long-standing programs dedicated to improving patient care include disease awareness education and collaboration with patient advocacy organisations. CSL works pro-actively with government and community organisations to ensure the company plays a positive role in the communities in which we live. We provide charitable contributions in support of local organisations and support employee volunteer activities.

CSL contributes to scientific education by providing scholarships and grants to universities. Many of our professionals are also involved in post-graduate teaching and mentoring and we welcome school site visits.

Learning and Leadership

To maintain a competitive advantage by increasing our adaptability and resilience, we are implementing effective approaches to learning online, in work teams and on the job. Our learning is focused on knowing what we do well and enabling our people to continue to be successful.

We know that our relationships with each other, our customers and partners are as important as our systems and processes. With work often being done by virtual teams, we are developing our skills to build effective working relationships across cultural and geographical boundaries.

Our leaders energise people to make continuous learning a reality. Challenging our leaders to communicate a compelling vision and clear statement of how we are going to be successful is a feature of our leadership programs. Tools for 360-degree feedback, internal mentoring and external coaching are improving the leadership capability of our managers.

CSL Group Employees by Region


Australia and
New Zealand 21%
Germany 18%
Other 9%
Switzerland 10%
USA 42%



CSL Bioplasma Emergency Response Group members (from left) Morris Esposito, Mark Amos and Simon Trease on a training exercise with their new vehicle.



Vohn Dumdumaya receives his prize from Corey and Perry Parker at the golf and baseball Junior National Championship presented by the National Hemophilia Foundation and CSL Behring. This annual event encourages kids with bleeding disorders to get active and stay fit.

Corey (left) was a professional baseball player, and is Manager of Coagulation Products in Southern California. Perry is a golf professional. Both Corey and Perry have Hemophilia A.



Supported by the on-site Bike Users Group and encouraged by CSL, an increasing number of employees at Parkville in Melbourne cycle to work including (from left) Mary Walker, Geoff Lewis, Carlos Krepelka, Sam Stranreio, Phuong Tang, Cameron Cook and James Thyer.



Albumin Manager, Anthony Manovella, taking part in a Careers Day at CSL Bioplasma's manufacturing facility with (from left) Thomas Anderson, Michael Pell, Ashley Haslam and Callum Lippiatt.



The Head of Solution Development in Bern, Andre Strahm with Joyce Ercolino, Associate Director of eStrategy in King of Prussia, training to use a web site content management system to be introduced worldwide.

Directors' Profiles



PETER WADE
Chairman

DR BRIAN McNAMEE
Chief Executive Officer and Managing Director

ELIZABETH ALEXANDER



TONY CIPA
Finance Director

JOHN AKEHURST

IAN RENARD



MAURICE RENSHAW **KENNETH ROBERTS** **JOHN SHINE**



DAVID SIMPSON **ARTHUR WEBSTER**

PETER H WADE, FCPA, FAICD - (age 72)
Finance, Management (resident in Victoria).
Chairman

Mr Wade was elected to the CSL Board in 1994 and became Chairman in 1999. He had previously served CSL as a Commissioner and Director from 1985 to 1993 including a period as Acting Chairman during 1988. Mr Wade was formerly a Director of Tabcorp Holdings Limited and Managing Director, North Limited. Mr Wade will be retiring from the Board on 30 September 2006.

ELIZABETH A ALEXANDER, AM. BCom, FCPA, FCA, FAICD - (age 63)
Finance and Risk Management (resident in Victoria).

Miss Alexander was appointed to the CSL Board in July 1991 and will become Chairman on 1 October 2006. She is a Director of Boral Limited and D.B. RREEF. She is a Member of the Takeovers Panel, Deputy Chairman of the Financial Reporting Council and past National President of the Australian Society of Certified Practising Accountants and of the Australian Institute of Company Directors. She is Chairman of the Board of Advice to the Salvation Army (Southern Command), is Deputy Chairman of the Winston Churchill Fellowship Trust and Chairman of the Finance Committee of Melbourne University. Miss Alexander was Chairman of the Audit and Risk Management Committee and will remain a Member of the Committee when she becomes Chairman of the Board.

BRIAN A MCNAMEE, MB, BS, FAICD - (age 49)
Pharmaceutical Industry, Medicine (resident in Victoria).
Chief Executive Officer and Managing Director

Dr McNamee was appointed to the CSL Board in 1990 and is the Chief Executive Officer and Managing Director. He is a Director of the Peter MacCallum Cancer Foundation Ltd and Gen-Probe Inc, a US company. Dr McNamee completed Bachelor of Medicine and Bachelor of Surgery Degrees at the University of Melbourne in 1979.

ANTONI M CIPA, B.Bus (Acc), Grad.Dip (Acc), CPA, ACIS - (age 51)
Finance (resident in Victoria).
Finance Director

Mr Cipa was appointed to the CSL Board as Finance Director in August 2000. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager. He was instrumental in the float of the Company in 1994 at which time he was appointed Chief Financial Officer.

JOHN AKEHURST, MA (Oxon), FIMechE - (age 57)
Engineering, Management (resident in Western Australia).

Mr Akehurst was appointed to the CSL Board in April 2004. After graduating in Engineering from Oxford University, he has had 30 years' experience in the international hydrocarbon industry, most recently as Managing Director and CEO of Woodside Petroleum Ltd. Prior to this, he held a number of engineering and management positions with the Royal Dutch/Shell Group of Companies.

Mr Akehurst is a Director of Alinta Limited and of Coogee Resources Limited. He is Chairman of Indigo Energy Ltd, a Director of Biostarch Technologies Ltd and a former Director of Oil Search Limited. He is also a Director of the University of Western Australia Business School and of Youth Focus, a charitable organisation dedicated to the prevention of youth suicide. Mr Akehurst is a Member of the Human Resources Committee.

IAN A RENARD, BA, LLM, FAICD - (age 60)
Law (resident in Victoria).

Mr Renard was appointed to the CSL Board in August 1998. For many years he practised in company and commercial law. He was a Director of Newcrest Mining Limited up until September 2006, and is a Director of Hillview Quarries Pty Ltd, SP Australia Networks (Distribution) Ltd and SP Australia Networks (Transmission) Ltd. Mr Renard is Chancellor of the University of Melbourne. Mr Renard is a Member of the Audit and Risk Management Committee.

MAURICE A RENSHAW, B.Pharm. - (age 59)
International Pharmaceutical Industry (resident in NSW).

Mr Renshaw was appointed to the CSL Board in July 2004. Formerly, he was Vice-President of Pfizer Inc, Executive Vice-President, Pfizer Global Consumer Group and President of Pfizer's Global Consumer Healthcare Division. Prior to his positions in Pfizer, Mr Renshaw was Vice-President of Warner Lambert Co. and President of Parke-Davis USA. Mr Renshaw has had more than thirty years experience in the international pharmaceutical industry. Mr Renshaw was a Member of the Audit and Risk Management Committee and is a Member of the Human Resources Committee.

KENNETH J ROBERTS, AM, FRACP (Hon), BEc, FCPA, FAIM, FAICD. - (age 68)
International Pharmaceutical Industry, Management, Marketing, Human Resources (resident in NSW).

Mr Roberts was appointed to the CSL Board in February 1996. Formerly, he was Chairman and Managing Director of Wellcome Australasia and Director of Marketing Development for the Wellcome worldwide group.

Mr Roberts is Chairman of the Royal Australasian College of Physicians Research and Education Foundation and Start-up Australia Pty Ltd. He is also Chairman of the Boards of the Australian Genome Research Facility Ltd and the Australian Phenomics Facility and Deputy Chairman of IMB Com Pty Ltd, the University of Queensland's biotechnology transfer company. Mr Roberts is Chairman of the Human Resources Committee.

JOHN SHINE, AO, FAA - (Age 60)
Pharmaceutical Industry, Medicine (resident in NSW).

Professor Shine was appointed to the CSL Board in June 2006. He is Executive Director of the Garvan Institute of Medical Research and a Board Member of the Garvan Research Foundation. He is Professor of Molecular Biology and Professor of Medicine at the University of NSW, and a Director of many scientific research and medical bodies throughout Australia. Professor Shine was also Chairman of the National Health and Medical Research Council (NHMRC) and a Member of the Prime Minister's Science, Engineering and Innovation Council (PMSEIC) up to 30 June 2006.

DAVID J SIMPSON, FCPA - (Age 66)
Finance and Management (resident in Victoria).

Mr Simpson is the non-executive Chairman of Aristocrat Leisure Limited and a Director of the Lighthouse Foundation. For many years, Mr Simpson was Finance Director of Tabcorp Holdings Limited and before that Executive General Manager Finance of Southcorp Holdings Ltd. He will become Chairman of the Audit and Risk Management Committee when Miss Alexander takes up the role of Chairman of the Board.

ARTHUR C WEBSTER, BVSc, DipBact (Lond) - (age 62)
Animal Health Industry, Commerce (resident in NSW).

Dr Webster was appointed to the CSL Board in March 1998. He is Chairman of four private Australian companies. He is a Council Member of both the Postgraduate Foundation in Veterinary Science and the Veterinary Science Foundation, University of Sydney. Dr Webster was formerly Technical Director then Managing Director of the animal health company, Cyanamid Webster Pty Ltd, and a Member of the Board of Governors, University of Western Sydney. Dr Webster is a Member of the Human Resources Committee.

PETER R TURVEY, BA/LLB, MAICD
Company Secretary

Executive Management



DR BRIAN McNAMEE
Chief Executive Officer and Managing Director



TONY CIPA
Finance Director



PETER TURVEY
Company Secretary and General Counsel



PETER TURNER
President CSL Behring



TOM GIARLA
President Asia/Pacific CSL Bioplasma



COLIN ARMIT
President CSL Biotherapies



DR ANDREW CUTHBERTSON
Chief Scientific Officer



ALISON VON BIBRA
General Manager Human Resources

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Controlled

CSL LIMITED

CSL Limited, based in Melbourne, Australia, is a public company listed on the Australian Stock Exchange and parent company of the CSL Group. The Company manufactures plasma products, human vaccines and antivenoms.

CSL Biotherapies Pty Ltd is responsible for vaccines and pharmaceuticals in Australia, and global sales of influenza vaccines.

CSL (New Zealand) Limited in Auckland is the New Zealand marketing arm for CSL Bioplasma (plasma products) and CSL Biotherapies (vaccines and pharmaceutical products).

Cervax Pty Ltd was formed for a specific research and development project.

Iscotec AB has technology to enhance the immune response to vaccines.

CSL International Pty Ltd is a holding company for the international operations of the CSL Group.

MA888 SEP is a partnership formed to allow CSL access to benefits arising from commercialisation of the MA888 patent for recombinant Factor VIII.

CSL Finance Pty Ltd raises debt funding for the CSL Group.

ZLB Behring Asia Pacific Ltd, **ZLB Behring SA** and **ZLB Behring UK Limited** are sales and marketing companies for plasma products manufactured by the CSL Group.

CSL Biotherapies Asia/Pacific Limited is the Hong Kong sales and marketing arm for influenza vaccines manufactured by CSL Biotherapies Pty Ltd.

ZLB Behring Holdings Ltd holds product licences for the CSL Group.

CSL Denmark ApS is a holding company for European subsidiaries of the CSL Group (also known as ZLB Behring ApS).

CSL UK Holdings Limited is a holding company for the UK operations of the CSL Group.

ZLB Behring AG manufactures plasma products in Bern, Switzerland.

ZLB Bioplasma UK Limited and **ZLB GmbH** were previously sales and marketing companies for products manufactured by ZLB Behring AG, and now hold product registrations for the CSL Group.

ZLB Holdings Inc. is a holding company for ZLB Behring LLC *(see details this page).*

ZLB Behring Holdings GmbH is a holding company for ZLB Behring Holdings KG *(see details this page).*

ZLB HOLDINGS INC.

ZLB Holdings Inc. and **ZLB Bioplasma HK Limited** are holding companies for ZLB Behring LLC.

ZLB Behring LLC manufactures products in Kankakee, Illinois and owns the following sales and marketing operations: **ZLB Behring Brazil Ltda** (Sao Paulo - Brazil), **ZLB Behring KK** (Tokyo - Japan), **ZLB Behring SA de CV** (Mexico City - Mexico), **ZLB Behring SA** (Paris - France) and **ZLB Behring Canada Inc.** (Ottowa - Canada).

Business operations also include **CSL Biotherapies GmbH**, holding German product licences, **ZLB Sales Force Inc.** which employs the US sales force, and **ZLB Foundation**, a charitable foundation.

ZLB Bioplasma Inc. owns and operates ZLB Plasma Services in the US.

CSL Biotherapies Inc is the US marketing arm for influenza vaccines manufactured by CSL Limited.

ZLB BEHRING HOLDINGS GMBH

ZLB Behring Holdings GmbH is a holding company for ZLB Behring Holdings KG.

ZLB Behring Holdings KG is a holding company for the European businesses of the CSL Group including the following sales and marketing operations: **ZLB Behring (Schweiz) AG** (Zurich - Switzerland), **ZLB Behring SpA** (Milan - Italy). **ZLB Behring SA** (Barcelona - Spain), **ZLB Behring Lda** (Lisbon - Portugal), **ZLB Behring GmbH** (Vienna - Austria), **ZLB Behring NV** (Brussels - Belgium), **ZLB Behring AB** (Stockholm - Sweden), and **ZLB Behring MEPE** (Kryoneri - Greece).

Company operations also include **ZLB Behring GmbH**, a plasma products manufacturer in Marburg, Germany and **ZLB Plasma Services GmbH**, a plasma collection business in Germany.

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Controlled Entities continued



CSL Limited
Australia
CSL New Zealand Limited
New Zealand
CSL Biotherapies Pty Ltd
Australia
CSL International Pty Ltd
Australia
Cervax Pty Ltd
Australia
Iscotec AB
Sweden
MA888 SEP
France
CSL Finance Pty Ltd
Australia
ZLB Behring Asia Pacific Ltd
Hong Kong
CSL Biotherapies Asia Pacific Ltd
Hong Kong
CSL Denmark ApS
Denmark
ZLB Behring SA
Argentina
ZLB Holdings Inc
USA
ZLB Behring Holdings GmbH
Germany
ZLB Behring Holdings Ltd
UK
CSL UK Holdings Ltd
UK
ZLB Behring AG
Switzerland
ZLB Behring UK Ltd
UK
ZLB Bioplasma UK Limited
UK
ZLB GmbH
Germany

82-3785



ZLB Holdings Inc
USA
ZLB Bioplasma HK Limited
Hong Kong
CSL Biotherapies Inc
USA
ZLB Behring LLC
USA
ZLB Sales Force Inc
USA
ZLB Behring KK
Japan
ZLB Behring Brazil Ltda
Brazil
ZLB Behring SA
France
ZLB Foundation
USA
ZLB Bioplasma Inc
USA
ZLB Behring SA de CV
Mexico
CSL Biotherapies GmbH
Germany
ZLB Behring Canada Inc
Canada



ZLB Behring Holdings GmbH
Germany
ZLB Behring Holdings KG
Germany
ZLB Plasma Services GmbH
Germany
ZLB Behring GmbH
Germany
ZLB Behring (Schweiz) AG
Switzerland
ZLB Behring GmbH
Austria
ZLB Behring SA
Spain
ZLB Behring AB
Sweden
ZLB Behring SpA
Italy
ZLB Behring NV
Belgium
ZLB Behring Lda
Portugal
ZLB Behring MEPE
Greece

The CSL Group



MARBURG
Germany
CSL Behring
R&D and Manufacturing
SCHWALMSTADT
Germany
ZLB Plasma Services
EU Logistics Centre
BERN
Switzerland
CSL Behring
R&D, Manufacturing, Sales and Distribution
GOETTINGEN
Germany
ZLB Plasma Services
Testing Laboratory
KANKAKEE
USA
CSL Behring
R&D and Manufacturing
KING OF PRUSSIA
USA
CSL Behring
Administration, R&D, Sales and Distribution
CSL Biotherapies
Sales and Marketing
INDIANAPOLIS
USA
ZLB Plasma Services
Logistics Centre
KNOXVILLE
USA
ZLB Plasma Services
Testing Laboratory
BOCA RATON
USA
ZLB Plasma Services
Administration
MELBOURNE
Australia
PARKVILLE
CSL Limited
Group Head Office, R&D
CSL Biotherapies
Manufacturing, Sales, Warehousing and Distribution
BROADMEADOWS
CSL Bioplasma
R&D, Manufacturing, Sales and Distribution
KEY
Regional Sales and Distribution

The CSL Group: CSL Behring incorporating ZLB Plasma Services, CSL Bioplasma, and CSL Biotherapies.

CSL has more than 7,500 employees working in 26 countries.

CSL LIMITED

CSL Group Head Office: Melbourne, Australia

Melbourne	Australia	Corporate, R&D

CSL BIOTHERAPIES

Business: Vaccines and pharmaceuticals in Australia, and global sales and marketing of influenza vaccines

Melbourne	Australia	Sales, Manufacturing Warehousing and Distribution
Sydney	Australia	Warehousing and Distribution
Brisbane	Australia	Warehousing and Distribution
Adelaide	Australia	Warehousing and Distribution
Perth	Australia	Warehousing and Distribution
Auckland	New Zealand	Sales, Marketing
King of Prussia	USA	Sales, Marketing
Hong Kong	China	Sales, Marketing

CSL BIOPLASMA

Business: Immunoglobulins, Albumin, Coagulation and Wound Healing Therapies, Blood Diagnostics

Melbourne	Australia	R&D, Manufacturing Sales, Distribution
Sydney	Australia	Warehousing and Distribution
Brisbane	Australia	Warehousing and Distribution
Adelaide	Australia	Warehousing and Distribution
Perth	Australia	Warehousing and Distribution
Auckland	New Zealand	Sales and Distribution
Hong Kong	China	Sales and Distribution
Beijing	China	Sales and Distribution
Chengdu	China	Sales and Distribution
Shanghai	China	Sales and Distribution
Guangzhou	China	Sales and Distribution

CSL BEHRING

Business: Immunoglobulins, Albumin, Coagulation and Wound Healing Therapies, Pulmonary Disease Treatments

King of Prussia	USA	Administration, R&D Sales, Distribution
Bern	Switzerland	R&D, Manufacturing, Sales, Distribution
Marburg	Germany	R&D, Manufacturing
Kankakee	USA	R&D, Manufacturing
Ottawa	Canada	Regional Sales and Distribution
Mexico City	Mexico	Regional Sales and Distribution
Sao Paulo	Brazil	Regional Sales and Distribution
Buenos Aires	Argentina	Regional Sales and Distribution
Haywards Heath	UK	Regional Sales and Distribution
Leuven	Belgium	Regional Sales and Distribution
Paris	France	Regional Sales and Distribution
Lisbon	Portugal	Regional Sales and Distribution
Barcelona	Spain	Regional Sales and Distribution
Copenhagen	Denmark	Regional Sales and Distribution
Stockholm	Sweden	Regional Sales and Distribution
Hattersheim	Germany	Regional Sales and Distribution
Vienna	Austria	Regional Sales and Distribution
Milan	Italy	Regional Sales and Distribution
Zurich	Switzerland	Regional Sales and Distribution
Kryoneri	Greece	Regional Sales and Distribution
Tokyo	Japan	Regional Sales and Distribution

ZLB PLASMA SERVICES

Business: Plasma Collection and Testing

Boca Raton	USA	Administration
Knoxville	USA	Testing Laboratory
Indianapolis	USA	Logistics Centre
Goettingen	Germany	Testing Laboratory
Schwalmstadt	Germany	EU Logistics Centre

Plus 65 Plasma Collection Centres in the USA and 8 Plasma Collection Centres in Germany

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Share Information

CSL Limited
Issued Capital: Ordinary shares: 181,889,019 as at 30 June 2006

Details of Incorporation

CSL's activities were carried on within the Commonwealth Department of Health until the Commonwealth Serum Laboratories Commission was formed as a statutory corporation under the Commonwealth Serum Laboratories Act 1961 (Cth) [the CSL Act] on 2 November 1961. On 1 April 1991, the Corporation was converted to a public company limited by shares under the Corporations Law of the Australian Capital Territory and it was renamed Commonwealth Serum Laboratories Limited. These changes were brought into effect by the Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990 (Cth). On 7 October 1991, the name of the Company was changed to CSL Limited. The Commonwealth divested all of its shares by public float on 3 June 1994.

The CSL Sale Act 1993 (Cth) amends the CSL Act to impose certain restrictions on the voting rights of persons having significant foreign shareholdings, and certain restrictions on the Company itself.

CSL ordinary shares have been traded on the Australian Stock Exchange since 30 May 1994. Melbourne is the Home Exchange.

Substantial Shareholders

See page 31 of this Annual Report.

Voting Rights

At a general meeting, subject to restrictions imposed on significant foreign shareholders and some other minor exceptions, on a show of hands each shareholder present has one vote. On a poll, each shareholder present has one vote for each fully paid share held in person or by proxy.

In accordance with the CSL Act, CSL's Constitution provides that the votes attaching to significant foreign shareholdings are not to be counted when they pertain to the appointment, removal or replacement of more than one-third of the directors of CSL who hold office at any particular time. A significant foreign shareholding is one where a foreign person has a relevant interest in 5% or more of CSL's voting shares.

Significant Foreign Shareholdings

As at 30 June 2006, Barclays Global Investors Australia Limited is considered a significant foreign shareholder representing the interests of the Barclays Group.

DISTRIBUTION OF SHAREHOLDINGS AS AT 30 JUNE 2006

Range	Holders	Shares	% Total Shares
1 - 1,000	34,036	14,775,776	8.12
1,001 - 5,000	15,753	31,121,873	17.11
5,001 - 10,000	857	5,817,423	3.20
10,001 - 100,000	379	8,740,305	4.81
100,001 and over	54	121,433,642	66.76
Total Shareholders	**51,079**	**181,889,019**	**100.00**
Number of shareholders with less than a marketable parcel of 10 shares (based on the share price of 30 June 2006)	290	1,236	

Shareholder Information

CSL'S TWENTY LARGEST SHAREHOLDERS AS AT 30 JUNE 2006

	Shareholder	Account	Shares	%Total Shares
1	Chase Manhattan Nominees		31,465,872	17.30
2	Westpac Custodian Nominees		21,403,455	11.77
3	National Nominees Limited		21,021,781	11.56
4	ANZ Nominees Limited	Cash Income A/c	9,092,044	5.00
5	Citicorp Nominees Pty Limited		7,635,381	4.20
6	Cogent Nominees Pty Limited		3,594,779	1.98
7	Queensland Investment Corporation		3,475,052	1.91
8	Citicorp Nominees Pty Limited	CFS WSLE Imputation Fund A/c	2,549,923	1.40
9	AMP Life Limited		2,156,174	1.19
10	Citicorp Nominees Pty Limited	CFS Imputation Fund A/c	1,714,429	0.94
11	HSBC Custody Nominees (Australia) Limited		1,403,676	0.77
12	Citicorp Nominees Pty Limited	CFS WSLE Geared Share Fund A/c	1,386,881	0.76
13	Citicorp Nominees Pty Limited	CFS WSLE Aust Share Fund A/c	1,341,621	0.74
14	Cogent Nominees Pty Limited	SMP Accounts	1,279,323	0.70
15	Citicorp Nominees Pty Limited	CFS WSLE Industrial Share A/c	1,073,070	0.59
16	Suncorp Custodian Services Pty Limited	AET	926,600	0.51
17	IAG Nominees Pty Limited		878,767	0.48
18	Perpetual Trustee Company Ltd		643,029	0.35
19	UBS Nominees Pty Limited		574,477	0.32
20	Westpac Financial Services Limited		514,184	0.28
In addition, substantial shareholding notices have been received from:				
	Commonwealth Bank of Australia		10,507,860	5.81
	Barclays Global Investors Australia Limited		9,389,319	5.19

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford VIC 3067
Postal Address: GPO Box 2975 Melbourne VIC 3001

Enquiries within Australia: 1800 646 882
Enquiries outside Australia: 61 3 9415 4000
Investor enquiries facsimile: 61 3 9473 2500
Website: www.computershare.com.au
Email: web.queries@computershare.com.au

Shareholders with enquiries should telephone or write to the Share Registry at the above address.

Separate shareholdings may be consolidated by advice to the Share Registry in writing.

Change of address should be notified to the Share Registry in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by writing to the Share Registry with particulars.

The Annual Report is produced for your information. However, should you receive more than one or wish to be removed from the mailing list for the Annual Report, please advise the Share Registry. You will continue to receive Notices of Meeting and Proxy.

The Annual General Meeting will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne at 10:00am on Wednesday 18 October 2006. There is a public car park adjacent to the Function Centre which will be available to shareholders at no charge.

Help us to help the environment with eTree

As a participating member of eTree, CSL Limited is proud to support this environmental initiative encouraging shareholders to receive all their shareholder communications electronically. You can help reduce paper waste and company costs by electing to receive all your CSL shareholder information (including the Annual Report) online. For every email address registered at www.eTree.com.au/csl, two dollars will be donated to Landcare Australia on your behalf to support native reafforestation and restoration projects in the State or Territory in which you reside. With your support, CSL is already helping to facilitate the planting of more than 22,000 native trees across Australia and New Zealand. Your effort goes a long way towards building a more sustainable future. We also encourage you to visit eTree if your email address has changed and you need to update it. For every updated registration, a one dollar donation will be made to Landcare Australia.

You will need your shareholder reference number (SRN) or Holder Identification Number (HIN) to register.

SHAREHOLDERS AS AT 30 JUNE 2006

	Shareholders	Shares
Australian Capital Territory	1,120	1,040,317
New South Wales	12,838	82,748,062
Northern Territory	157	104,693
Queensland	7,322	12,499,432
South Australia	3,068	3,650,869
Tasmania	748	699,808
Victoria	21,037	76,621,433
Western Australia	3,243	3,133,887
International Shareholders	1,546	1,390,518
Total Shareholders	**51,079**	**181,889,019**

Corporate Governance

This statement outlines the Company's principal corporate governance practices in place during the year.

1. THE BOARD OF DIRECTORS

1.1 The Board Charter

The Board has a formal charter documenting its membership, operating procedures and the apportionment of responsibilities between the Board and management.

The Board is responsible for oversight of the management of the Company and providing strategic direction. It monitors operational and financial performance, human resources policies and practices and approves the Company's budgets and business plans. It is also responsible for overseeing the Company's risk management, financial reporting and compliance framework.

The Board has delegated the day-to-day management of the Company and the implementation of approved business plans and strategies to the Managing Director, who in turn may further delegate to senior management. In addition, a detailed authorisations policy sets out the decision-making powers which may be exercised at various levels of management.

The Board has delegated specific authority to four Board committees that assist it in discharging its responsibilities by examining various issues and making recommendations to the Board. Those committees are the Audit and Risk Management Committee, the Human Resources Committee, the Nomination Committee and the Securities and Market Disclosure Committee. Each committee is governed by a charter setting out its composition and responsibilities. A description of each committee and their responsibilities are set out below. The Board also delegates specific responsibilities to ad hoc committees from time to time.

The Board charter sets guidelines as to the desired term of service of non-executive directors. Board appointees should be available to serve for at least 8 years. Prior to re-election the Board must review the performance of such director. In the event that such performance is considered less than adequate, the Board may decide that it will not support the re-election of such director.

Directors are entitled to access independent professional advice at the Company's expense to assist them in fulfilling their responsibilities. To do so, a director must first obtain the approval of the Chairman. The director should inform the Chairman of the reason for seeking the advice, the name of the person from whom the advice is to be sought, and the estimated cost of the advice. Professional advice obtained in this way is made available to the whole Board.

1.2 Composition of the Board

Throughout the year there were either nine or ten directors on the Board. (Professor John Shine was appointed to the Board in June 2006). Mr David Simpson has since also been appointed. Two of the Directors – the Managing Director and the Finance Director – are executive directors. The Board charter provides that a majority of directors should be independent. No director acts as a nominee or representative of any particular shareholder. A profile of each current director, including details of their skills, expertise, relevant experience, term of office and Board committee memberships can be found on pages 22 and 23 of this Report.

As announced by Peter Wade at the 2005 Annual General Meeting, he intends to retire from the Board prior to the 2006 Annual General Meeting and Elizabeth Alexander will take over as Chairman of the Board effective from the 2006 Annual General Meeting.

The Chairman of the Board is an independent, non-executive director. He is responsible for leadership of the Board, for ensuring that the Board functions effectively, and for communicating the views of the Board to the public. The Chairman sets the agenda for Board meetings and manages their conduct and facilitates open and constructive communication between the Board, management, and the public.

1.3 Independence

The Board has determined that all of its non-executive directors are independent, and were independent for the duration of the reporting period.

All CSL directors are aware of, and adhere to, their obligation under the Corporations Act 2001 to disclose to the Board any interests or relationships that they or any associate of theirs may have in a matter that relates to the affairs of the Company, and any other matter that may affect their independence. As required by law, details of related party dealings are set out in full in note 27 to the Company's financial statements. All directors have agreed to give the company notice of changes to their relevant interests in Company shares within five days to enable both them and the Company to comply with the Australian Stock Exchange (ASX) Listing Rules. If a potential conflict of interests exists on a matter before the Board then (unless the remaining directors determine otherwise), the director concerned does not receive the relevant briefing papers, and takes no part in the Board's consideration of the matter nor exercises any influence over other members of the Board.

In addition to considering issues that may arise from disclosure by directors from time to time under these obligations, the Board makes an annual assessment of each non-executive director to determine whether it considers the director to be independent. The Board considers that an independent director is a director who is independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of their unfettered and independent judgment.

Information about any such interests or relationships, including any related financial or other details, is assessed by the Board to determine whether the relationship could, or could reasonably be perceived to, materially interfere with the exercise of a director's unfettered and independent judgment. As part of this process the Board takes into account a range of relevant matters including:

- information contained in specific disclosures made by directors pursuant to their obligations under the Board charter and the Corporations Act;
- any past employment relationship between the director and the Company;
- any shareholding the director or any of his or her associates may have in the Company;
- any association or former association the director may have with a professional adviser or consultant to the Company;
- any other related party transactions whether as a supplier or customer of the Company or as party to a contract with the Company other than as a director of the Company;
- any other directorships held by the director; and
- any family or other relationships a director may have with another person having a relevant relationship or interest.

In determining whether an interest or relationship is considered to interfere with a director's independence, the Board has regard to the materiality of the interest or relationship. For this purpose, the Board adopts a conservative approach to materiality consistent with Australian accounting standards. If a director has a current or former association with a supplier, professional adviser or consultant to the CSL Group, that supplier, adviser or consultant will be considered material:

- from the Company's point of view, if the annual amount payable by the CSL Group to the supplier, adviser or consultant exceeds 5% of the consolidated expenses of the CSL Group; and
- from the director's point of view, if that amount exceeds 5% of the supplier's, adviser's or consultant's total revenues.

Similarly, a customer of the CSL Group would be considered material for this purpose from the Company's point of view if the annual amount received by the CSL Group from the customer exceeds 5% of the consolidated revenue of the CSL Group, and from the director's point of view if that amount exceeds 5% of the customer's total expenses.

In addition to assessing the relationship in a quantitative sense, the Board also considers qualitative factors, such as the nature of the goods or services supplied, the period since the director ceased to be associated and their general subjective assessment of the director.

1.4 Nomination Committee

The functions and responsibilities of the Nomination Committee are documented in a formal charter approved by the Board. Currently all members of the Board sit as the Nomination Committee, and the Committee is chaired by the Board Chairman.

The Committee is responsible for reviewing the Board's membership and making recommendations on any new appointments. The Committee is also responsible for:

- setting and following the procedure for the selection of new directors for nomination;
- conducting regular reviews of the Board's succession plans to enable it to maintain an appropriate mix of skills and experience;
- regularly reviewing the membership of Board committees; and
- conducting annual performance reviews of the Board, individual directors, and the Board committees.

Information about meetings held during the year, and individual directors' attendance at these meetings, can be found on page 40.

1.5 Director Appointments

Professor John Shine and Mr David Simpson were new directors appointed to the Board since the last Annual General Meeting and, in accordance with the Company's Constitution, they will be seeking to be elected at the 2006 annual general meeting. Messrs Ian Renard, Ken Roberts and Peter Wade were each re-elected as directors at the 2005 Annual General Meeting.

Before their nomination for election or re-election, it is the Company's policy to ask directors to acknowledge to the Board that they have sufficient time to meet the Company's expectations of them. The Board requires that all of its members devote the time necessary to ensure that their contribution to the Company is of the highest possible quality. The Board charter sets out procedures for the removal of a director whose contribution is found to be inadequate.

1.6 Performance Evaluation

As mentioned above, the Board (as the Nomination Committee) meets annually to review its own performance. The Chairman also holds discussions with individual directors to facilitate peer review. The non-executive directors are responsible for evaluating the performance of the Managing Director, who in turn evaluates the performance of all other senior executives. These evaluations are based on specific criteria including the Company's business performance, whether the long term strategic objectives are being achieved and the achievement of individual performance objectives.

In addition to the briefing papers, agenda and related information regularly supplied to directors, the Board has an ongoing education program designed to give directors further insight into the operation of the Company's business. As part of this program, directors have the opportunity to visit Company facilities and attend meetings and information sessions with employees.

2. AUDIT AND RISK MANAGEMENT

2.1 Integrity in Financial Reporting and Regulatory Compliance

The Board is committed to ensuring the integrity and quality of its financial reporting, risk management and compliance systems.

Prior to giving their director's declaration in respect of the annual and half-year financial statements, the Board requires the Managing Director and the Finance Director to sign written declarations to the Board that:

- The financial statements and associated Notes comply with AIFRS Accounting Standards as required by the Corporations Act 2001, the Corporations Regulation 2001 and the CSL Group Accounting Policies.
- The financial statements and associated Notes give a true and fair view of the financial position as at 30 June 2006 and performance of the Company for the year then ended as required by the Corporations Act 2001.
- In their opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
- They have established and maintained an adequate risk management and internal compliance and control system to facilitate the preparation of a reliable financial report which in all material respects implement the policies adopted by the Board of Directors and the Statements made above are based on that system.

2.2 Audit and Risk Management Committee

The Audit and Risk Management Committee is responsible for assisting the Board in fulfilling its financial reporting, risk management and compliance responsibilities. The functions and responsibilities of the Committee are set out in a charter. Broadly, the Committee is responsible for:

- overseeing the Company's system of financial reporting and safeguarding its integrity;
- overseeing risk management and compliance systems and the internal control framework;
- monitoring the activities and effectiveness of the internal audit function;
- monitoring the activities and performance of the external auditor and coordinating its operation with the internal audit function; and
- providing full reports to the Board on all matters relevant to the Committee's responsibilities.

The roles and responsibilities of the Committee are reviewed annually.

The Committee currently comprises three independent non-executive directors. Details of the Committee's current members, including their qualifications and experience, are set out in the directors' profiles on pages 22 and 23 of this Report. The Committee charter provides that a majority of the Committee must be independent directors, and that the Committee Chair must be an independent director who is not also Chairman of the Board. Executive directors may not be members of the Committee. Members are chosen having regard to their qualifications and training to ensure that each is capable of considering and contributing to the matters for which the Committee is responsible.

The Committee meets at least four times a year, and senior executives and internal and external auditors frequently attend meetings on invitation by the Committee. The Committee holds regular meetings with both the internal and external auditors without management or executive directors present. Details of Committee meetings held during the year and individual directors' attendance at these meetings can be found on page 40.

A Risk Management Committee of responsible executives reports to the Audit and Risk Management Committee on a quarterly basis. Its task is to quantify and manage certain business risks, including those relating to operating systems, the environment, health and safety, product liability, physical assets, security, disaster recovery, risk financing and compliance. Risk assessment and management policies are reviewed periodically.

2.3 External Auditor

One of the chief functions of the Audit and Risk Management Committee is to review and monitor the performance and independence of the external auditor. The Company's external auditor for the financial year was Ernst & Young, who were appointed by shareholders at the 2002 annual general meeting. A description of the procedure followed in appointing Ernst & Young is set out in the notice of the 2002 annual general meeting.

The Committee has established guidelines to ensure the independence of the external auditor. The external audit partner is to be rotated at least every five years, and the auditor is required to make an independence declaration annually. Information about the total remuneration of the external auditor, including details of remuneration for any non-audit services, can be found in note 29 of the financial report.

The Committee is satisfied that the provision of those non-audit services by the external auditor was consistent with auditor independence.

It is the Company's policy to request that the auditor attend each annual general meeting to be available to answer questions from shareholders.

3. REMUNERATION POLICIES

Detail on the Company's remuneration policies and practices (including details of the Human Resources Committee of the Board, remuneration of directors and senior executives of the consolidated entity and the Company, and details of the Company's employee share, option and performance rights plans) are set out in the Remuneration Report on pages 42 to 57.

4. MARKET DISCLOSURE

4.1 Summary of Continuous Disclosure Policy

The Board has approved a continuous disclosure policy designed to facilitate the Company's compliance with its obligations under the Australian Stock Exchange (ASX) Listing Rules. The policy:

- gives guidance as to the types of information that may require disclosure, including examples of practical application of the rules;
- gives practical guidance for dealing with market analysts and the media;
- identifies the correct channels for passing on potentially market-sensitive information as soon as it comes to hand;
- establishes regular occasions at which senior executives and directors are actively prompted to consider whether there is any potentially market-sensitive information which may require disclosure; and
- allocates responsibility for approving the substance and form of any public disclosure and communications with investors.

4.2 Securities and Market Disclosure Committee

The Board has delegated authority to a Securities and Market Disclosure Committee, which has a formal charter. The Committee is designed to be convened at short notice to enable the Company to comply with continuous disclosure obligations and securities related issues. It comprises a minimum of any two directors, one of whom must be an independent director. The Committee has authority to:

- approve the form and substance of any disclosure to be made by the Company to the ASX in fulfilment of its continuous disclosure obligations;
- approve the allotment and issue, and registration of transfers of securities;
- make determinations on matters relating to the location of the share register; and
- effect compliance with other formalities which may be urgently required in relation to matters affecting the share capital.

4.3 Shareholder Communication

In addition to its formal disclosure obligations under the ASX Listing Rules, the Board uses a number of additional means of communicating with shareholders. These include:

- the half-year and annual report;
- posting media releases, public announcements, notices of general meetings and voting results, and other investor related information on the Company's website; and
- annual general meetings, including webcasting which permits shareholders worldwide to view proceedings.

The Company has a dedicated corporate governance page on the Company's website which supplements the communication to shareholders in the annual report regarding the Company's corporate governance policies and practices. That web page also contains copies of many of the Company's governance-related documents, policies and information.

The Board is committed to monitoring ongoing developments that may enhance communication with shareholders, including technological developments, regulatory changes and the continuing development of "best practice" in the market, and to implementing changes to the Company's communications strategies whenever reasonably practicable to reflect any such developments.

5. SECURITIES TRADING POLICY

By promoting director and employee ownership of shares, the Board hopes to encourage directors and employees to become long-term holders of Company securities, aligning their interests with those of the Company. It does not condone short-term or speculative trading in its securities by directors and employees nor does it permit directors or employees to enter into any price protection arrangements with third parties to hedge such securities. The Company has a comprehensive securities trading policy which applies to all directors and employees. The policy aims to inform directors and employees of the law relating to insider trading, and provide them with practical guidance for avoiding unlawful transactions in Company securities.

As a basic principle, the policy states that directors and employees should not buy or sell securities in the Company when they are in possession of price sensitive information which is not generally available to the market. The policy identifies trading 'windows' during which, subject to the blanket rule, it is safest to trade in Company securities. Directors and employees are reminded that procuring others to trade in Company securities when in possession of price sensitive information is also a breach of the law and the securities trading policy. Acquisitions of securities under the employee share and option plans are exempt from the prohibition under the Corporations Act 2001.

A procedure of internal disclosure applies to directors and employees wishing to buy or sell Company securities or exercise options over Company shares. Directors and employees are forbidden from making such transactions without the prior approval of the Chairman (in the case of directors) or the Company Secretary (in the case of employees). Directors also have specific disclosure obligations under the Corporations Act 2001 and the corresponding ASX Listing Rules.

6. ETHICAL STANDARDS

In 2002 the Company set out to identify a set of values common to the diverse business units that form the CSL Group. This process resulted in the adoption of the CSL Group Values, intended to set a foundation for working across the organisation and serve as a tool in decision-making. These values are superior performance, innovation, integrity, collaboration and customer focus.

The Board has also adopted a Corporate Code of Conduct (the Code) outlining its commitment to ethical conduct. The Code sets out principles of conduct derived from the Group Values. The Code includes:

- a commitment to conducting its business with the utmost integrity by complying with laws and regulations in all countries in which the Company operates, and by fulfilling all of its responsibilities to shareholders and the financial community;
- rules guiding employees and directors towards ethical decisions in situations of potential conflict of interest, political involvement, bribery and financial inducements;
- workplace relations principles regarded by the Company as fundamental, including mutual respect, anti-discrimination and freedom of association;
- commitment to adherence to health and safety standards, both of products, through compliance with manufacturing and other best practice standards, and in the provision of safe employee work environments;
- practices for responsible environmental management; and
- guidance for beneficial interactive relationships with the communities in which CSL operates and collaboration throughout the organisation.

The Company expects that its contractors will comply not only with the laws of the countries in which they operate, but also with internationally accepted best practice. It therefore expects that contractors also observe the principles set out in the Code of Conduct.

In furtherance of the Code, the Company has adopted a Whistleblower Policy which outlines the Company's commitment to ensuring that employees are able to raise concerns regarding any illegal conduct or malpractice without being subject to victimisation, harassment or discriminatory treatment, and to have such concerns properly investigated. This Policy sets out the mechanism by which staff, contractors and consultants can confidently, and anonymously if they wish, voice concerns in a responsible manner without fear of discriminatory treatment.

CSL Limited

Financial Report 2005-2006

Contents

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting their report on the consolidated entity at 30 June 2006, consisting of CSL Limited and its controlled entities.

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows.

Mr P H Wade (Chairman)

Dr B A McNamee (Managing Director)

Mr J H Akehurst

Miss E A Alexander, AM

Mr A M Cipa

Mr I A Renard

Mr M A Renshaw

Mr K J Roberts, AM

Professor J Shine, AO (appointed 1 June 2006)

Dr A C Webster

Particulars of the directors' qualifications, experience, all directorships of public companies held for the past three years, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Company Secretary

The company secretary is Mr P R Turvey, BA/LLB, MAICD. Mr Turvey was appointed to the position of company secretary in 1998 having joined the Company in 1992. Before joining CSL Limited he held the role of Company Secretary for five years with Biotech Australia Pty Ltd. Mr E H Bailey, B.Com/LLB, is Assistant Company Secretary and was appointed in 2001 having joined the Company in 2000. Before joining the Company he was a Senior Associate with Arthur Robinson & Hedderwicks.

3. Directors' Meetings

During the year, the Board held nine meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met five times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 17 times and comprises at least any two Directors, one of whom must be a non-executive director.

The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	9	9	4[1]		17	4[1]	
B A McNamee	9	9	4[2]		13	5[2]	
J Akehurst	8	9				3	5
E A Alexander	9	9	4	4			
A M Cipa	9	9	4[2]		4		
I A Renard	9	9	4	4		1	1
M A Renshaw	8	9	4	4			
K J Roberts	9	9				5	5
J Shine	1	1					
A C Webster	9	9				5	5

[1] *Attended for at least part in ex officio capacity*

[2] *Attended for at least part by invitation*

4. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products.

5. Operating Results

Profit from continuing operations after tax and net profit for the year attributable to members (excluding the recognition of the contingent consideration on acquisition of Aventis Behring and the profit after tax from discontinued operations) was up 49.5% to $350.9 million. Net profit from continuing operations and profit attributable to members of the parent entity was $117.4 million. Sales revenue was $2,849 million up 9% on the previous year with research and development expenditure of $161 million up 14% on the previous year. Net operating cash flow was $522.2 million which was 8% lower than the previous year.

6. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2004-2005 A final dividend for the year ended 30 June, 2005, of 30 cents per ordinary share, fully franked at 30%, and a special dividend of 10 cents per share franked to 1.78 cents per share was paid on 10 October, 2005, out of profits for that year as declared by the Directors in last year's Directors' Report.

2005-2006 An interim dividend on ordinary shares of 28 cents per share, unfranked, was paid on 13 April 2006. The Directors of the Company have declared a final dividend of 40 cents per ordinary share, unfranked, for the year ended 30 June 2006, to be paid out of retained profits.

In accordance with determinations by the Directors, the Company's dividend reinvestment plan remains suspended.

Total dividends for the 2005-2006 year are:

	On Ordinary shares $000
Interim dividend paid 13 April 2006	50,910
Final dividend payable on 13 October 2006	72,756

7. Review of Operations

The Company's operating results for the year ended 30 June, 2006, reflects a strong contribution by CSL Behring (in the financial report, CSL Behring is referred to as ZLB Behring) with sales growing 11% to $2.4 billion. CSL Behring's growth was a function of solid performance across the product portfolio.

Strong demand in the USA for intravenous immunoglobulin has given rise to additional demand for the raw material, plasma. CSL Behring is well placed to meet this growth opportunity through its own plasma collection centres. The US FDA approved Vivaglobin in January 2006 being the first subcutaneous immunoglobulin approved in the US. Clinical work on a chromatographic high yielding liquid immunoglobulin for intravenous administration has also been completed.

CSL Bioplasma's sales declined 8% to $191m attributable to an Australian Government change of policy relating to the importation of recombinant coagulation factors.

CSL Biotherapies (previously known as CSL Pharmaceuticals) grew sales by 3% to $212m largely driven by growth in northern hemisphere influenza vaccine sales. A new Agreement was signed with Merck & Co, Inc, for the Australian distribution of a number of new vaccines. Merck, CSL's licensee, also received approval in the US and Australia for the marketing of the world's first cervical cancer vaccine, Gardasil®.

The Company also announced plans to develop influenza production capacity to 40 million doses per season to facilitate its US entry strategy as well as announcing encouraging results from its initial clinical trial of a pandemic influenza vaccine based on the H5N1 avian virus.

For further information on the operations of the Company refer to the Year in Review in the Annual Report.

8. Significant changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

9. Significant events after year end

On 17 July 2006 the consolidated entity announced a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Limited, a publicly listed Australian based biotechnology company. The consideration offered is 82 cents per share. The proposal has been unanimously recommended by Zenyth's directors in the absence of a superior proposal by a third party and is proposed to be implemented by way of a scheme of arrangement between Zenyth and its shareholders.

Directors are not aware of any other matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

10. Likely Developments Business Strategies and Future Prospects

In the medium term, the Company will continue to grow through developing differentiated plasma products, expanding flu vaccine sales internationally, receiving royalty flows from the exploitation of the human papillomavirus vaccine by Merck & Co, Inc and the commercialisation of the Company's Iscomatrix® adjuvant technology. Over the longer term the Company intends to develop new products which are protected by its own intellectual property which are high margin human health medicines marketed and sold by the Company's global operations. Further comments on likely developments and expected results of certain aspects of the operations of the consolidated entity, and on the business strategies and prospects for future financial years of the consolidated entity, are contained in the Year in Review in the Annual Report and in section 7

Directors' Report
continued

of this Directors' Report. Additional information of this nature can be found on the Company's website (www.csl.com.au). Any further information of this nature has been omitted as it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to such matters.

11. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to those standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under applicable Australian and foreign laws. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2006.

12. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2006 in the shares, options and performance rights of the Company are set out in a table on pages 54, 55 and 56 of this Report.

13. Directors' Interests in Contracts

Section 17 of this Report sets out particulars of the Directors Deed entered into by the Company with each director in relation to Board paper access (indemnity and insurance matters).

14. Share Options

As at the date of this report, the number of unissued ordinary shares in the Company under options and under performance rights are set out in Note 26 of the Financial Statements.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issued by any registered managed investment scheme.

The number of options exercised during the financial year and the exercise price paid to acquire fully paid ordinary shares in the Company is set out in Notes 21 and 26 of the Financial Statements. Since the end of the financial year, no further options have been exercised.

During, and since the end of the financial year, no performance rights were exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

15. Remuneration Report

This report summarises the director and executive remuneration policies and practices, including detailed remuneration outcomes for the 2006 financial year. The report has been prepared in accordance with the remuneration reporting requirements under section 300A of the *Corporations Act 2001* and Corporations Regulation 2M.6.04, details the remuneration arrangements for Key Management Personnel according to Accounting Standard AASB 124 *Related Party Disclosures*.

Key Management Personnel comprise:

- all directors of CSL; and
- those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity.

Board and Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the www.csl.com.au website under Corporate Governance; Board and Committee Charters.

The responsibilities of the Human Resources Committee include:

- reviewing and monitoring the human resources strategic plan;
- reviewing and approving the corporate human resources policies;
- establishing a policy framework for employee and senior executive remuneration;
- reviewing and recommending the terms relating to the Company's employee share, option and performance right schemes;
- recommending to the Board individual senior executive remuneration packages and where appropriate, seeking independent advice regarding senior executive remuneration;
- recommending to the Board senior executive recruitment, retention and termination policies as well as succession planning strategies and policies;
- reviewing benchmarks against which salary reviews are made and monitoring and reviewing the Company's performance management system; and
- reporting to the Board any findings or recommendations of the Committee after each meeting.

In accordance with the charter, the Board reserves responsibility for:

- the remuneration of non-executive directors;
- setting the terms of employment and remuneration for the Managing Director;
- approving remuneration for senior executive management; and

- the operation and policies relating to the Company's employee share, option and performance right schemes and succession planning.

The Human Resources Committee comprises four members, all of whom are independent non-executive directors (NED). These are:

- Mr Ken Roberts (Chairman);
- Mr John Akehurst;
- Mr Maurice Renshaw (joined June 2006); and
- Dr Arthur Webster.

Ms Alison von Bibra, General Manager – Human Resources, acts as Secretary of the Committee. The Board Chairperson may attend any meeting of the Committee in an ex officio capacity. The Managing Director, senior executives and professional advisors retained by the Human Resources Committee attend meetings by invitation.

The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, prior to the allocation of long term incentives, and at other times as are required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found in section 3 of this Directors' Report.

Any recommendation made by the Human Resources Committee concerning an individual director or executive's remuneration is made without that director or executive being present.

Non-Executive Directors' Remuneration

The Board's principal responsibility is the oversight of the management of the Company and providing strategic direction for and approving the Company's business strategies and objectives. Non-executive director remuneration is not linked to the Company's short-term financial performance and these directors are not entitled to performance based remuneration or participation in the Company's equity incentive plans.

Non-executive directors are entitled to fixed fees having regard to their Board responsibilities, obligations on any of the four Board committees and the aggregate non-executive director remuneration limit approved by shareholders. Within this limit, the Board determines the fees payable to non-executive directors based on advice from professional advisors which takes into consideration fees payable to non-executive directors by comparable organisations as well as fee levels which the Board considers appropriate to attract and retain high quality non-executive directors having regard to the Company's requirements and the responsibilities attached to the successful discharge of director's duties.

Currently, the Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,500,000. Any increases to this sum must be approved by shareholders at a general meeting. As outlined in the Constitution, remuneration for any extra services by individual directors or the reimbursement of reasonable expenses incurred by directors may also be approved by the Board from time to time.

The table on page 49 of this Report sets out the fees paid to non-executive directors and is based on the following NED Committee Fees schedule.

NED Committee Fees (Effective 1 Jan 2006)

	Board $	Audit & Risk Management Committee $	Human Resources Committee $	Nomination Committee $	Securities & Market Disclosure Committee $
Chairman	300,000	30,000	20,000	-	-
Members	125,000	12,500	10,000	-	-

The Chairman and members of the Nomination Committee and the Securities and Market Disclosure Committee do not receive any additional fees for committee responsibilities.

Non-executive directors participate in the Non-Executive Directors' Share Plan (the NED Share Plan) approved by shareholders at the 2002 annual general meeting. Under the NED Share Plan, non-executive directors are required to take at least 20% of their director's fees in the form of shares in the Company. Shares are purchased on-market at prevailing share prices. These purchases are made by the NED Share Plan administrator at pre-determined intervals.

In addition to fees paid in cash or taken in the form of shares, non-executive directors also receive superannuation contributions equal to 9% of their fees.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the Board, they would receive another 5% of the base fee at the time of retirement for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date. No non-executive director has accrued any entitlement to any retirement allowance since 31 December 2003.

Executive Remuneration Policy

The Company's remuneration policy is designed to be competitive and equitable and to attract and retain high quality employees. The aim of the policy is to provide executives (including executive directors and the Company Secretary) with an appropriate balance of fixed and performance related remuneration.

Remuneration is set at a level competitive with market rates. The performance related remuneration ensures that a significant proportion of executive remuneration is at risk by linking reward to the achievement of personal and corporate objectives, business performance and shareholder returns.

Where appropriate, the Human Resources Committee considers independent external advice in setting both the balance of fixed and performance related remuneration and the remuneration levels.

Directors' Report
continued

Executive Remuneration Structure

The Company's remuneration structure comprises three core elements:

- fixed remuneration;
- short-term incentives; and
- long-term incentives.

Together, these elements comprise an executive's total potential remuneration.

Broadly, an executive will have fixed remuneration and a short-term incentive percentage representing the executive's potential short-term incentive as a percentage of fixed remuneration. Under the Company's performance management system, this percentage ranges from 10% to 60% of fixed remuneration depending on an executive's seniority level. In addition, an executive may participate in specific one-off Board approved incentive arrangements relating to key corporate objectives, milestones or events.

During the 2006 financial year, executives were also able to participate in the Company's equity incentive arrangements. Under this arrangement, a long-term incentive percentage is applied to an eligible executive's fixed remuneration to derive a long-term incentive amount. This amount determines the allocation level of options or performance rights to the executive. The long-term incentive percentage generally reflects an executive's short-term incentive percentage and hence also ranges from 10% to 60% of fixed remuneration.

In June 2006, the CSL Board approved new long-term incentive arrangements for future equity grants that will become effective in the 2007 financial year. The changes are consistent with the rules of the CSL Performance Rights Plan approved by shareholders at the Annual General Meeting in 2003.

The short-term and long-term incentive arrangements are discussed further on pages 44 to 47 of this Report. Additionally details about the new long-term incentive arrangements are outlined at page 46.

Subject to specific industry or geographical labour market conditions, the short-term and long-term incentive percentages for the 2006 financial year were generally of equal amounts. The proportion of performance related remuneration to an executive's total potential remuneration is kept consistent for a given level of seniority. As an executive's seniority level increases, so do the incentive percentages and the proportion of performance related remuneration to that executive's total potential remuneration.

CSL's performance management system is central to how the Company manages performance related remuneration and its integration into the total remuneration structure. The extent to which executives meet or exceed the performance objectives as set out in the performance management system influences the calculation of short-term incentives as well as executives' ability to participate in the Company's long-term incentive programs. Performance as measured under the performance management system is also taken into consideration in reviewing fixed remuneration.

The total remuneration levels for executive Key Management Personnel are illustrated in the tables on pages 49 to 51 of this Report. The balance of fixed and performance related remuneration for executive Key Management Personnel is illustrated in the table on page 52 of this Report.

Following a market competitiveness review in December 2005, an adjustment to fixed remuneration and a supplementary long-term incentive grant was offered to a limited number of executives in order to align their total remuneration with that of the market.

Fixed Remuneration

Depending on the country in which the executive is employed, an executive's fixed pay is expressed as a "Total Employment Cost" ("TEC") or as "salary plus benefits".

Where a TEC approach is adopted, an executive's fixed remuneration comprises benefits the executive has elected to receive in lieu of salary inclusive of any associated costs such as fringe benefits tax and mandatory superannuation, with the balance taken as cash salary. Where a "salary plus benefits" approach is adopted, the salary is specified and the Company provides benefits to an executive consistent with the labour market practices in that jurisdiction.

Executives who are working in a country other than their usual country of residence are eligible to receive benefits in accordance with the Company's expatriate policies. CSL's expatriate policies are intended to compensate an executive for the additional commitment and costs associated with working in a different country. The Human Resources Committee periodically reviews these policies to ensure appropriateness and consistency with market practices.

The level of fixed remuneration paid to each executive is based on the executive's performance, skills and experience, the requirements for their role and their relevant labour market in terms of the particular industry and geographical location.

In setting fixed remuneration, the executive's total potential remuneration is taken into consideration to ensure appropriateness of the balance between fixed and performance related remuneration and also appropriateness of the resulting total potential remuneration level.

Executive fixed remuneration is reviewed annually to ensure that it remains market competitive for each executive and reflects any changes in an executive's role or relevant employment market conditions. The executive's performance as evaluated against objectives under the Company's performance management system significantly influences recommendations relating to fixed remuneration.

Any recommendations concerning the senior executive fixed remuneration levels are made by the Human Resources Committee to the Board for the Board's consideration.

Short-term Incentives

Short-term incentives may be awarded to employees based on their annual performance as evaluated under the CSL performance management system. In addition, the Human Resources Committee may recommend the establishment of specific incentive programs linked to the achievement of key corporate objectives, milestones or events. Short-term incentives are paid in cash.

Directors' Report
continued

All executive Key Management Personnel are eligible to receive an annual incentive under the Company's performance management system. This system facilitates consideration of appropriate performance metrics by the Company and by executives and provides the mechanism for the payment of incentives linked to measurable gains in the achievement of the Company's corporate objectives.

Under the performance management system, usually no more than six key performance objectives for a financial year are specified. The actions to achieve the stated objectives and indicators or measures to be applied in assessing an executive's performance against the objectives are also determined.

Typically, the performance objectives comprise elements relating to individual performance (specific business tasks), the performance of the relevant business division or function depending on the executive's role (eg revenue, costs targets) and in some cases, that of the CSL group.

Importantly, consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, performance is assessed against the extent to which these objectives are exceeded and not simply met. As discussed below, the objectives directly relate to the corporate objectives, strategic plans and financial budgets approved by the Board.

Accordingly, the specific short-term incentive objectives vary from executive to executive both in terms of their nature and the weighting of these objectives in accordance with the Company's priorities.

In relation to process, the Board approves the corporate objectives, strategic plans and financial budgets. The Board also approves the Managing Director's specific performance objectives established with reference to the Board approved corporate objectives, plans and budgets. The Managing Director specifically approves the performance objectives for other executives which are also based on the Board approved corporate objectives, plans and budgets and which are also linked to the Managing Director's performance objectives.

Annual performance objectives and assessment criteria are established consistent with the corporate objectives and business plans approved by the Board and the responsibilities of the executive's position. Upon completion of the annual performance period, performance reviews are then conducted. Proposed incentive payments are then derived from this process having regard to the established performance objectives and assessment criteria. The Human Resources Committee then considers the proposed incentive payments and makes a recommendation to the Board, for approval.

In relation to one-off incentive programs, on 16 March 2004, the Board approved an incentive linked to the successful integration of ZLB Behring based on integration metrics approved by the Board which were previously used to evaluate the Aventis Behring acquisition. A cash payment was payable to selected executives whose roles were deemed critical in ensuring a successful integration, in two tranches. The second tranche was payable during the current financial year after an assessment that the second year integration targets were met.

As with proposed incentive payments under the Company's performance management system, any proposed payments under the one-off incentive programs are considered by the Human Resources Committee with a recommendation for approval then made to the Board.

Further details relating to payments under the short-term incentive programs are set out on pages 49 to 51 of this Report.

Long-term Incentives

Long-term incentives are reserved for employees who have performed to a required performance level and who are regarded as being of strategic and/or operational importance to the Company, and for prospective key employees. The Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for this purpose during the financial year.

Performance Rights Plan

The number of Performance Rights issued to an executive is dependent upon an executive's long-term incentive percentage and the Company's share price. In the case of executive directors, any allocations of Performance Rights are also subject to shareholder approval. Shareholder approval was obtained at the 2003 annual general meeting for up to 350,000 performance rights to be issued in total to Dr Brian McNamee and Mr Tony Cipa over three years.

During the financial year, Performance Rights were granted as equity compensation benefits to executive directors and executive Key Management Personnel on the basis that they were strategically and/or operationally important employees who had performed to a required performance level as evaluated under the Company's performance management system.

The Performance Rights were issued for no consideration. Each Right entitles the holder to subscribe for one fully paid ordinary share in the entity for either nil or nominal consideration. A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised and lapse on termination of employment. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse which is seven years from their issue date.

Performance Rights may become Vested Performance Rights if the Company satisfies specific performance hurdles during specified Performance Periods.

The minimum Performance Period is three years. If all eligible Performance Rights do not vest at the end of this period, performance may be reassessed at one-yearly intervals for up to a further two years. Any Performance Rights which remain unvested after the last reassessment will lapse.

The measure used in the Performance Hurdle is the Company's Total Shareholder Return (TSR) relative to that of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). The Peer Groups for various allocations were established on 1 October 2003, 31 March 2004, 1 October

Directors' Report
continued

2004, 7 June 2005 and 20 December 2005 and are stipulated in the documents evidencing the respective grants.

The Board views TSR as an appropriate measure to assess long-term performance as this measure closely reflects shareholder requirements in terms of share price growth and distributions. Also, the extent to which longer-term corporate objectives are achieved should be reflected in the Company's share price and dividend paying capacity over this time.

Given the Company's relevant capital markets, the Board's view is that the Peer Group best represents the jurisdiction and also the companies with which CSL competes for capital. As the Company is employing a relative TSR measure, the Board's opinion was to exclude from the Peer Group companies operating in distinctive industries not relevant to CSL (such as mining companies).

The performance hurdle is defined so that a proportion of Performance Rights vest when a minimum target is reached and this proportion increases as performance exceeds the minimum target.

In relation to Performance Rights granted to date, if the Company's performance in terms of TSR ranking places it below the 50th percentile at every Test Date, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile on any Test Date, all of the Performance Rights, which have reached or exceeded the minimum Performance Period of three years will vest. 50% of the eligible Performance Rights vest upon CSL being ranked at the 50th percentile with the balance vesting on a straight line basis between the 50th and 75th percentiles. The data used to assess performance is provided by external advisers.

Future Long-term Incentive Arrangements

The Board has determined that future long-term incentive grants to executives will incorporate both Performance Rights and Performance Options (each with a different performance hurdle) to provide a more appropriate balance of risk, a more leveraged incentive and broader performance measurement criteria. The use of these two types of equity is expected to closer align reward with corporate performance, increase the market competitiveness of the total remuneration package, and facilitate the attraction and retention of high calibre executives.

Each long-term incentive grant will generally consist of 50% Performance Rights and 50% Performance Options. For a specified group of Senior Leadership Executives, a mix of 40% Performance Rights and 60% Performance Options will be granted. This latter group includes the CEO and Managing Director and Executive Key Management Personnel.

The Performance Rights will continue to be granted on a similar basis as described above. The performance hurdle attached to Performance Rights will be a relative TSR hurdle with a peer group as described above. Vesting will occur where the Company's TSR ranking is at or above the 50th percentile.

The Performance Options will be issued for nil consideration with an exercise price equal to the volume weighted average CSL share price over the week up to and including the day of grant.

The performance hurdle for the Performance Options will be an earnings per share (EPS) measure. It is expected that the initial target will be 10% compound EPS growth per annum measured from 30 June in the financial year preceding the grant of options until 30 June in the financial year prior to the relevant test date. Either none or all of the Performance Options are exercisable depending on whether this target is achieved.

The Board considers that an EPS performance hurdle is appropriate since a key approved corporate objective is the pursuit of sustainable earnings growth.

Performance Rights and Performance Options will be issued for a term of seven years and begin to be exercisable, subject to satisfying the relevant performance hurdle, after the second anniversary of the date of grant as detailed in the table below:

Grant date anniversary	2nd	3rd	4th
Percentage of Performance Rights and Options vested	25%	35%	40%

If the portion tested at each anniversary meets the relevant performance hurdle, that portion of rights and options will vest and become exercisable until the expiry date. If the portion tested fails to meet the performance hurdle the portion will be carried over to the next anniversary and retested. After the fifth anniversary, any Performance Rights and Performance Options not vested will lapse.

Importantly, there is an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the Performance Rights and Performance Options, a satisfactory (or equivalent) rating under the Company's performance management system.

There will be no company provided loans as part of the future long-term incentive arrangements.

SESOP II

The Senior Executive Share Ownership Plan II ("SESOP II") had previously been used for the purpose of delivering long-term incentives. SESOP II was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under this program, options were issued for a term of seven years and began to be exercisable, subject to satisfying the performance hurdle, after the third anniversary of the date of grant. An allocation could be fully exercisable after five years. The exercise price was calculated using the weighted average price over the five days preceding the issue date of the option.

For the options to be exercisable, a performance hurdle relating to earnings per share for CSL ordinary shares had to be met. Specifically, for the period from the financial year preceding the grant of options until the financial year prior to the date of exercise, pre-abnormal earnings per share had to increase by seven percent compound per annum. Either none or all of the options are exercisable depending upon whether this target is achieved.

Directors' Report
continued

In addition, there was also an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the options, a satisfactory rating under the Company's performance management system.

In relation to grants of options made in previous financial years, the Board's view was that an earnings per share performance hurdle was most appropriate given a key approved corporate objective of pursuing sustainable growth.

Under the rules of SESOP II, participants could be provided with a loan to fund the exercise of the options. Consequently, no loan was made to the recipients of options until the option was exercised and no amounts were recorded in receivables until the option was exercised. Interest equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%) was charged on the loan.

No options were issued under SESOP II during the 2006 financial year.

During the past financial year, the SESOP II loan terms were adjusted to enable the Company to seek loan repayment where the market value of the shares issued to an individual participant falls to 110% or less of the total exercise price. This mechanism will ensure that the full loan amount remains recoverable by the Company.

Relationship between Company Performance & Executive Remuneration

Over the last five years, reward delivered under the long-term incentive component of executive remuneration has been dependent on CSL's EPS growth or TSR performance. As discussed earlier, from the 2007 financial year the long-term incentive arrangements will be dependent on both the EPS growth and TSR performance of CSL.

The table below illustrates the Company's annual compound growth in basic earnings per share (EPS) for the three possible test dates for each SESOP allocation. Options granted under SESOP and SESOP II have vested where the 7% hurdle of annual compound growth is achieved after taking into account exceptional items.

SESOP	Financial Year						
Allocation	2000	2001	2002	2003	2004	2005	2006
1997	16%	19%	23%				
1998		18%	24%	9%			
1999			23%	5%	15%		
2000				5%	18%	22%	
2001					19%	24%	30%
2002						23%	30%
2003							25%

To date each allocation of options has satisfied the performance hurdle before their expiry date. Accordingly, except for options lapsing in accordance with the Rules (eg termination of employment), all options that have met the time-related vesting requirements have vested.

As mentioned earlier in this Report, short-term incentives are principally managed by the Company's performance management system, and until July 2003, long-term incentives were delivered through SESOP and SESOP II using options having an EPS hurdle. Accordingly, until July 2003, there was no direct link between TSR and performance related pay except to the extent that EPS could influence TSR.

Since October 2003, the Company has provided long-term incentives using Performance Rights which have a TSR hurdle. While no Performance Period has yet been completed for any allocation, the table below summarises the prospect of Performance Rights vesting given the Company's relative TSR performance over the Performance Period to date. The data is indicative of results as if tested on 30 June 2006.

Peer Group Establishment Date	Company TSR[1] as at 30 June 2006	Indicative Percentile Rank[1]	Indicative Number of Rights Vesting[1]
1 October 2003	247%	100.0	100%
31 March 2004	164%	98.7	100%
1 October 2004	93%	94.9	100%
7 June 2005	85%	100.0	100%
20 December 2005	32%	96.2	100%

[1] All Performance Rights vest at the 75th percentile

Director and Executive Contracts

Non Executive Directors

Non-executive directors are subject to ordinary election and rotation requirements as stipulated in the ASX Listing Rules and the Company's Constitution. Accordingly, there are no specific employment contracts with non-executive directors.

Executive Key Management Personnel

All executive Key Management Personnel are employed under a service contract. Each contract outlines the key terms of employment including the executive's fixed remuneration. The potential short-term incentive may also be stipulated in the contract or be governed by the Company's remuneration policy which governs the level of short-term incentives applicable to seniority levels.

It is the Company's general practice that employment contracts for executives do not have a fixed term.

It is the Company's policy that employment contracts for executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.

Directors' Report
continued

Certain executives may be entitled to receive a termination payment in addition to notice where the Company terminates employment with the executive. In all circumstances, termination payments are not required to be made where termination of employment by the Company occurs for serious misconduct and breach of contract.

The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible are set out in the table below. With the exception of Tom Giarla whose termination payment may include potential bonuses, termination payments for all executives are expressed in months and calculated by reference to TEC or salary (excluding benefits) which the executive would have earned over that time.

	Notice Period by Company	Notice Period by Employee	Termination Payments
Executive Directors			
B A McNamee	6 months	6 months	12 months
A M Cipa	6 months	6 months	12 months
Specified Executives			
P Turner	6 months	6 months	12 months
C Armit[1]	6 months	6 months	None
P Bordonaro[2]	3 months	3 months	12 months
A Cuthbertson	6 months	6 months	12 months
P Turvey	6 months	6 months	12 months
K Milroy[3]	3 months	3 months	12 months
A von Bibra	6 months	6 months	12 months
T Giarla[4]	6 months	6 months	12 months

1 The Company and Mr C Armit entered into a fixed term contract beginning 14 November 2005 and ending 31 December 2007. The Company cannot terminate this agreement before 31 December 2007 except in the case of material under-performance whereupon six months notice is required, or termination for serious misconduct or breach of contract.

2 The Company and Mr P Bordonaro entered into a fixed term contract beginning 1 February 2006 and ending 31 March 2008. Under the new employment arrangements Mr P Bordonaro ceased to be a Key Management Personnel from 1 February 2006. The notice periods and termination payments disclosed reflect those that were in place while Mr P Bordonaro was Key Management Personnel.

3 Mr K Milroy ceased to be a Key Management Personnel on 6 January 2006. The notice periods and termination payments disclosed reflect those that were in place while Mr K Milroy was Key Management Personnel.

4 Mr T Giarla is currently on an international assignment contract. The term of the assignment is from 16 January 2006 to 1 February 2009 with an option to extend by 12 months by mutual agreement with the company. Should Mr T Giarla be made redundant during or at the conclusion of the assignment, a termination payment consisting of 1 year base salary (or USD300,000, whichever is greater), 100% of annual short-term incentive potential (or USD150,000, whichever is greater), health benefits for two years after termination date, and USD32,000 as compensation for other ongoing benefits. Resignation within the initial two years of the assignment or at the end of the assignment results in a termination payment as described above unless a suitable role is found in the United States.

15. Remuneration Report (continued)

Director and Executive Remuneration

Director Remuneration

		Primary			Post employment		Other Long Term		Share Based Payments		
		Cash salary and fees[2] $	Cash Bonus[3] $	Non-monetary Benefits $	Super-annuation $	Other Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights[4] $	Options[4]	Total
Executive Directors											
Dr B A McNamee	**2006**	**1,542,374**	**1,500,000**	**17,695**	**42,060**	-	**160,629**	-	**610,904**	-	**3,873,662**
Managing Director	2005	1,473,007	1,300,000	68,678	40,202	-	143,735	-	246,680	-	3,272,302
A M Cipa	**2006**	**610,568**	**543,000**	**1,828**	**47,400**	-	**65,166**	-	**275,017**	-	**1,542,979**
Finance Director	2005	525,416	495,000	2,565	42,531	-	46,990	-	138,349	31,269	1,282,120
Non-executive Directors											
P H Wade	**2006**	**275,000**	-	-	**24,750**	-	-	-	-	-	**299,750**
Chairman	2005	235,000	-	-	21,150	-	-	-	-	-	256,150
J Akehurst	**2006**	**126,250**	-	-	**11,363**	-	-	-	-	-	**137,613**
Non-executive director	2005	108,750	-	-	9,788	-	-	-	-	-	118,538
E A Alexander	**2006**	**145,000**	-	-	**13,050**	-	-	-	-	-	**158,050**
Non-executive director	2005	127,500	-	-	11,475	-	-	-	-	-	138,975
I A Renard	**2006**	**128,750**	-	-	**11,587**	-	-	-	-	-	**140,337**
Non-executive director	2005	118,750	-	-	10,688	-	-	-	-	-	129,438
M A Renshaw[1]	**2006**	**128,750**	-	-	**11,587**	-	-	-	-	-	**140,337**
Non-executive director	2005	110,000	-	-	9,900	-	-	-	-	-	119,900
K J Roberts	**2006**	**135,000**	-	-	**12,150**	-	-	-	-	-	**147,150**
Non-executive director	2005	120,000	-	-	10,800	-	-	-	-	-	130,800
A C Webster	**2006**	**126,250**	-	-	**11,363**	-	-	-	-	-	**137,613**
Non-executive director	2005	117,500	-	-	10,575	-	-	-	-	-	128,075
Total of all Directors	**2006**	**3,217,942**	**2,043,000**	**19,523**	**185,310**	-	**225,795**	-	**885,921**	-	**6,577,491**
	2005	2,935,923	1,795,000	71,243	167,109	-	190,725	-	385,029	31,269	5,576,298

1. Mr M A Renshaw commenced 20 July 2004

2. As disclosed on page 43 of this Report under the section titled "Non-Executive Director Remuneration", non-executive directors participate in the NED Share Plan under which non-executive directors are required to take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices.

3. As disclosed on page 44 of this Report under the section titled "Short-term Incentives", executive directors were entitled to receive one-off bonuses linked to meeting performance objectives relating to the successful integration of ZLB Behring.

   Included in the cash bonuses are the following ZLB integration bonuses which were paid in two tranches in the 2005 financial year and 2006 financial year:

	Year	Performance Bonus	ZLB Integration Bonus	Total Cash Bonus
Dr B A McNamee	**2006**	**$750,000**	**$750,000**	**$1,500,000**
	2005	$650,000	$650,000	$1,300,000
Mr A M Cipa	**2006**	**$297,000**	**$246,000**	**$543,000**
	2005	$275,000	$220,000	$495,000

   In relation to the ZLB integration bonus, the bonus was dependant upon achieving 95% of the earnings and cash flow integration targets based on integration metrics used by the Board to evaluate the Aventis Behring acquisition.

4. The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

   The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive director's remuneration in prior years using the grant date basis of measurement.

Directors' Report
continued

15. Remuneration Report (continued)

Non Director Key Management Personnel Remuneration

		Primary			Post employment		Other Long Term		Share Based Payments		
		Cash salary and fees[1] $	Cash Bonus[2] $	Non-monetary Benefits $	Super-annuation $	Retire-ment Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights[3] $	Options[3]	Total
P Turner	**2006**	**886,025**	**886,683**	**34,384**	**78,696**	**-**	**85,192**	**-**	**209,144**	**158,340**	**2,338,464**
President - ZLB Behring (based in United States)	2005	1,008,492	762,440	4,172	78,260	-	395,940	-	83,514	200,002	2,532,820
C Armit	**2006**	**396,340**	**107,500**	**61,993**	**35,401**	**-**	**19,016**	**-**	**96,027**	**105,560**	**821,837**
President - CSL Pharmaceutical (based in Australia)	2005	390,761	124,500	62,895	33,160	-	16,033	-	47,121	160,066	834,536
P Bordonaro	**2006**	**188,489**	**-**	**2,189**	**73,411**	**-**	**-**	**-**	**106,268**	**-**	**370,357**
General Manager - CSL Bioplasma (based in Australia)	2005	371,357	120,000	29,650	30,783	-	4,841	-	68,085	31,269	655,985
A Cuthbertson	**2006**	**424,586**	**157,500**	**91,085**	**32,598**	**-**	**41,039**	**-**	**89,167**	**158,340**	**994,315**
Chief Scientific Officer (based in Australia)	2005	356,772	105,000	53,614	24,747	-	16,829	-	37,166	173,777	767,905
P Turvey	**2006**	**464,228**	**309,625**	**50,051**	**51,886**	**-**	**53,647**	**-**	**102,919**	**105,560**	**1,137,916**
Company Secretary and General Counsel (based in Australia)	2005	397,233	294,000	31,859	48,740	-	22,838	-	58,319	126,414	979,403
K Milroy	**2006**	**224,512**	**132,000**	**20,383**	**30,013**	**-**	**-**	**-**	**45,491**	**160,675**	**613,074**
General Manager - Human Resource (based in Australia)	2005	376,665	258,566	23,495	33,913	-	5,115	-	20,896	82,156	800,806
T Giarla[4]	**2006**	**256,269**	**460,754**	**58,070**	**23,237**	**-**	**-**	**-**	**67,780**	**206,582**	**1,072,692**
President - Bioplasma Asia Pacific (based in Australia)	2005	481,899	1,574,604	9,663	29,382	-	-	-	20,747	98,628	2,214,923
A von Bibra[5]	**2006**	**134,513**	**174,185**	**27,977**	**9,796**	**-**	**22,346**	**-**	**23,103**	**103,662**	**495,582**
General Manager - Human Resource (based in Australia)	2005	-	-	-	-	-	-	-	-	-	-
Total of non-director Key Management Personnel	**2006**	**2,974,962**	**2,228,247**	**346,132**	**335,038**	**-**	**221,240**	**-**	**739,899**	**998,719**	**7,844,237**
	2005	3,383,179	3,239,110	215,348	278,985	-	461,596	-	335,848	872,312	8,786,378

[1] Cash salary and fees, cash bonuses and superannuation paid in foreign currency have been converted to Australian dollars at the year end exchange rate. Both the amount of remuneration and any movement in comparison to prior years may be influenced by changes in the respective currency exchange rates.

[2] Included in the cash bonuses are the following ZLB integration bonuses which were paid in two tranches in the 2005 financial year and 2006 financial year:

	Year	Performance Bonus	ZLB Integration Bonus	Total Cash Bonus
P Turner	**2006**	**$449,757**	**$436,926**	**$886,683**
	2005	$381,220	$381,220	$762,440
P Turvey	**2006**	**$169,750**	**$139,875**	**$309,625**
	2005	$168,000	$126,000	$294,000
K Milroy	**2006**	**-**	**$132,000**	**$132,000**
	2005	$120,664	$137,902	$258,566
A von Bibra	**2006**	**$90,000**	**$84,185**	**$174,185**
	2005	-	-	-

[3] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and disclosed as part of the executive's remuneration in prior years using the grant date basis of measurement.

[4] In the 2005 financial year, T Giarla was entitled to receive a USD 300,000 non-compete payment (effective for up to two years) relating to the sale of JRH Biosciences and was also entitled to receive a USD 300,000 sign-on fee on entering into an employment agreement with CSL in lieu of further entitlements in connection with the sale of JRH Biosciences.

[5] Ms A von Bibra became Key Management Personnel during the 2006 financial year, therefore no amounts are disclosed for the 2005 financial year.

82-3785

Directors' Report
continued

15. Remuneration Report (continued)

Executive Key Management Personnel

Fixed and Performance Remuneration Components

Remuneration Components as a Proportion of Total Remuneration

	Fixed Remuneration (not linked to company performance)[1,3]	Performance Related Remuneration				Total
		Cash Based STI[2]	Equity Based		Total[3]	
			Performance Shares	Performance Options		
Executive Directors						
B A McNamee	45%	39%	16%	-	55%	100%
A M Cipa	47%	35%	18%	-	53%	100%
Key Management Personnel						
P Turner	46%	38%	9%	7%	54%	100%
C Armit	62%	13%	12%	13%	38%	100%
P Bordonaro	71%	0%	29%	-	29%	100%
A Cuthbertson	59%	16%	9%	16%	41%	100%
P Turvey	55%	27%	9%	9%	45%	100%
K Milroy	45%	22%	7%	26%	55%	100%
T Giarla	32%	43%	6%	19%	68%	100%
A von Bibra	39%	35%	5%	21%	61%	100%

[1] Remuneration not linked to company performance means fixed remuneration as outlined in the section "Executive Remuneration Structure" on page 44 of this Report and comprises cash salary, superannuation and non monetary benefits (including interest on loans if any).

As stated under the section "Fixed Remuneration" on page 44 of this Report, any recommendations concerning senior executive fixed remuneration levels are significantly influenced by the executive's performance as assessed under the Company's performance management system.

[2] Cash based STI includes any payments based on the executive's performance under the Company's performance management system as well as any payments pursuant to the specific one-off programs approved by the Board relating to the integration of ZLB Behring.

[3] The balance between fixed and performance related pay and the relationship between short-term and long-term incentive percentages has been significantly influenced during the financial year as a result of cash based short-term incentive payments in connection with the integration of ZLB Behring.

15. Remuneration Report (continued)

Executive Key Management Personnel

Performance Remuneration

	Short term incentive 2006[1]		Accounting Values being amortised in respect of the 2006 equity grants, in future years.[2]				(A) Remunerat'n consisting of options & rights	(B) Value of Rights, granted during 05/06, at granted date[3]	(C) Value of Options exercised during 05/06, at exercise date[4]	(D) Total of columns (B) to (C)
	Percentage Awarded[1]	Percentage Not Awarded[1]	2007 $	2008 $	2009 $	2010 $	%	$	$	$
Executive Directors										
B A McNamee	83.3%	16.7%	682,471	684,341	666,625	204,281	16%	2,614,650	-	2,614,650
A M Cipa	90.0%	10.0%	266,702	267,432	260,759	81,713	18%	1,021,350	997,500	2,018,850
Key Management Personnel										
P Turner	100.0%	-	252,665	253,357	245,430	65,334	16%	942,003	2,978,850	3,920,853
C Armit	62.5%	37.5%	48,466	48,599	45,412	-	25%	181,780	613,200	794,980
P Bordonaro	-	-	48,466	48,599	45,412	-	29%	181,780	1,399,500	1,581,280
A Cuthbertson	87.5%	12.5%	138,405	138,784	136,253	49,412	25%	514,830	469,980	984,810
P Turvey	87.5%	12.5%	86,993	87,232	84,431	21,961	18%	324,380	1,674,900	1,999,280
K Milroy	-	-	28,949	29,029	27,125	-	33%	108,580	24,080	132,660
T Giarla	37.5%	62.5%	44,563	44,685	41,754	-	25%	167,140	1,015,200	1,182,340
A von Bibra	75.0%	25.0%	21,468	21,527	20,115	-	26%	80,520	320,179	400,699

1 Short term incentive awarded and not awarded relates to the period ended 30 June 2006 only.

As mentioned on pages 44 and 45 of this Report under the section "Short-term incentives", consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, to be awarded 100% of short-term incentive, an executive is required to have exceeded all performance objectives. An executive who has obtained less than 100% of their incentive payment may have met all their objectives and exceeded some of their objectives but may not have exceeded all of the performance objectives.

2 The value has been determined at grant date and amortised in accordance with the applicable accounting standard requirements. The minimum value of the grant is $nil if the performance conditions are not satisfied.

3 Represents the value of options and rights that are granted to the person as part of their remuneration in the 2006 financial year. The value at grant date represents the accounting value of the grant.

4 Represents the value of options and rights that were granted to the person as part of their remuneration and that were exercised during the year. The value at exercise date has been determined by the share price at the close of business on exercise date less the option/right exercise price (if any) times by the number of options/rights exercised during 2006.

Directors' Report
continued

15. Remuneration Report (continued)

Executive Key Management Personnel

Options and Rights Holdings

Performance Rights

	Balance at 1 July 2005	Number Granted	Balance at 30 June 2006	Number vested During the Year	Terms and Conditions for Performance Rights grants during 2006			
					Grant Date	Value per Right at Grant Date $	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	40,000			15-Jul-05	24.51	30-Sep-08	7-Jun-12
		37,500	147,500	-	7-Mar-06	43.58	20-Dec-08	20-Dec-12
A M Cipa	40,000	15,000			15-Jul-05	24.51	30-Sep-08	7-Jun-12
		15,000	70,000	-	7-Mar-06	43.58	20-Dec-08	20-Dec-12
Key Management Personnel								
P Turner	24,800	17,650			7-Sep-05	24.40	30-Sep-08	7-Jun-12
		11,900	54,350	-	6-Apr-06	42.97	20-Dec-08	20-Dec-12
A Cuthbertson	11,100	5,250			7-Sep-05	24.40	30-Sep-08	7-Jun-12
		9,000	25,350	-	6-Apr-06	42.97	20-Dec-08	20-Dec-12
P Turvey	17,100	6,250			7-Sep-05	24.40	30-Sep-08	7-Jun-12
		4,000	27,350	-	6-Apr-06	42.97	20-Dec-08	20-Dec-12
C Armit	14,400	7,450	21,850	-	7-Sep-05	24.40	30-Sep-08	7-Jun-12
P Bordonaro	20,800	7,450	28,250	-	7-Sep-05	24.40	30-Sep-08	7-Jun-12
K Milroy	5,800	4,450	10,250	-	7-Sep-05	24.40	30-Sep-08	7-Jun-12
T Giarla	6,000	6,850	12,850	-	7-Sep-05	24.40	30-Sep-08	7-Jun-12
A von Bibra	1,500	3,300	4,800	-	7-Sep-05	24.40	30-Sep-08	7-Jun-12
Total	211,500	191,050	402,550	-				

The Board has resolved to make grants of Performance Rights relating to the 2006 financial year subsequent to completing assessments under the Company's performance management system and annual reviews of executive remuneration levels. These are expected to be granted in October 2006.

Directors' Report
continued

15. Remuneration Report (continued)

Executive Key Management Personnel

SESOP and SESOP II Options

	Balance at 1 July 2005	Number Granted	Number Exercised	Number Lapsed/ Forfeited	Balance at 30 June 2006	Number Vested During the Year	Vested and Exercisable at 30 June 2006
Executive Directors							
B A McNamee	-	-	-	-	-	-	-
A M Cipa	75,000	-	50,000	-	25,000	15,000	25,000
Specified Executives							
P Turner	175,000	-	145,000	-	30,000	65,000	-
C Armit	90,000	-	40,000	-	50,000	70,000	30,000
P Bordonaro	75,000	-	75,000	-	-	15,000	-
A Cuthbertson	87,000	-	57,000	-	30,000	57,000	-
P Turvey	100,000	-	80,000	-	20,000	40,000	-
K Milroy	70,000	-	28,000	-	42,000	7,000	-
T Giarla	103,500	-	45,000	-	58,500	54,000	36,000
A von Bibra	39,600	-	21,120	-	18,480	5,280	-
Total	815,100	-	541,120	-	273,980	328,280	91,000

In relation to the 2006 financial year, the Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for long term incentive purposes. Accordingly, no options were issued under SESOP II during the financial year. The last grant of options under SESOP II was made in July 2003.

Shares Issued on Exercise of Options and Rights

	Date Options & rights granted[1,2]	Number of Shares	Paid $ Per Share	Unpaid $ Per Share
Executive Directors				
B A McNamee	-	-	-	-
A M Cipa	Aug-2000	50,000	34.04	-
Key Management Personnel				
P Turner	Aug-2000	100,000	34.04	-
	Jul-2002	45,000	27.97	-
C Armit	Feb-2000	40,000	23.07	-
A Cuthbertson	Feb-2000	12,000	21.01	-
	Jul-2002	45,000	27.97	-
P Turvey	Aug-2000	50,000	34.04	-
	Jul-2002	30,000	27.97	-
P Bordonaro	Aug-2000	75,000	34.04	-
K Milroy	Jun-2001	28,000	37.54	-
T Giarla	Jul-2003	45,000	12.19	-
A von Bibra	Jun-2001	21,120	37.54	-
Total		541,120		

[1] For all of the Options granted, the time-related vesting criteria was 60% of the allocation after three years from grant date, 20% after four years from grant and the balance of 20% after five years from grant date.

[2] Refer to the tables on page 54 and above for the balance of options and performance rights held by Key Management Personnel subsequent to exercise of the options and performance rights as set out above.

Directors' Report
continued

15. Remuneration Report (continued)

Directors and other Key Management Personnel

Shareholding

	Balance at 1 July 2005	Options exercised during year	Other changes during year	Balance at 30 June 2006	Balance as of date of this report
Directors					
B A McNamee	343,511	-	(50,000)	293,511	293,511
A M Cipa	8,547	50,000	(50,000)	8,547	8,547
P H Wade	30,910	-	1,241	32,151	32,151
J Akehurst	6,313	-	531	6,844	6,844
E A Alexander	6,516	-	531	7,047	7,047
I A Renard	6,373	-	531	6,904	6,904
M A Renshaw	659	-	531	1,190	1,190
K J Roberts	5,838	-	(469)	5,369	5,369
A C Webster	8,842	-	531	9,373	9,373
Key Management Personnel					
P Turner	12,242	145,000	(145,000)	12,242	12,242
C Armit	110,910	40,000	(80,000)	70,910	70,910
P Bordonaro	26,760	75,000	(101,000)	760	760
A Cuthbertson	48,379	57,000	(48,000)	57,379	57,379
P Turvey	46,971	80,000	(75,713)	51,258	51,258
K Milroy	36,603	28,000	(62,832)	1,771	1,771
T Giarla	-	45,000	(45,000)	-	-
A von Bibra	1,283	21,120	(21,765)	638	638
Total	700,657	541,120	(675,883)	565,894	565,894

Loans to Executive Key Management Personnel

Details of the aggregate of loans to Key Management Personnel are as shown:

		Opening Balance $000	Interest Charged $000	Interest Not Charged $000	Closing Balance $000	Number in group 30 June 2005
Executive Directors	**2006**	**941**	**37**	**20**	**493**	**2**
	2005	1,882	71	71	941	2
Key Management Personnel	**2006**	**5,041**	**112**	**212**	**4,938**	**8**
	2005	1,930	72	218	5,041	10
Total Executive Directors and Key Management Personnel	**2006**	**5,982**	**149**	**232**	**5,431**	**10**
	2005	3,812	143	289	5,982	12

15. Remuneration Report (continued)

Loans to Executive Key Management Personnel (continued)

Details of the aggregate of loans to Key Management Personnel are as shown:

	Balance at 1 July 2005 $'000	Interest Charged $'000	Interest Not Charged $'000	Balance at 30 June 2006 $'000	Highest Owing in Period $'000
Executive Directors					
B A McNamee	893	35	18	447	893
A M Cipa	48	2	2	46	48
Key Management Personnel					
P Turner	110	4	4	110	110
C Armit	2,537	40	62	1,615	3,460
P Bordonaro	330	-	2	-	330
A Cuthbertson	1,008	37	91	1,511	1,784
P Turvey	593	20	50	1,702	1,702
K Milroy	463	-	3	-	463
T Giarla	-	11	-	-	-

All of the loans relate to SESOP and SESOP II under which Key Management Personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to Key Management Personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%).

Interest not charged represents the difference between the average commercial rate of interest during the year (7%) and interest charged to the individual.

16. Other Transactions and Balances with Directors and other Key Management Personnel

The directors and other key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships including property leasing and research collaborations with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council; and
- The parent entity made contributions during the financial year to the CSL Superannuation Plan.

Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

17. Indemnification of Directors and Officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of the consolidated entity.

The Company has entered into a Director's Deed with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

- an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a subsidiary (as defined in the Corporations Act 2001) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;
- that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and
- the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that

Directors' Report
continued

director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $678,937.89 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses (including liability for certain legal costs) arising as a result of work performed in their respective capacities, to the extent permitted by law.

18. Auditor independence and non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amounts paid or payable to the entity's auditor, Ernst & Young for non-audit services provided during the year are set out below. The directors, in accordance with the advice received from the Audit and Risk Management Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Management Committee to ensure that they do not impact the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 accompanies this Report.

Ernst & Young and its related practices received or are due to receive the following amounts for the provision of non-audit services:

Due diligence and completion audits	$ 16,000
Compliance and other audits	$194,243
	$210,243

19. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed



Peter H Wade (Director)

Signed



Brian A McNamee (Director)

Melbourne

23 August 2006

82-3785



Ernst & Young Building
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Australia

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Tel 61 3 9288 8000
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Auditor's Independence Declaration
to the Directors of CSL Limited

In relation to our audit of the financial report of CSL Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Ivan Wingreen
Partner
Melbourne

23 August 2006

CSL Limited and its controlled entities

Income Statement

for the year ended 30 June 2006

		Consolidated Entity			
	Notes	Operating 2006 $000	Contingent Consideration (Note 5) 2006 $000	Total 2006 $000	2005 $000
Continuing operations					
Sales revenue	3	**2,848,908**	**-**	**2,848,908**	2,608,965
Cost of sales		**(1,703,033)**	**-**	**(1,703,033)**	(1,618,833)
Gross profit		**1,145,875**	**-**	**1,145,875**	990,132
Other revenues	3	**54,624**	**-**	**54,624**	41,294
Other income	3	**2,081**	**-**	**2,081**	-
Research and development expenses		**(161,023)**	**-**	**(161,023)**	(140,958)
Selling and marketing expenses		**(339,863)**	**-**	**(339,863)**	(324,866)
General and administration expenses		**(161,197)**	**(328,515)**	**(489,712)**	(116,504)
Finance costs	3	**(41,517)**	**-**	**(41,517)**	(38,815)
Profit before income tax expense		**498,980**	**(328,515)**	**170,465**	410,283
Income tax expense	4	**(148,087)**	**94,979**	**(53,108)**	(175,554)
Net profit from continuing operations	23	**350,893**	**(233,536)**	**117,357**	234,729
Discontinued operations					
Profit after tax from discontinued operations	6	**-**	**-**	**-**	253,045
Profit attributable to members of the parent entity	23	**350,893**	**(233,536)**	**117,357**	487,774

Earnings per share		Cents		Cents	Cents
Basic earnings per share for profit from continuing operations	34	**192.77**		**64.47**	119.77
Basic earnings per share for profit from discontinuing operations	34	**-**		**-**	129.11
Basic earnings per share for profit attributable to members	34	**192.77**		**64.47**	248.88
Diluted earnings per share for profit from continuing operations	34	**184.25**		**61.62**	116.39
Diluted earnings per share for profit attributable to members	34	**184.25**		**61.62**	241.86

CSL Limited and its controlled entities

Income Statement

for the year ended 30 June 2006

	Notes	Parent Entity 2006 $000	Parent Entity 2005 $000
Continuing operations			
Sales revenue	3	**346,822**	363,320
Cost of sales		**(171,356)**	(170,853)
Gross profit		**175,466**	192,467
Other revenues	3	**35,016**	30,998
Other income	3	**1,660**	-
Research and development expenses		**(79,509)**	(59,192)
Selling and marketing expenses		**(47,785)**	(42,517)
General and administration expenses		**(58,419)**	(56,558)
Finance costs	3	**(4,826)**	(387)
Profit before income tax expense		**21,603**	64,811
Income tax expense	4	**(5,569)**	(9,516)
Profit attributable to members of the parent entity	23	**16,034**	55,295

CSL Limited and its controlled entities

Balance Sheet

as at 30 June 2006

		Consolidated Entity		Parent Entity	
	Notes	2006 $000	2005 $000	2006 $000	2005 $000
CURRENT ASSETS					
Cash and cash equivalents	7	**753,694**	723,842	**177,290**	461,769
Trade and other receivables	8	**593,679**	559,227	**99,734**	71,283
Current tax assets	18	**6,889**	-	**6,889**	-
Inventories	9	**973,427**	946,583	**66,426**	59,451
Other financial assets	10	**7,872**	-	**-**	-
Total Current Assets		**2,335,561**	2,229,652	**350,339**	592,503
NON-CURRENT ASSETS					
Trade and other receivables	8	**17,673**	14,026	**11,117**	20,041
Other financial assets	11	**4,728**	16,566	**1,232,935**	1,232,905
Property, plant and equipment	12	**816,336**	769,143	**268,881**	261,402
Deferred tax assets	13	**187,432**	76,659	**-**	-
Intangible assets	14	**820,841**	786,435	**20,000**	20,000
Retirement benefit assets	15	**3,514**	50	**1,840**	-
Total Non-Current Assets		**1,850,524**	1,662,879	**1,534,773**	1,534,348
TOTAL ASSETS		**4,186,085**	3,892,531	**1,885,112**	2,126,851
CURRENT LIABILITIES					
Trade and other payables	16	**388,979**	398,555	**688,999**	595,199
Interest-bearing liabilities and borrowings	17	**463,632**	15,141	**-**	-
Current tax liabilities	18	**88,038**	37,130	**-**	-
Provisions	19	**85,885**	81,891	**26,115**	17,848
Deferred government grants	20	**371**	296	**371**	296
Retirement benefit liabilities	15	**4,635**	-	**-**	-
Total Current Liabilities		**1,031,540**	533,013	**715,485**	613,343
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	17	**595,197**	995,839	**-**	-
Non-current tax liabilities	18	**5,043**	-	**-**	-
Deferred tax liabilities	13	**61,767**	78,277	**1,715**	9,958
Provisions	19	**408,053**	78,546	**5,223**	16,391
Deferred government grants	20	**4,093**	2,664	**4,093**	2,664
Retirement benefit liabilities	15	**90,588**	95,667	**-**	159
Total Non-Current Liabilities		**1,164,741**	1,250,993	**11,031**	29,172
TOTAL LIABILITIES		**2,196,281**	1,784,006	**726,516**	642,515
NET ASSETS		**1,989,804**	2,108,525	**1,158,596**	1,484,336
EQUITY					
Contributed equity	21	**994,101**	1,223,466	**994,101**	1,223,466
Reserves	22	**(55,767)**	(183,006)	**13,351**	2,803
Retained earnings	23	**1,051,470**	1,068,065	**151,144**	258,067
TOTAL EQUITY	24	**1,989,804**	2,108,525	**1,158,596**	1,484,336

CSL Limited and its controlled entities

Statement of Recognised Income and Expense

for the year ended 30 June 2006

		Consolidated Entity		Parent Entity	
	Notes	2006 $000	2005 $000	2006 $000	2005 $000
Profit for the year		**117,357**	487,774	**16,034**	55,295
Exchange differences on translation of foreign operations, net of hedges	22	**116,691**	(196,973)	**-**	-
Gains (losses) on available-for-sale financial assets, net of tax	22	**(101)**	-	**(101)**	-
Actuarial gains (losses) on defined benefit plans, net of tax	23	**(9,558)**	(16,136)	**1,437**	38
Net income (expense) recognised directly in equity		**107,032**	(213,109)	**1,336**	38
Total recognised income and expense for the year attributable to equity holders	24	**224,389**	274,665	**17,370**	55,333

CSL Limited and its controlled entities

Cash Flow Statement

for the year ended 30 June 2006

	Notes	Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		**2,982,382**	2,698,158	**373,303**	369,640
Payments to suppliers and employees (inclusive of GST)		**(2,324,695)**	(2,073,331)	**(329,539)**	(291,294)
Cash generated from operations		**657,687**	624,827	**43,764**	78,346
Income taxes (paid)/received		**(127,727)**	(43,299)	**4,173**	(14,620)
Interest received		**24,767**	16,954	**8,438**	12,384
Finance costs paid		**(32,563)**	(30,660)	**(324)**	(387)
Net cash inflow from operating activities	32	**522,164**	567,822	**56,051**	75,723
Net cash outflow from operating activities – discontinued operations	6	**-**	9,566	**-**	-
Net cash inflow from operating activities – continuing operations		**522,164**	577,388	**56,051**	75,723
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		**2,739**	712	**281**	13
Proceeds (payments) from the sale of business unit		**(14,920)**	460,135	**-**	-
Dividends received		**396**	-	**2,661**	-
Payments for property, plant and equipment		**(122,065)**	(105,015)	**(38,881)**	(32,029)
Payments for other investments		**(132)**	(277)	**(132)**	(277)
Payments for intellectual property		**(8,548)**	(9,001)	**-**	-
Payments for restructuring of acquired entities and businesses		**(10,086)**	(83,967)	**-**	-
Payments for onerous contracts		**(5,025)**	(14,682)	**-**	-
Income tax on profit on sale of business unit		**-**	(30,433)	**-**	(20,624)
Net cash inflow/(outflow) from investing activities		**(157,641)**	217,472	**(36,071)**	(52,917)
Net cash outflow from investing activities – discontinued operations	6	**-**	14,868	**-**	-
Net cash inflow/(outflow) from investing activities – continuing operations		**(157,641)**	232,340	**(36,071)**	(52,917)
Cash flows from Financing Activities					
Proceeds from issue of shares	21	**51,711**	16,970	**51,711**	16,970
Payments for shares bought back	21	**(281,538)**	(317,795)	**(281,538)**	(317,795)
Dividends paid		**(124,394)**	(63,508)	**(124,394)**	(63,508)
Advances from subsidiaries		**-**	-	**49,762**	790,596
Proceeds from borrowings		**-**	268,617	**-**	-
Repayment of borrowings		**(2,082)**	(70,972)	**-**	-
Net cash inflow/(outflow) from financing activities		**(356,303)**	(166,688)	**(304,459)**	426,263
Net cash flow from financing activities – discontinued operations	6	**-**	-	**-**	-
Net cash inflow/(outflow) from financing activities – continuing operations		**(356,303)**	(166,688)	**(304,459)**	426,263
Net increase/(decrease) in cash and cash equivalents – continuing operations		**8,220**	643,040	**(284,479)**	449,069
Net decrease in cash and cash equivalents – discontinued operations	6	**-**	(24,434)	**-**	-
Net increase in cash and cash equivalents		**8,220**	618,606	**(284,479)**	449,069
Cash and cash equivalents at the beginning of the financial year		**719,751**	110,343	**461,769**	12,700
Exchange rate variations on foreign cash and cash equivalent balances		**20,017**	(9,198)	**-**	-
Cash at the end of the financial year	32	**747,988**	719,751	**177,290**	461,769

Notes to the Financial Statements
for the year ended 30 June 2006

1 Summary of Significant Accounting Policies

The financial report of CSL Limited (the Company) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 23 August 2006.

(a) Statement of compliance

This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. Compliance with AASBs ensures that the financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards (IFRS).

This is the first financial report prepared in accordance with the Australian equivalents to the International Financial Reporting Standards (AIFRS) and AASB 1 First-Time adoption of Australian Equivalents to International Financial Reporting Standards has been applied. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 7 Financial Instruments: Disclosure, AASB 132 Financial Instruments: Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 37.

Except for the revised AASB 119 Employee Benefits (issued December 2004) and AASB 7 Financial Instruments: Disclosure (issued August 2005), Australian Accounting Standards that have been issued or amended subsequent to 1 July 2005, but are not yet effective or adopted by the consolidated entity for the annual reporting period ended 30 June 2006 are as follows:

AASB amendment/ standard	Affected Standard(s)	Nature of change to accounting policy	Application date of standard	Application date for the consolidated entity
2004-3	AASB 1: First-time adoption of AIFRS, AASB 101: Presentation of Financial Statements, and AASB 124: Related Party Disclosures.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-1	AASB 139: Financial Instruments: Recognition and Measurement.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-4	AASB 139: Financial Instruments: Recognition and Measurement, AASB 132: Financial Instruments: Disclosure and Presentation, AASB 1: First-time adoption of AIFRS, AASB 1023: General Insurance Contracts, and AASB 1038: Life Insurance Contracts.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-5	AASB 1: First time adoption of AIFRS, AASB 139: Financial Instruments: Recognition and Measurement.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-6	AASB 3: Business Combinations.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-9	AASB 4: Insurance contracts, AASB 1023: General Insurance Contracts, AASB 132: Financial Instruments: Presentation and Disclosure, AASB 139: Financial Instruments: Recognition and Measurement.	Change to accounting policy required. However, no material impact on the current financial years financial statements.	1 January 2006#	1 July 2006

82-3785

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

1 Summary of Significant Accounting Policies (continued)

(a) Statement of compliance (continued)

AASB amendment/ standard	Affected Standard(s)	Nature of change to accounting policy	Application date of standard	Application date for the consolidated entity
2005-10	AASB 1: First time adoption of AIFRS, AASB 4: Insurance contracts, AASB 101: Presentation of Financial Statements, AASB 114: Segment Reporting, AASB 117: Leases, AASB 133: Earnings per Share, AASB 132: Financial Instruments: Presentation and Disclosure, AASB 139: Financial Instruments: Recognition and Measurement, AASB 1023: General Insurance Contracts, AASB 1038: Life Insurance Contracts.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2006-1	AASB 121: The Effects of Changes in Foreign Exchange Rates.	No change to accounting policy required. Therefore no impact.	31 December 2006*	1 July 2006
UIG 4	UIG 4: Determining whether an Asset Contains a Lease.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
UIG 5	UIG 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.	Not applicable to the consolidated entity. Therefore no impact.	Not applicable	Not applicable
UIG 6	UIG 6: Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.	Not applicable to the consolidated entity. Therefore no impact.	Not applicable	Not applicable
UIG 7	UIG 7: Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies.	No change to accounting policy required. Therefore no impact.	1 March 2006#	1 July 2006
UIG 8	UIG 8: Scope of AASB 2. required. Therefore no impact.	No change to accounting policy	1 May 2006#	1 July 2006
UIG 9	UIG 9: Reassessment of Embedded Derivatives.	No change to accounting policy required. Therefore no impact.	1 June 2006#	1 July 2006

Application date is for the annual reporting periods beginning on or after this date.

* Application date is for the annual reporting periods ending on or after this date.

1 Summary of Significant Accounting Policies (continued)

(b) Basis of Accounting

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, and land and buildings.

The preparation of a financial report in conformity with Australian Accounting Standards requires directors to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The consolidated entity has elected to apply AASB 119 Employee Benefits (issued December 2004) to the annual reporting period beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

The consolidated entity has also elected to apply AASB 7 Financial Instruments: Disclosure to the annual reporting period beginning 1 July 2005. As permitted by AASB 1 First-Time adoption of Australian Equivalents to International Financial Reporting Standards, comparative information has not been restated.

The accounting policies set out below have been applied consistently, except as noted below, to all periods presented in the consolidated financial report and in preparing the opening AIFRS balance sheet at 1 July 2004 for the purpose of the transition to Australian Accounting Standards – AIFRS.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the period and at balance date (together being the consolidated entity).

All intercompany balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial period, its results are included in the consolidated income statement from the date on which control commences. Where there is loss of control of an entity, the consolidated income statement includes the results for the part of the reporting period during which control existed.

(d) Foreign Currency Translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is CSL Limited's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the rate of exchange ruling at the date of the transaction.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in functional currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as securities held at fair value through profit or loss, are reported as part of the securities fair value gain or loss. Translation differences on non-monetary items, such as securities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Assets and liabilities of foreign operations are translated to Australian dollars at the rates of exchange ruling at the end of the reporting period. Revenue and expenses of foreign operations are translated to Australian dollars at the average rates of exchange ruling for the period. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings designated as hedges of such investments, are taken to the translation reserve. When a foreign operation is sold, a proportionate share of the post 1 July 2004 net exchange differences are recognised in the income statement as part of the gain or loss on sale.

Notes to the Financial Statements continued

for the year ended 30 June 2006

1 Summary of Significant Accounting Policies (continued)

(e) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Interest income

Interest income is recognised as it accrues (using the effective interest rate method).

Other revenue

Other revenue is recognised as it accrues.

Dividend income

Dividend income is recognised when the shareholders' right to receive the payment is established.

(f) Government Grants

Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the consolidated entity will comply with all attached conditions.

Government grants relating to an expense item are deferred and recognised in the income statement over the period necessary to match them with the expenses that they are intended to compensate. Government grants received for which there is no future related costs are recognised in the income statement immediately.

Government grants relating to the purchase of property, plant and equipment are included in current and non-current liabilities as deferred income and are released to the income statement on a straight line basis over the expected useful lives of the related assets.

(g) Borrowing Costs

Borrowing costs are expensed as incurred (using the effective interest rate method), except where they are directly attributable to the acquisition or construction of a qualifying asset, in which case they are capitalised as part of the cost of that asset.

(h) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(i) Income Tax

Income tax on the profit or loss for the reporting period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the reporting period, using the income tax rate for each jurisdiction that has been enacted or substantially enacted at reporting date and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences, at the tax rates expected to apply when the assets are recovered or liabilities are settled, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences arising from the initial recognition of an asset or a liability that affect neither accounting profit nor taxable income and differences relating to investments in subsidiaries, to the extent they will probably not reverse in the foreseeable future, are not provided for.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set-off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities related to the same taxable entity or group and the same taxation authority.

1 Summary of Significant Accounting Policies (continued)

(j) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value. Cash and cash equivalents comprises cash on hand, at call deposits with banks or financial institutions, investments in money market instruments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues (using the effective interest rate method).

(k) Trade and other receivables

Trade and other receivables are initially recorded at the amount of the contracted sale proceeds. A provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other receivables are recognised and carried at the nominal amount due. Non-current receivables are recognised and carried at amortised cost. They are non-interest bearing and have various repayment terms.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value.

Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and other financial assets

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 7, AASB 132 and AASB 139 only from 1 July 2005. The consolidated entity has applied Australian accounting standards in force prior to financial years beginning 1 January 2005 ("AGAAP") to the comparative information on investments and other financial assets within the scope of AASB 7, AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

In accordance with AIFRS, subsequent to 1 July 2005, the consolidated entity classifies its investments as financial assets at fair value through the profit or loss, or available for sale financial assets. The classification depends on the purpose for which the investments were acquired. The consolidated entity determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date when allowed and appropriate.

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. A financial asset is designated in this category if there exists the possibility it will be sold in the short term, and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the income statement in the period in which they arise.

Financial assets at fair value through the profit or loss are carried at fair value.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are designated as available-for-sale. They are included in non-current assets unless it is intended to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are carried at fair value.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the unrealised gains reserve until they are sold or impaired, at which time the accumulated fair value adjustments are included in the income statement.

The fair value of financial assets is based on active market prices. If the market for a financial asset is not active, the consolidated entity establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances.

Investments in subsidiaries are carried at their cost of acquisition, less any impairment allowance, in the Company's financial statements.

Notes to the Financial Statements continued

for the year ended 30 June 2006

1 Summary of Significant Accounting Policies (continued)

(n) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

The consolidated entity has taken the exemption available under AASB 1 not to apply AASB 3 to past business combinations that occurred before transition to AIFRS.

In accordance with AIFRS, where an entity is acquired and the fair value of the identifiable net assets acquired, including any existing restructuring liabilities and contingent liabilities assumed of the acquired entity, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is recognised immediately in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired. Where goodwill arises it is brought to account on the basis described in note 1(s).

(o) Property, Plant and Equipment

Freehold land and buildings are recorded at cost, which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation, amortisation and accumulated impairment losses, which is not in excess of the recoverable amount. Capital work in progress is stated at cost. Property, plant and equipment, except freehold land, are depreciated over their useful lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(p) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently whenever events or changes in circumstances indicate that it may be impaired.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units, and then, to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

(q) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(r) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item to the consolidated entity are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing liabilities.

Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate on the finance balance outstanding. Finance charges are charged directly against income. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

1 Summary of Significant Accounting Policies (continued)

(r) Leases (continued)

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense in the income statement on a straight-line basis.

(s) Goodwill

On acquisition of some or all of the assets of another entity, the identifiable net assets acquired (including contingent liabilities assumed) are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses, over the fair value of the identifiable net assets, is brought to account as goodwill. As from 1 July 2004 goodwill is not amortised.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

For business combinations prior to 1 July 2004, the date of transition to AIFRS, goodwill is included on the basis of its amortised cost, being the amount recorded under the previous AGAAP. The consolidated entity has taken the exemption available under AASB 1 not to restate the opening AIFRS balance sheet for business combinations that occurred prior to transition to AIFRS.

(t) Research and Development, Patents and Intellectual Property

Current expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products before the start of commercial production or use, is recognised in the income statement as incurred except where the products being developed are technically and commercially feasible and adequate resources are available to complete their development.

Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life.

Purchased intellectual property and other intangibles have been assessed as having finite lives and are carried at cost less accumulated amortisation and accumulated impairment losses. Purchased intellectual property and other intangibles are amortised on a systematic basis over their useful lifes (from 10 to 20 years).

The carrying value of intellectual property and other intangibles is tested for impairment annually, or more frequently where events or changes in circumstances indicate that they might be impaired.

(u) Trade and other payables

Liabilities for trade payables and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

(v) Interest-Bearing Liabilities and Borrowings

Interest-bearing liabilities and borrowings are recognised initially at fair value net of transactions costs incurred. Subsequent to initial recognition, interest-bearing liabilities and borrowings are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of borrowings using the effective interest method.

(w) Derivative Financial Instruments

The consolidated entity may use derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

In accordance with it's treasury policy, the consolidated entity does not hold or issue derivative trading instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 7, AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 7, AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, the consolidated entity entered into forward exchange contracts where it agrees to purchase or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

1 Summary of Significant Accounting Policies (continued)

(w) Derivative Financial Instruments (continued)

Gains or costs arising from entering into forward exchange contracts, together with the subsequent exchange gains or losses resulting from re-measurement of those contracts by reference to movements in spot exchange rates are deferred in the balance sheet from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale.

In accordance with AIFRS, effective 1 July 2005, derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement, except where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, in which case the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

When the forecasted transaction, which is subject to a derivative financial instrument designated as a hedge, results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

(x) Provisions

Provisions are recognised when the consolidated entity has a present legal or constructive obligation arising from past transactions or events, it is probable that a future sacrifice of economic benefits will be made, and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost. In addition, the following specific recognition criteria must also be met before a provision is recognised:

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Claims provision including IBNR

The claims provision including Incurred But Not Reported (IBNR) is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring

A restructuring provision is recognised when the main features of the restructuring are planned, identifying the business/locations affected, location, function and approximate number of employees, the expenditures that will be undertaken and the implementation timetable, and there is a demonstrable commitment and valid expectation that the restructuring plan will be implemented.

Onerous contracts

A provision for onerous contracts is recognised when the expected economic benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

Surplus lease space

A provision for surplus lease space is recognised when a net obligation exists in respect of operating leases that have been identified as surplus to the consolidated entity's current requirements.

1 Summary of Significant Accounting Policies (continued)

(y) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs expected to be settled within one year, together with benefits arising from wages and salaries and annual leave which will be settled after one year, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the projected unit credit method.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Superannuation Plans

The consolidated entity contributes to defined benefit and defined contribution superannuation plans for the benefit of all employees. Defined benefit superannuation plans provide defined lump sum benefits based on years of service and final average salary. Defined contribution plans receive fixed contributions from the consolidated entity and the consolidated entity's legal and constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with maturity and currency that match, as closely as possible, the estimated future cash outflows. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in retained earnings as incurred.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation are taken into account in measuring the net liability or asset.

Contributions to defined contribution superannuation plans are recognised as an expense as they become payable.

Termination Benefits arising as a consequence of acquisitions

Liabilities for termination benefits relating to an acquired entity are recognised if a termination benefit liability, of the acquired entity, exists as at the date of the acquisition. Liabilities for termination benefits arising as a result of the acquisition are recognised in accordance with note 1(y).

(z) Share-based payment transactions

Under the Revised Senior Executive Share Ownership Plan and Employee Performance Rights Plan, Group Executives and Employees are granted options or performance rights over CSL Limited shares which only vest if the Company and the individual achieve certain performance hurdles.

Under the Global Employee Share Plan, all employees are granted the option to acquire discounted CSL Limited shares.

No employee expense is recognised in respect of options and rights granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options or rights are exercised and the proceeds received allocated to share capital.

The fair value of options or rights granted after 7 November 2002 and vesting after 1 January 2005 is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a combination of the Binomial and Black Scholes option valuation methodologies, taking into account the terms and conditions upon which the options and rights were granted.

The fair value of the options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the Company revises its estimate of the number of options and rights that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate of the number of options and rights that are expected to vest. No expense is recognised for options and rights that do not ultimately vest, except where vesting is conditional upon a market condition.

Upon exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital.

Notes to the Financial Statements continued

for the year ended 30 June 2006

1 Summary of Significant Accounting Policies (continued)

(aa) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue or buy-back of shares are shown in equity as a deduction, net of tax, from equity.

(bb) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to members, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Discontinued operations

Basic and diluted earnings per share attributable to discontinued operations is calculated by dividing the profit attributable to members from discontinued operations and dividing it by the weighted average number of ordinary shares calculated for the basic earnings per share and diluted earnings per share calculations as outline above respectively.

2 Segment Information

Business Segments

The consolidated entity's primary segment reporting format is business segments. The consolidated entity operates one segment - Human Health, the principal activity being to develop, manufacture and market biopharmaceutical products to the human health industry.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financial statements. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes North and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies.

82-3785

2 Segment Information (continued)

Business Segments	ZLB Behring 2006 $000	Other Human Health 2006 $000	Total Human Health 2006 $000	ZLB Behring 2005 $000	Other Human Health 2005 $000	Total Human Health 2005 $000
External sales	2,445,621	403,287	2,848,908	2,195,196	413,769	2,608,965
Other external revenue	4,721	24,193	28,914	22,098	578	22,676
Segment revenue	2,450,342	427,480	2,877,822	2,217,294	414,347	2,631,641
Unallocated revenue			25,710			18,618
Total revenue			2,903,532			2,650,259
Segment results	497,947	47,902	545,849	390,182	57,721	447,903
Finance costs			(41,517)			(38,815)
Net unallocated revenue / expense			(5,352)			1,195
Profit before income tax expense and contingent consideration			498,980			410,283
Contingent consideration			(328,515)			-
Profit before income tax expense			170,465			410,283
Income tax expense			(53,108)			(175,554)
Profit from continuing operations			117,357			234,729
Profit from discontinued operations, net of tax			-			253,045
Profit attributable to members of the parent entity			117,357			487,774
Assets and liabilities						
Segment assets	3,231,836	372,048	3,603,884	2,656,216	375,662	3,031,878
Unallocated assets			582,201			860,653
Total assets			4,186,085			3,892,531
Segment liabilities	807,710	69,887	877,597	494,979	38,420	533,399
Unallocated liabilities			1,318,684			1,250,607
Total liabilities			2,196,281			1,784,006
Other Segment information						
Segment capital expenditure	82,721	38,278	120,999	89,489	31,095	120,584
Unallocated capital expenditure			1,066			1,186
Discontinued operation capital expenditure			-			13,936
Total capital expenditure			122,065			135,706
Depreciation and amortisation	84,772	29,271	114,043	92,562	28,126	120,688
Unallocated depreciation and amortisation			2,021			1,803
Discontinued operation depreciation and amortisation			-			2,646
Total depreciation and amortisation			116,064			125,137
Other non-cash expenses	-	75	75	1,927	67	1,994

Notes to the Financial Statements continued

for the year ended 30 June 2006

2 Segment Information (continued)

Geographic Segments	Australasia/ Asia Pacific $000	Americas $000	Europe, Middle East & Africa $000	Consolidated $000
June 2006				
External revenues	**575,073**	**1,200,896**	**1,127,563**	**2,903,532**
Segment assets	**1,131,432**	**736,636**	**2,318,017**	**4,186,085**
Total capital expenditure	**39,703**	**40,000**	**42,362**	**122,065**
June 2005				
External revenues	503,562	1,022,998	1,123,699	2,650,259
Segment assets	1,074,905	699,882	2,117,744	3,892,531
Total capital expenditure	68,413	33,892	33,401	135,706

	Consolidated Entity		Parent Entity	
	2006 $000	**2005 $000**	**2006 $000**	**2005 $000**
3 Revenue and expenses				
Revenue and expenses from continuing operations				
(a) Revenue				
Sales revenue	**2,848,908**	2,608,965	**346,822**	363,320
Other revenue				
Dividend revenue				
Subsidiaries	**-**	-	**2,265**	16,331
Finance revenue	**25,466**	16,940	**8,337**	12,650
Rent	**950**	940	**950**	940
Royalties and licence revenue	**28,208**	23,414	**23,464**	1,077
Total other revenues	**54,624**	41,294	**35,016**	30,998
Total revenue from continuing operations	**2,903,532**	2,650,259	**381,838**	394,318
Finance revenue comprises:				
Interest received/receivable:				
Other persons and/or corporations	**25,317**	16,797	**8,033**	11,584
Subsidiaries	**-**	-	**165**	923
Key management personnel	**149**	143	**139**	143
	25,466	16,940	**8,337**	12,650
(b) Other income				
Government grants	**1,660**	-	**1,660**	-
Net gains on disposal of plant, property and equipment	**421**	-	**-**	-
Total other income	**2,081**	-	**1,660**	-

The consolidated entity has also entered into various grant agreements relating to the development, commercialisation and production of pharmaceutical products. The grants received are deferred until all conditions or other contingencies attaching to them have been satisfied, at which time they are recognised as other income over the period necessary to match them with the expenses that they are intended to compensate.

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
3 Revenue and expenses (continued)					
(c) Finance costs					
Interest paid/payable					
Other persons and/or corporations		**34,157**	29,544	**4,826**	387
Non-cash interest - Unwinding of discount		**7,360**	9,271	**-**	-
Total finance costs		**41,517**	38,815	**4,826**	387
(d) Depreciation and amortisation included in the income statement					
Depreciation and amortisation of fixed assets					
Buildings depreciation	12	**8,936**	11,702	**4,007**	3,836
Plant and equipment depreciation	12	**92,243**	101,029	**27,115**	25,910
Leased property, plant and equipment amortisation	12	**2,877**	3,907	**-**	-
Leasehold improvements amortisation	12	**950**	51	**-**	-
Total depreciation and amortisation of fixed assets		**105,006**	116,689	**31,122**	29,746
Amortisation of intangibles					
Intellectual Property	14	**11,058**	5,802	**-**	-
Total amortisation of intangibles		**11,058**	5,802	**-**	-
Total depreciation and amortisation		**116,064**	122,491	**31,122**	29,746
(e) Other expenses					
Write-down of inventory to net realisable value		**14,852**	26,148	**3,490**	981
Doubtful debts		**8,787**	2,528	**(74)**	(3)
Net loss on disposal of PPE		**-**	1,994	**75**	67
Net foreign exchange (gain)/loss		**951**	(543)	**611**	(980)
(f) Lease payments and related expenses included in the income statement					
Rental expenses relating to operating leases		**34,098**	41,039	**1,930**	1,433
(g) Employee benefits expense					
Salaries and wages		**674,602**	665,815	**116,505**	106,182
Defined benefit plan (benefit)/expense	25	**14,218**	(18,799)	**1,952**	2,017
Defined contribution plan expense	25	**19,638**	14,480	**9,610**	8,631
Share based payments expense	22	**4,684**	2,294	**4,684**	2,294
		713,142	663,790	**132,751**	119,124

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Notes	Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
4 Income tax					
Income tax expense reported in the consolidated income statement		**53,108**	175,554	**5,569**	9,516
Income tax expense attributable to discontinued operations		**-**	37,429	**-**	-
		53,108	212,983	**5,569**	9,516
(a) Reconciliation of income tax expense					
Recognised in the income statement					
Current tax expense					
Current year		**160,191**	95,677	**6,714**	12,253
Deferred tax expense					
Origination and reversal of temporary differences		**(96,638)**	87,192	**(2,432)**	64
(Tax losses recognised)/ Expense on derecognition of tax losses		**(13,184)**	22,185	**-**	-
	13	**(109,822)**	109,377	**(2,432)**	64
Under (over) provided in prior years		**2,739**	7,929	**1,287**	(2,801)
Income tax expense reported in the income statement		**53,108**	212,983	**5,569**	9,516
Recognised directly in equity					
Deferred tax benefit/expense					
Share based payments		**6,427**	-	**6,427**	-
Net actuarial (gain)/loss on defined benefit plans		**6,319**	(8,184)	**(616)**	17
Income tax expense recognised in equity	13	**12,746**	(8,184)	**5,811**	17
(b) Reconciliation between tax expense and pre-tax net profit					
The reconciliation between tax expense and the product of accounting profit before income tax multiplied by the consolidated entity's applicable income tax rate is as follows:					
Accounting profit before tax from continuing operations		**170,465**	410,283	**21,603**	64,811
Accounting profit before tax from discontinued operations		**-**	290,474	**-**	-
Accounting profit before income tax		**170,465**	700,757	**21,603**	64,811
Income tax calculated at 30% (2005: 30%)		**51,139**	210,228	**6,481**	19,443
Research and development		**(2,984)**	(2,404)	**(2,984)**	(2,404)
Non-assessable capital loss / (gain)		**2,073**	(51,193)	**-**	-
Exempt dividends received		**-**	-	**(680)**	(4,899)
Other non-deductible expenses / (non-assessable revenue)		**7,570**	9,945	**1,466**	177
(Utilisation of tax losses)/Unrecognised deferred tax assets		**(13,183)**	22,185	**-**	-
Effects of different rates of tax on overseas income		**5,754**	16,293	**-**	-
Under/(Over) provision in prior year		**2,739**	7,929	**1,286**	(2,801)
		53,108	212,983	**5,569**	9,516

4 Income tax (continued)

Tax consolidation in Australia

The Company and its wholly owned Australian resident entities formed a tax consolidation group with effect from 1 July 2004 and therefore are taxed as a single entity from that date. CSL Limited is the head entity of the tax-consolidated group.

Tax effect accounting by members of the tax consolidated group in Australia

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidation group are recognised in the separate financial statements of the members of the tax-consolidation group using the 'separate taxpayer within group' approach, by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax consolidation group and are recognised as amounts payable/(receivable) to/(from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax–consolidated group will be available against which the asset can be utilised.

Tax funding arrangements and tax sharing agreements in Australia

Members of the tax-consolidated group have entered into a tax funding agreement. The tax funding agreement sets out the funding obligations of members of the tax-consolidated group. Payments are required to/from the head entity equal to the current tax liability/(asset) assumed and any deferred tax assets arising from unused tax losses assumed by the head entity, resulting in the head entity recognising an inter-entity payable/(receivable) equal to the tax liability/(asset) assumed. The inter-entity payable/(receivable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amount under the tax sharing agreement is considered remote.

5 Contingent consideration on acquisition of Aventis Behring

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the ordinary share price of CSL Limited is above A$28 per share ('trigger price') for a specified future period. To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for any 60 consecutive trading days during the period from 27 September 2007 to 26 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the ordinary share price of CSL Limited is above A$35 per share for a specified future period. The same requirement for the trigger price must be satisfied as mentioned above.

On 20 June 2006 the Board of Directors performed their six monthly review of the likelihood of the potential contingent payments meeting the criteria for recognition as a provision. During this review it was determined that as a result of the continued positive business performance the contingency now met the recognition criteria and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited.

Consistent with AIFRS and the company's announcement at the time of the acquisition, the provision is charged to the Income Statement at the time of recognition. To provide the reader with greater clarity of the effect of this charge on the financial statements, it has been separately shown on the face of the Income Statement. The liability is included on the balance sheet within non-current provisions (see note 19).

Notes to the Financial Statements continued

for the year ended 30 June 2006

6 Discontinued operations

On 28 February 2005, the consolidated entity disposed of the JRH business unit, a separate business segment, to Sigma-Aldrich Corporation. The disposal included 100% of the voting shares in CSL US Inc, JRH Biosciences Limited and JRH Biosciences Pty Ltd. CSL US Inc was the owner of JRH Biosciences Inc.

Details on the sale of the JRH businesses are as follows:

	Consolidated Entity
	2005 $000
(a) Profit after tax from discontinued operation	
Pre-tax gain on sale of discontinued operation (see (b) below)	278,902
Post 1 July 2004 foreign currency translation reserve movement	(11,164)
Income tax expense	(30,051)
Gain on sale after tax	237,687
Contribution for the period 1 July 2004 to 28 February 2005 after tax (see (c) below)	15,358
Profit after tax from discontinued operation	253,045
(b) Gain on sale and effect of the disposal on individual assets and liabilities of the consolidated entity	
Cash and cash equivalents	(18,883)
Trade and other receivables	(18,297)
Inventories	(113,276)
Property, plant and equipment	(40,475)
Deferred tax assets	(717)
Intangible assets	(9,785)
Trade and other payables	20,969
Provisions	1,120
Net identifiable assets and liabilities	(179,344)
Consideration received, satisfied in cash	458,246
Pre-tax gain on sale of discontinued operation	278,902
Net cash inflow from transaction (consideration net of cash disposed)	439,363
(c) Analysis of profit and loss contribution for the period 1 July 2004 to 28 February 2005 of the discontinued operation	
Sales revenue	140,969
Cost of sales	(94,091)
Gross profit	46,878
Other revenues	264
Research and development expenses	(4,763)
Selling and marketing expenses	(7,470)
General and administration expenses	(9,348)
Finance costs	(2,825)
Profit before income tax	22,736
Income tax expense	(7,378)
Net profit after tax	15,358
(d) Cash flows for the period 1 July 2004 to 28 February 2005 of the discontinued operation	
Net cash flows from operating activities	(9,566)
Net cash flows from investing activities	(14,868)
Net cash flows from financing activities	-
Net cash flows	(24,434)

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
7 Cash and cash equivalents				
Cash at bank and on hand	**384,064**	258,528	**28,066**	-
Cash deposits	**369,630**	465,314	**149,224**	461,769
	753,694	723,842	**177,290**	461,769
8 Trade and other receivables				
Current				
Trade receivables	**538,726**	502,325	**35,843**	29,673
Less: Allowance for doubtful debts (i)	**13,744**	4,170	**423**	497
	524,982	498,155	**35,420**	29,176
Sundry receivables	**40,063**	38,828	**7,805**	15,089
Prepayments	**28,634**	22,244	**3,036**	2,419
Receivables – wholly owned subsidiaries	**-**	-	**49,534**	24,599
Receivables – partly owned subsidiaries	**-**	-	**3,939**	-
	593,679	559,227	**99,734**	71,283
Non Current				
Related parties				
Wholly owned subsidiaries	**-**	-	**-**	5,148
Partly owned subsidiaries	**-**	-	**-**	3,939
Loans to key management personnel – executive directors	**511**	941	**511**	941
Loans to key management personnel – other executives	**4,937**	5,041	**4,937**	5,449
Loans to other employees	**5,669**	5,032	**5,669**	4,564
Long Term Deposits	**6,556**	3,012	**-**	-
	17,673	14,026	**11,117**	20,041
(i) Reconciliation of Allowance for doubtful debts				
Opening balance	**4,170**	1,642	**497**	500
Additional allowance / (utilised)	**8,787**	3,901	**(74)**	(3)
Currency translation differences	**787**	(1,373)	**-**	-
	13,744	4,170	**423**	497
9 Inventories				
Raw materials and stores – at cost	**188,269**	196,939	**13,088**	11,922
Less: Allowance for diminution in value	**10,139**	3,515	**967**	159
Raw materials and stores – net	**178,130**	193,424	**12,121**	11,763
Work in progress – at cost	**413,415**	539,361	**19,073**	18,673
Less: Allowance for diminution in value	**25,699**	33,780	**1,549**	902
Work in progress – net	**387,716**	505,581	**17,524**	17,771
Finished goods – at cost	**423,129**	265,896	**37,985**	31,355
Less: Allowance for diminution in value	**15,548**	18,318	**1,204**	1,438
Finished goods - net	**407,581**	247,578	**36,781**	29,917
	973,427	946,583	**66,426**	59,451
10 Other financial assets				
Current				
At fair value through the profit or loss:				
Managed financial assets	**7,872**	-	-	-

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	**2005 $000**	**2006 $000**	**2005 $000**
11 Other financial assets (continued)				
Non-current				
Available-for-sale financial assets:				
Unlisted equity securities	**4,728**	-	**4,728**	-
At fair value through the profit or loss:				
Managed financial assets	**-**	11,868	**-**	-
Investment in non-controlled entity at cost	**-**	4,698	**-**	4,698
Shares in subsidiaries – at cost (refer note 31)	**-**	-	**1,228,207**	1,228,207
	4,728	16,566	**1,232,935**	1,232,905
12 Property, Plant and Equipment				
Land at cost				
Opening balance	**26,097**	27,090	**25,030**	25,030
Other additions	**-**	809	**-**	-
Disposals	**(411)**	(1,607)	**-**	-
Currency translation differences	**48**	(195)	**-**	-
Closing balance	**25,734**	26,097	**25,030**	25,030
Buildings at cost				
Opening balance	**196,653**	206,448	**81,162**	71,214
Transferred from capital work in progress	**24,803**	12,695	**2,093**	9,948
Other additions	**264**	-	**-**	-
Disposals	**(101)**	(5,159)	**-**	-
Currency translation differences	**9,741**	(17,331)	**-**	-
Closing balance	**231,360**	196,653	**83,255**	81,162
Accumulated depreciation and impairment losses				
Opening balance	**39,039**	33,241	**22,500**	18,664
Depreciation for the year	**8,936**	11,875	**4,007**	3,836
Disposals	**(103)**	(1,221)	**-**	-
Currency translation differences	**2,769**	(4,856)	**-**	-
Closing balance	**50,641**	39,039	**26,507**	22,500
Net book value of buildings	**180,719**	157,614	**56,748**	58,662
Net book value of land and buildings	**206,453**	183,711	**81,778**	83,692
Leasehold improvements at cost				
Opening balance	**4,208**	11,687	**168**	168
Transferred from capital work in progress	**1,286**	952	**-**	-
Other additions	**31**	5,221	**-**	-
Disposals	**(26)**	(13,234)	**(9)**	-
Currency translation differences	**(459)**	(418)	**-**	-
Closing balance	**5,040**	4,208	**159**	168
Accumulated amortisation and impairment				
Opening balance	**2,282**	5,575	**168**	168
Amortisation for the year	**950**	798	**-**	-
Disposals	**(17)**	(3,473)	**(9)**	-
Currency translation differences	**163**	(618)	**-**	-
Closing balance	**3,378**	2,282	**159**	168
Net book value of leasehold improvements	**1,662**	1,926	**-**	-

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
12 Property, Plant and Equipment (continued)				
Plant and equipment at cost				
Opening balance	**884,337**	909,382	**486,233**	431,208
Transferred from capital work in progress	**69,160**	82,424	**17,020**	56,296
Other additions	**18,297**	29,431	**-**	-
Disposals	**(24,187)**	(57,175)	**(10,408)**	(1,270)
Currency translation differences	**47,013**	(79,725)	**-**	-
Closing balance	**994,620**	884,337	**492,845**	486,234
Accumulated depreciation and impairment				
Opening balance	**412,570**	381,776	**321,728**	297,008
Depreciation for the year	**92,243**	102,755	**27,115**	25,910
Disposals	**(22,151)**	(27,670)	**(10,128)**	(1,189)
Currency translation differences	**26,641**	(44,291)	**-**	-
Closing balance	**509,303**	412,570	**338,715**	321,729
Net book value of plant and equipment	**485,317**	471,767	**154,130**	164,505
Leased property, plant and equipment at cost				
Opening balance	**33,617**	33,046	**-**	-
Other additions	**256**	4,741	**-**	-
Disposals	**(116)**	(731)	**-**	-
Currency translation differences	**3,536**	(3,439)	**-**	-
Closing balance	**37,293**	33,617	**-**	-
Accumulated amortisation and impairment				
Opening balance	**3,741**	214	**-**	-
Amortisation for the year	**2,877**	3,907	**-**	-
Disposals	**(108)**	-	**-**	-
Currency translation differences	**1,371**	(380)	**-**	-
Closing balance	**7,881**	3,741	**-**	-
Net book value of leased property, plant and equipment	**29,412**	29,876	**-**	-
Capital work in progress				
Opening balance	**81,863**	120,170	**13,205**	47,420
Other additions	**103,084**	64,813	**38,880**	32,029
Transferred to buildings at cost	**(24,803)**	(12,695)	**(2,092)**	(9,948)
Transferred to plant and equipment at cost	**(69,160)**	(82,424)	**(17,020)**	(56,296)
Transferred to leasehold improvements at cost	**(1,286)**	(952)	**-**	-
Currency translation differences	**3,794**	(7,049)	**-**	-
Closing balance	**93,492**	81,863	**32,973**	13,205
Total net book value of property, plant and equipment	**816,336**	769,143	**268,881**	261,402

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
13 Deferred tax assets and liabilities				
Deferred tax asset	**187,432**	76,659	**-**	-
Deferred tax liability	**(61,767)**	(78,277)	**(1,715)**	(9,958)
Net deferred tax asset / (liability)	**125,665**	(1,618)	**(1,715)**	(9,958)
(a) Deferred tax balances comprise temporary differences attributable to:				
Amounts recognised in the income statement				
Trade and other receivables	**(7,518)**	(4,935)	**449**	(143)
Inventories	**41,698**	21,330	**(2,095)**	(1,486)
Property, plant and equipment	**(62,066)**	(55,637)	**(18,797)**	(20,701)
Intangible assets	**(49,171)**	(34,357)	**-**	-
Other assets	**8,169**	(170)	**153**	230
Trade and other payables	**8,813**	12,921	**2,084**	1,382
Interest bearing liabilities	**751**	910	**-**	-
Other liabilities and provisions	**163,428**	66,052	**10,680**	10,743
Recognised carry-forward tax losses	**7,474**	26	**-**	-
Other	**1,341**	426	**-**	-
	112,919	6,566	**(7,526)**	(9,975)
Amounts recognised in equity				
Other assets	**6,427**	-	**6,427**	-
Interest bearing liabilities	**-**	-	**-**	-
Other liabilities and provisions	**6,319**	(8,184)	**(616)**	17
	12,746	(8,184)	**5,811**	17
Net deferred tax asset/(liability)	**125,665**	(1,618)	**(1,715)**	(9,958)
(b) Movement reconciled				
Opening balance	**(1,618)**	128,653	**(9,958)**	(9,877)
Credited/(charged) to the income statement	**109,882**	(109,337)	**2,432**	(64)
Credited/(charged) to equity	**12,746**	(8,184)	**5,811**	(17)
Acquisition of subsidiary	**-**	-	**-**	-
Disposal of subsidiary	**-**	(717)	**-**	-
Currency translation difference	**4,655**	(12,033)	**-**	-
Closing balance	**125,665**	(1,618)	**(1,715)**	(9,958)
(c) Unrecognised deferred tax assets				
Deferred tax assets have not been recognised in respect of the following:				
Tax losses:				
Expiry date in less than 1 year	**226**	-	**-**	-
Expiry date greater than 1 year but less than 5 years	**-**	3,567	**-**	-
Expiry date greater than 5 years	**6,519**	20,460	**-**	-
No expiry date	**19,547**	35,899	**-**	-
	26,292	59,926	**-**	-

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available for utilisation in the entities that have recorded these losses.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
14 Intangible Assets				
(a) Carrying amounts				
Goodwill				
Opening balance	**692,591**	785,380	-	-
Disposals	-	(9,785)	-	-
Currency translation differences	**42,840**	(83,004)	-	-
Closing balance	**735,431**	692,591	-	-
Intellectual property				
Opening balance	**104,411**	80,277	**20,000**	20,000
Additions	-	32,098	-	-
Disposals	-	-	-	-
Currency translation differences	**1,438**	(7,964)	-	-
Closing balance	**105,849**	104,411	**20,000**	20,000
Accumulated amortisation and impairment				
Opening balance	**10,567**	5,787	-	-
Amortisation for the year	**11,058**	5,802	-	-
Disposals	-	-	-	-
Currency translation differences	**(1,186)**	(1,022)	-	-
Closing balance	**20,439**	10,567	-	-
Net intellectual property	**85,410**	93,844	**20,000**	20,000
Total net intangible assets	**820,841**	786,435	**20,000**	20,000

The amortisation charge is recognised in general and administration expenses in the income statement.

(b) Impairment tests for cash generating units containing goodwill

All goodwill is related to the ZLB Behring cash generating unit.

The impairment test for the ZLB Behring cash generating unit is based on value in use calculations. These calculations use cash flow projections based on actual operating results and the three-year strategic business plan. Cash flows for a further period of 3 years have been extrapolated using a zero per cent growth rate at which point a Terminal Value is calculated based on a business valuation multiple. The valuation multiple has been calculated based on independent external analyst views, long term government bond rates and the Company's pre-tax cost of debt. Projected cash flows have been discounted by using the implied pre-tax discount rate of 9.44% associated with the business valuation multiple discussed above.

The recoverable amount of the unit significantly exceeds its carrying amount, including goodwill. It is not considered a reasonable possibility for a change in assumptions to occur that would lead to the recoverable amount falling below the units carrying amount.

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
15 Retirement benefit assets and liabilities				
Retirement benefit assets				
Non-current				
Defined benefit plans (refer note 25)	**3,514**	50	**1,840**	-
Retirement benefit liabilities				
Current defined benefit plans (refer note 25)	**4,635**	-	-	-
Non-current defined benefit plans (refer note 25)	**90,588**	95,667	-	159
Total retirement benefit liabilities	**95,223**	95,667	-	159
16 Trade and other payables				
Current				
Trade payables	**136,089**	146,846	**32,859**	31,356
Accruals and other payables	**252,890**	251,709	**37,179**	23,441
Payable – wholly owned subsidiaries	-	-	**618,961**	540,402
	388,979	398,555	**688,999**	595,199
17 Interest-bearing liabilities and borrowings				
Current				
Bank overdrafts – Unsecured	**5,706**	4,091	-	-
Bank loans – Unsecured (a)	**347,333**	1,011	-	-
Senior Unsecured Notes - Unsecured (b)	**18,993**	-	-	-
Deferred cash settlement for subsidiary acquired - unsecured (c)	**80,228**	-	-	-
Deferred cash settlement for intangibles acquired - Unsecured (d)	**9,261**	8,283	-	-
Lease liability – Secured (e)	**2,111**	1,756	-	-
	463,632	15,141	-	-
Non-current				
Bank loans - Unsecured (a)	**139,589**	457,258	-	-
Senior Unsecured Notes - Unsecured (b)	**317,477**	324,891	-	-
Deferred cash settlement for subsidiary acquired - Unsecured (c)	**82,262**	150,950	-	-
Deferred cash settlement for intangibles acquired - Unsecured (d)	**16,459**	24,255	-	-
Lease liability - Secured (e)	**39,410**	38,485	-	-
	595,197	995,839	-	-

(a) The consolidated entity has a global multi-currency facility of $650 million (2005: $650 million). During the year there were no additional draw downs under the facility. The current portion of the facility expires in March 2007, with the non-current portion expiring in March 2009. Interest is payable semi-annually in arrears at a variable rate.

(b) Represents USD250 million of Senior Unsecured Notes placed into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012. On 19 June 2006 USD88 million of the notes was converted into Euro 70 million via an agreement with the noteholders. The Euro notes have the same maturity profile as the USD notes, however the interest rate on the Euro notes is fixed at 3.98% and 4.70%.

17 Interest-bearing liabilities and borrowings (continued)

(c) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:-

Payment (USD)	Payment Date	Discount Rate
30 million	15 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(d) The company has deferred cash settlements for consideration payable on the acquisition of intangible assets, discounted at the incremental borrowing rate at the time of acquisition (ranging from 2% to 3.5%). Payment dates are determined in accordance with the acquisition agreements and are payable at various dates concluding in 2007.

(e) Finance leases have an average lease term of 18 years (2005: 18 years). The weighted average discount rate implicit in the leases is 6.14% (2005: 6.37%). The consolidated entity's lease liabilities are secured by leased assets of $29.4m (2005: $29.9m). In the event of default, leased assets revert to the lessor.

Refer to note 32 for details on the total facilities available and drawn down. Note 36 has further information about the consolidated entity's exposure to interest rate risk, foreign exchange risk and the fair value of financial assets and liabilities.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
18 Tax assets and liabilities				
Current Assets				
Income tax	**6,889**	-	**6,889**	-
Tax Liabilities				
Current liability income tax	**88,038**	37,130	**-**	-
Non-current income tax	**5,043**	-	**-**	-
Total tax liabilities	**93,081**	37,130	**-**	-

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
19 Provisions				
Current				
Employee benefits (refer note 25)	**66,237**	47,198	**24,805**	16,717
Restructuring (i)	**10,828**	23,319	**-**	-
Onerous contracts (ii)	**4,676**	2,467	**-**	-
Surplus lease space (iii)	**2,343**	6,720	**-**	-
Other (vi)	**1,801**	2,187	**1,310**	1,131
	85,885	81,891	**26,115**	17,848
Non-current				
Employee benefits (refer note 25)	**52,586**	56,174	**4,221**	10,646
Onerous contracts (ii)	**15,863**	12,783	**-**	-
Surplus lease space (iii)	**948**	3,844	**-**	-
Provision for contingent consideration on Aventis Behring acquisition (refer Note 5 and (iv))	**337,654**	-	**-**	-
Claims provision including IBNR (v)	**1,002**	5,745	**1,002**	5,745
	408,053	78,546	**5,223**	16,391

(i) Restructuring

This provision is for restructuring.

(ii) Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs, over the estimated cash flows to be received in relation to certain contracts, having regard to the risks of the activities relating to the contracts.

(iii) Surplus lease space

A surplus lease space provision has been recognised in respect to the net obligation payable for various non-cancellable operating leases where the leases have been identified as surplus to the consolidated entity's current requirements.

(v) Claims provision

The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

Discounting

Where the effect of discounting is determined to be material to the provision, the net estimated cash flows are discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the liability.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
19 Provisions (continued)				
Movements				
(i) Restructuring				
Opening balance	**23,319**	115,879	**-**	-
Additional provision	**-**	5,014	**-**	-
Payments made	**(10,086)**	(89,364)	**-**	-
Provision released	**(3,357)**	-	**-**	-
Currency translation differences	**952**	(8,210)	**-**	-
Closing balance	**10,828**	23,319	**-**	-
(ii) Onerous contracts				
Opening balance	**15,250**	33,767	**-**	-
Additional provision	**9,111**	-	**-**	-
Payments made	**(5,025)**	(14,682)	**-**	-
Currency translation differences	**1,203**	(3,835)	**-**	-
Closing balance	**20,539**	15,250	**-**	-
(iii) Surplus lease space				
Opening balance	**10,564**	14,502	**-**	-
Additional provision	**-**	896	**-**	-
Payments made	**(4,908)**	(2,950)	**-**	-
Provision released	**(2,511)**	-	**-**	-
Currency translation differences	**146**	(1,884)	**-**	-
Closing balance	**3,291**	10,564	**-**	-
(iv) Contingent consideration on Aventis Behring acquisition				
Opening balance	**-**	-	**-**	-
Provision recognised	**328,515**	-	**-**	-
Currency translation differences	**9,139**	-	**-**	-
Closing balance	**337,654**	-	**-**	-
(v) Claims provision including IBNR				
Opening balance	**5,745**	11,161	**5,745**	11,161
Provisions utilised	**(4,743)**	(5,416)	**(4,743)**	(5,416)
Closing balance	**1,002**	5,745	**1,002**	5,745
(vi) Other				
Opening balance	**2,187**	4,587	**1,131**	1,250
Additional provision	**1,101**	2,053	**74,575**	1,277
Payments made	**(1,539)**	(4,089)	**(74,396)**	(1,396)
Currency translation differences	**52**	(364)	**-**	-
Closing balance	**1,801**	2,187	**1,310**	1,131
20 Deferred government grants				
Current deferred income	**371**	296	**371**	296
Non-current deferred income	**4,093**	2,664	**4,093**	2,664
	4,464	2,960	**4,464**	2,960

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
21 Contributed equity				
Ordinary shares issued and fully paid	**994,101**	1,223,466	**994,101**	1,223,466

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or proxy, at a meeting of the company.

	2006		2005	
	Number of shares	$000	Number of shares	$000
Movement in ordinary shares on issue				
Opening balance	**188,272,370**	**1,223,466**	196,448,377	1,502,417
Share buy-back, inclusive of cost (i)	**(8,000,000)**	**(281,538)**	(10,000,000)	(317,795)
Shares issued to employees through participation in SESOP II(ii)	**1,553,870**	**49,917**	985,210	15,628
Shares issued to shareholders though participation in Dividend Reinvestment Plan (iii)	**-**	**-**	770,457	21,442
Shares issued to employees through participation in GESP (iv)	**62,779**	**1,794**	68,326	1,342
Share Based payments reserve transfer (see note 22)	**-**	**462**	-	432
Closing balance	**181,889,019**	**994,101**	188,272,370	1,223,466

(i) As part of its continuing capital management program, the Company purchased 8,000,000 ordinary shares on market at an average price of $35.16 per share, with prices ranging from $34.25 to $36.44. The share buy-back was approved by the Board on 28 June 2005. All shares were cancelled prior to 31 December 2005.

During March, April and May 2005, the Company purchased 10,000,000 ordinary shares on market as part of its ongoing capital management program. Of these 8,871,306 were cancelled prior to 30 June 2005 and 1,128,694 cancelled subsequent to 30 June 2005. The share buy-back was approved by the Board on 22 February 2005. The shares were acquired at an average price of $31.76 per share, with prices ranging from $28.57 to $35.05.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
(ii) Options exercised under SESOP II as disclosed in note 26 were as follows:				
- 0 issued at $8.93	**-**	893	**-**	893
- 0 issued at $10.82	**-**	631	**-**	631
- 52,200 issued at $12.19	**636**	1,398	**636**	1,398
- 0 issued at $13.23	**-**	5,192	**-**	5,192
- 17,000 issued at $20.84	**354**	1,417	**354**	1,417
- 12,000 issued at $21.01	**252**	1,008	**252**	1,008
- 40,000 issued at $23.07	**923**	3,691	**923**	3,691
- 459,610 issued at $27.97	**12,855**	420	**12,855**	420
- 467,580 issued at $34.04	**15,917**	978	**15,917**	978
- 18,000 issued at $20.67	**372**	-	**372**	-
- 24,800 issued at $49.94	**1,239**	-	**1,239**	-
- 462,680 issued at $37.54	**17,369**	-	**17,369**	-
	49,917	15,628	**49,917**	15,628
(iii) Shares issued to shareholders under the Dividend Reinvestment Plan	**-**	21,442	**-**	21,442
	-	21,442	**-**	21,442

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
21 Contributed equity (continued)				
(iv) Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in note 26 were as follows:				
- 29,789 issued at $27.59 on 9 September 2005	**822**	549	**822**	549
- 32,990 issued at $29.46 on 8 March 2006	**972**	793	**972**	793
	1,794	1,342	**1,794**	1,342
22 Reserves				
Share based payments reserve (i)	**13,452**	2,803	**13,452**	2,803
Net unrealised gains reserve (ii)	**(101)**	-	**(101)**	-
Foreign currency translation reserve (iii)	**(69,118)**	(185,809)	**-**	-
	(55,767)	(183,006)	**13,351**	2,803
Movement reconciliation				
(i) Share based payments reserve				
Opening balance	**2,803**	941	**2,803**	941
Share based payments expense	**4,684**	2,294	**4,684**	2,294
Deferred tax on share based payments	**6,427**	-	**6,427**	-
Transfer to contributed equity	**(462)**	(432)	**(462)**	(432)
Closing balance	**13,452**	2,803	**13,452**	2,803
(ii) Net unrealised gains reserve				
Opening balance	**-**	-	**-**	-
Unrealised losses on revaluation of available-for-sale investments	**(101)**	-	**(101)**	-
Closing balance	**(101)**	-	**(101)**	-
(iii) Foreign currency translation reserve				
Opening balance	**(185,809)**	-	**-**	-
Net exchange gains/(losses) on translation of foreign subsidiaries, net of hedge	**116,691**	(196,973)	**-**	-
Realised exchange loss on disposal of foreign subsidiaries reclassified to the income statement, net of hedge	**-**	11,164	**-**	-
Closing balance	**(69,118)**	(185,809)	**-**	-

Nature and purpose of reserves

(i) Share based payments reserve

The share based payments reserve is used to recognise the fair value of options, performance rights and global employee share plan rights issued but not exercised. Amounts are transferred to contributed equity when options and other equity instruments are exercised.

(ii) Net unrealised gains reserve

The net unrealised gains reserve is used to recognise the cumulative changes in the fair value, net of tax, of investments that are classified as available-for-sale. Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(iii) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedging the Company's net investment in foreign operations.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
23 Retained earnings				
Opening balance	**1,068,065**	681,377	**258,067**	287,684
Net profit for the year	**117,357**	487,774	**16,034**	55,295
Dividends	**(124,394)**	(84,950)	**(124,394)**	(84,950)
Actuarial gain/(loss) on defined benefit plans	**(15,877)**	(24,320)	**2,053**	55
Deferred tax on actuarial gain/(loss) on defined benefit plans	**6,319**	8,184	**(616)**	(17)
Closing balance	**1,051,470**	1,068,065	**151,144**	258,067
(a) Dividends paid				
Dividends recognised in the current year by the Company are:				
Final ordinary dividend of 30 cents per share, fully franked, paid on 10 October 2005 (2005: 26 cents per share, fully franked)	**55,113**	51,249	**55,113**	51,249
Special dividend of 10 cents per share, franked to 1.78 cents, paid on 10 October 2005 (2005: Nil cents per share)	**18,371**	-	**18,371**	-
Interim ordinary dividend of 28 cents per share, unfranked, paid on 13 April 2006 (2005: 17 cents per share, fully franked)	**50,910**	33,701	**50,910**	33,701
	124,394	84,950	**124,394**	84,950
(b) Dividends not recognised at year end				
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 40 cents per share, unfranked (2005: ordinary dividend of 30 cents per share fully franked, special dividend of 10 cents per share franked to 1.78 cents per share). The aggregate amount of the proposed dividend, based on the number of shares on issue at the date of this report, is expected to be paid on 13 October 2006 out of retained earnings at 30 June 2006, but not recognised as a liability	**72,756**	73,538	**72,756**	73,538

(c) Franking credit balance

There are no amounts of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
24 Equity				
Total equity at the beginning of the financial year	**2,108,525**	2,184,735	**1,484,336**	1,791,042
Total recognised income and expense for the year attributable to equity holders	**224,389**	274,665	**17,370**	55,333
Movement in contributed equity	**(229,365)**	(278,951)	**(229,365)**	(278,951)
Dividends	**(124,394)**	(84,950)	**(124,394)**	(84,950)
Realised exchange differences on disposal of foreign subsidiaries reclassified to the income statement, net of hedge	-	11,164	-	-
Movement in share based payments reserve	**10,649**	1,862	**10,649**	1,862
Total equity at the end of the financial year	**1,989,804**	2,108,525	**1,158,596**	1,484,336

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
25 Employee benefits					
A reconciliation of the employee benefits recognised is as follows:					
Retirement benefit assets – non-current (note 15)		**3,514**	50	**1,840**	-
Retirement benefit liabilities – current (note 15)		**4,635**	-	**-**	-
Provision for employee benefits – current (note 19)		**66,237**	47,198	**24,805**	16,717
Retirement benefit liabilities – non-current (note 15)		**90,588**	95,667	**-**	159
Provision for employee benefits – non-current (note 19)		**52,586**	56,174	**4,221**	10,646
Total employee benefits liabilities		**214,046**	199,039	**29,026**	27,522
The number of full time equivalents employed at 30 June		**7,575**	6,474	**1,427**	1,253

(a) Defined benefit plans

The consolidated entity sponsors a range of defined benefit superannuation plans that provide pension benefits for its worldwide employees upon retirement. Entities of the consolidated entity who operate the defined benefit plans contribute to the respective plans in accordance with the Trust Deeds, following the receipt of actuarial advice.

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Movements in the net liability/(asset) for defined benefit obligations recognised in the balance sheet				
Net liability/(asset) for defined benefit obligation:				
Opening balance	**95,617**	115,565	**159**	533
Contributions received	**(38,732)**	(11,879)	**(1,898)**	(2,336)
Benefits paid	**(1,849)**	(1,888)	**-**	-
Expense/(benefit) recognised in the income statement (refer below)	**14,218**	(18,799)	**1,952**	2,017
Actuarial (gains)/losses recognised in equity	**15,877**	24,320	**(2,053)**	(55)
Liabilities transferred	**60**	(171)	**-**	-
Currency translation differences	**6,518**	(11,531)	**-**	-
Closing balance	**91,709**	95,617	**(1,840)**	159
Net liability/(asset) for defined benefit obligation is reconciled to the balance sheet as follows:				
Retirement benefit assets – non-current (note 15)	**(3,514)**	(50)	**(1,840)**	-
Retirement benefit liabilities – current (note 15)	**4,635**	-	**-**	-
Retirement benefit liabilities – non-current (note 15)	**90,588**	95,667	**-**	159
Net liability	**91,709**	95,617	**(1,840)**	159
Amounts for the current and previous periods are as follows:				
Defined benefit obligation	**477,637**	421,558	**26,903**	26,199
Plan assets	**385,928**	325,941	**28,743**	26,040
Surplus/(deficit)	**(91,709)**	(95,617)	**1,840**	(159)
Experience adjustments on plan liabilities	**(10,562)**	(30,289)	**959**	(1,115)
Experience adjustments on plan assets	**(5,316)**	5,969	**1,094**	1,170
Actual return on plan assets	**11,924**	25,129	**2,910**	2,812

The consolidated entity and the Company have used the AASB 1 exemption and disclosed amounts under AASB 1.20A(p) above for each annual reporting period prospectively from the AIFRS transition date (1 July 2004).

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
25 Employee benefits (continued)				
(a) Defined benefit plans (continued)				
Changes in the present value of the defined benefit obligation are as follows:				
Opening balance	**421,558**	453,397	**26,199**	24,207
Service cost	**14,514**	18,752	**2,627**	2,412
Interest cost	**16,006**	19,643	**1,141**	1,247
Contributions by members	**3,086**	3,769	**-**	-
Actuarial (gains)/losses	**10,562**	30,289	**(959)**	1,115
(Gains)/losses on curtailments	**-**	(41,623)	**-**	-
Benefits paid	**(12,837)**	(16,542)	**(1,593)**	(2,225)
Other movements	**486**	(728)	**(512)**	(557)
Currency translation differences	**24,262**	(45,399)	**-**	-
Closing balance	**477,637**	421,558	**26,903**	26,199
The present value of the defined benefit obligation comprises:				
Present value of wholly unfunded obligations	**81,034**	63,287	**-**	-
Present value of funded obligations	**396,603**	358,271	**26,903**	26,199
	477,637	421,558	**26,903**	26,199
Changes in the fair value of plan assets are as follows:				
Opening balance	**325,941**	337,832	**26,040**	23,674
Expected return on plan assets	**17,240**	19,160	**1,816**	1,642
Actuarial gains/(losses) on plan assets	**(5,316)**	5,969	**1,094**	1,170
Contributions by employer	**38,732**	11,879	**1,898**	2,336
Contributions by members	**3,087**	3,769	**-**	-
Benefits paid	**(10,988)**	(14,654)	**(1,593)**	(2,225)
Gains/(losses) on curtailments	**-**	(3,589)	**-**	-
Other movements	**(512)**	(557)	**(512)**	(557)
Currency translation differences	**17,744**	(33,868)	**-**	-
Closing balance	**385,928**	325,941	**28,743**	26,040
The major categories of plan assets as a percentage of total plan assets is as follows:				
Cash	**15.7%**	0.4%	**8.1%**	-
Equity instruments	**28.9%**	48.4%	**59.9%**	60.1%
Debt instruments	**44.8%**	38.6%	**22.3%**	10.2%
Property	**8.8%**	10.3%	**9.7%**	29.7%
Other assets	**1.8%**	2.3%	**-**	-
	100.0%	100.0%	**100%**	100.0%
Expenses/(gains) recognised in the income statement are as follows:				
Current service costs	**14,514**	18,752	**2,627**	2,412
Interest on obligation	**16,006**	19,643	**1,141**	1,247
Expected return on assets	**(17,240)**	(19,160)	**(1,816)**	(1,642)
Losses/(gains) on curtailments and settlements	**-**	(38,034)	**-**	-
Past service costs	**938**	-	**-**	-
	14,218	(18,799)	**1,952**	2,017

The defined benefit plan expenses/(gains) are recognised in general and administration expenses in the income statement.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
25 Employee benefits (continued)				
(a) Defined benefit plans (continued)				
The principal actuarial assumptions at the balance sheet date (expressed as weighted averages) are as follows:				
Discount rate	**4.2%**	4.4%	**4.9%**	4.5%
Expected return on assets and expected long-term rate of return on assets[1]	**5.8%**	6.2%	**7.0%**	7.0%
Future salary increases	**2.6%**	2.4%	**5.0%**	5.0%
Future pension increases	**0.6%**	0.2%	**5.0%**	-

[1] The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Surplus/(deficit) for each defined benefit plan on a funding basis

	Plan assets[1]	Accrued benefit[1]	Plan surplus/ (deficity)	Contribution recommended (per year)[2,3]
Consolidated Entity - June 2006				
CSL Superannuation Plan (Australia)[4]	**28,743**	**(26,903)**	**1,840**	**2,093**
ZLB Bioplasma AG Pension Fund (Switzerland)	**222,181**	**(220,506)**	**1,675**	**8,433**
ZLB Behring Pension Plan (US PP)	**82,102**	**(86,657)**	**(4,555)**	**4,555**
ZLB Behring Union Pension Plan (US UPP)	**52,902**	**(62,537)**	**(9,635)**	**-**
ZLB Behring GmbH Pension Plan (Germany)	**-**	**(69,779)**	**(69,779)**	**-**
ZLB Pharma GmbH Pension Plan (Germany)	**-**	**(1,819)**	**(1,819)**	**-**
ZLB Behring KG Pension Plan (Germany)	**-**	**(2,932)**	**(2,932)**	**-**
ZLB Plasma Services GmbH Pension Plan (Germany)	**-**	**(146)**	**(146)**	**-**
ZLB Behring KK Retirement Allowance Plan (Japan)	**-**	**(6,358)**	**(6,358)**	**-**
	385,928	**(477,637)**	**(91,709)**	**15,081**
Consolidated Entity - June 2005				
CSL Superannuation Plan (Australia)[4]	26,040	(26,199)	(159)	2,113
ZLB Bioplasma AG Pension Fund (Switzerland)	193,688	(193,638)	50	8,386
ZLB Behring Pension Plan (US PP)	62,158	(73,190)	(11,032)	-
ZLB Behring Union Pension Plan (US UPP)	44,055	(65,244)	(21,189)	-
ZLB Behring GmbH Pension Plan (Germany)	-	(54,144)	(54,144)	-
ZLB Pharma GmbH Pension Plan (Germany)	-	(1,472)	(1,472)	-
ZLB Behring KG Pension Plan (Germany)	-	(1,879)	(1,879)	-
ZLB Plasma Services GmbH Pension Plan (Germany)	-	(120)	(120)	-
ZLB Behring KK Retirement Allowance Plan (Japan)	-	(5,672)	(5,672)	-
	325,941	(421,558)	(95,617)	10,499

[1] Plan assets at net market value, and accrued benefits have been calculated at 31 May 2006 (prior year: 30 June 2005), being the date of the most recent financial statements of the plans.

[2] Generally contribution recommendations for actively funded plans is based on a methodology that will achieve and maintain a target level of 100% - 105% coverage of vested defined benefit liabilities. The level of contributions to actively funded plans is reassessed annually.

[3] The principal economic assumptions used in making these recommendations include:

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Expected return on plan assets	**5.8%**	6.2%	**7.0%**	7.0%
Future salary increases	**2.6%**	2.4%	**5.0%**	5.0%

[4] The CSL Superannuation Plan (Australia) is also the defined benefit plan of the parent entity. On 1 June 2006 the CSL Superannuation Plan ceased operation as a stand alone fund. The Assets and Liabilities of the Plan were transferred to AustralianSuper under a Successor Fund Transfer Deed and the Plan now operates as a sub-plan of AustralianSuper. Benefits to members of the plan are unchanged by the new arrangements.

Notes to the Financial Statements continued

for the year ended 30 June 2006

25 Employee benefits (continued)

(b) Defined contribution plans

The consolidated entity and parent entity makes contributions to various defined contribution superannuation plans. The amounts recognised as an expense for the year ended 30 June 2006 was $19,638,000 and $9,610,000 respectively (2005: $14,480,000 and $8,631,000).

26 Share based payments

(a) Share based payment schemes

The Company operates the following schemes that entitles key management personnel and senior employees to purchase shares in the company:

Senior Executive Share Ownership Plan (SESOP)

The Company has an option arrangement (Senior Executive Ownership Plan (SESOP)) where options were granted before 7 November 2002. AASB 2 has not been applied to these options in accordance with the transitional provisions of AASB 1. There are no outstanding SESOP options, however some interest free loans associated with exercised options remain (refer note 8 for details).

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

AASB 2 has only been applied to those options that were issued after 7 November 2002 in accordance with the transitional provisions of AASB 1.

Employee Performance Rights Plan (Performance Rights)

The establishment of the Employee Performance Rights Plan (Performance Rights) was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight-line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments

The number and exercise price for each share based payment scheme outstanding is presented as follows. All options are settled by physical delivery of shares.

June 2006	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2006
SESOP II (by grant date)									
16 November 1999*	17,000	-	(17,000)	-	-	-	$20.84	16-Nov-06	-
28 February 2000*	12,000	-	(12,000)	-	-	-	$21.01	28-Feb-07	-
9 February 2000*	40,000	-	(40,000)	-	-	-	$23.07	09-Feb-07	-
2 August 2000*	558,980	-	(467,580)	(41,100)	-	50,300	$34.04	02-Aug-07	50,300
20 June 2001*	634,400	-	(462,680)	(28,300)	-	143,420	$37.54	20-Jun-08	143,420
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	126,000	-	-	(41,000)	-	85,000	$37.54	22-Aug-08	85,000
18 October 2001*	5,000	-	-	(5,000)	-	-	$43.51	20-Aug-08	-
10 December 2001*	63,000	-	(24,800)	-	-	38,200	$49.94	09-Dec-08	38,200
28 January 2002*	20,000	-	-	(20,000)	-	-	$47.20	28-Jan-09	-
23 July 2002*	1,013,700	-	(459,610)	-	-	554,090	$27.97	23-Jul-09	554,090
16 October 2002*	30,000	-	(18,000)	-	-	12,000	$20.67	16-Oct-09	12,000
1 July 2003	392,900	-	(52,200)	-	-	340,700	$12.19	01-Jul-10	-
	3,002,980	-	(1,553,870)	(135,400)	-	1,313,710			
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	128,600	-	-	-	-	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	(15,700)	-	116,600	Nil	31-Mar-11	-
29 October 2004	83,400	-	-	(800)	-	82,600	Nil	25-Aug-11	-
15 July 2005	-	55,000	-	-	-	55,000	Nil	07-Jun-12	-
7 September 2005	-	346,750	-	(8,000)	-	338,750	Nil	07-Jun-12	-
7 March 2006	-	52,500	-	-	-	52,500	Nil	20-Dec-12	-
6 April 2006	-	40,850	-	-	-	40,850	Nil	20-Dec-12	-
	454,300	495,100	-	(24,500)	-	924,900			
GESP (by grant date)									
1 March 2005	29,789	-	(29,789)	-	-	-	$27.59	31-Aug-05	-
1 September 2005	-	32,990	(32,990)	-	-	-	$29.46	28-Feb-06	-
1 March 2006#	-	22,072	-	-	-	22,072	$44.17	31-Aug-06	-
	29,789	55,062	(62,779)	-		22,072			
Total	3,487,069	550,162	(1,616,649)	(159,900)	-	2,260,682			

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2006.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

SESOP II	$47.99
Performance Rights	-
GESP	$44.18

Notes to the Financial Statements continued
for the year ended 30 June 2006

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments (continued)

June 2005	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2005
SESOP II (by grant date)									
20 November 1997*	100,000	-	(100,000)	-	-	-	$8.93	20-Nov-04	-
14 July 1998*	58,310	-	(58,310)	-	-	-	$10.82	14-Jul-05	-
13 July 1999*	392,480	-	(392,480)	-	-	-	$13.23	13-Jul-06	-
16 November 1999*	85,000	-	(68,000)	-	-	17,000	$20.84	16-Nov-06	17,000
28 February 2000*	60,000	-	(48,000)	-	-	12,000	$21.01	28-Feb-07	12,000
9 February 2000*	200,000	-	(160,000)	-	-	40,000	$23.07	09-Feb-07	40,000
2 August 2000*	612,700	-	(28,720)	-	(25,000)	558,980	$34.04	02-Aug-07	558,980
20 June 2001*	649,500	-	-	-	(15,100)	634,400	$37.54	20-Jun-08	634,400
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	198,000	-	-	-	(72,000)	126,000	$37.54	22-Aug-08	126,000
18 October 2001*	5,000	-	-	-	-	5,000	$43.51	20-Aug-08	5,000
10 December 2001*	91,000	-	-	-	(28,000)	63,000	$49.94	09-Dec-08	63,000
28 January 2002*	20,000	-	-	-	-	20,000	$47.20	28-Jan-09	20,000
23 July 2002*	1,091,200	-	(15,000)	-	(62,500)	1,013,700	$27.97	23-Jul-09	1,013,700
16 October 2002*	30,000	-	-	-	-	30,000	$20.67	16-Oct-09	30,000
1 July 2003	507,600	-	(114,700)	-	-	392,900	$12.19	01-Jul-10	-
	4,190,790	-	(985,210)	-	(202,600)	3,002,980			2,610,080
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	153,000	-	-	-	(24,400)	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	-	-	132,300	Nil	31-Mar-11	-
29 October 2004	-	83,400	-	-	-	83,400	Nil	25-Aug-11	-
	395,300	83,400	-	-	(24,400)	454,300			-
GESP (by grant date)									
1 September 2004	-	35,895	(35,895)	-	-	-	$22.09	28-Feb-05	-
1 March 2005#	-	29,789	-	-	-	29,789	$27.59	31-Aug-05	-
	-	65,684	(35,895)	-	-	29,789			
Total	4,586,090	149,084	(1,021,105)	-	(227,000)	3,487,069			

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2005.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

SESOP II	$28.15
Performance Rights	-
GESP	$32.05

26 Share based payments (continued)

(c) Valuation assumptions and fair values of equity instruments granted

The fair value of services received in return for equity instruments granted are measured by reference to the fair value of equity instruments granted. The estimate of fair value of the services received is measured based on a combination of the Binomial and Black Scholes option valuation methodologies. The expected vesting period of equity instruments is also used as an input into the valuation model applied.

The following tables summarise the assumptions and fair values of unexercised equity instruments issued after 7 November 2002:

	Fair Value[1]	Share Price	Exercise Price	Expected volatility[2]	Life assumption	Expected dividend yield	Risk free interest rate
SESOP II (by grant date)							
1 July 2003	$4.58	$12.08	$12.19	37.0%	3–5 years	2.5%	5.60%
Performance Rights (by grant date)							
16 October 2003	$10.52	$16.25	Nil	37.0%	4 years	2.5%	5.61%
15 December 2003	$11.33	$17.51	Nil	37.0%	4 years	2.5%	5.79%
28 April 2004	$15.14	$22.91	Nil	35.0%	4 years	2.0%	5.71%
21 June 2004	$14.34	$21.72	Nil	34.0%	4 years	2.0%	5.63%
29 October 2004	$20.69	$28.80	Nil	34.0%	4 years	2.0%	5.32%
15 July 2005	$24.51	$34.90	Nil	27.0%	4 years	1.5%	5.19%
7 September 2005	$24.40	$34.75	Nil	27.0%	4 years	1.5%	5.10%
7 March 2006	$43.58	$53.25	Nil	27.0%	4 years	1.5%	5.37%
6 April 2006	$42.97	$53.41	Nil	27.0%	4 years	1.5%	5.51%
GESP (by grant date)[3]							
1 September 2004	$5.97	$26.03	$22.09	34.0%	6 months	2.0%	5.70%
1 March 2005	$7.60	$33.11	$28.14	34.0%	6 months	2.0%	5.70%
1 September 2005	$6.19	$34.52	$29.46	27.0%	6 months	1.5%	5.10%
1 March 2006	$10.89	$51.97	$44.17	27.0%	6 months	1.5%	5.37%

[1] Equity instruments are granted under a service condition and, for equity instruments issued under the SESOP II plan, a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement of the services received. The market conditions associated with equity instruments issued under the SESOP II and Performance Rights plans are incorporated into the determination of the fair value at grant date.

[2] The expected volatility is based on the historic volatility (calculated based on the remaining life assumption of each equity instrument), adjusted for any expected changes to future volatility due to publicly available information.

[3] The fair value of GESP equity instruments is estimated based on the assumptions prevailing on the grant date. In accordance with the terms and conditions of the GESP plan, shares are issued at the lower of the ASX market price on the first and last dates of the contribution period.

Notes to the Financial Statements continued

for the year ended 30 June 2006

27 Key management personnel disclosures

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Executive directors

B A McNamee (Chief Executive Officer and Managing Director)

A M Cipa (Finance Director)

Non-executive directors

P H Wade (Chairman)

J Akehurst

E A Alexander

I A Renard

M A Renshaw

K J Roberts

J Shine (appointed 1 June 2006)

A C Webster

Executives

P Turner (President, ZLB Behring)

C Armit (President, CSL Pharmaceutical)

P Bordonaro (President, CSL Bioplasma)*

A Cuthbertson (Chief Scientific Officer)

P Turvey (Company Secretary and General Counsel)

K Milroy (General Manager, Human Resources)^

T Giarla (President, CSL Bioplasma)*

A von Bibra (General Manager, Human Resources)^

* During the year the role of President of CSL Bioplasma transitioned from Mr Bordonaro to Mr Giarla.

^ During the year the role of General Manager of Human Resources transitioned from Mr Milroy to Ms von Bibra. The disclosures below for Ms von Bibra are for the period from 23 January 2006 to 30 June 2006.

27 Key management personnel disclosures (continued)

Total compensation for key management personnel

	Consolidated Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
Short term				
Salary and Fees	**6,192,904**	6,319,102	**5,306,879**	5,310,610
Short term incentive cash bonus	**4,271,247**	5,034,110	**3,384,564**	4,271,670
Non-monetary benefits	**365,655**	286,591	**331,271**	282,419
Total	**10,829,806**	11, 639,803	**9,022,714**	9,864,699
Post-employment				
Superannuation benefits	**520,348**	446,094	**441,652**	367,834
Total	**520,348**	446,094	**441,652**	367,834
Other long-term - Long service leave and equivalents	**447,035**	652,321	**361,843**	256,381
Share-based payments				
Equity settled shares / units	**1,625,820**	720,877	**1,416,676**	637,363
Equity settled options / rights	**998,719**	903,581	**840,379**	703,579
	2,624,539	1,624,458	**2,257,055**	1,340,942
Total	**14,421,728**	14,362,676	**12,083,264**	11,829,856

The consolidated entity has applied the relief granted in Regulation 2M of the Corporations Act to disclose certain compensation information required by AASB 124 Related Parties Disclosure in respect of key management personnel in the Directors' Report.

Loans to key management personnel and their related parties (consolidated entity)

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the consolidated entity to key management personnel and their related parties, and the number of individuals in each group, are as follows:

		Opening balance $	Interest charged $	Closing balance $	Number in group
Total for key management personnel	**2006**	**5,982,000**	**149,000**	**5,385,000**	**10**
	2005	3,812,000	143,000	5,982,000	12
Total for other related parties	**2006**	**-**	**-**	**-**	**-**
	2005	-	-	-	-
Total for key management personnel and their related parties	**2006**	**5,982,000**	**149,000**	**5,385,000**	**10**
	2005	3,812,000	143,000	5,982,000	12

27 Key management personnel disclosures (continued)

Loans to key management personnel and their related parties (continued)

Details regarding loans outstanding at the reporting date to key management personnel and their related parties at any time during the reporting period, are as follows:

	Balance at 1 July 2005 $	Interest charged $	Balance at 30 June 2006 $	Highest owing in period $	Interest not charged $
Executive Directors					
B A McNamee	893,000	35,000	447,000	893,000	18,000
A M Cipa	48,000	2,000	46,000	48,000	2,000
Key Management Personnel					
P Turner	110,000	4,000	110,000	110,000	4,000
C Armit	2,537,000	40,000	1,615,000	3,460,000	62,000
P Bordonaro	330,000	-	-	330,000	2,000
A Cuthbertson	1,008,000	37,000	1,511,000	1,784,000	91,000
P Turvey	593,000	20,000	1,702,000	1,702,000	50,000
K Milroy	463,000	-	-	463,000	3,000
A von Bibra	-	-	-	-	-
T Giarla	-	11,000	-	-	-

All of the loans relate to SESOP and SESOP II under which key management personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under this plan. No grants of options have been made under SESOP II since July 2003.

Loans to key management personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2.5%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7.82%.

Other key management personnel transactions with the company or its controlled entities

The key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships, including property leases and collaborative research arrangements, with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

27 Key management personnel disclosures (continued)

Options and rights over equity instruments granted as compensation

The movement during the reporting period in the number of options and rights over ordinary shares in the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

SESOP and SESOP II Options	Balance at 1 July 2005	Number Granted	Number Exercised	Number Lapsed/ Fortified	Balance at 30 June 2006	Number vested during the year	Vested and exercisable at 30 June 2006
Executive Directors							
B A McNamee	-	-	-	-	-	-	-
A M Cipa	75,000	-	50,000	-	25,000	15,000	25,000
Executives							
P Turner	175,000	-	145,000	-	30,000	65,000	-
C Armit	90,000	-	40,000	-	50,000	70,000	30,000
P Bordonaro	75,000	-	75,000	-	-	15,000	-
A Cuthbertson	87,000	-	57,000	-	30,000	57,000	-
P Turvey	100,000	-	80,000	-	20,000	40,000	-
K Milroy	70,000	-	28,000	-	42,000	7,000	-
T Giarla	103,500	-	45,000	-	58,500	54,000	36,000
A von Bibra	39,600	-	21,120	-	18,480	5,280	-
Total	815,100	-	541,120	-	273,980	328,280	91,000

No SESOP or SESOP II options were granted in the current year. No SESOP or SESOP II options have been granted since the end of the financial year. The options have been provided at no cost to the recipients.

No options held by key management personnel are vested but not exercisable.

For further details, including the key terms and conditions, grant and exercise dates for options granted to executives, refer note 26.

Notes to the Financial Statements continued

for the year ended 30 June 2006

27. Key management personnel disclosures (continued)

Performance Rights	Balance at 1 July 2005	Number Granted	Balance at 30 June 2006
Executive Directors			
B A McNamee	70,000	77,500	147,500
A M Cipa	40,000	30,000	70,000
Executives			
P Turner	24,800	29,550	54,350
C Armit	14,400	7,450	21,850
P Bordonaro	20,800	7,450	28,250
A Cuthbertson	11,100	14,250	25,350
P Turvey	17,100	10,250	27,350
K Milroy	5,800	4,450	10,250
T Giarla	6,000	6,850	12,850
A von Bibra	1,500	3,300	4,800
Total	**211,500**	**191,050**	**402,550**

Performance Rights were granted during the current year as follows:

Date granted	Expiry date	Exercise price	Fair value
15 July, 2005	7 June 2012	Nil	$24.51
7 September, 2005	7 June 2012	Nil	$24.40
7 March, 2006	20 December 2012	Nil	$43.58
6 April, 2006	20 December 2012	Nil	$42.97

No Performance Rights have been granted since the end of the financial year. The Performance Rights have been provided at no cost to the recipients.

No Performance Rights held by key management personnel have vested.

For further details, including the key terms and conditions, grant and exercise dates for all Performance Rights granted to executives, refer note 26.

Modification of terms of equity-settled share-based payment transactions

No terms of equity-settled share-based payment transactions (including options and performance rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

27 Key management personnel disclosures (continued)

Exercise of equity instruments granted as compensation

During the reporting period, the following shares were issued on the exercise of options or performance rights granted as compensation:

	30 June 2006			30 June 2005		
	Date Option Granted	**Number of shares**	**Paid per share $**	**Date Option Granted**	**Number of shares**	**Paid per share $**
Directors						
B A McNamee	-	-	-	November 1997	100,000	$8.93
A M Cipa	**August 2000**	**50,000**	**$34.04**	July 1998	5,954	$10.82
				July 1999	20,000	$13.23
Executives						
P Turner	**July 2002**	**45,000**	**$27.97**	July 1998	10,192	$10.82
	August 2000	**100,000**	**$34.04**			-
C Armit	**February 2000**	**40,000**	**$23.07**	February 2000	160,000	$23.07
P Bordonaro	**August 2000**	**75,000**	**$34.04**	July 1998	6,000	$10.82
A Cuthbertson	**February 2000**	**12,000**	**$21.01**	July 1999	20,000	$13.23
	July 2002	**45,000**	**$27.97**	February 2000	48,000	$21.01
P Turvey	**August 2000**	**50,000**	**$34.04**	July 1998	5,924	$10.82
	July 2002	**30,000**	**$27.97**	July 1999	20,000	$13.23
K Milroy	**June 2001**	**28,000**	**$37.54**	July 1999	14,000	$13.23
T Giarla	**July 2003**	**45,000**	**$12.19**	July 1999	36,000	$13.23
A von Bibra	**June 2001**	**21,120**	**$37.54**	-	-	-
	Total:	**541,120**			446,070	

There are no amounts unpaid on the shares as a result of the exercise of options or performance rights.

Movements in shares	**Balance at 1 July 2005**	**Options/Performance Rights Exercised during year**	**Other changes during year**	**Balance at 30 June 2006**
Executive Directors				
B A McNamee	343,511	-	(50,000)	**293,511**
A M Cipa	8,547	50,000	(50,000)	**8,547**
Non-Executive Directors				
P H Wade	30,910	-	1,241	**32,151**
J Akehurst	6,313	-	531	**6,844**
E A Alexander	6,516	-	531	**7,047**
I A Renard	6,373	-	531	**6,904**
M A Renshaw	659	-	531	**1,190**
K J Roberts	5,838	-	(469)	**5,369**
A C Webster	8,842	-	531	**9,373**
Executives				
P Turner	12,242	145,000	(145,000)	**12,242**
C Armit	110,910	40,000	(80,000)	**70,910**
P Bordonaro	26,760	75,000	(101,000)	**760**
A Cuthbertson	48,379	57,000	(48,000)	**57,379**
P Turvey	46,971	80,000	(75,713)	**51,258**
K Milroy	36,603	28,000	(62,832)	**1,771**
T Giarla	-	45,000	(45,000)	**-**
A von Bibra	1,283	21,120	(21,765)	**638**
Total	700,657	541,120	(675,883)	**565,894**

There have been no movements in shareholdings of key management personnel between 30 June 2006 and the date of this report.

Notes to the Financial Statements continued

for the year ended 30 June 2006

28 Non key management personnel related party disclosure

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Identity of related parties

The parent entity has a related party relationship with its subsidiaries (see note 31) and with its key management personnel (see note 27).

Other related party transactions

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

Wholly owned subsidiaries

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through intercompany loan accounts and may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned subsidiaries are set out in the notes to the financial statements.

Partly owned subsidiaries

- No transactions occurred during the year.

Amounts payable to and receivable from parties in the partly owned subsidiaries are set out in the notes to the financial statements.

Transactions with key management personnel and their related parties

Disclosures relating to key management personnel are disclosed in note 27.

Transactions with other related parties

During the year, the parent and subsidiaries made contributions to defined benefit and contribution superannuation plans as disclosed in note 25.

Ownership interests in related parties

The ownership interests in related parties in the consolidated entity are disclosed in note 31. All transactions with subsidiaries have been eliminated on consolidation.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
29 Remuneration of Auditors				
Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its subsidiaries by:				
Ernst & Young	**751,500**	590,217	**751,500**	590,217
Ernst & Young related practices	**2,541,364**	2,391,655	**-**	-
	3,292,864	2,981,872	**751,500**	590,217
Amounts received, or due and receivable, for the other services in relation to the parent entity and its subsidiaries by:				
Ernst & Young				
- due diligence / completion audits	**16,000**	488,408	**16,000**	488,408
- accounting advice	**-**	67,500	**-**	67,500
- compliance and other audits	**13,050**	46,764	**13,050**	46,764
Ernst & Young related practices				
- due diligence / completion audits	**-**	19,695	**-**	-
- accounting advice	**-**	-	**-**	-
- compliance and other audits	**181,193**	-	**-**	-
	210,243	622,367	**29,050**	602,672
	3,503,107	3,604,239	**780,550**	1,192,889

30 Commitments and contingencies

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
(a) Operating leases				
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	**35,667**	31,889	**1,259**	1,433
Later than one year but not later than five years	**86,466**	86,222	**2,084**	2,619
Later than five years	**117,482**	132,268	**370**	378
	239,615	250,379	**3,713**	4,430

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are predominantly fixed, but generally contain inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

	Consolidated Entity		Parent Entity	
(b) Finance leases				
Future minimum lease payments are payable as follows:				
Not later than one year	**4,771**	4,242	**-**	-
Later than one year but not later than five years	**17,416**	16,614	**-**	-
Later than five years	**49,160**	49,095	**-**	-
Total minimum lease payments	**71,347**	69,951	**-**	-
Future finance charges	**(29,826)**	(29,710)	**-**	-
Finance lease liability	**41,521**	40,241	**-**	-
The present value of finance lease liabilities is as follows:				
Not later than one year	**2,198**	1,850	**-**	-
Later than one year but not later than five years	**8,372**	7,969	**-**	-
Later than five years	**30,951**	30,422	**-**	-
	41,521	40,241	**-**	-
Finance lease – current liability (refer note 17)	**2,111**	1,756	**-**	-
Finance lease – non-current liability (refer note 17)	**39,410**	38,485	**-**	-
	41,521	40,241	**-**	-

Finance leases entered into relate predominantly to leased plant and equipment. Lease payments are generally fixed for the life of the agreement. At the end of the lease term, the consolidated entity has the option to purchase the equipment at a discount to market value, a price deemed to be a bargain purchase option. No finance leases contain restrictions on financing or other leasing activities.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
30 Commitments and contingencies (continued)				
(c) Total lease liability				
Current				
Finance leases (refer note 17)	**2,111**	1,756	-	-
Surplus lease space (refer note 19)	**2,343**	6,720	-	-
	4,454	8,476	-	-
Non-current				
Finance leases (refer note 17)	**39,410**	38,485	-	-
Surplus lease space (refer note 19)	**948**	3,844	-	-
	40,358	42,329	-	-
	44,812	50,805	-	-
(d) Capital commitments				
Capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**40,109**	11,808	**13,832**	4,500
Later than one year but not later than five years	**8,160**	-	-	-
Later than five years	-	-	-	-
	48,269	11,808	**13,832**	4,500

(e) Contingent assets and liabilities

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

	Consolidated 2006	Consolidated 2005	Parent 2006	Parent 2005
Parent entity guarantee of subsidiary borrowings	-	-	**858,451**	818,897
Bank guarantees	**26,632**	23,186	**4,995**	4,045
	26,632	23,186	**863,446**	822,942

Service agreements

The maximum contingent liability for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity. The maximum liability that could arise, for which no provisions are included in the financial statements is as follows:

	Consolidated 2006	Consolidated 2005	Parent 2006	Parent 2005
Service agreements	**7,683**	8,243	**5,463**	3,780

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in the defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment of a material amount in respect of litigation is remote. An estimate of the financial effect of this litigation cannot be calculated as it is not practicable at this stage The consolidated entity has disclaimed liability for, and is vigorously defending, all current claims and actions that have been made.

Deed of cross guarantee

The parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the subsidiaries which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up. Refer note 33 for details.

	Country of incorporation	Percentage Owned	
		2006 %	2005 %
31 Controlled Entities			
Parent Entity:			
CSL Limited	Australia		
Subsidiaries of CSL Limited:			
Cervax Pty Ltd	Australia	74	74
CSL (New Zealand) Limited	New Zealand	100	100 (a)
Iscotec AB	Sweden	100	100 (a)
CSL International Pty Ltd	Australia	100	100
CSL Finance Pty Ltd	Australia	100	100
CSL Denmark ApS	Denmark	100	100 (a)
ZLB Behring AG	Switzerland	100	100 (a)
ZLB GmbH	Germany	100	100 (a)
CSL UK Holdings Limited	England	100	100 (a)
ZLB Bioplasma UK Limited	England	100	100 (a)
ZLB Holdings Inc	USA	100	100
CSL Biotherapies Inc	USA	100	- (b)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	100	100 (a)
ZLB Behring LLC	USA	100	100 (a)
ZLB Behring Sales Force Inc.	USA	100	100 (a)
ZLB Bioplasma Inc	USA	100	100 (a)
ZLB Behring Canada Inc.	Canada	100	100 (a)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	100	100 (a)
ZLB Behring KK	Japan	100	100 (a)
ZLB Behring S.A. de C.V.	Mexico	100	100 (a)
ZLB Behring S.A.	France	100	100 (a)
ZLB Pharma GmbH	Germany	100	100 (a)
ZLB Behring Foundation for Research and Advancement of Patient Health	USA	100	100 (a)
ZLB Behring Verwaltungs GmbH	Germany	100	100 (a)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	100	100 (a)
ZLB Plasma Services GmbH	Germany	100	100 (a)
ZLB Behring GmbH	Germany	100	100 (a)
ZLB Behring (Switzerland) AG	Switzerland	100	100 (a)
ZLB Behring GmbH	Austria	100	100 (a)
ZLB Behring S.A.	Spain	100	100 (a)
ZLB Behring A.B.	Sweden	100	100 (a)
ZLB Behring S.p.A.	Italy	100	100 (a)
ZLB Behring N.V.	Belgium	100	100 (a)
ZLB Behring Lda	Portugal	100	100 (a)
ZLB Behring MEPE	Greece	100	100 (a)
ZLB Behring Asia Pacific Limited	Hong Kong	100	100 (a)
ZLB Behring S.A.	Argentina	100	100 (a)
ZLB Behring Holdings Ltd.	England	100	100 (a)
ZLB Behring UK Ltd.	England	100	100 (a)
CSL Biotherapies Asia Pacific Limited	Hong Kong	100	- (b)

(a) Audited by affiliates of the parent entity auditors.
(b) CSL Biotherapies Inc and CSL Biotherapies Asia Pacific Limited were incorporated during the year.

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Notes	Consolidated Entity		Parent Entity	
		2006 $000	**2005 $000**	**2006 $000**	**2005 $000**
32 Statement of Cash Flows					
(a) Reconciliation of cash and cash equivalents and non-cash financing and investing activities					
Cash at the end of the year is shown in the cash flow statement as:					
Cash at bank and on hand	7	**384,064**	258,528	**28,066**	-
Cash deposits	7	**369,630**	465,314	**149,224**	461,769
Bank overdrafts	17	**(5,706)**	(4,091)	**-**	-
		747,988	719,751	**177,290**	461,769
(b) Reconciliation of Profit after Tax to Cash Flows from Operations					
Profit after tax		**117,357**	487,774	**16,034**	55,295
Non-cash items in profit after tax					
Contingent consideration		**233,536**	-	**-**	-
Depreciation and amortisation		**116,064**	125,137	**31,122**	29,746
Loss / (Gain) on sale of property, plant and equipment		**(421)**	1,994	**75**	67
Finance costs		**1,351**	1,258	**-**	-
Unwinding of discount		**7,360**	9,271	**-**	-
Realised exchange loss on disposal of foreign subsidiaries reclassified to the income statement		**-**	11,164	**-**	-
Share based payments expense		**4,684**	2,294	**4,684**	2,294
Changes in assets and liabilities, net of the effects of purchase / disposal of subsidiaries:					
(Increase)/decrease in trade and other receivables		**24,704**	(86,707)	**(16,803)**	(13,988)
(Increase)/decrease in inventories		**30,500**	157,972	**(6,975)**	6,696
(Increase)/decrease in retirement benefit assets		**(19,342)**	927	**213**	-
(Increase)/decrease in deferred tax assets		**6,809**	173,235	**(14,216)**	-
Increase/(decrease) in trade and other payables		**(6,066)**	31,036	**10,751**	892
Increase/(decrease) in deferred government grants		**1,504**	2,460	**1,504**	2,460
Increase/(decrease) in provisions		**(3,713)**	(22,222)	**5,862**	(2,316)
Increase/(decrease) in retirement benefit liabilities		**(5,714)**	(37,060)	**(158)**	(336)
Increase/(decrease) in deferred tax liabilities		**13,551**	(53,024)	**23,958**	(5,087)
		522,164	805,509	**56,051**	75,723
Less: Gain on sale of discontinued operations, net of tax	6	**-**	237,687	**-**	-
Net cash inflow from operating activities		**522,164**	567,822	**56,051**	75,723

(c) Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity			Parent Entity		
	Accessible $000	**Drawn down $000**	**Unused $000**	**Accessible $000**	**Drawn down $000**	**Unused $000**
June 2006						
Bank overdraft facility (b), (d)	**10,219**	**5,706**	**4,513**	**4,513**	**-**	**4,513**
Bank loan facilities (a), (d)	**655,132**	**486,778**	**168,354**	**-**	**-**	**-**
Total financing facilities (c)	**665,351**	**492,484**	**172,867**	**4,513**	**-**	**4,513**

32 Statement of Cash Flows (continued)

(c) Financing Facilities (continued)

	Consolidated Entity			Parent Entity		
	Accessible $000	Drawn down $000	Unused $000	Accessible $000	Drawn down $000	Unused $000
June 2005						
Bank overdraft facility (b), (d)	9,383	4,091	5,292	4,482	-	4,482
Bank loan facilities (a), (d)	658,514	458,269	200,245	-	-	-
Total financing facilities (c)	667,897	462,360	205,537	4,482	-	4,482

(a) Drawn facilities expire in March 2007 and March 2009.

(b) No specific expiry date.

(c) The current / non-current allocation of loan facilities reflects the existing refinancing arrangements in place during the period.

(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

33 Deed of Cross Guarantee

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. JRH Biosciences Pty Ltd was removed from the deed on its disposal from the group during the prior year. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd (until its disposal on 28 February 2005) is as follows:

	Consolidated Entity	
Summarised Income Statement and Retained Earnings	2006 $000	2005 $000
Profit before tax	**243,272**	206,493
Income tax expense	**(10,268)**	(15,356)
Net profit	**233,004**	191,137
Set out below is a summary of movements in consolidated retained earnings of the closed group:		
Retained earnings at beginning of the financial year	**581,196**	474,971
Net profit	**233,004**	191,137
Actuarial gain / (loss) on defined benefit plans, net of tax	**1,437**	38
Dividends provided for or paid	**(124,394)**	(84,950)
Retained earnings at the end of the financial year	**691,243**	581,196

As disclosed in note 5 the contingent consideration on the acquisition of Aventis Behring was recognised on 20 June 2006 and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited. As the provision was booked in ZLB Bioplasma (Hong Kong) Limited, the provision and associated charge is not reflected within the class order group.

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

33 Deed of Cross Guarantee (continued)

	Consolidated Entity	
Balance Sheet	**2006 $000**	**2005 $000**
CURRENT ASSETS		
Cash and cash equivalent	**434,383**	461,769
Trade and other receivables	**58,975**	53,370
Current tax assets	**57,374**	-
Inventories	**66,426**	59,451
Other financial assets	**-**	-
Total current assets	**617,158**	574,590
NON-CURRENT ASSETS		
Trade and other receivables	**429,080**	456,876
Other financial assets	**1,259,318**	1,298,641
Property, plant and equipment	**268,881**	261,402
Deferred tax assets	**24,457**	-
Intangible assets	**20,000**	20,000
Retirement benefit assets	**1,840**	-
Total non-current assets	**2,003,576**	2,036,919
TOTAL ASSETS	**2,620,734**	2,611,509
CURRENT LIABILITIES		
Trade and other payables	**109,361**	138,221
Interest-bearing liabilities and borrowings	**359,855**	-
Other financial liabilities	**-**	-
Current tax liabilities	**24,801**	-
Provisions	**26,116**	17,848
Deferred government grants	**371**	296
Retirement benefit liabilities	**-**	-
Total Current Liabilities	**520,504**	156,365
NON-CURRENT LIABILITIES		
Trade and other payables	**69,813**	1,328
Interest-bearing liabilities and borrowings	**274,399**	595,520
Non-current tax liabilities	**-**	-
Deferred tax liabilities	**37,225**	31,617
Provisions	**5,223**	16,391
Deferred government grants	**4,093**	2,664
Retirement benefit liabilities	**-**	159
Total Non-Current Liabilities	**390,753**	647,679
TOTAL LIABILITIES	**911,257**	804,044
NET ASSETS	**1,709,477**	1,807,465
EQUITY		
Contributed equity	**994,101**	1,223,466
Reserves	**24,133**	2,803
Retained earnings	**691,243**	581,196
TOTAL EQUITY	**1,709,477**	1,807,465

	Consolidated Entity	
	2006 $000	**2005 $000**
34 Earnings Per Share		
Earnings used in calculating basic and dilutive earnings per share comprises:		
Profit from continuing operations	**117,357**	234,729
Profit from discontinuing operations	**-**	253,045
Profit attributable to ordinary shareholders	**117,357**	487,774

	Number of shares	
	2006	**2005**
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	**182,025,674**	195,988,194
Effect of dilutive securities:		
Senior Executive Share Ownership Plan options	**697,530**	500,953
Employee Performance Rights	**587,904**	321,154
Global Employee Share Plan	**29,299**	7,551
Contingent Consideration	**7,098,615**	4,852,093
Adjusted weighted average number of ordinary shares used in the calculation of diluted earnings per share:	**190,439,022**	201,669,945

Contingent consideration

In accordance with AASB 133 Earnings Per Share, contingent consideration that may be settled in either cash or ordinary shares is required to be included in the calculation of diluted earnings per share where the effect is dilutive.

Conversions, calls, subscription or issues after 30 June 2006

Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

35 Events occurring after reporting date

On 17 July 2006, the consolidated entity announced a proposal to acquire 100% of the issued shares (125.2 million at 30 June 2006) in Zenyth Therapeutics Limited (Zenyth), a listed Australian based biotechnology company. The consideration offered is 82 cents cash per share. The proposal has been unanimously recommended by Zenyth's directors and is proposed to be implemented by way of a scheme of arrangement between Zenyth and its shareholders.

Notes to the Financial Statements continued

for the year ended 30 June 2006

36 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity is primarily exposed to the risk of adverse movements in exchange rates and interest rates and accordingly uses derivative financial instruments to manage specifically identified risks as approved by the board of directors. The accounting policy applied by the consolidated entity in respect to derivative financial instruments is outlined in note 1(w).

The purpose of specific derivative instruments that may be used by the consolidated entity is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased when considered necessary to create a desired hedge position; and
- Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts.

Interest Rate Risk Exposures

The consolidated entity is, from time to time, exposed to interest rate risk through primary financial assets and liabilities. In accordance with the consolidated entities approved risk management policies, derivative financial instruments such as interest rate swaps are used to hedge interest rate risk exposures. As at 30 June 2006, no derivative financial instruments hedging interest rate risk were outstanding (2005: Nil).

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

		Fixed interest rate maturing in					
Consolidated Entity – June 2006	Floating Rate (a) $000	1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	753,694	-	-	-	-	753,694	4.75%
Trade and other receivables	-	-	-	-	611,352	611,352	-
Other financial assets	-	-	-	-	12,600	12,600	-
	753,694	-	-	-	623,952	1,377,646	
Financial Liabilities							
Trade and other payables	-	-	-	-	388,979	388,979	-
Bank loans – unsecured	486,922	-	-	-	-	486,922	2.59%
Deferred consideration –intangibles acquired	-	9,261	16,459	-	-	25,720	2.78%
Deferred consideration –subsidiary acquired	-	80,228	82,262	-	-	162,490	4.35%
Bank overdraft – unsecured	5,706	-	-	-	-	5,706	5.10%
Senior unsecured notes	-	18,993	75,713	241,764	-	336,470	5.22%
Lease liabilities	-	2,111	8,394	31,016	-	41,521	6.14%
	492,628	110,593	182,828	272,780	388,979	1,447,808	

36 Financial Instruments (continued)

Consolidated Entity – June 2005	Floating Rate (a) $000	Fixed interest rate maturing in 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	723,842	-	-	-	-	723,842	4.29%
Trade and other receivables	-	-	-	-	573,253	573,253	-
Other financial assets	-	-	-	-	16,566	16,566	-
	723,842	-	-	-	589,819	1,313,661	
Financial Liabilities							
Trade and other payables	-	-	-	-	398,555	398,555	-
Bank overdraft	4,091	-	-	-	-	4,091	2.45%
Bank loans - unsecured	458,269	-	-	-	-	458,269	1.82%
Deferred consideration –intangibles acquired	-	8,283	24,255	-	-	32,538	2.50%
Deferred consideration –subsidiary acquired	-	-	150,950	-	-	150,950	4.36%
Senior unsecured notes	-	-	74,258	250,633	-	324,891	5.70%
Lease liabilities	-	1,756	11,733	26,752	-	40,241	5.95%
	462,360	10,039	261,196	277,385	398,555	1,409,535	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

Parent Entity – June 2006	Floating Rate (a) $000	Fixed interest rate maturing in 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	177,290	-	-	-	-	177,290	5.62%
Trade and other receivables	-	-	-	-	110,851	110,851	-
Other financial assets	-	-	-	-	1,232,935	1,232,935	-
	177,290	-	-	-	1,343,786	1,521,076	
Financial Liabilities							
Trade and other payables	-	-	-	-	688,999	688,999	-
	-	-	-	-	688,999	688,999	

36 Financial Instruments (continued)

Parent Entity – June 2005	Floating Rate (a) $000	Fixed interest rate maturing in 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	461,769	-	-	-	-	461,769	5.54%
Trade and other receivables	-	-	-	-	91,324	91,324	-
Other financial assets	-	-	-	-	1,232,905	1,232,905	-
	461,769	-	-	-	1,324,229	1,785,998	
Financial Liabilities							
Trade and other payables	-	-	-	-	595,199	595,199	-
	-	-	-	-	595,199	595,199	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other subsidiaries also enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group subsidiaries from movements in exchange rates that would give rise to an income statement impact.

Hedges of net investment in foreign subsidiaries

Included in Interest Bearing Liabilities (refer note 17) as at 30 June 2006, are Unsecured Notes amounting to US$86.66m (2005: US$175m) and EUR 70.334m (2005: Nil) that are designated as a hedge of the consolidated entity's investment in ZLB Holdings Inc and ZLB Behring Gmbh. A net foreign exchange loss of $8.5m (2005: gain of $24.6m) was recognised in equity on translation of these borrowings to Australian Dollars.

Included in Interest Bearing Liabilities (refer note 17) as at 30 June 2006, are Bank Loans amounting to EUR 130m (2005: EUR 130m) that are designated as a hedge of the consolidated entity's investment in ZLB Behring GmbH. A net foreign exchange loss of $17.3m (2005: gain of $22.4m) was recognised in equity on translation of these borrowings to Australian Dollars.

Sensitivity analysis

In managing interest rate and currency risks the consolidated entity aims to reduce the impact of short-term fluctuations on the consolidated entity's earnings. However, over the longer-term, permanent changes in foreign exchange and interest rates would give rise to a consolidated entity income statement impact.

At 30 June 2006 it is estimated that a general increase of one percentage point in interest rates would increase/(decrease) the consolidated entity's profit after tax by approximately $1.8m (2005: $1.8m).

It is estimated that a general increase of one percentage point in the value of the Australian Dollar against other currencies would increase/(decrease) the consolidated entity's profit after tax by approximately $3.3m for the year ended 30 June 2006 (2005: $2.6m). The forward exchange contracts have been included in this calculation.

36 Financial Instruments (continued)

Fair values

The fair values, together with the carrying amounts of Financial Asset and Financial Liabilities shown in the balance sheet, are as follows:

Consolidated Entity	Carrying amount 2006 $000	Fair Value 2006 $000	Carrying amount 2005 $000	Fair Value 2005 $000
Financial Assets				
Cash and cash equivalents	**753,694**	**753,694**	723,842	723,842
Trade and other receivables	**611,352**	**611,352**	573,253	573,253
Other financial assets				
Derivatives	**-**	**-**	-	-
Unlisted equity securities	**4,728**	**4,728**	4,698	4,698
Managed financial assets	**7,872**	**7,872**	11,868	11,868
	1,377,646	**1,377,646**	1,313,661	1,313,661
Financial Liabilities				
Bank overdraft	**5,706**	**5,706**	4,091	4,091
Trade and other payables	**388,979**	**388,979**	398,555	398,555
Interest bearing liabilities and borrowings				
Unsecured bank loans	**486,922**	**486,922**	458,269	459,287
Unsecured notes	**336,470**	**338,462**	324,891	327,225
Deferred cash settlement	**188,210**	**188,210**	183,488	183,488
Finance leases	**41,521**	**41,521**	40,241	40,241
Other financial liabilities				
Derivatives	**-**	**-**	-	-
	1,447,808	**1,449,800**	1,409,535	1,412,887

There are no unrecognised gains or losses.

Parent Entity	Carrying amount 2006 $000	Fair Value 2006 $000	Carrying amount 2005 $000	Fair Value 2005 $000
Financial Assets				
Cash and cash equivalents	**177,290**	**177,290**	461,769	461,769
Trade and other receivables	**110,851**	**110,851**	91,324	91,324
Other financial assets				
Derivatives	**-**	**-**	-	-
Unlisted equity securities	**4,728**	**4,728**	4,698	4,698
Long term deposits	**-**	**-**	-	-
Managed financial assets	**-**	**-**	-	-
	292,869	**292,869**	557,791	557,791
Financial Liabilities				
Bank overdraft	**-**	**-**	-	-
Trade and other payables	**688,999**	**688,999**	595,199	595,199
Interest bearing liabilities and borrowings				
Unsecured bank loans	**-**	**-**	-	-
Unsecured notes	**-**	**-**	-	-
Deferred cash settlement	**-**	**-**	-	-
Finance leases	**-**	**-**	-	-
Other financial liabilities				
Derivatives	**-**	**-**	-	-
	688,999	**688,999**	595,199	595,199

There are no unrecognised gains or losses.

Notes to the Financial Statements continued

for the year ended 30 June 2006

36 Financial Instruments (continued)

The following methods and assumptions were used to determine the net fair values of financial assets and liabilities:

Trade and other receivables / payables

The carrying value of trade and other receivables/payables with a remaining life of less than one year is deemed to reflect its fair value. All other trade and other receivables/payables are discounted to determine fair values.

Other financial assets – Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. Where discounted cash flows are used, estimated future cash flows are based on the director's best estimate and the discount rate is a market related rate for a similar instrument at the balance sheet date.

Other financial assets – other

Fair value is estimated using valuation techniques including recent arm's length transactions of like assets, discounted cash flow analysis and comparison to fair values of similar financial instruments.

Interest bearing liabilities and borrowings

Fair value is calculated based on the discounted expected future principal and interest cash flows.

Interest bearing liabilities and borrowings – Finance leases

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under financial instruments contracts or the amount receivable from trade and other debtors. Management has established policies to monitor and limit the exposure to credit risk on an on-going basis.

Transactions involving derivative financial instruments are with counterparties with whom the consolidated entity has a signed netting agreement as well as sound credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

The consolidated entity minimises the credit risks associated with trade and other debtors by undertaking transactions with a large number of customers in various countries.

The maximum exposure to credit risk at balance date is the carrying amount, net of any allowance for doubtful debts or impairment, of each financial asset, including derivative financial instruments, in the balance sheet.

The credit quality of financial assets that are neither past due, nor impaired is as follows:

For the year ended 30 June 2006	Financial Institutions	Governments	Hospitals	Buying Groups	Other	Total
Cash and cash equivalents	753,694	-	-	-	-	753,694
Trade and other receivables	1,242	36,104	209,817	170,555	193,634	611,352
Other financial assets	12,600	-	-	-	-	12,600
	767,536	36,104	209,817	170,555	193,634	1,377,646

The consolidated entity has not renegotiated any material collection/repayment terms of any financial assets in the current financial year.

36 Financial Instruments (continued)

Credit Risk (continued)

An analysis of trade receivables that are past due and the allowance for doubtful debts is as follows: All other financial assets are less than 30 days overdue.

For the period ended 30 June 2006:	Not impaired	Impaired	Allowance for doubtful debts
Trade and other receivables:			
less than 30 days overdue	357,451	-	-
more than 30 but less than 90 days overdue	84,605	-	-
more than 90 days overdue	82,926	13,744	13,744
	524,982	13,744	13,744

Financial assets are considered impaired where there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original trade and other receivable terms. An allowance for doubtful debts is created for the difference between the assets carrying amount and the present value of estimated future cashflows. The consolidated entity's trading terms do not generally include the requirement for customers to provide collateral as security for financial assets.

37 Explanation of transition to AIFRS

As stated in significant accounting policies note 1, these consolidated financial statements are the first prepared in accordance with AIFRS.

The policies set out in the significant accounting policies section of this report have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet as at 1 July 2004 (the consolidated entity's transition date).

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (AGAAP). An explanation of how the transition from the previous AGAAP to AIFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

37 Explanation of transition to AIFRS (continued)

(a) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

i). At the date of transition to AIFRS: 1 July 2004

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
CURRENT ASSETS							
Cash and cash equivalents		114,896	-	114,896	12,700	-	12,700
Trade and other receivables	ix	532,196	31,860	564,056	43,265	3,894	47,159
Inventories		1,352,578	-	1,352,578	66,147	-	66,147
Other	ix	31,860	(31,860)	-	3,894	(3,894)	-
Total Current Assets		2,031,530	-	2,031,530	126,006	-	126,006
NON-CURRENT ASSETS							
Trade and other receivables		6,489	-	6,489	305,109	-	305,109
Other financial assets		8,223	-	8,223	1,204,058	-	1,204,058
Property, plant and equipment		887,017	-	887,017	259,199	-	259,199
Deferred tax assets	v	77,644	192,825	270,469	9,825	(9,825)	-
Intangible assets		859,870	-	859,870	20,000	-	20,000
Other	xi	4,610	(4,610)	-	-	-	-
Retirement benefit assets	ii	-	1,026	1,026	-	-	-
Total Non-Current Assets		1,843,853	189,241	2,033,094	1,798,191	(9,825)	1,788,366
TOTAL ASSETS		3,875,383	189,241	4,064,624	1,924,197	(9,825)	1,914,372
CURRENT LIABILITIES							
Trade and other payables		458,502	-	458,502	53,905	-	53,905
Interest-bearing liabilities and borrowings	x	13,297	(5,353)	7,944	-	-	-
Other financial liabilities		-	-	-	-	-	-
Current tax liabilities		26,903	-	26,903	21,960	-	21,960
Provisions	x	199,406	5,353	204,759	15,843	-	15,843
Deferred government grants	iv	-	296	296	-	296	296
Total Current Liabilities		698,108	296	698,404	91,708	296	92,004
NON-CURRENT LIABILITIES							
Interest bearing liabilities and borrowings	x,xi	854,347	(13,759)	840,588	-	-	-
Deferred tax liabilities	v	80,577	61,239	141,816	12,699	(2,822)	9,877
Provisions	ii,x	168,309	(86,023)	82,286	20,712	-	20,712
Deferred government grants	iv	-	204	204	-	204	204
Retirement benefit liabilities	ii	-	116,591	116,591	-	533	533
Total Non-Current Liabilities		1,103,233	78,252	1,181,485	33,411	(2,085)	31,326
TOTAL LIABILITIES		1,801,341	78,548	1,879,889	125,119	(1,789)	123,330
NET ASSETS		2,074,042	110,693	2,184,735	1,799,078	(8,036)	1,791,042
EQUITY							
Contributed equity		1,502,417	-	1,502,417	1,502,417	-	1,502,417
Reserves	xv	77,373	(76,432)	941	22,824	(21,883)	941
Retained earnings	xvi	494,252	187,125	681,377	273,837	13,847	287,684
TOTAL EQUITY		2,074,042	110,693	2,184,735	1,799,078	(8,036)	1,791,042

82-3705

37 Explanation of transition to AIFRS (continued)

ii). At the end of the last reporting period under previous AGAAP: 30 June 2005

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
CURRENT ASSETS							
Cash and cash equivalents		723,842	-	723,842	461,769	-	461,769
Trade and other receivables	ix	536,983	22,244	559,227	68,864	2,419	71,283
Inventories		946,583	-	946,583	59,451	-	59,451
Other	ix	22,244	(22,244)	-	2,419	(2,419)	-
Other financial assets		-	-	-	-	-	-
Total Current Assets		2,229,652	-	2,229,652	592,503	-	592,503
NON-CURRENT ASSETS							
Trade and other receivables	ix	11,014	3,012	14,026	20,041	-	20,041
Other financial assets	ix	19,578	(3,012)	16,566	1,232,905	-	1,232,905
Property, plant and equipment		769,143	-	769,143	261,402	-	261,402
Deferred tax assets	v	97,414	(20,755)	76,659	10,400	(10,400)	-
Intangible assets	i,vi	744,143	42,292	786,435	20,000	-	20,000
Other	xi	3,352	(3,352)	-	-	-	-
Retirement benefit assets	ii	-	50	50	-	-	-
Total Non-Current Assets		1,644,644	18,235	1,662,879	1,544,748	(10,400)	1,534,348
TOTAL ASSETS		3,874,296	18,235	3,892,531	2,137,251	(10,400)	2,126,851
CURRENT LIABILITIES							
Trade and other payables	v	398,555	-	398,555	573,540	21,659	595,199
Interest-bearing liabilities and borrowings	x	21,861	(6,720)	15,141	-	-	-
Other financial liabilities		-	-	-	-	-	-
Current tax liabilities		37,130	-	37,130	-	-	-
Provisions	x	75,171	6,720	81,891	17,848	-	17,848
Deferred government grants	iv	-	296	296	-	296	296
Total Current Liabilities		532,717	296	533,013	591,388	21,955	613,343
NON-CURRENT LIABILITIES							
Interest bearing liabilities and borrowings	x,xi	1,003,035	(7,196)	995,839	-	-	-
Deferred tax liabilities	v	106,814	(28,537)	78,277	33,968	(24,010)	9,958
Provisions	ii,x	157,218	(78,672)	78,546	16,391	-	16,391
Deferred government grants	iv	-	2,664	2,664	-	2,664	2,664
Retirement benefit liabilities	ii	-	95,667	95,667	-	159	159
Total Non-Current Liabilities		1,267,067	(16,074)	1,250,993	50,359	(21,187)	29,172
TOTAL LIABILITIES		1,799,784	(15,778)	1,784,006	641,747	768	642,515
NET ASSETS		2,074,512	34,013	2,108,525	1,495,504	(11,168)	1,484,336
EQUITY							
Contributed equity	iii	1,223,034	432	1,223,466	1,223,034	432	1,223,466
Reserves	xv	(62,091)	(120,915)	(183,006)	22,824	(20,021)	2,803
Retained earnings	xvi	913,569	154,496	1,068,065	249,646	8,421	258,067
TOTAL EQUITY		2,074,512	34,013	2,108,525	1,495,504	(11,168)	1,484,336

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

(b) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

i). Reconciliation of profit for the year ended 30 June 2005

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
Sales revenue	vi	2,749,934	(140,969)	2,608,965	363,320	-	363,320
Cost of sales	vi,xiv	(1,686,776)	67,943	(1,618,833)	(169,872)	(981)	(170,853)
Gross profit		1,063,158	(73,026)	990,132	193,448	(981)	192,467
Other revenue	iv,vi,xii	502,976	(461,682)	41,294	33,471	(2,473)	30,998
Research and development expenses	vi	(145,721)	4,763	(140,958)	(59,192)	-	(59,192)
Selling and marketing expenses	vi	(332,336)	7,470	(324,866)	(42,517)	-	(42,517)
General and administration expenses	ii,iii,vi,xii xiii,xiv	(174,583)	58,079	(116,504)	(55,577)	(981)	(56,558)
Other expenses – Net assets of discontinued operations	vi	(178,548)	178,548	-	-	-	-
Other expenses	i,vi,xiii	(51,366)	51,366	-	-	-	-
Finance costs	vi	(41,640)	2,825	(38,815)	(387)	-	(387)
Profit before income tax expense – continuing operations		641,940	(231,657)	410,283	69,246	(4,435)	64,811
Income tax expense – continuing operations	v	(95,422)	(80,132)	(175,554)	(8,487)	(1,029)	(9,516)
Net Profit after tax from continuing operations		546,518	(311,789)	234,729	60,759	(5,464)	55,295
Net Profit after tax from discontinued operations	vi	-	253,045	253,045	-	-	-
Net profit attributable to members of CSL Limited		546,518	(58,744)	487,774	60,759	(5,464)	55,295

(c) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(d) Adoption of AASB 132 *Financial Instruments: Presentation and Disclosure and AASB 139 Financial Instruments: Recognition and Measurement*

The adoption, effective 1 July 2005, of AASB 132 and AASB 139 has not resulted in any material adjustments to the consolidated balance sheet.

37 Explanation of transition to AIFRS (continued)

(e) Notes to the reconciliations

(i) Goodwill

In accordance with AIFRS, from 1 July 2004 goodwill acquired in a business combination is no longer amortised. Instead goodwill is subject to an annual impairment test focusing on the cash flows of the related cash generating units.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase intangible assets	-	43,052	-	-
(Increase) deferred tax liabilities	-	(10,676)	-	-
NET ASSETS	-	32,376	-	-
Decrease foreign currency translation reserve	-	1,951	-	-
(Increase) retained earnings	-	(34,327)	-	-
TOTAL EQUITY	-	(32,376)	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
(Decrease) other expenses	(45,564)	-
Increase income tax expense	11,237	-
NET PROFIT	(34,327)	-

(ii) Employee Benefits

In accordance with AIFRS, actuarial valuations have been used to measure and recognise the net benefit or obligation attributable to current and prior periods of the defined benefit superannuation plans and other retirement benefit plans that the consolidated entity sponsors.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase retirement benefit assets	1,026	50	-	-
Increase deferred tax assets	8,229	5,066	160	48
(Increase) retirement benefit liabilities	(533)	(159)	(533)	(159)
(Increase) non-current provisions	(20,886)	(12,992)	-	-
(Increase) deferred tax liabilities	(225)	(11)	-	-
NET ASSETS	(12,389)	(8,046)	(373)	(111)
(Increase) foreign currency translation reserve	-	(1,002)	-	-
Decrease retained earnings	12,389	9,048	373	111
TOTAL EQUITY	12,389	8,046	373	111

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
(Decrease) general and administration expenses	(29,967)	(319)
Increase income tax expense	10,490	95
NET PROFIT	(19,477)	(224)

In addition, in accordance with AASB 119 Employee Benefits, Retirement benefit liabilities are presented separately from provisions and therefore liabilities recognised in the AGAAP balance sheet have been reclassified as follows:

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease non-current provisions	116,058	95,508	-	-
(Increase) non-current retirement benefit liabilities	(116,058)	(95,508)	-	-
NET ASSETS	-	-	-	-

(iii) Share-based payments

In accordance with AIFRS, a share based payments expense has been recognised for options, performance rights and share plan arrangements granted after 7 November 2002 that remain unexercised as at 1 January 2005.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
(Increase) contributed equity	-	(432)	-	(432)
(Increase) share based payments reserve	(941)	(2,803)	(941)	(2,803)
Decrease retained earnings	941	3,235	941	3,235
TOTAL EQUITY	-	-	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Increase general and administration expenses	2,294	2,294
NET PROFIT	2,294	2,294

(iv) Government Grants

In accordance with AIFRS, where a government grant relates to the acquisition or construction of an asset, the fair value is deferred and released, on a straight-line basis, to the income statement over the expected useful life of the relevant asset.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase deferred tax assets	150	888	150	888
(Increase) current deferred government grants	(296)	(296)	(296)	(296)
(Increase) non-current deferred government grants	(204)	(2,664)	(204)	(2,664)
NET ASSETS	(350)	(2,072)	(350)	(2,072)
Decrease retained earnings	350	2,072	350	2,072
TOTAL EQUITY	350	2,072	350	2,072

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Decrease other revenue	2,460	2,460
(Decrease) income tax expenses	(738)	(738)
NET PROFIT	1,722	1,722

37 Explanation of transition to AIFRS (continued)

(v) Income Taxes

In accordance with AIFRS, the 'balance sheet' approach has been adopted in accounting for income taxes. This requires the identification of temporary differences for each asset and liability. These differences take into consideration the numerous tax jurisdictions in which the consolidated entity operates and the differences in the book and tax bases of assets and liabilities as a result of the acquisition of Aventis Behring which under AGAAP were treated as permanent differences. The increase in the net deferred tax asset at the transition date is primarily due to AASB 112 requiring the consolidated entity to recognise a deferred tax asset in respect of the unrealised portion of the discount on acquisition and other adjustments from the Aventis Behring acquisition that remain in the balance sheet at the date of transition. The subsequent movement under AIFRS at 30 June 2005 is primarily due to this deferred tax asset decreasing and flowing through the tax expense line as the assets and liabilities with differences in bases are realised. Such a deferred tax asset is not recognised under AGAAP.

In addition, in accordance with AASB 112 Income Tax, deferred tax assets and deferred tax liabilities of the same taxable entity/group are required to be set-off if they relate to income taxes levied by the same taxation authority and the entity/group has a legally enforceable right to set-off current tax assets against current tax liabilities.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase/(decrease) deferred tax assets	184,446	(26,709)	(10,135)	(11,336)
(Increase)/decrease deferred tax liabilities	(61,014)	39,224	2,822	24,010
(Increase)/decrease current trade and other payables	-	-	-	(21,659)
NET ASSETS	123,432	12,515	(7,313)	(8,985)
Decrease foreign currency translation reserve	-	14,345	-	-
(Increase)/decrease retained earnings	(123,432)	(26,860)	7,313	8,985
TOTAL EQUITY	(123,432)	(12,515)	7,313	8,985

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Increase income tax expenses (non-cash)	96,572	1,672
NET PROFIT	96,572	1,672

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Deferred tax assets				
- balance sheet approach / set-off (above)	184,446	(26,709)	(10,135)	(11,336)
- employee benefits (note ii)	8,229	5,066	160	48
- government grants (note iv)	150	888	150	888
	192,825	(20,755)	(9,825)	(10,400)
Deferred tax liabilities				
- balance sheet approach / set-off (above)	(61,014)	39,224	2,822	24,010
- goodwill (note i)	-	(10,676)	-	-
- employee benefits (note ii)	(225)	(11)	-	-
	(61,239)	28,537	2,822	24,010

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

(v) Income Taxes (continued)

The total incremental effect on the income statement arising from transition to AIFRS is as follows:

	Consolidated Entity	Parent Entity
	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Income tax expense – continuing operations		
- balance sheet approach (above)	96,572	1,672
- goodwill (note i)	11,237	-
- employee benefits (note ii)	10,490	95
- government grants (note iv)	(738)	(738)
- discontinued operations (note vi)	(37,429)	-
	80,132	1,029

(vi) Profit on sale of business unit

In accordance with AIFRS, on disposal of a business unit, the portion of the balance of the foreign currency translation reserve that relates to the business unit being disposed must be recognised in the income statement as part of the gain or loss on disposal. The gain or loss on disposal is also recalculated to incorporate the impact of the non-amortisation of goodwill as noted above.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
(Decrease) intangible assets	-	(760)	-	-
NET ASSETS	-	(760)	-	-
(Increase) foreign currency translation reserve	-	(11,200)	-	-
Decrease retained earnings	-	11,960	-	-
TOTAL EQUITY	-	760	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
(Increase) other expenses	(796)	-
(Decrease) net profit from discontinued operations	(11,164)	-
NET PROFIT	(11,960)	-

In addition, in accordance with AASB 5 Non-current assets Held for Sale and Discontinued Operations, the results of a disposed business unit and the profit on the sale of that business unit are removed from results from continuing operations and separately disclosed. The effect of this is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Decrease sales revenue	140,969	-
(Decrease) cost of sales	(94,091)	-
Decrease other revenue	458,510	-
(Decrease) research and development expenses	(4,763)	-
(Decrease) selling and marketing expenses	(7,470)	-
(Decrease) general and administration expenses	(9,348)	-
(Decrease) other expenses – net assets of discontinued operations	(178,548)	-
(Decrease) other expenses	(796)	-
(Decrease) finance costs	(2,825)	-
(Decrease) income tax expense – continuing operations	(37,429)	-
(Increase) net profit after tax from discontinued operations	(264,209)	-
NET PROFIT	-	-

37 Explanation of transition to AIFRS (continued)

(vii) Foreign currency translation reserve: cumulative translation differences

In accordance with an exemption provided by AASB 1, the consolidated entity has deemed that the cumulative translation differences for all foreign subsidiaries at the date of transition to AIFRS be reset to $Nil. Accordingly the opening balance and subsequent foreign currency reserve transfers have been adjusted.

The effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease foreign currency translation reserve	54,536	96,787	-	-
(Increase) retained earnings	(54,536)	(96,787)	-	-
TOTAL EQUITY	-	-	-	-

There is no effect on the income statement.

(viii) Land and Buildings

In accordance with an exemption provided by AASB 1, the consolidated entity has elected to use a previous AGAAP revaluation of land and buildings as deemed cost. Accordingly, the balance of the asset revaluation reserve has been transferred to retained earnings.

The effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease asset revaluation reserve	22,837	22,837	22,824	22,824
(Increase) retained earnings	(22,837)	(22,837)	(22,824)	(22,824)
TOTAL EQUITY	-	-	-	-

There is no effect on the income statement.

(ix) AIFRS presentational adjustment – Prepayments and other receivables

In accordance with AASB 101 Presentation of Financial Statements Prepayments and Long term deposits have been reclassified from Other assets and Other financial assets to Trade and other receivables as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase current trade and other receivables	31,860	22,244	3,894	2,419
(Decrease) other assets	(31,860)	(22,244)	(3,894)	(2,419)
Increase non-current trade and other receivables	-	3,012	-	-
(Decrease) other financial assets	-	(3,012)	-	-
NET ASSETS	-	-	-	-

(x) AIFRS presentational adjustment – Surplus lease space provisions

In accordance with AASB 101 Presentation of Financial Statements Surplus lease space provisions have been reclassified from Interest bearing liabilities to Provisions as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease current interest bearing liabilities	5,353	6,720	-	-
(Increase) current provisions	(5,353)	(6,720)	-	-
Decrease non-current interest bearing liabilities	9,149	3,844	-	-
(Increase) non-current provisions	(9,149)	(3,844)	-	-
NET ASSETS	-	-	-	-

37 Explanation of transition to AIFRS (continued)

(xi) AIFRS presentational adjustment - Borrowing costs

In accordance with AASB 101 Presentation of Financial Statements Deferred borrowing costs are included within the carrying value of Interest bearing liabilities and therefore the following adjustment has been made:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
(Decrease) non-current other assets	(4,610)	(3,352)	-	-
Decrease non-current interest bearing liabilities and borrowings	4,610	3,352	-	-
NET ASSETS	-	-	-	-

(xii) AIFRS presentational adjustment - Other Revenue

In accordance with AASB 101 Presentation of Financial Statements items previously shown gross in Other Revenue are off-set with their associated costs and shown in either other income or expenses. The effect of this is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Decrease other revenue	712	13
(Decrease) general and administration expenses	(712)	(13)
NET PROFIT	-	-

(xiii) AIFRS presentational adjustment - Other Expenses

In accordance with AASB 101 Presentation of Financial Statements, the category of other expenses has been eliminated and items have been reclassified to general and administration expenses as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Increase general and administration expenses	5,802	-
(Decrease) other expenses	(5,802)	-
NET PROFIT	-	-

(xiv) AIFRS presentational adjustment - Inventory write-downs

In accordance with AASB 101 Presentation of Financial Statements, inventory write-downs (to net realisable value) have been reclassified from general and administration expenses to cost of sales. The effect of this is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Increase cost of sales	26,148	981
(Decrease) general and administration expenses	(26,148)	(981)
NET PROFIT	-	-

37 Explanation of transition to AIFRS (continued)

(xv) Reserves

The total incremental effect on Reserves of the above noted adjustments is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Reserves				
- goodwill (note i)	-	1,951	-	-
- employee benefits (note ii)	-	(1,002)	-	-
- share-based payments (note iii)	(941)	(2,803)	(941)	(2,803)
- income taxes (note v)	-	14,345	-	-
- profit on sale of business unit (note vi)	-	(11,200)	-	-
- foreign currency translation reserve: cumulative translation differences (note vii)	54,536	96,787	-	-
- land and buildings (note viii)	22,837	22,837	22,824	22,824
	76,432	120,915	21,883	20,021

(xvi) Retained earnings

The total incremental effect on Retained earnings of the above noted adjustments is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Retained earnings				
- goodwill (note i)	-	(34,327)	-	-
- employee benefits (note ii)	12,389	9,048	373	111
- share-based payments (note iii)	941	3,235	941	3,235
- government grants (note iv)	350	2,072	350	2,072
- income taxes (note v)	(123,432)	(26,860)	7,313	8,985
- profit on sale of business unit (note vi)	-	11,960	-	-
- foreign currency translation reserve: cumulative translation differences (note vii)	(54,536)	(96,787)	-	-
- land and buildings (note viii)	(22,837)	(22,837)	(22,824)	(22,824)
	(187,125)	(154,496)	(13,847)	(8,421)

CSL Limited and its controlled entities

Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial report, and the additional disclosures included in the directors' report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

(3) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.



Peter H Wade
Chairman



Brian A McNamee
Managing Director

Melbourne
23 August 2006

82-3785



■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent Audit Report

to Members of CSL Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 42 to 57 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.



Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Audit opinion

In our opinion:

1. the financial report of CSL Limited is in accordance with:

   (a) the *Corporations Act 2001*, including:

      (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

   (b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained on pages 42 to 57 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ivan Wingreen
Partner
Melbourne

23 August 2006



Designed and produced by Fidelis Design Associates, Melbourne.

CSL Limited
Registered Head Office
45 Poplar Road
Parkville
Victoria 3052
Australia
Phone: +61 3 9389 1911
Fax: +61 3 9389 1434

www.csl.com.au

CSL Limited
Financial Report
2005-2006

Contents

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting their report on the consolidated entity at 30 June 2006, consisting of CSL Limited and its controlled entities.

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows.

Mr P H Wade (Chairman)

Dr B A McNamee (Managing Director)

Mr J H Akehurst

Miss E A Alexander, AM

Mr A M Cipa

Mr I A Renard

Mr M A Renshaw

Mr K J Roberts, AM

Professor J Shine, AO (appointed 1 June 2006)

Dr A C Webster

Particulars of the directors' qualifications, experience, all directorships of public companies held for the past three years, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Company Secretary

The company secretary is Mr P R Turvey, BA/LLB, MAICD. Mr Turvey was appointed to the position of company secretary in 1998 having joined the Company in 1992. Before joining CSL Limited he held the role of Company Secretary for five years with Biotech Australia Pty Ltd. Mr E H Bailey, B.Com/LLB, is Assistant Company Secretary and was appointed in 2001 having joined the Company in 2000. Before joining the Company he was a Senior Associate with Arthur Robinson & Hedderwicks.

3. Directors' Meetings

During the year, the Board held nine meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met five times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 17 times and comprises at least any two Directors, one of whom must be a non-executive director.

The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	9	9	4[1]		17	4[1]	
B A McNamee	9	9	4[2]		13	5[2]	
J Akehurst	8	9				3	5
E A Alexander	9	9	4	4			
A M Cipa	9	9	4[2]		4		
I A Renard	9	9	4	4		1	1
M A Renshaw	8	9	4	4			
K J Roberts	9	9				5	5
J Shine	1	1					
A C Webster	9	9				5	5

[1] *Attended for at least part in ex officio capacity*

[2] *Attended for at least part by invitation*

4. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products.

5. Operating Results

Profit from continuing operations after tax and net profit for the year attributable to members (excluding the recognition of the contingent consideration on acquisition of Aventis Behring and the profit after tax from discontinued operations) was up 49.5% to $350.9 million. Net profit from continuing operations and profit attributable to members of the parent entity was $117.4 million. Sales revenue was $2,849 million up 9% on the previous year with research and development expenditure of $161 million up 14% on the previous year. Net operating cash flow was $522.2 million which was 8% lower than the previous year.

6. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2004-2005 A final dividend for the year ended 30 June, 2005, of 30 cents per ordinary share, fully franked at 30%, and a special dividend of 10 cents per share franked to 1.78 cents per share was paid on 10 October, 2005, out of profits for that year as declared by the Directors in last year's Directors' Report.

2005-2006 An interim dividend on ordinary shares of 28 cents per share, unfranked, was paid on 13 April 2006. The Directors of the Company have declared a final dividend of 40 cents per ordinary share, unfranked, for the year ended 30 June 2006, to be paid out of retained profits.

In accordance with determinations by the Directors, the Company's dividend reinvestment plan remains suspended.

Total dividends for the 2005-2006 year are:

	On Ordinary shares $000
Interim dividend paid 13 April 2006	50,910
Final dividend payable on 13 October 2006	72,756

7. Review of Operations

The Company's operating results for the year ended 30 June, 2006, reflects a strong contribution by CSL Behring (in the financial report, CSL Behring is referred to as ZLB Behring) with sales growing 11% to $2.4 billion. CSL Behring's growth was a function of solid performance across the product portfolio.

Strong demand in the USA for intravenous immunoglobulin has given rise to additional demand for the raw material, plasma. CSL Behring is well placed to meet this growth opportunity through its own plasma collection centres. The US FDA approved Vivaglobin in January 2006 being the first subcutaneous immunoglobulin approved in the US. Clinical work on a chromatographic high yielding liquid immunoglobulin for intravenous administration has also been completed.

CSL Bioplasma's sales declined 8% to $191m attributable to an Australian Government change of policy relating to the importation of recombinant coagulation factors.

CSL Biotherapies (previously known as CSL Pharmaceuticals) grew sales by 3% to $212m largely driven by growth in northern hemisphere influenza vaccine sales. A new Agreement was signed with Merck & Co, Inc, for the Australian distribution of a number of new vaccines. Merck, CSL's licensee, also received approval in the US and Australia for the marketing of the world's first cervical cancer vaccine, Gardasil®.

The Company also announced plans to develop influenza production capacity to 40 million doses per season to facilitate its US entry strategy as well as announcing encouraging results from its initial clinical trial of a pandemic influenza vaccine based on the H5N1 avian virus.

For further information on the operations of the Company refer to the Year in Review in the Annual Report.

8. Significant changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

9. Significant events after year end

On 17 July 2006 the consolidated entity announced a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Limited, a publicly listed Australian based biotechnology company. The consideration offered is 82 cents per share. The proposal has been unanimously recommended by Zenyth's directors in the absence of a superior proposal by a third party and is proposed to be implemented by way of a scheme of arrangement between Zenyth and its shareholders.

Directors are not aware of any other matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

10. Likely Developments Business Strategies and Future Prospects

In the medium term, the Company will continue to grow through developing differentiated plasma products, expanding flu vaccine sales internationally, receiving royalty flows from the exploitation of the human papillomavirus vaccine by Merck & Co, Inc and the commercialisation of the Company's Iscomatrix® adjuvant technology. Over the longer term the Company intends to develop new products which are protected by its own intellectual property which are high margin human health medicines marketed and sold by the Company's global operations. Further comments on likely developments and expected results of certain aspects of the operations of the consolidated entity, and on the business strategies and prospects for future financial years of the consolidated entity, are contained in the Year in Review in the Annual Report and in section 7

Directors' Report
continued

of this Directors' Report. Additional information of this nature can be found on the Company's website (www.csl.com.au). Any further information of this nature has been omitted as it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to such matters.

11. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to those standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under applicable Australian and foreign laws. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2006.

12. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2006 in the shares, options and performance rights of the Company are set out in a table on pages 54, 55 and 56 of this Report.

13. Directors' Interests in Contracts

Section 17 of this Report sets out particulars of the Directors Deed entered into by the Company with each director in relation to Board paper access (indemnity and insurance matters).

14. Share Options

As at the date of this report, the number of unissued ordinary shares in the Company under options and under performance rights are set out in Note 26 of the Financial Statements.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issued by any registered managed investment scheme.

The number of options exercised during the financial year and the exercise price paid to acquire fully paid ordinary shares in the Company is set out in Notes 21 and 26 of the Financial Statements. Since the end of the financial year, no further options have been exercised.

During, and since the end of the financial year, no performance rights were exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

15. Remuneration Report

This report summarises the director and executive remuneration policies and practices, including detailed remuneration outcomes for the 2006 financial year. The report has been prepared in accordance with the remuneration reporting requirements under section 300A of the *Corporations Act 2001* and Corporations Regulation 2M.6.04, details the remuneration arrangements for Key Management Personnel according to Accounting Standard AASB 124 *Related Party Disclosures*.

Key Management Personnel comprise:

- all directors of CSL; and
- those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity.

Board and Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the www.csl.com.au website under Corporate Governance; Board and Committee Charters.

The responsibilities of the Human Resources Committee include:

- reviewing and monitoring the human resources strategic plan;
- reviewing and approving the corporate human resources policies;
- establishing a policy framework for employee and senior executive remuneration;
- reviewing and recommending the terms relating to the Company's employee share, option and performance right schemes;
- recommending to the Board individual senior executive remuneration packages and where appropriate, seeking independent advice regarding senior executive remuneration;
- recommending to the Board senior executive recruitment, retention and termination policies as well as succession planning strategies and policies;
- reviewing benchmarks against which salary reviews are made and monitoring and reviewing the Company's performance management system; and
- reporting to the Board any findings or recommendations of the Committee after each meeting.

In accordance with the charter, the Board reserves responsibility for:

- the remuneration of non-executive directors;
- setting the terms of employment and remuneration for the Managing Director;
- approving remuneration for senior executive management; and

- the operation and policies relating to the Company's employee share, option and performance right schemes and succession planning.

The Human Resources Committee comprises four members, all of whom are independent non-executive directors (NED). These are:

- Mr Ken Roberts (Chairman);
- Mr John Akehurst;
- Mr Maurice Renshaw (joined June 2006); and
- Dr Arthur Webster.

Ms Alison von Bibra, General Manager – Human Resources, acts as Secretary of the Committee. The Board Chairperson may attend any meeting of the Committee in an ex officio capacity. The Managing Director, senior executives and professional advisors retained by the Human Resources Committee attend meetings by invitation.

The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, prior to the allocation of long term incentives, and at other times as are required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found in section 3 of this Directors' Report.

Any recommendation made by the Human Resources Committee concerning an individual director or executive's remuneration is made without that director or executive being present.

Non-Executive Directors' Remuneration

The Board's principal responsibility is the oversight of the management of the Company and providing strategic direction for and approving the Company's business strategies and objectives. Non-executive director remuneration is not linked to the Company's short-term financial performance and these directors are not entitled to performance based remuneration or participation in the Company's equity incentive plans.

Non-executive directors are entitled to fixed fees having regard to their Board responsibilities, obligations on any of the four Board committees and the aggregate non-executive director remuneration limit approved by shareholders. Within this limit, the Board determines the fees payable to non-executive directors based on advice from professional advisors which takes into consideration fees payable to non-executive directors by comparable organisations as well as fee levels which the Board considers appropriate to attract and retain high quality non-executive directors having regard to the Company's requirements and the responsibilities attached to the successful discharge of director's duties.

Currently, the Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,500,000. Any increases to this sum must be approved by shareholders at a general meeting. As outlined in the Constitution, remuneration for any extra services by individual directors or the reimbursement of reasonable expenses incurred by directors may also be approved by the Board from time to time.

The table on page 49 of this Report sets out the fees paid to non-executive directors and is based on the following NED Committee Fees schedule.

NED Committee Fees (Effective 1 Jan 2006)

	Board $	Audit & Risk Management Committee $	Human Resources Committee $	Nomination Committee $	Securities & Market Disclosure Committee $
Chairman	300,000	30,000	20,000	-	-
Members	125,000	12,500	10,000	-	-

The Chairman and members of the Nomination Committee and the Securities and Market Disclosure Committee do not receive any additional fees for committee responsibilities.

Non-executive directors participate in the Non-Executive Directors' Share Plan (the NED Share Plan) approved by shareholders at the 2002 annual general meeting. Under the NED Share Plan, non-executive directors are required to take at least 20% of their director's fees in the form of shares in the Company. Shares are purchased on-market at prevailing share prices. These purchases are made by the NED Share Plan administrator at pre-determined intervals.

In addition to fees paid in cash or taken in the form of shares, non-executive directors also receive superannuation contributions equal to 9% of their fees.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the Board, they would receive another 5% of the base fee at the time of retirement for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date. No non-executive director has accrued any entitlement to any retirement allowance since 31 December 2003.

Executive Remuneration Policy

The Company's remuneration policy is designed to be competitive and equitable and to attract and retain high quality employees. The aim of the policy is to provide executives (including executive directors and the Company Secretary) with an appropriate balance of fixed and performance related remuneration.

Remuneration is set at a level competitive with market rates. The performance related remuneration ensures that a significant proportion of executive remuneration is at risk by linking reward to the achievement of personal and corporate objectives, business performance and shareholder returns.

Where appropriate, the Human Resources Committee considers independent external advice in setting both the balance of fixed and performance related remuneration and the remuneration levels.

Directors' Report
continued

Executive Remuneration Structure

The Company's remuneration structure comprises three core elements:

- fixed remuneration;
- short-term incentives; and
- long-term incentives.

Together, these elements comprise an executive's total potential remuneration.

Broadly, an executive will have fixed remuneration and a short-term incentive percentage representing the executive's potential short-term incentive as a percentage of fixed remuneration. Under the Company's performance management system, this percentage ranges from 10% to 60% of fixed remuneration depending on an executive's seniority level. In addition, an executive may participate in specific one-off Board approved incentive arrangements relating to key corporate objectives, milestones or events.

During the 2006 financial year, executives were also able to participate in the Company's equity incentive arrangements. Under this arrangement, a long-term incentive percentage is applied to an eligible executive's fixed remuneration to derive a long-term incentive amount. This amount determines the allocation level of options or performance rights to the executive. The long-term incentive percentage generally reflects an executive's short-term incentive percentage and hence also ranges from 10% to 60% of fixed remuneration.

In June 2006, the CSL Board approved new long-term incentive arrangements for future equity grants that will become effective in the 2007 financial year. The changes are consistent with the rules of the CSL Performance Rights Plan approved by shareholders at the Annual General Meeting in 2003.

The short-term and long-term incentive arrangements are discussed further on pages 44 to 47 of this Report. Additionally details about the new long-term incentive arrangements are outlined at page 46.

Subject to specific industry or geographical labour market conditions, the short-term and long-term incentive percentages for the 2006 financial year were generally of equal amounts. The proportion of performance related remuneration to an executive's total potential remuneration is kept consistent for a given level of seniority. As an executive's seniority level increases, so do the incentive percentages and the proportion of performance related remuneration to that executive's total potential remuneration.

CSL's performance management system is central to how the Company manages performance related remuneration and its integration into the total remuneration structure. The extent to which executives meet or exceed the performance objectives as set out in the performance management system influences the calculation of short-term incentives as well as executives' ability to participate in the Company's long-term incentive programs. Performance as measured under the performance management system is also taken into consideration in reviewing fixed remuneration.

The total remuneration levels for executive Key Management Personnel are illustrated in the tables on pages 49 to 51 of this Report. The balance of fixed and performance related remuneration for executive Key Management Personnel is illustrated in the table on page 52 of this Report.

Following a market competitiveness review in December 2005, an adjustment to fixed remuneration and a supplementary long-term incentive grant was offered to a limited number of executives in order to align their total remuneration with that of the market.

Fixed Remuneration

Depending on the country in which the executive is employed, an executive's fixed pay is expressed as a "Total Employment Cost" ("TEC") or as "salary plus benefits".

Where a TEC approach is adopted, an executive's fixed remuneration comprises benefits the executive has elected to receive in lieu of salary inclusive of any associated costs such as fringe benefits tax and mandatory superannuation, with the balance taken as cash salary. Where a "salary plus benefits" approach is adopted, the salary is specified and the Company provides benefits to an executive consistent with the labour market practices in that jurisdiction.

Executives who are working in a country other than their usual country of residence are eligible to receive benefits in accordance with the Company's expatriate policies. CSL's expatriate policies are intended to compensate an executive for the additional commitment and costs associated with working in a different country. The Human Resources Committee periodically reviews these policies to ensure appropriateness and consistency with market practices.

The level of fixed remuneration paid to each executive is based on the executive's performance, skills and experience, the requirements for their role and their relevant labour market in terms of the particular industry and geographical location.

In setting fixed remuneration, the executive's total potential remuneration is taken into consideration to ensure appropriateness of the balance between fixed and performance related remuneration and also appropriateness of the resulting total potential remuneration level.

Executive fixed remuneration is reviewed annually to ensure that it remains market competitive for each executive and reflects any changes in an executive's role or relevant employment market conditions. The executive's performance as evaluated against objectives under the Company's performance management system significantly influences recommendations relating to fixed remuneration.

Any recommendations concerning the senior executive fixed remuneration levels are made by the Human Resources Committee to the Board for the Board's consideration.

Short-term Incentives

Short-term incentives may be awarded to employees based on their annual performance as evaluated under the CSL performance management system. In addition, the Human Resources Committee may recommend the establishment of specific incentive programs linked to the achievement of key corporate objectives, milestones or events. Short-term incentives are paid in cash.

All executive Key Management Personnel are eligible to receive an annual incentive under the Company's performance management system. This system facilitates consideration of appropriate performance metrics by the Company and by executives and provides the mechanism for the payment of incentives linked to measurable gains in the achievement of the Company's corporate objectives.

Under the performance management system, usually no more than six key performance objectives for a financial year are specified. The actions to achieve the stated objectives and indicators or measures to be applied in assessing an executive's performance against the objectives are also determined.

Typically, the performance objectives comprise elements relating to individual performance (specific business tasks), the performance of the relevant business division or function depending on the executive's role (eg revenue, costs targets) and in some cases, that of the CSL group.

Importantly, consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, performance is assessed against the extent to which these objectives are exceeded and not simply met. As discussed below, the objectives directly relate to the corporate objectives, strategic plans and financial budgets approved by the Board.

Accordingly, the specific short-term incentive objectives vary from executive to executive both in terms of their nature and the weighting of these objectives in accordance with the Company's priorities.

In relation to process, the Board approves the corporate objectives, strategic plans and financial budgets. The Board also approves the Managing Director's specific performance objectives established with reference to the Board approved corporate objectives, plans and budgets. The Managing Director specifically approves the performance objectives for other executives which are also based on the Board approved corporate objectives, plans and budgets and which are also linked to the Managing Director's performance objectives.

Annual performance objectives and assessment criteria are established consistent with the corporate objectives and business plans approved by the Board and the responsibilities of the executive's position. Upon completion of the annual performance period, performance reviews are then conducted. Proposed incentive payments are then derived from this process having regard to the established performance objectives and assessment criteria. The Human Resources Committee then considers the proposed incentive payments and makes a recommendation to the Board, for approval.

In relation to one-off incentive programs, on 16 March 2004, the Board approved an incentive linked to the successful integration of ZLB Behring based on integration metrics approved by the Board which were previously used to evaluate the Aventis Behring acquisition. A cash payment was payable to selected executives whose roles were deemed critical in ensuring a successful integration, in two tranches. The second tranche was payable during the current financial year after an assessment that the second year integration targets were met.

As with proposed incentive payments under the Company's performance management system, any proposed payments under the one-off incentive programs are considered by the Human Resources Committee with a recommendation for approval then made to the Board.

Further details relating to payments under the short-term incentive programs are set out on pages 49 to 51 of this Report.

Long-term Incentives

Long-term incentives are reserved for employees who have performed to a required performance level and who are regarded as being of strategic and/or operational importance to the Company, and for prospective key employees. The Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for this purpose during the financial year.

Performance Rights Plan

The number of Performance Rights issued to an executive is dependent upon an executive's long-term incentive percentage and the Company's share price. In the case of executive directors, any allocations of Performance Rights are also subject to shareholder approval. Shareholder approval was obtained at the 2003 annual general meeting for up to 350,000 performance rights to be issued in total to Dr Brian McNamee and Mr Tony Cipa over three years.

During the financial year, Performance Rights were granted as equity compensation benefits to executive directors and executive Key Management Personnel on the basis that they were strategically and/or operationally important employees who had performed to a required performance level as evaluated under the Company's performance management system.

The Performance Rights were issued for no consideration. Each Right entitles the holder to subscribe for one fully paid ordinary share in the entity for either nil or nominal consideration. A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised and lapse on termination of employment. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse which is seven years from their issue date.

Performance Rights may become Vested Performance Rights if the Company satisfies specific performance hurdles during specified Performance Periods.

The minimum Performance Period is three years. If all eligible Performance Rights do not vest at the end of this period, performance may be reassessed at one-yearly intervals for up to a further two years. Any Performance Rights which remain unvested after the last reassessment will lapse.

The measure used in the Performance Hurdle is the Company's Total Shareholder Return (TSR) relative to that of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). The Peer Groups for various allocations were established on 1 October 2003, 31 March 2004, 1 October

Directors' Report
continued

2004, 7 June 2005 and 20 December 2005 and are stipulated in the documents evidencing the respective grants.

The Board views TSR as an appropriate measure to assess long-term performance as this measure closely reflects shareholder requirements in terms of share price growth and distributions. Also, the extent to which longer-term corporate objectives are achieved should be reflected in the Company's share price and dividend paying capacity over this time.

Given the Company's relevant capital markets, the Board's view is that the Peer Group best represents the jurisdiction and also the companies with which CSL competes for capital. As the Company is employing a relative TSR measure, the Board's opinion was to exclude from the Peer Group companies operating in distinctive industries not relevant to CSL (such as mining companies).

The performance hurdle is defined so that a proportion of Performance Rights vest when a minimum target is reached and this proportion increases as performance exceeds the minimum target.

In relation to Performance Rights granted to date, if the Company's performance in terms of TSR ranking places it below the 50th percentile at every Test Date, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile on any Test Date, all of the Performance Rights, which have reached or exceeded the minimum Performance Period of three years will vest. 50% of the eligible Performance Rights vest upon CSL being ranked at the 50th percentile with the balance vesting on a straight line basis between the 50th and 75th percentiles. The data used to assess performance is provided by external advisers.

Future Long-term Incentive Arrangements

The Board has determined that future long-term incentive grants to executives will incorporate both Performance Rights and Performance Options (each with a different performance hurdle) to provide a more appropriate balance of risk, a more leveraged incentive and broader performance measurement criteria. The use of these two types of equity is expected to closer align reward with corporate performance, increase the market competitiveness of the total remuneration package, and facilitate the attraction and retention of high calibre executives.

Each long-term incentive grant will generally consist of 50% Performance Rights and 50% Performance Options. For a specified group of Senior Leadership Executives, a mix of 40% Performance Rights and 60% Performance Options will be granted. This latter group includes the CEO and Managing Director and Executive Key Management Personnel.

The Performance Rights will continue to be granted on a similar basis as described above. The performance hurdle attached to Performance Rights will be a relative TSR hurdle with a peer group as described above. Vesting will occur where the Company's TSR ranking is at or above the 50th percentile.

The Performance Options will be issued for nil consideration with an exercise price equal to the volume weighted average CSL share price over the week up to and including the day of grant.

The performance hurdle for the Performance Options will be an earnings per share (EPS) measure. It is expected that the initial target will be 10% compound EPS growth per annum measured from 30 June in the financial year preceding the grant of options until 30 June in the financial year prior to the relevant test date. Either none or all of the Performance Options are exercisable depending on whether this target is achieved.

The Board considers that an EPS performance hurdle is appropriate since a key approved corporate objective is the pursuit of sustainable earnings growth.

Performance Rights and Performance Options will be issued for a term of seven years and begin to be exercisable, subject to satisfying the relevant performance hurdle, after the second anniversary of the date of grant as detailed in the table below:

Grant date anniversary	**2nd**	**3rd**	**4th**
Percentage of Performance Rights and Options vested	25%	35%	40%

If the portion tested at each anniversary meets the relevant performance hurdle, that portion of rights and options will vest and become exercisable until the expiry date. If the portion tested fails to meet the performance hurdle the portion will be carried over to the next anniversary and retested. After the fifth anniversary, any Performance Rights and Performance Options not vested will lapse.

Importantly, there is an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the Performance Rights and Performance Options, a satisfactory (or equivalent) rating under the Company's performance management system.

There will be no company provided loans as part of the future long-term incentive arrangements.

SESOP II

The Senior Executive Share Ownership Plan II ("SESOP II") had previously been used for the purpose of delivering long-term incentives. SESOP II was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under this program, options were issued for a term of seven years and began to be exercisable, subject to satisfying the performance hurdle, after the third anniversary of the date of grant. An allocation could be fully exercisable after five years. The exercise price was calculated using the weighted average price over the five days preceding the issue date of the option.

For the options to be exercisable, a performance hurdle relating to earnings per share for CSL ordinary shares had to be met. Specifically, for the period from the financial year preceding the grant of options until the financial year prior to the date of exercise, pre-abnormal earnings per share had to increase by seven percent compound per annum. Either none or all of the options are exercisable depending upon whether this target is achieved.

Directors' Report
continued

In addition, there was also an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the options, a satisfactory rating under the Company's performance management system.

In relation to grants of options made in previous financial years, the Board's view was that an earnings per share performance hurdle was most appropriate given a key approved corporate objective of pursuing sustainable growth.

Under the rules of SESOP II, participants could be provided with a loan to fund the exercise of the options. Consequently, no loan was made to the recipients of options until the option was exercised and no amounts were recorded in receivables until the option was exercised. Interest equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%) was charged on the loan.

No options were issued under SESOP II during the 2006 financial year.

During the past financial year, the SESOP II loan terms were adjusted to enable the Company to seek loan repayment where the market value of the shares issued to an individual participant falls to 110% or less of the total exercise price. This mechanism will ensure that the full loan amount remains recoverable by the Company.

Relationship between Company Performance & Executive Remuneration

Over the last five years, reward delivered under the long-term incentive component of executive remuneration has been dependent on CSL's EPS growth or TSR performance. As discussed earlier, from the 2007 financial year the long-term incentive arrangements will be dependent on both the EPS growth and TSR performance of CSL.

The table below illustrates the Company's annual compound growth in basic earnings per share (EPS) for the three possible test dates for each SESOP allocation. Options granted under SESOP and SESOP II have vested where the 7% hurdle of annual compound growth is achieved after taking into account exceptional items.

SESOP Allocation	Financial Year 2000	2001	2002	2003	2004	2005	2006
1997	16%	19%	23%				
1998		18%	24%	9%			
1999			23%	5%	15%		
2000				5%	18%	22%	
2001					19%	24%	30%
2002						23%	30%
2003							25%

To date each allocation of options has satisfied the performance hurdle before their expiry date. Accordingly, except for options lapsing in accordance with the Rules (eg termination of employment), all options that have met the time-related vesting requirements have vested.

As mentioned earlier in this Report, short-term incentives are principally managed by the Company's performance management system, and until July 2003, long-term incentives were delivered through SESOP and SESOP II using options having an EPS hurdle. Accordingly, until July 2003, there was no direct link between TSR and performance related pay except to the extent that EPS could influence TSR.

Since October 2003, the Company has provided long-term incentives using Performance Rights which have a TSR hurdle. While no Performance Period has yet been completed for any allocation, the table below summarises the prospect of Performance Rights vesting given the Company's relative TSR performance over the Performance Period to date. The data is indicative of results as if tested on 30 June 2006.

Peer Group Establishment Date	Company TSR[1] as at 30 June 2006	Indicative Percentile Rank[1]	Indicative Number of Rights Vesting[1]
1 October 2003	247%	100.0	100%
31 March 2004	164%	98.7	100%
1 October 2004	93%	94.9	100%
7 June 2005	85%	100.0	100%
20 December 2005	32%	96.2	100%

[1] All Performance Rights vest at the 75th percentile

Director and Executive Contracts

Non Executive Directors

Non-executive directors are subject to ordinary election and rotation requirements as stipulated in the ASX Listing Rules and the Company's Constitution. Accordingly, there are no specific employment contracts with non-executive directors.

Executive Key Management Personnel

All executive Key Management Personnel are employed under a service contract. Each contract outlines the key terms of employment including the executive's fixed remuneration. The potential short-term incentive may also be stipulated in the contract or be governed by the Company's remuneration policy which governs the level of short-term incentives applicable to seniority levels.

It is the Company's general practice that employment contracts for executives do not have a fixed term.

It is the Company's policy that employment contracts for executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.

Directors' Report
continued

Certain executives may be entitled to receive a termination payment in addition to notice where the Company terminates employment with the executive. In all circumstances, termination payments are not required to be made where termination of employment by the Company occurs for serious misconduct and breach of contract.

The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible are set out in the table below. With the exception of Tom Giarla whose termination payment may include potential bonuses, termination payments for all executives are expressed in months and calculated by reference to TEC or salary (excluding benefits) which the executive would have earned over that time.

	Notice Period by Company	Notice Period by Employee	Termination Payments
Executive Directors			
B A McNamee	6 months	6 months	12 months
A M Cipa	6 months	6 months	12 months
Specified Executives			
P Turner	6 months	6 months	12 months
C Armit[1]	6 months	6 months	None
P Bordonaro[2]	3 months	3 months	12 months
A Cuthbertson	6 months	6 months	12 months
P Turvey	6 months	6 months	12 months
K Milroy[3]	3 months	3 months	12 months
A von Bibra	6 months	6 months	12 months
T Giarla[4]	6 months	6 months	12 months

1 The Company and Mr C Armit entered into a fixed term contract beginning 14 November 2005 and ending 31 December 2007. The Company cannot terminate this agreement before 31 December 2007 except in the case of material under-performance whereupon six months notice is required, or termination for serious misconduct or breach of contract.

2 The Company and Mr P Bordonaro entered into a fixed term contract beginning 1 February 2006 and ending 31 March 2008. Under the new employment arrangements Mr P Bordonaro ceased to be a Key Management Personnel from 1 February 2006. The notice periods and termination payments disclosed reflect those that were in place while Mr P Bordonaro was Key Management Personnel.

3 Mr K Milroy ceased to be a Key Management Personnel on 6 January 2006. The notice periods and termination payments disclosed reflect those that were in place while Mr K Milroy was Key Management Personnel.

4 Mr T Giarla is currently on an international assignment contract. The term of the assignment is from 16 January 2006 to 1 February 2009 with an option to extend by 12 months by mutual agreement with the company. Should Mr T Giarla be made redundant during or at the conclusion of the assignment, a termination payment consisting of 1 year base salary (or USD300,000, whichever is greater), 100% of annual short-term incentive potential (or USD150,000, whichever is greater), health benefits for two years after termination date, and USD32,000 as compensation for other ongoing benefits. Resignation within the initial two years of the assignment or at the end of the assignment results in a termination payment as described above unless a suitable role is found in the United States.

15. Remuneration Report (continued)

Director and Executive Remuneration

Director Remuneration

		Primary			Post employment		Other Long Term		Share Based Payments		
		Cash salary and fees[2] $	Cash Bonus[3] $	Non-monetary Benefits $	Super-annuation $	Other Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights[4] $	Options[4]	Total
Executive Directors											
Dr B A McNamee	**2006**	**1,542,374**	**1,500,000**	**17,695**	**42,060**	**-**	**160,629**	**-**	**610,904**	**-**	**3,873,662**
Managing Director	2005	1,473,007	1,300,000	68,678	40,202	-	143,735	-	246,680	-	3,272,302
A M Cipa	**2006**	**610,568**	**543,000**	**1,828**	**47,400**	**-**	**65,166**	**-**	**275,017**	**-**	**1,542,979**
Finance Director	2005	525,416	495,000	2,565	42,531	-	46,990	-	138,349	31,269	1,282,120
Non-executive Directors											
P H Wade	**2006**	**275,000**	**-**	**-**	**24,750**	**-**	**-**	**-**	**-**	**-**	**299,750**
Chairman	2005	235,000	-	-	21,150	-	-	-	-	-	256,150
J Akehurst	**2006**	**126,250**	**-**	**-**	**11,363**	**-**	**-**	**-**	**-**	**-**	**137,613**
Non-executive director	2005	108,750	-	-	9,788	-	-	-	-	-	118,538
E A Alexander	**2006**	**145,000**	**-**	**-**	**13,050**	**-**	**-**	**-**	**-**	**-**	**158,050**
Non-executive director	2005	127,500	-	-	11,475	-	-	-	-	-	138,975
I A Renard	**2006**	**128,750**	**-**	**-**	**11,587**	**-**	**-**	**-**	**-**	**-**	**140,337**
Non-executive director	2005	118,750	-	-	10,688	-	-	-	-	-	129,438
M A Renshaw[1]	**2006**	**128,750**	**-**	**-**	**11,587**	**-**	**-**	**-**	**-**	**-**	**140,337**
Non-executive director	2005	110,000	-	-	9,900	-	-	-	-	-	119,900
K J Roberts	**2006**	**135,000**	**-**	**-**	**12,150**	**-**	**-**	**-**	**-**	**-**	**147,150**
Non-executive director	2005	120,000	-	-	10,800	-	-	-	-	-	130,800
A C Webster	**2006**	**126,250**	**-**	**-**	**11,363**	**-**	**-**	**-**	**-**	**-**	**137,613**
Non-executive director	2005	117,500	-	-	10,575	-	-	-	-	-	128,075
Total of all Directors	**2006**	**3,217,942**	**2,043,000**	**19,523**	**185,310**	**-**	**225,795**	**-**	**885,921**	**-**	**6,577,491**
	2005	2,935,923	1,795,000	71,243	167,109	-	190,725	-	385,029	31,269	5,576,298

1 Mr M A Renshaw commenced 20 July 2004

2 As disclosed on page 43 of this Report under the section titled "Non-Executive Director Remuneration", non-executive directors participate in the NED Share Plan under which non-executive directors are required to take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices.

3 As disclosed on page 44 of this Report under the section titled "Short-term Incentives", executive directors were entitled to receive one-off bonuses linked to meeting performance objectives relating to the successful integration of ZLB Behring.

Included in the cash bonuses are the following ZLB integration bonuses which were paid in two tranches in the 2005 financial year and 2006 financial year:

	Year	Performance Bonus	ZLB Integration Bonus	Total Cash Bonus
Dr B A McNamee	**2006**	**$750,000**	**$750,000**	**$1,500,000**
	2005	$650,000	$650,000	$1,300,000
Mr A M Cipa	**2006**	**$297,000**	**$246,000**	**$543,000**
	2005	$275,000	$220,000	$495,000

In relation to the ZLB integration bonus, the bonus was dependant upon achieving 95% of the earnings and cash flow integration targets based on integration metrics used by the Board to evaluate the Aventis Behring acquisition.

4 The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive director's remuneration in prior years using the grant date basis of measurement.

Directors' Report
continued

15. Remuneration Report (continued)

Non Director Key Management Personnel Remuneration

		Primary			Post employment		Other Long Term		Share Based Payments		
		Cash salary and fees[1] $	Cash Bonus[2] $	Non-monetary Benefits $	Super-annuation $	Retire-ment Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights[3] $	Options[3]	Total
P Turner	**2006**	**886,025**	**886,683**	**34,384**	**78,696**	**-**	**85,192**	**-**	**209,144**	**158,340**	**2,338,464**
President - ZLB Behring (based in United States)	2005	1,008,492	762,440	4,172	78,260	-	395,940	-	83,514	200,002	2,532,820
C Armit	**2006**	**396,340**	**107,500**	**61,993**	**35,401**	**-**	**19,016**	**-**	**96,027**	**105,560**	**821,837**
President - CSL Pharmaceutical (based in Australia)	2005	390,761	124,500	62,895	33,160	-	16,033	-	47,121	160,066	834,536
P Bordonaro	**2006**	**188,489**	**-**	**2,189**	**73,411**	**-**	**-**	**-**	**106,268**	**-**	**370,357**
General Manager - CSL Bioplasma (based in Australia)	2005	371,357	120,000	29,650	30,783	-	4,841	-	68,085	31,269	655,985
A Cuthbertson	**2006**	**424,586**	**157,500**	**91,085**	**32,598**	**-**	**41,039**	**-**	**89,167**	**158,340**	**994,315**
Chief Scientific Officer (based in Australia)	2005	356,772	105,000	53,614	24,747	-	16,829	-	37,166	173,777	767,905
P Turvey	**2006**	**464,228**	**309,625**	**50,051**	**51,886**	**-**	**53,647**	**-**	**102,919**	**105,560**	**1,137,916**
Company Secretary and General Counsel (based in Australia)	2005	397,233	294,000	31,859	48,740	-	22,838	-	58,319	126,414	979,403
K Milroy	**2006**	**224,512**	**132,000**	**20,383**	**30,013**	**-**	**-**	**-**	**45,491**	**160,675**	**613,074**
General Manager - Human Resource (based in Australia)	2005	376,665	258,566	23,495	33,913	-	5,115	-	20,896	82,156	800,806
T Giarla[4]	**2006**	**256,269**	**460,754**	**58,070**	**23,237**	**-**	**-**	**-**	**67,780**	**206,582**	**1,072,692**
President - Bioplasma Asia Pacific (based in Australia)	2005	481,899	1,574,604	9,663	29,382	-	-	-	20,747	98,628	2,214,923
A von Bibra[5]	**2006**	**134,513**	**174,185**	**27,977**	**9,796**	**-**	**22,346**	**-**	**23,103**	**103,662**	**495,582**
General Manager - Human Resource (based in Australia)	2005	-	-	-	-	-	-	-	-	-	-
Total of non-director Key Management Personnel	**2006**	**2,974,962**	**2,228,247**	**346,132**	**335,038**	**-**	**221,240**	**-**	**739,899**	**998,719**	**7,844,237**
	2005	3,383,179	3,239,110	215,348	278,985	-	461,596	-	335,848	872,312	8,786,378

[1] Cash salary and fees, cash bonuses and superannuation paid in foreign currency have been converted to Australian dollars at the year end exchange rate. Both the amount of remuneration and any movement in comparison to prior years may be influenced by changes in the respective currency exchange rates.

[2] Included in the cash bonuses are the following ZLB integration bonuses which were paid in two tranches in the 2005 financial year and 2006 financial year:

	Year	Performance Bonus	ZLB Integration Bonus	Total Cash Bonus
P Turner	**2006**	**$449,757**	**$436,926**	**$886,683**
	2005	$381,220	$381,220	$762,440
P Turvey	**2006**	**$169,750**	**$139,875**	**$309,625**
	2005	$168,000	$126,000	$294,000
K Milroy	**2006**	**-**	**$132,000**	**$132,000**
	2005	$120,664	$137,902	$258,566
A von Bibra	**2006**	**$90,000**	**$84,185**	**$174,185**
	2005	-	-	-

[3] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and disclosed as part of the executive's remuneration in prior years using the grant date basis of measurement.

[4] In the 2005 financial year, T Giarla was entitled to receive a USD 300,000 non-compete payment (effective for up to two years) relating to the sale of JRH Biosciences and was also entitled to receive a USD 300,000 sign-on fee on entering into an employment agreement with CSL in lieu of further entitlements in connection with the sale of JRH Biosciences.

[5] Ms A von Bibra became Key Management Personnel during the 2006 financial year, therefore no amounts are disclosed for the 2005 financial year.

Directors' Report
continued

15. Remuneration Report (continued)

Executive Key Management Personnel

Fixed and Performance Remuneration Components

Remuneration Components as a Proportion of Total Remuneration

	Fixed Remuneration (not linked to company performance)[1,3]	Performance Related Remuneration				
			Equity Based			
		Cash Based STI[2]	Performance Shares	Performance Options	Total[3]	Total
Executive Directors						
B A McNamee	45%	39%	16%	-	55%	100%
A M Cipa	47%	35%	18%	-	53%	100%
Key Management Personnel						
P Turner	46%	38%	9%	7%	54%	100%
C Armit	62%	13%	12%	13%	38%	100%
P Bordonaro	71%	0%	29%	-	29%	100%
A Cuthbertson	59%	16%	9%	16%	41%	100%
P Turvey	55%	27%	9%	9%	45%	100%
K Milroy	45%	22%	7%	26%	55%	100%
T Giarla	32%	43%	6%	19%	68%	100%
A von Bibra	39%	35%	5%	21%	61%	100%

[1] Remuneration not linked to company performance means fixed remuneration as outlined in the section "Executive Remuneration Structure" on page 44 of this Report and comprises cash salary, superannuation and non monetary benefits (including interest on loans if any).

As stated under the section "Fixed Remuneration" on page 44 of this Report, any recommendations concerning senior executive fixed remuneration levels are significantly influenced by the executive's performance as assessed under the Company's performance management system.

[2] Cash based STI includes any payments based on the executive's performance under the Company's performance management system as well as any payments pursuant to the specific one-off programs approved by the Board relating to the integration of ZLB Behring.

[3] The balance between fixed and performance related pay and the relationship between short-term and long-term incentive percentages has been significantly influenced during the financial year as a result of cash based short-term incentive payments in connection with the integration of ZLB Behring.

82-3765

15. Remuneration Report (continued)

Executive Key Management Personnel

Performance Remuneration

	Short term incentive 2006[1]		Accounting Values being amortised in respect of the 2006 equity grants, in future years.[2]				(A) Remunerat'n consisting of options & rights	(B) Value of Rights, granted during 05/06, at granted date[3]	(C) Value of Options exercised during 05/06, at exercise date[4]	(D) Total of columns (B) to (C)
	Percentage Awarded[1]	Percentage Not Awarded[1]	2007 $	2008 $	2009 $	2010 $	%	$	$	$
Executive Directors										
B A McNamee	83.3%	16.7%	682,471	684,341	666,625	204,281	16%	2,614,650	-	2,614,650
A M Cipa	90.0%	10.0%	266,702	267,432	260,759	81,713	18%	1,021,350	997,500	2,018,850
Key Management Personnel										
P Turner	100.0%	-	252,665	253,357	245,430	65,334	16%	942,003	2,978,850	3,920,853
C Armit	62.5%	37.5%	48,466	48,599	45,412	-	25%	181,780	613,200	794,980
P Bordonaro	-	-	48,466	48,599	45,412	-	29%	181,780	1,399,500	1,581,280
A Cuthbertson	87.5%	12.5%	138,405	138,784	136,253	49,412	25%	514,830	469,980	984,810
P Turvey	87.5%	12.5%	86,993	87,232	84,431	21,961	18%	324,380	1,674,900	1,999,280
K Milroy	-	-	28,949	29,029	27,125	-	33%	108,580	24,080	132,660
T Giarla	37.5%	62.5%	44,563	44,685	41,754	-	25%	167,140	1,015,200	1,182,340
A von Bibra	75.0%	25.0%	21,468	21,527	20,115	-	26%	80,520	320,179	400,699

[1] Short term incentive awarded and not awarded relates to the period ended 30 June 2006 only.

As mentioned on pages 44 and 45 of this Report under the section "Short-term incentives", consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, to be awarded 100% of short-term incentive, an executive is required to have exceeded all performance objectives. An executive who has obtained less than 100% of their incentive payment may have met all their objectives and exceeded some of their objectives but may not have exceeded all of the performance objectives.

[2] The value has been determined at grant date and amortised in accordance with the applicable accounting standard requirements. The minimum value of the grant is $nil if the performance conditions are not satisfied.

[3] Represents the value of options and rights that are granted to the person as part of their remuneration in the 2006 financial year. The value at grant date represents the accounting value of the grant.

[4] Represents the value of options and rights that were granted to the person as part of their remuneration and that were exercised during the year. The value at exercise date has been determined by the share price at the close of business on exercise date less the option/right exercise price (if any) times by the number of options/rights exercised during 2006.

Directors' Report
continued

15. Remuneration Report (continued)

Executive Key Management Personnel

Options and Rights Holdings

Performance Rights

					Terms and Conditions for Performance Rights grants during 2006			
	Balance at 1 July 2005	Number Granted	Balance at 30 June 2006	Number vested During the Year	Grant Date	Value per Right at Grant Date $	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	40,000			15-Jul-05	24.51	30-Sep-08	7-Jun-12
		37,500	147,500	-	7-Mar-06	43.58	20-Dec-08	20-Dec-12
A M Cipa	40,000	15,000			15-Jul-05	24.51	30-Sep-08	7-Jun-12
		15,000	70,000	-	7-Mar-06	43.58	20-Dec-08	20-Dec-12
Key Management Personnel								
P Turner	24,800	17,650			7-Sep-05	24.40	30-Sep-08	7-Jun-12
		11,900	54,350	-	6-Apr-06	42.97	20-Dec-08	20-Dec-12
A Cuthbertson	11,100	5,250			7-Sep-05	24.40	30-Sep-08	7-Jun-12
		9,000	25,350	-	6-Apr-06	42.97	20-Dec-08	20-Dec-12
P Turvey	17,100	6,250			7-Sep-05	24.40	30-Sep-08	7-Jun-12
		4,000	27,350	-	6-Apr-06	42.97	20-Dec-08	20-Dec-12
C Armit	14,400	7,450	21,850	-	7-Sep-05	24.40	30-Sep-08	7-Jun-12
P Bordonaro	20,800	7,450	28,250	-	7-Sep-05	24.40	30-Sep-08	7-Jun-12
K Milroy	5,800	4,450	10,250	-	7-Sep-05	24.40	30-Sep-08	7-Jun-12
T Giarla	6,000	6,850	12,850	-	7-Sep-05	24.40	30-Sep-08	7-Jun-12
A von Bibra	1,500	3,300	4,800	-	7-Sep-05	24.40	30-Sep-08	7-Jun-12
Total	211,500	191,050	402,550	-				

The Board has resolved to make grants of Performance Rights relating to the 2006 financial year subsequent to completing assessments under the Company's performance management system and annual reviews of executive remuneration levels. These are expected to be granted in October 2006.

15. Remuneration Report (continued)

Executive Key Management Personnel

SESOP and SESOP II Options

	Balance at 1 July 2005	Number Granted	Number Exercised	Number Lapsed/ Forfeited	Balance at 30 June 2006	Number Vested During the Year	Vested and Exercisable at 30 June 2006
Executive Directors							
B A McNamee	-	-	-	-	-	-	-
A M Cipa	75,000	-	50,000	-	25,000	15,000	25,000
Specified Executives							
P Turner	175,000	-	145,000	-	30,000	65,000	-
C Armit	90,000	-	40,000	-	50,000	70,000	30,000
P Bordonaro	75,000	-	75,000	-	-	15,000	-
A Cuthbertson	87,000	-	57,000	-	30,000	57,000	-
P Turvey	100,000	-	80,000	-	20,000	40,000	-
K Milroy	70,000	-	28,000	-	42,000	7,000	-
T Giarla	103,500	-	45,000	-	58,500	54,000	36,000
A von Bibra	39,600	-	21,120	-	18,480	5,280	-
Total	815,100	-	541,120	-	273,980	328,280	91,000

In relation to the 2006 financial year, the Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for long term incentive purposes. Accordingly, no options were issued under SESOP II during the financial year. The last grant of options under SESOP II was made in July 2003.

Shares Issued on Exercise of Options and Rights

	Date Options & rights granted[1,2]	Number of Shares	Paid $ Per Share	Unpaid $ Per Share
Executive Directors				
B A McNamee	-	-	-	-
A M Cipa	Aug-2000	50,000	34.04	-
Key Management Personnel				
P Turner	Aug-2000	100,000	34.04	-
	Jul-2002	45,000	27.97	-
C Armit	Feb-2000	40,000	23.07	-
A Cuthbertson	Feb-2000	12,000	21.01	-
	Jul-2002	45,000	27.97	-
P Turvey	Aug-2000	50,000	34.04	-
	Jul-2002	30,000	27.97	-
P Bordonaro	Aug-2000	75,000	34.04	-
K Milroy	Jun-2001	28,000	37.54	-
T Giarla	Jul-2003	45,000	12.19	-
A von Bibra	Jun-2001	21,120	37.54	-
Total		541,120		

[1] For all of the Options granted, the time-related vesting criteria was 60% of the allocation after three years from grant date, 20% after four years from grant and the balance of 20% after five years from grant date.

[2] Refer to the tables on page 54 and above for the balance of options and performance rights held by Key Management Personnel subsequent to exercise of the options and performance rights as set out above.

Directors' Report
continued

15. Remuneration Report (continued)

Directors and other Key Management Personnel

Shareholding

	Balance at 1 July 2005	Options exercised during year	Other changes during year	Balance at 30 June 2006	Balance as of date of this report
Directors					
B A McNamee	343,511	-	(50,000)	293,511	293,511
A M Cipa	8,547	50,000	(50,000)	8,547	8,547
P H Wade	30,910	-	1,241	32,151	32,151
J Akehurst	6,313	-	531	6,844	6,844
E A Alexander	6,516	-	531	7,047	7,047
I A Renard	6,373	-	531	6,904	6,904
M A Renshaw	659	-	531	1,190	1,190
K J Roberts	5,838	-	(469)	5,369	5,369
A C Webster	8,842	-	531	9,373	9,373
Key Management Personnel					
P Turner	12,242	145,000	(145,000)	12,242	12,242
C Armit	110,910	40,000	(80,000)	70,910	70,910
P Bordonaro	26,760	75,000	(101,000)	760	760
A Cuthbertson	48,379	57,000	(48,000)	57,379	57,379
P Turvey	46,971	80,000	(75,713)	51,258	51,258
K Milroy	36,603	28,000	(62,832)	1,771	1,771
T Giarla	-	45,000	(45,000)	-	-
A von Bibra	1,283	21,120	(21,765)	638	638
Total	700,657	541,120	(675,883)	565,894	565,894

Loans to Executive Key Management Personnel

Details of the aggregate of loans to Key Management Personnel are as shown:

		Opening Balance $000	Interest Charged $000	Interest Not Charged $000	Closing Balance $000	Number in group 30 June 2005
Executive Directors	**2006**	**941**	**37**	**20**	**493**	**2**
	2005	1,882	71	71	941	2
Key Management Personnel	**2006**	**5,041**	**112**	**212**	**4,938**	**8**
	2005	1,930	72	218	5,041	10
Total Executive Directors and Key Management Personnel	**2006**	**5,982**	**149**	**232**	**5,431**	**10**
	2005	3,812	143	289	5,982	12

15. Remuneration Report (continued)

Loans to Executive Key Management Personnel (continued)

Details of the aggregate of loans to Key Management Personnel are as shown:

	Balance at 1 July 2005 $'000	Interest Charged $'000	Interest Not Charged $'000	Balance at 30 June 2006 $'000	Highest Owing in Period $'000
Executive Directors					
B A McNamee	893	35	18	447	893
A M Cipa	48	2	2	46	48
Key Management Personnel					
P Turner	110	4	4	110	110
C Armit	2,537	40	62	1,615	3,460
P Bordonaro	330	-	2	-	330
A Cuthbertson	1,008	37	91	1,511	1,784
P Turvey	593	20	50	1,702	1,702
K Milroy	463	-	3	-	463
T Giarla	-	11	-	-	-

All of the loans relate to SESOP and SESOP II under which Key Management Personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to Key Management Personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%).

Interest not charged represents the difference between the average commercial rate of interest during the year (7%) and interest charged to the individual.

16. Other Transactions and Balances with Directors and other Key Management Personnel

The directors and other key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships including property leasing and research collaborations with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council; and
- The parent entity made contributions during the financial year to the CSL Superannuation Plan.

Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

17. Indemnification of Directors and Officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of the consolidated entity.

The Company has entered into a Director's Deed with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

- an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a subsidiary (as defined in the Corporations Act 2001) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;
- that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and
- the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that

Directors' Report
continued

director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $678,937.89 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses (including liability for certain legal costs) arising as a result of work performed in their respective capacities, to the extent permitted by law.

18. Auditor independence and non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amounts paid or payable to the entity's auditor, Ernst & Young for non-audit services provided during the year are set out below. The directors, in accordance with the advice received from the Audit and Risk Management Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Management Committee to ensure that they do not impact the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 accompanies this Report.

Ernst & Young and its related practices received or are due to receive the following amounts for the provision of non-audit services:

Due diligence and completion audits	$ 16,000
Compliance and other audits	$194,243
	$210,243

19. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed



Peter H Wade (Director)

Signed



Brian A McNamee (Director)

Melbourne

23 August 2006



Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration
to the Directors of CSL Limited

In relation to our audit of the financial report of CSL Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ivan Wingreen
Partner
Melbourne

23 August 2006

CSL Limited and its controlled entities

Income Statement

for the year ended 30 June 2006

	Notes	Consolidated Entity Operating 2006 $000	Contingent Consideration (Note 5) 2006 $000	Total 2006 $000	2005 $000
Continuing operations					
Sales revenue	3	**2,848,908**	-	**2,848,908**	2,608,965
Cost of sales		**(1,703,033)**	-	**(1,703,033)**	(1,618,833)
Gross profit		**1,145,875**	-	**1,145,875**	990,132
Other revenues	3	**54,624**	-	**54,624**	41,294
Other income	3	**2,081**	-	**2,081**	-
Research and development expenses		**(161,023)**	-	**(161,023)**	(140,958)
Selling and marketing expenses		**(339,863)**	-	**(339,863)**	(324,866)
General and administration expenses		**(161,197)**	**(328,515)**	**(489,712)**	(116,504)
Finance costs	3	**(41,517)**	-	**(41,517)**	(38,815)
Profit before income tax expense		**498,980**	**(328,515)**	**170,465**	410,283
Income tax expense	4	**(148,087)**	**94,979**	**(53,108)**	(175,554)
Net profit from continuing operations	23	**350,893**	**(233,536)**	**117,357**	234,729
Discontinued operations					
Profit after tax from discontinued operations	6	-	-	-	253,045
Profit attributable to members of the parent entity	23	**350,893**	**(233,536)**	**117,357**	487,774

Earnings per share		Cents		Cents	Cents
Basic earnings per share for profit from continuing operations	34	**192.77**		**64.47**	119.77
Basic earnings per share for profit from discontinuing operations	34	-		-	129.11
Basic earnings per share for profit attributable to members	34	**192.77**		**64.47**	248.88
Diluted earnings per share for profit from continuing operations	34	**184.25**		**61.62**	116.39
Diluted earnings per share for profit attributable to members	34	**184.25**		**61.62**	241.86

CSL Limited and its controlled entities

Income Statement

for the year ended 30 June 2006

	Notes	Parent Entity 2006 $000	Parent Entity 2005 $000
Continuing operations			
Sales revenue	3	**346,822**	363,320
Cost of sales		**(171,356)**	(170,853)
Gross profit		**175,466**	192,467
Other revenues	3	**35,016**	30,998
Other income	3	**1,660**	-
Research and development expenses		**(79,509)**	(59,192)
Selling and marketing expenses		**(47,785)**	(42,517)
General and administration expenses		**(58,419)**	(56,558)
Finance costs	3	**(4,826)**	(387)
Profit before income tax expense		**21,603**	64,811
Income tax expense	4	**(5,569)**	(9,516)
Profit attributable to members of the parent entity	23	**16,034**	55,295

CSL Limited and its controlled entities

Balance Sheet

as at 30 June 2006

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
CURRENT ASSETS					
Cash and cash equivalents	7	**753,694**	723,842	**177,290**	461,769
Trade and other receivables	8	**593,679**	559,227	**99,734**	71,283
Current tax assets	18	**6,889**	-	**6,889**	-
Inventories	9	**973,427**	946,583	**66,426**	59,451
Other financial assets	10	**7,872**	-	**-**	-
Total Current Assets		**2,335,561**	2,229,652	**350,339**	592,503
NON-CURRENT ASSETS					
Trade and other receivables	8	**17,673**	14,026	**11,117**	20,041
Other financial assets	11	**4,728**	16,566	**1,232,935**	1,232,905
Property, plant and equipment	12	**816,336**	769,143	**268,881**	261,402
Deferred tax assets	13	**187,432**	76,659	**-**	-
Intangible assets	14	**820,841**	786,435	**20,000**	20,000
Retirement benefit assets	15	**3,514**	50	**1,840**	-
Total Non-Current Assets		**1,850,524**	1,662,879	**1,534,773**	1,534,348
TOTAL ASSETS		**4,186,085**	3,892,531	**1,885,112**	2,126,851
CURRENT LIABILITIES					
Trade and other payables	16	**388,979**	398,555	**688,999**	595,199
Interest-bearing liabilities and borrowings	17	**463,632**	15,141	**-**	-
Current tax liabilities	18	**88,038**	37,130	**-**	-
Provisions	19	**85,885**	81,891	**26,115**	17,848
Deferred government grants	20	**371**	296	**371**	296
Retirement benefit liabilities	15	**4,635**	-	**-**	-
Total Current Liabilities		**1,031,540**	533,013	**715,485**	613,343
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	17	**595,197**	995,839	**-**	-
Non-current tax liabilities	18	**5,043**	-	**-**	-
Deferred tax liabilities	13	**61,767**	78,277	**1,715**	9,958
Provisions	19	**408,053**	78,546	**5,223**	16,391
Deferred government grants	20	**4,093**	2,664	**4,093**	2,664
Retirement benefit liabilities	15	**90,588**	95,667	**-**	159
Total Non-Current Liabilities		**1,164,741**	1,250,993	**11,031**	29,172
TOTAL LIABILITIES		**2,196,281**	1,784,006	**726,516**	642,515
NET ASSETS		**1,989,804**	2,108,525	**1,158,596**	1,484,336
EQUITY					
Contributed equity	21	**994,101**	1,223,466	**994,101**	1,223,466
Reserves	22	**(55,767)**	(183,006)	**13,351**	2,803
Retained earnings	23	**1,051,470**	1,068,065	**151,144**	258,067
TOTAL EQUITY	24	**1,989,804**	2,108,525	**1,158,596**	1,484,336

CSL Limited and its controlled entities

Statement of Recognised Income and Expense
for the year ended 30 June 2006

		Consolidated Entity		Parent Entity	
	Notes	2006 $000	2005 $000	2006 $000	2005 $000
Profit for the year		**117,357**	487,774	**16,034**	55,295
Exchange differences on translation of foreign operations, net of hedges	22	**116,691**	(196,973)	**-**	-
Gains (losses) on available-for-sale financial assets, net of tax	22	**(101)**	-	**(101)**	-
Actuarial gains (losses) on defined benefit plans, net of tax	23	**(9,558)**	(16,136)	**1,437**	38
Net income (expense) recognised directly in equity		**107,032**	(213,109)	**1,336**	38
Total recognised income and expense for the year attributable to equity holders	24	**224,389**	274,665	**17,370**	55,333

02-3765

CSL Limited and its controlled entities

Cash Flow Statement

for the year ended 30 June 2006

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		**2,982,382**	2,698,158	**373,303**	369,640
Payments to suppliers and employees (inclusive of GST)		**(2,324,695)**	(2,073,331)	**(329,539)**	(291,294)
Cash generated from operations		**657,687**	624,827	**43,764**	78,346
Income taxes (paid)/received		**(127,727)**	(43,299)	**4,173**	(14,620)
Interest received		**24,767**	16,954	**8,438**	12,384
Finance costs paid		**(32,563)**	(30,660)	**(324)**	(387)
Net cash inflow from operating activities	32	**522,164**	567,822	**56,051**	75,723
Net cash outflow from operating activities – discontinued operations	6	**-**	9,566	**-**	-
Net cash inflow from operating activities – continuing operations		**522,164**	577,388	**56,051**	75,723
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		**2,739**	712	**281**	13
Proceeds (payments) from the sale of business unit		**(14,920)**	460,135	**-**	-
Dividends received		**396**	-	**2,661**	-
Payments for property, plant and equipment		**(122,065)**	(105,015)	**(38,881)**	(32,029)
Payments for other investments		**(132)**	(277)	**(132)**	(277)
Payments for intellectual property		**(8,548)**	(9,001)	**-**	-
Payments for restructuring of acquired entities and businesses		**(10,086)**	(83,967)	**-**	-
Payments for onerous contracts		**(5,025)**	(14,682)	**-**	-
Income tax on profit on sale of business unit		**-**	(30,433)	**-**	(20,624)
Net cash inflow/(outflow) from investing activities		**(157,641)**	217,472	**(36,071)**	(52,917)
Net cash outflow from investing activities – discontinued operations	6	**-**	14,868	**-**	-
Net cash inflow/(outflow) from investing activities – continuing operations		**(157,641)**	232,340	**(36,071)**	(52,917)
Cash flows from Financing Activities					
Proceeds from issue of shares	21	**51,711**	16,970	**51,711**	16,970
Payments for shares bought back	21	**(281,538)**	(317,795)	**(281,538)**	(317,795)
Dividends paid		**(124,394)**	(63,508)	**(124,394)**	(63,508)
Advances from subsidiaries		**-**	-	**49,762**	790,596
Proceeds from borrowings		**-**	268,617	**-**	-
Repayment of borrowings		**(2,082)**	(70,972)	**-**	-
Net cash inflow/(outflow) from financing activities		**(356,303)**	(166,688)	**(304,459)**	426,263
Net cash flow from financing activities – discontinued operations	6	**-**	-	**-**	-
Net cash inflow/(outflow) from financing activities – continuing operations		**(356,303)**	(166,688)	**(304,459)**	426,263
Net increase/(decrease) in cash and cash equivalents – continuing operations		**8,220**	643,040	**(284,479)**	449,069
Net decrease in cash and cash equivalents – discontinued operations	6	**-**	(24,434)	**-**	-
Net increase in cash and cash equivalents		**8,220**	618,606	**(284,479)**	449,069
Cash and cash equivalents at the beginning of the financial year		**719,751**	110,343	**461,769**	12,700
Exchange rate variations on foreign cash and cash equivalent balances		**20,017**	(9,198)	**-**	-
Cash at the end of the financial year	32	**747,988**	719,751	**177,290**	461,769

1 Summary of Significant Accounting Policies

The financial report of CSL Limited (the Company) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 23 August 2006.

(a) Statement of compliance

This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. Compliance with AASBs ensures that the financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards (IFRS).

This is the first financial report prepared in accordance with the Australian equivalents to the International Financial Reporting Standards (AIFRS) and AASB 1 First-Time adoption of Australian Equivalents to International Financial Reporting Standards has been applied. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 7 Financial Instruments: Disclosure, AASB 132 Financial Instruments: Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 37.

Except for the revised AASB 119 Employee Benefits (issued December 2004) and AASB 7 Financial Instruments: Disclosure (issued August 2005), Australian Accounting Standards that have been issued or amended subsequent to 1 July 2005, but are not yet effective or adopted by the consolidated entity for the annual reporting period ended 30 June 2006 are as follows:

AASB amendment/ standard	Affected Standard(s)	Nature of change to accounting policy	Application date of standard	Application date for the consolidated entity
2004-3	AASB 1: First-time adoption of AIFRS, AASB 101: Presentation of Financial Statements, and AASB 124: Related Party Disclosures.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-1	AASB 139: Financial Instruments: Recognition and Measurement.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-4	AASB 139: Financial Instruments: Recognition and Measurement, AASB 132: Financial Instruments: Disclosure and Presentation, AASB 1: First-time adoption of AIFRS, AASB 1023: General Insurance Contracts, and AASB 1038: Life Insurance Contracts.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-5	AASB 1: First time adoption of AIFRS, AASB 139: Financial Instruments: Recognition and Measurement.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-6	AASB 3: Business Combinations.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-9	AASB 4: Insurance contracts, AASB 1023: General Insurance Contracts, AASB 132: Financial Instruments: Presentation and Disclosure, AASB 139: Financial Instruments: Recognition and Measurement.	Change to accounting policy required. However, no material impact on the current financial years financial statements.	1 January 2006#	1 July 2006

1 Summary of Significant Accounting Policies (continued)

(a) Statement of compliance (continued)

AASB amendment/ standard	Affected Standard(s)	Nature of change to accounting policy	Application date of standard	Application date for the consolidated entity
2005-10	AASB 1: First time adoption of AIFRS, AASB 4: Insurance contracts, AASB 101: Presentation of Financial Statements, AASB 114: Segment Reporting, AASB 117: Leases, AASB 133: Earnings per Share, AASB 132: Financial Instruments: Presentation and Disclosure, AASB 139: Financial Instruments: Recognition and Measurement, AASB 1023: General Insurance Contracts, AASB 1038: Life Insurance Contracts.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2006-1	AASB 121: The Effects of Changes in Foreign Exchange Rates.	No change to accounting policy required. Therefore no impact.	31 December 2006*	1 July 2006
UIG 4	UIG 4: Determining whether an Asset Contains a Lease.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
UIG 5	UIG 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.	Not applicable to the consolidated entity. Therefore no impact.	Not applicable	Not applicable
UIG 6	UIG 6: Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.	Not applicable to the consolidated entity. Therefore no impact.	Not applicable	Not applicable
UIG 7	UIG 7: Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies.	No change to accounting policy required. Therefore no impact.	1 March 2006#	1 July 2006
UIG 8	UIG 8: Scope of AASB 2. required. Therefore no impact.	No change to accounting policy	1 May 2006#	1 July 2006
UIG 9	UIG 9: Reassessment of Embedded Derivatives.	No change to accounting policy required. Therefore no impact.	1 June 2006#	1 July 2006

Application date is for the annual reporting periods beginning on or after this date.

* Application date is for the annual reporting periods ending on or after this date.

1 Summary of Significant Accounting Policies (continued)

(b) Basis of Accounting

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, and land and buildings.

The preparation of a financial report in conformity with Australian Accounting Standards requires directors to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The consolidated entity has elected to apply AASB 119 Employee Benefits (issued December 2004) to the annual reporting period beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

The consolidated entity has also elected to apply AASB 7 Financial Instruments: Disclosure to the annual reporting period beginning 1 July 2005. As permitted by AASB 1 First-Time adoption of Australian Equivalents to International Financial Reporting Standards, comparative information has not been restated.

The accounting policies set out below have been applied consistently, except as noted below, to all periods presented in the consolidated financial report and in preparing the opening AIFRS balance sheet at 1 July 2004 for the purpose of the transition to Australian Accounting Standards – AIFRS.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the period and at balance date (together being the consolidated entity).

All intercompany balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial period, its results are included in the consolidated income statement from the date on which control commences. Where there is loss of control of an entity, the consolidated income statement includes the results for the part of the reporting period during which control existed.

(d) Foreign Currency Translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is CSL Limited's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the rate of exchange ruling at the date of the transaction.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in functional currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as securities held at fair value through profit or loss, are reported as part of the securities fair value gain or loss. Translation differences on non-monetary items, such as securities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Assets and liabilities of foreign operations are translated to Australian dollars at the rates of exchange ruling at the end of the reporting period. Revenue and expenses of foreign operations are translated to Australian dollars at the average rates of exchange ruling for the period. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings designated as hedges of such investments, are taken to the translation reserve. When a foreign operation is sold, a proportionate share of the post 1 July 2004 net exchange differences are recognised in the income statement as part of the gain or loss on sale.

1 Summary of Significant Accounting Policies (continued)

(e) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Interest income

Interest income is recognised as it accrues (using the effective interest rate method).

Other revenue

Other revenue is recognised as it accrues.

Dividend income

Dividend income is recognised when the shareholders' right to receive the payment is established.

(f) Government Grants

Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the consolidated entity will comply with all attached conditions.

Government grants relating to an expense item are deferred and recognised in the income statement over the period necessary to match them with the expenses that they are intended to compensate. Government grants received for which there is no future related costs are recognised in the income statement immediately.

Government grants relating to the purchase of property, plant and equipment are included in current and non-current liabilities as deferred income and are released to the income statement on a straight line basis over the expected useful lives of the related assets.

(g) Borrowing Costs

Borrowing costs are expensed as incurred (using the effective interest rate method), except where they are directly attributable to the acquisition or construction of a qualifying asset, in which case they are capitalised as part of the cost of that asset.

(h) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(i) Income Tax

Income tax on the profit or loss for the reporting period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the reporting period, using the income tax rate for each jurisdiction that has been enacted or substantially enacted at reporting date and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences, at the tax rates expected to apply when the assets are recovered or liabilities are settled, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences arising from the initial recognition of an asset or a liability that affect neither accounting profit nor taxable income and differences relating to investments in subsidiaries, to the extent they will probably not reverse in the foreseeable future, are not provided for.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set-off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities related to the same taxable entity or group and the same taxation authority.

1 Summary of Significant Accounting Policies (continued)

(j) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value. Cash and cash equivalents comprises cash on hand, at call deposits with banks or financial institutions, investments in money market instruments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues (using the effective interest rate method).

(k) Trade and other receivables

Trade and other receivables are initially recorded at the amount of the contracted sale proceeds. A provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other receivables are recognised and carried at the nominal amount due. Non-current receivables are recognised and carried at amortised cost. They are non-interest bearing and have various repayment terms.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value.

Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and other financial assets

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 7, AASB 132 and AASB 139 only from 1 July 2005. The consolidated entity has applied Australian accounting standards in force prior to financial years beginning 1 January 2005 ("AGAAP") to the comparative information on investments and other financial assets within the scope of AASB 7, AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

In accordance with AIFRS, subsequent to 1 July 2005, the consolidated entity classifies its investments as financial assets at fair value through the profit or loss, or available for sale financial assets. The classification depends on the purpose for which the investments were acquired. The consolidated entity determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date when allowed and appropriate.

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. A financial asset is designated in this category if there exists the possibility it will be sold in the short term, and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the income statement in the period in which they arise.

Financial assets at fair value through the profit or loss are carried at fair value.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are designated as available-for-sale. They are included in non-current assets unless it is intended to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are carried at fair value.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the unrealised gains reserve until they are sold or impaired, at which time the accumulated fair value adjustments are included in the income statement.

The fair value of financial assets is based on active market prices. If the market for a financial asset is not active, the consolidated entity establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances.

Investments in subsidiaries are carried at their cost of acquisition, less any impairment allowance, in the Company's financial statements.

1 Summary of Significant Accounting Policies (continued)

(n) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

The consolidated entity has taken the exemption available under AASB 1 not to apply AASB 3 to past business combinations that occurred before transition to AIFRS.

In accordance with AIFRS, where an entity is acquired and the fair value of the identifiable net assets acquired, including any existing restructuring liabilities and contingent liabilities assumed of the acquired entity, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is recognised immediately in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired. Where goodwill arises it is brought to account on the basis described in note 1(s).

(o) Property, Plant and Equipment

Freehold land and buildings are recorded at cost, which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation, amortisation and accumulated impairment losses, which is not in excess of the recoverable amount. Capital work in progress is stated at cost. Property, plant and equipment, except freehold land, are depreciated over their useful lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(p) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently whenever events or changes in circumstances indicate that it may be impaired.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units, and then, to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

(q) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(r) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item to the consolidated entity are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing liabilities.

Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate on the finance balance outstanding. Finance charges are charged directly against income. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

1 Summary of Significant Accounting Policies (continued)

(r) Leases (continued)

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense in the income statement on a straight-line basis.

(s) Goodwill

On acquisition of some or all of the assets of another entity, the identifiable net assets acquired (including contingent liabilities assumed) are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses, over the fair value of the identifiable net assets, is brought to account as goodwill. As from 1 July 2004 goodwill is not amortised.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

For business combinations prior to 1 July 2004, the date of transition to AIFRS, goodwill is included on the basis of its amortised cost, being the amount recorded under the previous AGAAP. The consolidated entity has taken the exemption available under AASB 1 not to restate the opening AIFRS balance sheet for business combinations that occurred prior to transition to AIFRS.

(t) Research and Development, Patents and Intellectual Property

Current expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products before the start of commercial production or use, is recognised in the income statement as incurred except where the products being developed are technically and commercially feasible and adequate resources are available to complete their development.

Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life.

Purchased intellectual property and other intangibles have been assessed as having finite lives and are carried at cost less accumulated amortisation and accumulated impairment losses. Purchased intellectual property and other intangibles are amortised on a systematic basis over their useful lifes (from 10 to 20 years).

The carrying value of intellectual property and other intangibles is tested for impairment annually, or more frequently where events or changes in circumstances indicate that they might be impaired.

(u) Trade and other payables

Liabilities for trade payables and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

(v) Interest-Bearing Liabilities and Borrowings

Interest-bearing liabilities and borrowings are recognised initially at fair value net of transactions costs incurred. Subsequent to initial recognition, interest-bearing liabilities and borrowings are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of borrowings using the effective interest method.

(w) Derivative Financial Instruments

The consolidated entity may use derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

In accordance with it's treasury policy, the consolidated entity does not hold or issue derivative trading instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 7, AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 7, AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, the consolidated entity entered into forward exchange contracts where it agrees to purchase or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

1 Summary of Significant Accounting Policies (continued)

(w) Derivative Financial Instruments (continued)

Gains or costs arising from entering into forward exchange contracts, together with the subsequent exchange gains or losses resulting from re-measurement of those contracts by reference to movements in spot exchange rates are deferred in the balance sheet from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale.

In accordance with AIFRS, effective 1 July 2005, derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement, except where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, in which case the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

When the forecasted transaction, which is subject to a derivative financial instrument designated as a hedge, results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

(x) Provisions

Provisions are recognised when the consolidated entity has a present legal or constructive obligation arising from past transactions or events, it is probable that a future sacrifice of economic benefits will be made, and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost. In addition, the following specific recognition criteria must also be met before a provision is recognised:

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Claims provision including IBNR

The claims provision including Incurred But Not Reported (IBNR) is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring

A restructuring provision is recognised when the main features of the restructuring are planned, identifying the business/locations affected, location, function and approximate number of employees, the expenditures that will be undertaken and the implementation timetable, and there is a demonstrable commitment and valid expectation that the restructuring plan will be implemented.

Onerous contracts

A provision for onerous contracts is recognised when the expected economic benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

Surplus lease space

A provision for surplus lease space is recognised when a net obligation exists in respect of operating leases that have been identified as surplus to the consolidated entity's current requirements.

1 Summary of Significant Accounting Policies (continued)

(y) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs expected to be settled within one year, together with benefits arising from wages and salaries and annual leave which will be settled after one year, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the projected unit credit method.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Superannuation Plans

The consolidated entity contributes to defined benefit and defined contribution superannuation plans for the benefit of all employees. Defined benefit superannuation plans provide defined lump sum benefits based on years of service and final average salary. Defined contribution plans receive fixed contributions from the consolidated entity and the consolidated entity's legal and constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with maturity and currency that match, as closely as possible, the estimated future cash outflows. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in retained earnings as incurred.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation are taken into account in measuring the net liability or asset.

Contributions to defined contribution superannuation plans are recognised as an expense as they become payable.

Termination Benefits arising as a consequence of acquisitions

Liabilities for termination benefits relating to an acquired entity are recognised if a termination benefit liability, of the acquired entity, exists as at the date of the acquisition. Liabilities for termination benefits arising as a result of the acquisition are recognised in accordance with note 1(y).

(z) Share-based payment transactions

Under the Revised Senior Executive Share Ownership Plan and Employee Performance Rights Plan, Group Executives and Employees are granted options or performance rights over CSL Limited shares which only vest if the Company and the individual achieve certain performance hurdles.

Under the Global Employee Share Plan, all employees are granted the option to acquire discounted CSL Limited shares.

No employee expense is recognised in respect of options and rights granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options or rights are exercised and the proceeds received allocated to share capital.

The fair value of options or rights granted after 7 November 2002 and vesting after 1 January 2005 is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a combination of the Binomial and Black Scholes option valuation methodologies, taking into account the terms and conditions upon which the options and rights were granted.

The fair value of the options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the Company revises its estimate of the number of options and rights that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate of the number of options and rights that are expected to vest. No expense is recognised for options and rights that do not ultimately vest, except where vesting is conditional upon a market condition.

Upon exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital.

Notes to the Financial Statements continued

for the year ended 30 June 2006

1 Summary of Significant Accounting Policies (continued)

(aa) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue or buy-back of shares are shown in equity as a deduction, net of tax, from equity.

(bb) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to members, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Discontinued operations

Basic and diluted earnings per share attributable to discontinued operations is calculated by dividing the profit attributable to members from discontinued operations and dividing it by the weighted average number of ordinary shares calculated for the basic earnings per share and diluted earnings per share calculations as outline above respectively.

2 Segment Information

Business Segments

The consolidated entity's primary segment reporting format is business segments. The consolidated entity operates one segment – Human Health, the principal activity being to develop, manufacture and market biopharmaceutical products to the human health industry.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financial statements. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes North and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies.

2 Segment Information (continued)

Business Segments	ZLB Behring 2006 $000	Other Human Health 2006 $000	Total Human Health 2006 $000	ZLB Behring 2005 $000	Other Human Health 2005 $000	Total Human Health 2005 $000
External sales	**2,445,621**	**403,287**	**2,848,908**	2,195,196	413,769	2,608,965
Other external revenue	**4,721**	**24,193**	**28,914**	22,098	578	22,676
Segment revenue	**2,450,342**	**427,480**	**2,877,822**	2,217,294	414,347	2,631,641
Unallocated revenue			**25,710**			18,618
Total revenue			**2,903,532**			2,650,259
Segment results	**497,947**	**47,902**	**545,849**	390,182	57,721	447,903
Finance costs			**(41,517)**			(38,815)
Net unallocated revenue / expense			**(5,352)**			1,195
Profit before income tax expense and contingent consideration			**498,980**			410,283
Contingent consideration			**(328,515)**			-
Profit before income tax expense			**170,465**			410,283
Income tax expense			**(53,108)**			(175,554)
Profit from continuing operations			**117,357**			234,729
Profit from discontinued operations, net of tax			**-**			253,045
Profit attributable to members of the parent entity			**117,357**			487,774
Assets and liabilities						
Segment assets	**3,231,836**	**372,048**	**3,603,884**	2,656,216	375,662	3,031,878
Unallocated assets			**582,201**			860,653
Total assets			**4,186,085**			3,892,531
Segment liabilities	**807,710**	**69,887**	**877,597**	494,979	38,420	533,399
Unallocated liabilities			**1,318,684**			1,250,607
Total liabilities			**2,196,281**			1,784,006
Other Segment information						
Segment capital expenditure	**82,721**	**38,278**	**120,999**	89,489	31,095	120,584
Unallocated capital expenditure			**1,066**			1,186
Discontinued operation capital expenditure			**-**			13,936
Total capital expenditure			**122,065**			135,706
Depreciation and amortisation	**84,772**	**29,271**	**114,043**	92,562	28,126	120,688
Unallocated depreciation and amortisation			**2,021**			1,803
Discontinued operation depreciation and amortisation			**-**			2,646
Total depreciation and amortisation			**116,064**			125,137
Other non-cash expenses	**-**	**75**	**75**	1,927	67	1,994

2 Segment Information (continued)

Geographic Segments	Australasia/ Asia Pacific $000	Americas $000	Europe, Middle East & Africa $000	Consolidated $000
June 2006				
External revenues	**575,073**	**1,200,896**	**1,127,563**	**2,903,532**
Segment assets	**1,131,432**	**736,636**	**2,318,017**	**4,186,085**
Total capital expenditure	**39,703**	**40,000**	**42,362**	**122,065**
June 2005				
External revenues	503,562	1,022,998	1,123,699	2,650,259
Segment assets	1,074,905	699,882	2,117,744	3,892,531
Total capital expenditure	68,413	33,892	33,401	135,706

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
3 Revenue and expenses				
Revenue and expenses from continuing operations				
(a) Revenue				
Sales revenue	**2,848,908**	2,608,965	**346,822**	363,320
Other revenue				
Dividend revenue				
Subsidiaries	**-**	-	**2,265**	16,331
Finance revenue	**25,466**	16,940	**8,337**	12,650
Rent	**950**	940	**950**	940
Royalties and licence revenue	**28,208**	23,414	**23,464**	1,077
Total other revenues	**54,624**	41,294	**35,016**	30,998
Total revenue from continuing operations	**2,903,532**	2,650,259	**381,838**	394,318
Finance revenue comprises:				
Interest received/receivable:				
Other persons and/or corporations	**25,317**	16,797	**8,033**	11,584
Subsidiaries	**-**	-	**165**	923
Key management personnel	**149**	143	**139**	143
	25,466	16,940	**8,337**	12,650
(b) Other income				
Government grants	**1,660**	-	**1,660**	-
Net gains on disposal of plant, property and equipment	**421**	-	**-**	-
Total other income	**2,081**	-	**1,660**	-

The consolidated entity has also entered into various grant agreements relating to the development, commercialisation and production of pharmaceutical products. The grants received are deferred until all conditions or other contingencies attaching to them have been satisfied, at which time they are recognised as other income over the period necessary to match them with the expenses that they are intended to compensate.

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
3 Revenue and expenses (continued)					
(c) Finance costs					
Interest paid/payable					
Other persons and/or corporations		**34,157**	29,544	**4,826**	387
Non-cash interest - Unwinding of discount		**7,360**	9,271	**-**	-
Total finance costs		**41,517**	38,815	**4,826**	387
(d) Depreciation and amortisation included in the income statement					
Depreciation and amortisation of fixed assets					
Buildings depreciation	12	**8,936**	11,702	**4,007**	3,836
Plant and equipment depreciation	12	**92,243**	101,029	**27,115**	25,910
Leased property, plant and equipment amortisation	12	**2,877**	3,907	**-**	-
Leasehold improvements amortisation	12	**950**	51	**-**	-
Total depreciation and amortisation of fixed assets		**105,006**	116,689	**31,122**	29,746
Amortisation of intangibles					
Intellectual Property	14	**11,058**	5,802	**-**	-
Total amortisation of intangibles		**11,058**	5,802	**-**	-
Total depreciation and amortisation		**116,064**	122,491	**31,122**	29,746
(e) Other expenses					
Write-down of inventory to net realisable value		**14,852**	26,148	**3,490**	981
Doubtful debts		**8,787**	2,528	**(74)**	(3)
Net loss on disposal of PPE		**-**	1,994	**75**	67
Net foreign exchange (gain)/loss		**951**	(543)	**611**	(980)
(f) Lease payments and related expenses included in the income statement					
Rental expenses relating to operating leases		**34,098**	41,039	**1,930**	1,433
(g) Employee benefits expense					
Salaries and wages		**674,602**	665,815	**116,505**	106,182
Defined benefit plan (benefit)/expense	25	**14,218**	(18,799)	**1,952**	2,017
Defined contribution plan expense	25	**19,638**	14,480	**9,610**	8,631
Share based payments expense	22	**4,684**	2,294	**4,684**	2,294
		713,142	663,790	**132,751**	119,124

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
4 Income tax					
Income tax expense reported in the consolidated income statement		**53,108**	175,554	**5,569**	9,516
Income tax expense attributable to discontinued operations		**-**	37,429	**-**	-
		53,108	212,983	**5,569**	9,516
(a) Reconciliation of income tax expense					
Recognised in the income statement					
Current tax expense					
Current year		**160,191**	95,677	**6,714**	12,253
Deferred tax expense					
Origination and reversal of temporary differences		**(96,638)**	87,192	**(2,432)**	64
(Tax losses recognised)/ Expense on derecognition of tax losses		**(13,184)**	22,185	**-**	-
	13	**(109,822)**	109,377	**(2,432)**	64
Under (over) provided in prior years		**2,739**	7,929	**1,287**	(2,801)
Income tax expense reported in the income statement		**53,108**	212,983	**5,569**	9,516
Recognised directly in equity					
Deferred tax benefit/expense					
Share based payments		**6,427**	-	**6,427**	-
Net actuarial (gain)/loss on defined benefit plans		**6,319**	(8,184)	**(616)**	17
Income tax expense recognised in equity	13	**12,746**	(8,184)	**5,811**	17

(b) Reconciliation between tax expense and pre-tax net profit

The reconciliation between tax expense and the product of accounting profit before income tax multiplied by the consolidated entity's applicable income tax rate is as follows:

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Accounting profit before tax from continuing operations	**170,465**	410,283	**21,603**	64,811
Accounting profit before tax from discontinued operations	**-**	290,474	**-**	-
Accounting profit before income tax	**170,465**	700,757	**21,603**	64,811
Income tax calculated at 30% (2005: 30%)	**51,139**	210,228	**6,481**	19,443
Research and development	**(2,984)**	(2,404)	**(2,984)**	(2,404)
Non-assessable capital loss / (gain)	**2,073**	(51,193)	**-**	-
Exempt dividends received	**-**	-	**(680)**	(4,899)
Other non-deductible expenses / (non-assessable revenue)	**7,570**	9,945	**1,466**	177
(Utilisation of tax losses)/Unrecognised deferred tax assets	**(13,183)**	22,185	**-**	-
Effects of different rates of tax on overseas income	**5,754**	16,293	**-**	-
Under/(Over) provision in prior year	**2,739**	7,929	**1,286**	(2,801)
	53,108	212,983	**5,569**	9,516

4 Income tax (continued)

Tax consolidation in Australia

The Company and its wholly owned Australian resident entities formed a tax consolidation group with effect from 1 July 2004 and therefore are taxed as a single entity from that date. CSL Limited is the head entity of the tax-consolidated group.

Tax effect accounting by members of the tax consolidated group in Australia

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidation group are recognised in the separate financial statements of the members of the tax-consolidation group using the 'separate taxpayer within group' approach, by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax consolidation group and are recognised as amounts payable/(receivable) to/(from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax–consolidated group will be available against which the asset can be utilised.

Tax funding arrangements and tax sharing agreements in Australia

Members of the tax-consolidated group have entered into a tax funding agreement. The tax funding agreement sets out the funding obligations of members of the tax-consolidated group. Payments are required to/from the head entity equal to the current tax liability/(asset) assumed and any deferred tax assets arising from unused tax losses assumed by the head entity, resulting in the head entity recognising an inter-entity payable/(receivable) equal to the tax liability/(asset) assumed. The inter-entity payable/(receivable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amount under the tax sharing agreement is considered remote.

5 Contingent consideration on acquisition of Aventis Behring

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the ordinary share price of CSL Limited is above A$28 per share ('trigger price') for a specified future period. To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for any 60 consecutive trading days during the period from 27 September 2007 to 26 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the ordinary share price of CSL Limited is above A$35 per share for a specified future period. The same requirement for the trigger price must be satisfied as mentioned above.

On 20 June 2006 the Board of Directors performed their six monthly review of the likelihood of the potential contingent payments meeting the criteria for recognition as a provision. During this review it was determined that as a result of the continued positive business performance the contingency now met the recognition criteria and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited.

Consistent with AIFRS and the company's announcement at the time of the acquisition, the provision is charged to the Income Statement at the time of recognition. To provide the reader with greater clarity of the effect of this charge on the financial statements, it has been separately shown on the face of the Income Statement. The liability is included on the balance sheet within non-current provisions (see note 19).

Notes to the Financial Statements continued

for the year ended 30 June 2006

6 Discontinued operations

On 28 February 2005, the consolidated entity disposed of the JRH business unit, a separate business segment, to Sigma-Aldrich Corporation. The disposal included 100% of the voting shares in CSL US Inc, JRH Biosciences Limited and JRH Biosciences Pty Ltd. CSL US Inc was the owner of JRH Biosciences Inc.

Details on the sale of the JRH businesses are as follows:

	Consolidated Entity
	2005 $000
(a) Profit after tax from discontinued operation	
Pre-tax gain on sale of discontinued operation (see (b) below)	278,902
Post 1 July 2004 foreign currency translation reserve movement	(11,164)
Income tax expense	(30,051)
Gain on sale after tax	237,687
Contribution for the period 1 July 2004 to 28 February 2005 after tax (see (c) below)	15,358
Profit after tax from discontinued operation	253,045
(b) Gain on sale and effect of the disposal on individual assets and liabilities of the consolidated entity	
Cash and cash equivalents	(18,883)
Trade and other receivables	(18,297)
Inventories	(113,276)
Property, plant and equipment	(40,475)
Deferred tax assets	(717)
Intangible assets	(9,785)
Trade and other payables	20,969
Provisions	1,120
Net identifiable assets and liabilities	(179,344)
Consideration received, satisfied in cash	458,246
Pre-tax gain on sale of discontinued operation	278,902
Net cash inflow from transaction (consideration net of cash disposed)	439,363
(c) Analysis of profit and loss contribution for the period 1 July 2004 to 28 February 2005 of the discontinued operation	
Sales revenue	140,969
Cost of sales	(94,091)
Gross profit	46,878
Other revenues	264
Research and development expenses	(4,763)
Selling and marketing expenses	(7,470)
General and administration expenses	(9,348)
Finance costs	(2,825)
Profit before income tax	22,736
Income tax expense	(7,378)
Net profit after tax	15,358
(d) Cash flows for the period 1 July 2004 to 28 February 2005 of the discontinued operation	
Net cash flows from operating activities	(9,566)
Net cash flows from investing activities	(14,868)
Net cash flows from financing activities	-
Net cash flows	(24,434)

	Consolidated Entity		Parent Entity	
	2006 $000	**2005 $000**	**2006 $000**	**2005 $000**
7 Cash and cash equivalents				
Cash at bank and on hand	**384,064**	258,528	**28,066**	-
Cash deposits	**369,630**	465,314	**149,224**	461,769
	753,694	723,842	**177,290**	461,769
8 Trade and other receivables				
Current				
Trade receivables	**538,726**	502,325	**35,843**	29,673
Less: Allowance for doubtful debts (i)	**13,744**	4,170	**423**	497
	524,982	498,155	**35,420**	29,176
Sundry receivables	**40,063**	38,828	**7,805**	15,089
Prepayments	**28,634**	22,244	**3,036**	2,419
Receivables – wholly owned subsidiaries	**-**	-	**49,534**	24,599
Receivables – partly owned subsidiaries	**-**	-	**3,939**	-
	593,679	559,227	**99,734**	71,283
Non Current				
Related parties				
Wholly owned subsidiaries	**-**	-	**-**	5,148
Partly owned subsidiaries	**-**	-	**-**	3,939
Loans to key management personnel – executive directors	**511**	941	**511**	941
Loans to key management personnel – other executives	**4,937**	5,041	**4,937**	5,449
Loans to other employees	**5,669**	5,032	**5,669**	4,564
Long Term Deposits	**6,556**	3,012	**-**	-
	17,673	14,026	**11,117**	20,041
(i) Reconciliation of Allowance for doubtful debts				
Opening balance	**4,170**	1,642	**497**	500
Additional allowance / (utilised)	**8,787**	3,901	**(74)**	(3)
Currency translation differences	**787**	(1,373)	**-**	-
	13,744	4,170	**423**	497
9 Inventories				
Raw materials and stores – at cost	**188,269**	196,939	**13,088**	11,922
Less: Allowance for diminution in value	**10,139**	3,515	**967**	159
Raw materials and stores – net	**178,130**	193,424	**12,121**	11,763
Work in progress – at cost	**413,415**	539,361	**19,073**	18,673
Less: Allowance for diminution in value	**25,699**	33,780	**1,549**	902
Work in progress – net	**387,716**	505,581	**17,524**	17,771
Finished goods – at cost	**423,129**	265,896	**37,985**	31,355
Less: Allowance for diminution in value	**15,548**	18,318	**1,204**	1,438
Finished goods - net	**407,581**	247,578	**36,781**	29,917
	973,427	946,583	**66,426**	59,451
10 Other financial assets				
Current				
At fair value through the profit or loss:				
Managed financial assets	**7,872**	-	**-**	-

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
11 Other financial assets (continued)				
Non-current				
Available-for-sale financial assets:				
Unlisted equity securities	**4,728**	-	**4,728**	-
At fair value through the profit or loss:				
Managed financial assets	**-**	11,868	**-**	-
Investment in non-controlled entity at cost	**-**	4,698	**-**	4,698
Shares in subsidiaries – at cost (refer note 31)	**-**	-	**1,228,207**	1,228,207
	4,728	16,566	**1,232,935**	1,232,905
12 Property, Plant and Equipment				
Land at cost				
Opening balance	**26,097**	27,090	**25,030**	25,030
Other additions	**-**	809	**-**	-
Disposals	**(411)**	(1,607)	**-**	-
Currency translation differences	**48**	(195)	**-**	-
Closing balance	**25,734**	26,097	**25,030**	25,030
Buildings at cost				
Opening balance	**196,653**	206,448	**81,162**	71,214
Transferred from capital work in progress	**24,803**	12,695	**2,093**	9,948
Other additions	**264**	-	**-**	-
Disposals	**(101)**	(5,159)	**-**	-
Currency translation differences	**9,741**	(17,331)	**-**	-
Closing balance	**231,360**	196,653	**83,255**	81,162
Accumulated depreciation and impairment losses				
Opening balance	**39,039**	33,241	**22,500**	18,664
Depreciation for the year	**8,936**	11,875	**4,007**	3,836
Disposals	**(103)**	(1,221)	**-**	-
Currency translation differences	**2,769**	(4,856)	**-**	-
Closing balance	**50,641**	39,039	**26,507**	22,500
Net book value of buildings	**180,719**	157,614	**56,748**	58,662
Net book value of land and buildings	**206,453**	183,711	**81,778**	83,692
Leasehold improvements at cost				
Opening balance	**4,208**	11,687	**168**	168
Transferred from capital work in progress	**1,286**	952	**-**	-
Other additions	**31**	5,221	**-**	-
Disposals	**(26)**	(13,234)	**(9)**	-
Currency translation differences	**(459)**	(418)	**-**	-
Closing balance	**5,040**	4,208	**159**	168
Accumulated amortisation and impairment				
Opening balance	**2,282**	5,575	**168**	168
Amortisation for the year	**950**	798	**-**	-
Disposals	**(17)**	(3,473)	**(9)**	-
Currency translation differences	**163**	(618)	**-**	-
Closing balance	**3,378**	2,282	**159**	168
Net book value of leasehold improvements	**1,662**	1,926	**-**	-

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
12 Property, Plant and Equipment (continued)				
Plant and equipment at cost				
Opening balance	**884,337**	909,382	**486,233**	431,208
Transferred from capital work in progress	**69,160**	82,424	**17,020**	56,296
Other additions	**18,297**	29,431	**-**	-
Disposals	**(24,187)**	(57,175)	**(10,408)**	(1,270)
Currency translation differences	**47,013**	(79,725)	**-**	-
Closing balance	**994,620**	884,337	**492,845**	486,234
Accumulated depreciation and impairment				
Opening balance	**412,570**	381,776	**321,728**	297,008
Depreciation for the year	**92,243**	102,755	**27,115**	25,910
Disposals	**(22,151)**	(27,670)	**(10,128)**	(1,189)
Currency translation differences	**26,641**	(44,291)	**-**	-
Closing balance	**509,303**	412,570	**338,715**	321,729
Net book value of plant and equipment	**485,317**	471,767	**154,130**	164,505
Leased property, plant and equipment at cost				
Opening balance	**33,617**	33,046	**-**	-
Other additions	**256**	4,741	**-**	-
Disposals	**(116)**	(731)	**-**	-
Currency translation differences	**3,536**	(3,439)	**-**	-
Closing balance	**37,293**	33,617	**-**	-
Accumulated amortisation and impairment				
Opening balance	**3,741**	214	**-**	-
Amortisation for the year	**2,877**	3,907	**-**	-
Disposals	**(108)**	-	**-**	-
Currency translation differences	**1,371**	(380)	**-**	-
Closing balance	**7,881**	3,741	**-**	-
Net book value of leased property, plant and equipment	**29,412**	29,876	**-**	-
Capital work in progress				
Opening balance	**81,863**	120,170	**13,205**	47,420
Other additions	**103,084**	64,813	**38,880**	32,029
Transferred to buildings at cost	**(24,803)**	(12,695)	**(2,092)**	(9,948)
Transferred to plant and equipment at cost	**(69,160)**	(82,424)	**(17,020)**	(56,296)
Transferred to leasehold improvements at cost	**(1,286)**	(952)	**-**	-
Currency translation differences	**3,794**	(7,049)	**-**	-
Closing balance	**93,492**	81,863	**32,973**	13,205
Total net book value of property, plant and equipment	**816,336**	769,143	**268,881**	261,402

82-3785

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	**2005 $000**	**2006 $000**	**2005 $000**
13 Deferred tax assets and liabilities				
Deferred tax asset	**187,432**	76,659	**-**	-
Deferred tax liability	**(61,767)**	(78,277)	**(1,715)**	(9,958)
Net deferred tax asset / (liability)	**125,665**	(1,618)	**(1,715)**	(9,958)
(a) Deferred tax balances comprise temporary differences attributable to:				
Amounts recognised in the income statement				
Trade and other receivables	**(7,518)**	(4,935)	**449**	(143)
Inventories	**41,698**	21,330	**(2,095)**	(1,486)
Property, plant and equipment	**(62,066)**	(55,637)	**(18,797)**	(20,701)
Intangible assets	**(49,171)**	(34,357)	**-**	-
Other assets	**8,169**	(170)	**153**	230
Trade and other payables	**8,813**	12,921	**2,084**	1,382
Interest bearing liabilities	**751**	910	**-**	-
Other liabilities and provisions	**163,428**	66,052	**10,680**	10,743
Recognised carry-forward tax losses	**7,474**	26	**-**	-
Other	**1,341**	426	**-**	-
	112,919	6,566	**(7,526)**	(9,975)
Amounts recognised in equity				
Other assets	**6,427**	-	**6,427**	-
Interest bearing liabilities	**-**	-	**-**	-
Other liabilities and provisions	**6,319**	(8,184)	**(616)**	17
	12,746	(8,184)	**5,811**	17
Net deferred tax asset/(liability)	**125,665**	(1,618)	**(1,715)**	(9,958)
(b) Movement reconciled				
Opening balance	**(1,618)**	128,653	**(9,958)**	(9,877)
Credited/(charged) to the income statement	**109,882**	(109,337)	**2,432**	(64)
Credited/(charged) to equity	**12,746**	(8,184)	**5,811**	(17)
Acquisition of subsidiary	**-**	-	**-**	-
Disposal of subsidiary	**-**	(717)	**-**	-
Currency translation difference	**4,655**	(12,033)	**-**	-
Closing balance	**125,665**	(1,618)	**(1,715)**	(9,958)
(c) Unrecognised deferred tax assets				
Deferred tax assets have not been recognised in respect of the following:				
Tax losses:				
Expiry date in less than 1 year	**226**	-	**-**	-
Expiry date greater than 1 year but less than 5 years	**-**	3,567	**-**	-
Expiry date greater than 5 years	**6,519**	20,460	**-**	-
No expiry date	**19,547**	35,899	**-**	-
	26,292	59,926	**-**	-

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available for utilisation in the entities that have recorded these losses.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
14 Intangible Assets				
(a) Carrying amounts				
Goodwill				
Opening balance	**692,591**	785,380	-	-
Disposals	-	(9,785)	-	-
Currency translation differences	**42,840**	(83,004)	-	-
Closing balance	**735,431**	692,591	-	-
Intellectual property				
Opening balance	**104,411**	80,277	**20,000**	20,000
Additions	-	32,098	-	-
Disposals	-	-	-	-
Currency translation differences	**1,438**	(7,964)	-	-
Closing balance	**105,849**	104,411	**20,000**	20,000
Accumulated amortisation and impairment				
Opening balance	**10,567**	5,787	-	-
Amortisation for the year	**11,058**	5,802	-	-
Disposals	-	-	-	-
Currency translation differences	**(1,186)**	(1,022)	-	-
Closing balance	**20,439**	10,567	-	-
Net intellectual property	**85,410**	93,844	**20,000**	20,000
Total net intangible assets	**820,841**	786,435	**20,000**	20,000

The amortisation charge is recognised in general and administration expenses in the income statement.

(b) Impairment tests for cash generating units containing goodwill

All goodwill is related to the ZLB Behring cash generating unit.

The impairment test for the ZLB Behring cash generating unit is based on value in use calculations. These calculations use cash flow projections based on actual operating results and the three-year strategic business plan. Cash flows for a further period of 3 years have been extrapolated using a zero per cent growth rate at which point a Terminal Value is calculated based on a business valuation multiple. The valuation multiple has been calculated based on independent external analyst views, long term government bond rates and the Company's pre-tax cost of debt. Projected cash flows have been discounted by using the implied pre-tax discount rate of 9.44% associated with the business valuation multiple discussed above.

The recoverable amount of the unit significantly exceeds its carrying amount, including goodwill. It is not considered a reasonable possibility for a change in assumptions to occur that would lead to the recoverable amount falling below the units carrying amount.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
15 Retirement benefit assets and liabilities				
Retirement benefit assets				
Non-current				
Defined benefit plans (refer note 25)	**3,514**	50	**1,840**	-
Retirement benefit liabilities				
Current defined benefit plans (refer note 25)	**4,635**	-	-	-
Non-current defined benefit plans (refer note 25)	**90,588**	95,667	-	159
Total retirement benefit liabilities	**95,223**	95,667	-	159
16 Trade and other payables				
Current				
Trade payables	**136,089**	146,846	**32,859**	31,356
Accruals and other payables	**252,890**	251,709	**37,179**	23,441
Payable – wholly owned subsidiaries	-	-	**618,961**	540,402
	388,979	398,555	**688,999**	595,199
17 Interest-bearing liabilities and borrowings				
Current				
Bank overdrafts – Unsecured	**5,706**	4,091	-	-
Bank loans – Unsecured (a)	**347,333**	1,011	-	-
Senior Unsecured Notes - Unsecured (b)	**18,993**	-	-	-
Deferred cash settlement for subsidiary acquired - unsecured (c)	**80,228**	-	-	-
Deferred cash settlement for intangibles acquired - Unsecured (d)	**9,261**	8,283	-	-
Lease liability – Secured (e)	**2,111**	1,756	-	-
	463,632	15,141	-	-
Non-current				
Bank loans - Unsecured (a)	**139,589**	457,258	-	-
Senior Unsecured Notes - Unsecured (b)	**317,477**	324,891	-	-
Deferred cash settlement for subsidiary acquired - Unsecured (c)	**82,262**	150,950	-	-
Deferred cash settlement for intangibles acquired - Unsecured (d)	**16,459**	24,255	-	-
Lease liability - Secured (e)	**39,410**	38,485	-	-
	595,197	995,839	-	-

(a) The consolidated entity has a global multi-currency facility of $650 million (2005: $650 million). During the year there were no additional draw downs under the facility. The current portion of the facility expires in March 2007, with the non-current portion expiring in March 2009. Interest is payable semi-annually in arrears at a variable rate.

(b) Represents USD250 million of Senior Unsecured Notes placed into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012. On 19 June 2006 USD88 million of the notes was converted into Euro 70 million via an agreement with the noteholders. The Euro notes have the same maturity profile as the USD notes, however the interest rate on the Euro notes is fixed at 3.98% and 4.70%.

17 Interest-bearing liabilities and borrowings (continued)

(c) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:-

Payment (USD)	Payment Date	Discount Rate
30 million	15 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(d) The company has deferred cash settlements for consideration payable on the acquisition of intangible assets, discounted at the incremental borrowing rate at the time of acquisition (ranging from 2% to 3.5%). Payment dates are determined in accordance with the acquisition agreements and are payable at various dates concluding in 2007.

(e) Finance leases have an average lease term of 18 years (2005: 18 years). The weighted average discount rate implicit in the leases is 6.14% (2005: 6.37%). The consolidated entity's lease liabilities are secured by leased assets of $29.4m (2005: $29.9m). In the event of default, leased assets revert to the lessor.

Refer to note 32 for details on the total facilities available and drawn down. Note 36 has further information about the consolidated entity's exposure to interest rate risk, foreign exchange risk and the fair value of financial assets and liabilities.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
18 Tax assets and liabilities				
Current Assets				
Income tax	**6,889**	-	**6,889**	-
Tax Liabilities				
Current liability income tax	**88,038**	37,130	**-**	-
Non-current income tax	**5,043**	-	**-**	-
Total tax liabilities	**93,081**	37,130	**-**	-

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
19 Provisions				
Current				
Employee benefits (refer note 25)	**66,237**	47,198	**24,805**	16,717
Restructuring (i)	**10,828**	23,319	-	-
Onerous contracts (ii)	**4,676**	2,467	-	-
Surplus lease space (iii)	**2,343**	6,720	-	-
Other (vi)	**1,801**	2,187	**1,310**	1,131
	85,885	81,891	**26,115**	17,848
Non-current				
Employee benefits (refer note 25)	**52,586**	56,174	**4,221**	10,646
Onerous contracts (ii)	**15,863**	12,783	-	-
Surplus lease space (iii)	**948**	3,844	-	-
Provision for contingent consideration on Aventis Behring acquisition (refer Note 5 and (iv))	**337,654**	-	-	-
Claims provision including IBNR (v)	**1,002**	5,745	**1,002**	5,745
	408,053	78,546	**5,223**	16,391

(i) Restructuring

This provision is for restructuring.

(ii) Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs, over the estimated cash flows to be received in relation to certain contracts, having regard to the risks of the activities relating to the contracts.

(iii) Surplus lease space

A surplus lease space provision has been recognised in respect to the net obligation payable for various non-cancellable operating leases where the leases have been identified as surplus to the consolidated entity's current requirements.

(v) Claims provision

The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

Discounting

Where the effect of discounting is determined to be material to the provision, the net estimated cash flows are discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the liability.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
19 Provisions (continued)				
Movements				
(i) Restructuring				
Opening balance	**23,319**	115,879	-	-
Additional provision	-	5,014	-	-
Payments made	**(10,086)**	(89,364)	-	-
Provision released	**(3,357)**	-	-	-
Currency translation differences	**952**	(8,210)	-	-
Closing balance	**10,828**	23,319	-	-
(ii) Onerous contracts				
Opening balance	**15,250**	33,767	-	-
Additional provision	**9,111**	-	-	-
Payments made	**(5,025)**	(14,682)	-	-
Currency translation differences	**1,203**	(3,835)	-	-
Closing balance	**20,539**	15,250	-	-
(iii) Surplus lease space				
Opening balance	**10,564**	14,502	-	-
Additional provision	-	896	-	-
Payments made	**(4,908)**	(2,950)	-	-
Provision released	**(2,511)**	-	-	-
Currency translation differences	**146**	(1,884)	-	-
Closing balance	**3,291**	10,564	-	-
(iv) Contingent consideration on Aventis Behring acquisition				
Opening balance	-	-	-	-
Provision recognised	**328,515**	-	-	-
Currency translation differences	**9,139**	-	-	-
Closing balance	**337,654**	-	-	-
(v) Claims provision including IBNR				
Opening balance	**5,745**	11,161	**5,745**	11,161
Provisions utilised	**(4,743)**	(5,416)	**(4,743)**	(5,416)
Closing balance	**1,002**	5,745	**1,002**	5,745
(vi) Other				
Opening balance	**2,187**	4,587	**1,131**	1,250
Additional provision	**1,101**	2,053	**74,575**	1,277
Payments made	**(1,539)**	(4,089)	**(74,396)**	(1,396)
Currency translation differences	**52**	(364)	-	-
Closing balance	**1,801**	2,187	**1,310**	1,131
20 Deferred government grants				
Current deferred income	**371**	296	**371**	296
Non-current deferred income	**4,093**	2,664	**4,093**	2,664
	4,464	2,960	**4,464**	2,960

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
21 Contributed equity				
Ordinary shares issued and fully paid	**994,101**	1,223,466	**994,101**	1,223,466

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or proxy, at a meeting of the company.

	2006		2005	
	Number of shares	$000	Number of shares	$000
Movement in ordinary shares on issue				
Opening balance	**188,272,370**	**1,223,466**	196,448,377	1,502,417
Share buy-back, inclusive of cost (i)	**(8,000,000)**	**(281,538)**	(10,000,000)	(317,795)
Shares issued to employees through participation in SESOP II(ii)	**1,553,870**	**49,917**	985,210	15,628
Shares issued to shareholders though participation in Dividend Reinvestment Plan (iii)	**-**	**-**	770,457	21,442
Shares issued to employees through participation in GESP (iv)	**62,779**	**1,794**	68,326	1,342
Share Based payments reserve transfer (see note 22)	**-**	**462**	-	432
Closing balance	**181,889,019**	**994,101**	188,272,370	1,223,466

(i) As part of its continuing capital management program, the Company purchased 8,000,000 ordinary shares on market at an average price of $35.16 per share, with prices ranging from $34.25 to $36.44. The share buy-back was approved by the Board on 28 June 2005. All shares were cancelled prior to 31 December 2005.

During March, April and May 2005, the Company purchased 10,000,000 ordinary shares on market as part of its ongoing capital management program. Of these 8,871,306 were cancelled prior to 30 June 2005 and 1,128,694 cancelled subsequent to 30 June 2005. The share buy-back was approved by the Board on 22 February 2005. The shares were acquired at an average price of $31.76 per share, with prices ranging from $28.57 to $35.05.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
(ii) Options exercised under SESOP II as disclosed in note 26 were as follows:				
- 0 issued at $8.93	**-**	893	**-**	893
- 0 issued at $10.82	**-**	631	**-**	631
- 52,200 issued at $12.19	**636**	1,398	**636**	1,398
- 0 issued at $13.23	**-**	5,192	**-**	5,192
- 17,000 issued at $20.84	**354**	1,417	**354**	1,417
- 12,000 issued at $21.01	**252**	1,008	**252**	1,008
- 40,000 issued at $23.07	**923**	3,691	**923**	3,691
- 459,610 issued at $27.97	**12,855**	420	**12,855**	420
- 467,580 issued at $34.04	**15,917**	978	**15,917**	978
- 18,000 issued at $20.67	**372**	-	**372**	-
- 24,800 issued at $49.94	**1,239**	-	**1,239**	-
- 462,680 issued at $37.54	**17,369**	-	**17,369**	-
	49,917	15,628	**49,917**	15,628
(iii) Shares issued to shareholders under the Dividend Reinvestment Plan	**-**	21,442	**-**	21,442
	-	21,442	**-**	21,442

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
21 Contributed equity (continued)				
(iv) Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in note 26 were as follows:				
- 29,789 issued at $27.59 on 9 September 2005	**822**	549	**822**	549
- 32,990 issued at $29.46 on 8 March 2006	**972**	793	**972**	793
	1,794	1,342	**1,794**	1,342
22 Reserves				
Share based payments reserve (i)	**13,452**	2,803	**13,452**	2,803
Net unrealised gains reserve (ii)	**(101)**	-	**(101)**	-
Foreign currency translation reserve (iii)	**(69,118)**	(185,809)	**-**	-
	(55,767)	(183,006)	**13,351**	2,803
Movement reconciliation				
(i) Share based payments reserve				
Opening balance	**2,803**	941	**2,803**	941
Share based payments expense	**4,684**	2,294	**4,684**	2,294
Deferred tax on share based payments	**6,427**	-	**6,427**	-
Transfer to contributed equity	**(462)**	(432)	**(462)**	(432)
Closing balance	**13,452**	2,803	**13,452**	2,803
(ii) Net unrealised gains reserve				
Opening balance	**-**	-	**-**	-
Unrealised losses on revaluation of available-for-sale investments	**(101)**	-	**(101)**	-
Closing balance	**(101)**	-	**(101)**	-
(iii) Foreign currency translation reserve				
Opening balance	**(185,809)**	-	**-**	-
Net exchange gains/(losses) on translation of foreign subsidiaries, net of hedge	**116,691**	(196,973)	**-**	-
Realised exchange loss on disposal of foreign subsidiaries reclassified to the income statement, net of hedge	**-**	11,164	**-**	-
Closing balance	**(69,118)**	(185,809)	**-**	-

Nature and purpose of reserves

(i) Share based payments reserve

The share based payments reserve is used to recognise the fair value of options, performance rights and global employee share plan rights issued but not exercised. Amounts are transferred to contributed equity when options and other equity instruments are exercised.

(ii) Net unrealised gains reserve

The net unrealised gains reserve is used to recognise the cumulative changes in the fair value, net of tax, of investments that are classified as available-for-sale. Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(iii) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedging the Company's net investment in foreign operations.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
23 Retained earnings				
Opening balance	**1,068,065**	681,377	**258,067**	287,684
Net profit for the year	**117,357**	487,774	**16,034**	55,295
Dividends	**(124,394)**	(84,950)	**(124,394)**	(84,950)
Actuarial gain/(loss) on defined benefit plans	**(15,877)**	(24,320)	**2,053**	55
Deferred tax on actuarial gain/(loss) on defined benefit plans	**6,319**	8,184	**(616)**	(17)
Closing balance	**1,051,470**	1,068,065	**151,144**	258,067
(a) Dividends paid				
Dividends recognised in the current year by the Company are:				
Final ordinary dividend of 30 cents per share, fully franked, paid on 10 October 2005 (2005: 26 cents per share, fully franked)	**55,113**	51,249	**55,113**	51,249
Special dividend of 10 cents per share, franked to 1.78 cents, paid on 10 October 2005 (2005: Nil cents per share)	**18,371**	-	**18,371**	-
Interim ordinary dividend of 28 cents per share, unfranked, paid on 13 April 2006 (2005: 17 cents per share, fully franked)	**50,910**	33,701	**50,910**	33,701
	124,394	84,950	**124,394**	84,950
(b) Dividends not recognised at year end				
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 40 cents per share, unfranked (2005: ordinary dividend of 30 cents per share fully franked, special dividend of 10 cents per share franked to 1.78 cents per share). The aggregate amount of the proposed dividend, based on the number of shares on issue at the date of this report, is expected to be paid on 13 October 2006 out of retained earnings at 30 June 2006, but not recognised as a liability	**72,756**	73,538	**72,756**	73,538

(c) Franking credit balance

There are no amounts of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
24 Equity				
Total equity at the beginning of the financial year	**2,108,525**	2,184,735	**1,484,336**	1,791,042
Total recognised income and expense for the year attributable to equity holders	**224,389**	274,665	**17,370**	55,333
Movement in contributed equity	**(229,365)**	(278,951)	**(229,365)**	(278,951)
Dividends	**(124,394)**	(84,950)	**(124,394)**	(84,950)
Realised exchange differences on disposal of foreign subsidiaries reclassified to the income statement, net of hedge	**-**	11,164	**-**	-
Movement in share based payments reserve	**10,649**	1,862	**10,649**	1,862
Total equity at the end of the financial year	**1,989,804**	2,108,525	**1,158,596**	1,484,336

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
25 Employee benefits					
A reconciliation of the employee benefits recognised is as follows:					
Retirement benefit assets – non-current (note 15)		**3,514**	50	**1,840**	-
Retirement benefit liabilities – current (note 15)		**4,635**	-	-	-
Provision for employee benefits – current (note 19)		**66,237**	47,198	**24,805**	16,717
Retirement benefit liabilities – non-current (note 15)		**90,588**	95,667	-	159
Provision for employee benefits – non-current (note 19)		**52,586**	56,174	**4,221**	10,646
Total employee benefits liabilities		**214,046**	199,039	**29,026**	27,522
The number of full time equivalents employed at 30 June		**7,575**	6,474	**1,427**	1,253

(a) Defined benefit plans

The consolidated entity sponsors a range of defined benefit superannuation plans that provide pension benefits for its worldwide employees upon retirement. Entities of the consolidated entity who operate the defined benefit plans contribute to the respective plans in accordance with the Trust Deeds, following the receipt of actuarial advice.

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Movements in the net liability/(asset) for defined benefit obligations recognised in the balance sheet				
Net liability/(asset) for defined benefit obligation:				
Opening balance	**95,617**	115,565	**159**	533
Contributions received	**(38,732)**	(11,879)	**(1,898)**	(2,336)
Benefits paid	**(1,849)**	(1,888)	-	-
Expense/(benefit) recognised in the income statement (refer below)	**14,218**	(18,799)	**1,952**	2,017
Actuarial (gains)/losses recognised in equity	**15,877**	24,320	**(2,053)**	(55)
Liabilities transferred	**60**	(171)	-	-
Currency translation differences	**6,518**	(11,531)	-	-
Closing balance	**91,709**	95,617	**(1,840)**	159
Net liability/(asset) for defined benefit obligation is reconciled to the balance sheet as follows:				
Retirement benefit assets – non-current (note 15)	**(3,514)**	(50)	**(1,840)**	-
Retirement benefit liabilities – current (note 15)	**4,635**	-	-	-
Retirement benefit liabilities – non-current (note 15)	**90,588**	95,667	-	159
Net liability	**91,709**	95,617	**(1,840)**	159
Amounts for the current and previous periods are as follows:				
Defined benefit obligation	**477,637**	421,558	**26,903**	26,199
Plan assets	**385,928**	325,941	**28,743**	26,040
Surplus/(deficit)	**(91,709)**	(95,617)	**1,840**	(159)
Experience adjustments on plan liabilities	**(10,562)**	(30,289)	**959**	(1,115)
Experience adjustments on plan assets	**(5,316)**	5,969	**1,094**	1,170
Actual return on plan assets	**11,924**	25,129	**2,910**	2,812

The consolidated entity and the Company have used the AASB 1 exemption and disclosed amounts under AASB 1.20A(p) above for each annual reporting period prospectively from the AIFRS transition date (1 July 2004).

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	**2005 $000**	**2006 $000**	**2005 $000**
25 Employee benefits (continued)				
(a) Defined benefit plans (continued)				
Changes in the present value of the defined benefit obligation are as follows:				
Opening balance	**421,558**	453,397	**26,199**	24,207
Service cost	**14,514**	18,752	**2,627**	2,412
Interest cost	**16,006**	19,643	**1,141**	1,247
Contributions by members	**3,086**	3,769	-	-
Actuarial (gains)/losses	**10,562**	30,289	**(959)**	1,115
(Gains)/losses on curtailments	-	(41,623)	-	-
Benefits paid	**(12,837)**	(16,542)	**(1,593)**	(2,225)
Other movements	**486**	(728)	**(512)**	(557)
Currency translation differences	**24,262**	(45,399)	-	-
Closing balance	**477,637**	421,558	**26,903**	26,199
The present value of the defined benefit obligation comprises:				
Present value of wholly unfunded obligations	**81,034**	63,287	-	-
Present value of funded obligations	**396,603**	358,271	**26,903**	26,199
	477,637	421,558	**26,903**	26,199
Changes in the fair value of plan assets are as follows:				
Opening balance	**325,941**	337,832	**26,040**	23,674
Expected return on plan assets	**17,240**	19,160	**1,816**	1,642
Actuarial gains/(losses) on plan assets	**(5,316)**	5,969	**1,094**	1,170
Contributions by employer	**38,732**	11,879	**1,898**	2,336
Contributions by members	**3,087**	3,769	-	-
Benefits paid	**(10,988)**	(14,654)	**(1,593)**	(2,225)
Gains/(losses) on curtailments	-	(3,589)	-	-
Other movements	**(512)**	(557)	**(512)**	(557)
Currency translation differences	**17,744**	(33,868)	-	-
Closing balance	**385,928**	325,941	**28,743**	26,040
The major categories of plan assets as a percentage of total plan assets is as follows:				
Cash	**15.7%**	0.4%	**8.1%**	-
Equity instruments	**28.9%**	48.4%	**59.9%**	60.1%
Debt instruments	**44.8%**	38.6%	**22.3%**	10.2%
Property	**8.8%**	10.3%	**9.7%**	29.7%
Other assets	**1.8%**	2.3%	-	-
	100.0%	100.0%	**100%**	100.0%
Expenses/(gains) recognised in the income statement are as follows:				
Current service costs	**14,514**	18,752	**2,627**	2,412
Interest on obligation	**16,006**	19,643	**1,141**	1,247
Expected return on assets	**(17,240)**	(19,160)	**(1,816)**	(1,642)
Losses/(gains) on curtailments and settlements	-	(38,034)	-	-
Past service costs	**938**	-	-	-
	14,218	(18,799)	**1,952**	2,017

The defined benefit plan expenses/(gains) are recognised in general and administration expenses in the income statement.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000

25 Employee benefits (continued)

(a) Defined benefit plans (continued)

The principal actuarial assumptions at the balance sheet date (expressed as weighted averages) are as follows:

	Consolidated Entity 2006	Consolidated Entity 2005	Parent Entity 2006	Parent Entity 2005
Discount rate	**4.2%**	4.4%	**4.9%**	4.5%
Expected return on assets and expected long-term rate of return on assets[1]	**5.8%**	6.2%	**7.0%**	7.0%
Future salary increases	**2.6%**	2.4%	**5.0%**	5.0%
Future pension increases	**0.6%**	0.2%	**5.0%**	-

[1] The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Surplus/(deficit) for each defined benefit plan on a funding basis

	Plan assets[1]	Accrued benefit[1]	Plan surplus/ (deficity)	Contribution recommended (per year)[2,3]
Consolidated Entity – June 2006				
CSL Superannuation Plan (Australia)[4]	**28,743**	**(26,903)**	**1,840**	**2,093**
ZLB Bioplasma AG Pension Fund (Switzerland)	**222,181**	**(220,506)**	**1,675**	**8,433**
ZLB Behring Pension Plan (US PP)	**82,102**	**(86,657)**	**(4,555)**	**4,555**
ZLB Behring Union Pension Plan (US UPP)	**52,902**	**(62,537)**	**(9,635)**	**-**
ZLB Behring GmbH Pension Plan (Germany)	**-**	**(69,779)**	**(69,779)**	**-**
ZLB Pharma GmbH Pension Plan (Germany)	**-**	**(1,819)**	**(1,819)**	**-**
ZLB Behring KG Pension Plan (Germany)	**-**	**(2,932)**	**(2,932)**	**-**
ZLB Plasma Services GmbH Pension Plan (Germany)	**-**	**(146)**	**(146)**	**-**
ZLB Behring KK Retirement Allowance Plan (Japan)	**-**	**(6,358)**	**(6,358)**	**-**
	385,928	**(477,637)**	**(91,709)**	**15,081**
Consolidated Entity – June 2005				
CSL Superannuation Plan (Australia)[4]	26,040	(26,199)	(159)	2,113
ZLB Bioplasma AG Pension Fund (Switzerland)	193,688	(193,638)	50	8,386
ZLB Behring Pension Plan (US PP)	62,158	(73,190)	(11,032)	-
ZLB Behring Union Pension Plan (US UPP)	44,055	(65,244)	(21,189)	-
ZLB Behring GmbH Pension Plan (Germany)	-	(54,144)	(54,144)	-
ZLB Pharma GmbH Pension Plan (Germany)	-	(1,472)	(1,472)	-
ZLB Behring KG Pension Plan (Germany)	-	(1,879)	(1,879)	-
ZLB Plasma Services GmbH Pension Plan (Germany)	-	(120)	(120)	-
ZLB Behring KK Retirement Allowance Plan (Japan)	-	(5,672)	(5,672)	-
	325,941	(421,558)	(95,617)	10,499

[1] Plan assets at net market value, and accrued benefits have been calculated at 31 May 2006 (prior year: 30 June 2005), being the date of the most recent financial statements of the plans.

[2] Generally contribution recommendations for actively funded plans is based on a methodology that will achieve and maintain a target level of 100% - 105% coverage of vested defined benefit liabilities. The level of contributions to actively funded plans is reassessed annually.

[3] The principal economic assumptions used in making these recommendations include:

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Expected return on plan assets	**5.8%**	6.2%	**7.0%**	7.0%
Future salary increases	**2.6%**	2.4%	**5.0%**	5.0%

[4] The CSL Superannuation Plan (Australia) is also the defined benefit plan of the parent entity. On 1 June 2006 the CSL Superannuation Plan ceased operation as a stand alone fund. The Assets and Liabilities of the Plan were transferred to AustralianSuper under a Successor Fund Transfer Deed and the Plan now operates as a sub-plan of AustralianSuper. Benefits to members of the plan are unchanged by the new arrangements.

25 Employee benefits (continued)

(b) Defined contribution plans

The consolidated entity and parent entity makes contributions to various defined contribution superannuation plans. The amounts recognised as an expense for the year ended 30 June 2006 was $19,638,000 and $9,610,000 respectively (2005: $14,480,000 and $8,631,000).

26 Share based payments

(a) Share based payment schemes

The Company operates the following schemes that entitles key management personnel and senior employees to purchase shares in the company:

Senior Executive Share Ownership Plan (SESOP)

The Company has an option arrangement (Senior Executive Ownership Plan (SESOP)) where options were granted before 7 November 2002. AASB 2 has not been applied to these options in accordance with the transitional provisions of AASB 1. There are no outstanding SESOP options, however some interest free loans associated with exercised options remain (refer note 8 for details).

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

AASB 2 has only been applied to those options that were issued after 7 November 2002 in accordance with the transitional provisions of AASB 1.

Employee Performance Rights Plan (Performance Rights)

The establishment of the Employee Performance Rights Plan (Performance Rights) was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight-line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments

The number and exercise price for each share based payment scheme outstanding is presented as follows. All options are settled by physical delivery of shares.

June 2006	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2006
SESOP II (by grant date)									
16 November 1999*	17,000	-	(17,000)	-	-	-	$20.84	16-Nov-06	-
28 February 2000*	12,000	-	(12,000)	-	-	-	$21.01	28-Feb-07	-
9 February 2000*	40,000	-	(40,000)	-	-	-	$23.07	09-Feb-07	-
2 August 2000*	558,980	-	(467,580)	(41,100)	-	50,300	$34.04	02-Aug-07	50,300
20 June 2001*	634,400	-	(462,680)	(28,300)	-	143,420	$37.54	20-Jun-08	143,420
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	126,000	-	-	(41,000)	-	85,000	$37.54	22-Aug-08	85,000
18 October 2001*	5,000	-	-	(5,000)	-	-	$43.51	20-Aug-08	-
10 December 2001*	63,000	-	(24,800)	-	-	38,200	$49.94	09-Dec-08	38,200
28 January 2002*	20,000	-	-	(20,000)	-	-	$47.20	28-Jan-09	-
23 July 2002*	1,013,700	-	(459,610)	-	-	554,090	$27.97	23-Jul-09	554,090
16 October 2002*	30,000	-	(18,000)	-	-	12,000	$20.67	16-Oct-09	12,000
1 July 2003	392,900	-	(52,200)	-	-	340,700	$12.19	01-Jul-10	-
	3,002,980	-	(1,553,870)	(135,400)	-	1,313,710			
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	128,600	-	-	-	-	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	(15,700)	-	116,600	Nil	31-Mar-11	-
29 October 2004	83,400	-	-	(800)	-	82,600	Nil	25-Aug-11	-
15 July 2005	-	55,000	-	-	-	55,000	Nil	07-Jun-12	-
7 September 2005	-	346,750	-	(8,000)	-	338,750	Nil	07-Jun-12	-
7 March 2006	-	52,500	-	-	-	52,500	Nil	20-Dec-12	-
6 April 2006	-	40,850	-	-	-	40,850	Nil	20-Dec-12	-
	454,300	495,100	-	(24,500)	-	924,900			
GESP (by grant date)									
1 March 2005	29,789	-	(29,789)	-	-	-	$27.59	31-Aug-05	-
1 September 2005	-	32,990	(32,990)	-	-	-	$29.46	28-Feb-06	-
1 March 2006#	-	22,072	-	-	-	22,072	$44.17	31-Aug-06	-
	29,789	55,062	(62,779)	-		22,072			
Total	3,487,069	550,162	(1,616,649)	(159,900)	-	2,260,682			

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2006.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

SESOP II	$47.99
Performance Rights	-
GESP	$44.18

Notes to the Financial Statements continued

for the year ended 30 June 2006

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments (continued)

June 2005	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2005
SESOP II (by grant date)									
20 November 1997*	100,000	-	(100,000)	-	-	-	$8.93	20-Nov-04	-
14 July 1998*	58,310	-	(58,310)	-	-	-	$10.82	14-Jul-05	-
13 July 1999*	392,480	-	(392,480)	-	-	-	$13.23	13-Jul-06	-
16 November 1999*	85,000	-	(68,000)	-	-	17,000	$20.84	16-Nov-06	17,000
28 February 2000*	60,000	-	(48,000)	-	-	12,000	$21.01	28-Feb-07	12,000
9 February 2000*	200,000	-	(160,000)	-	-	40,000	$23.07	09-Feb-07	40,000
2 August 2000*	612,700	-	(28,720)	-	(25,000)	558,980	$34.04	02-Aug-07	558,980
20 June 2001*	649,500	-	-	-	(15,100)	634,400	$37.54	20-Jun-08	634,400
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	198,000	-	-	-	(72,000)	126,000	$37.54	22-Aug-08	126,000
18 October 2001*	5,000	-	-	-	-	5,000	$43.51	20-Aug-08	5,000
10 December 2001*	91,000	-	-	-	(28,000)	63,000	$49.94	09-Dec-08	63,000
28 January 2002*	20,000	-	-	-	-	20,000	$47.20	28-Jan-09	20,000
23 July 2002*	1,091,200	-	(15,000)	-	(62,500)	1,013,700	$27.97	23-Jul-09	1,013,700
16 October 2002*	30,000	-	-	-	-	30,000	$20.67	16-Oct-09	30,000
1 July 2003	507,600	-	(114,700)	-	-	392,900	$12.19	01-Jul-10	-
	4,190,790	-	(985,210)	-	(202,600)	3,002,980			2,610,080
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	153,000	-	-	-	(24,400)	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	-	-	132,300	Nil	31-Mar-11	-
29 October 2004	-	83,400	-	-	-	83,400	Nil	25-Aug-11	-
	395,300	83,400	-	-	(24,400)	454,300			-
GESP (by grant date)									
1 September 2004	-	35,895	(35,895)	-	-	-	$22.09	28-Feb-05	-
1 March 2005#	-	29,789	-	-	-	29,789	$27.59	31-Aug-05	-
	-	65,684	(35,895)	-	-	29,789			
Total	4,586,090	149,084	(1,021,105)	-	(227,000)	3,487,069			

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2005.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

SESOP II	$28.15
Performance Rights	-
GESP	$32.05

26 Share based payments (continued)

(c) Valuation assumptions and fair values of equity instruments granted

The fair value of services received in return for equity instruments granted are measured by reference to the fair value of equity instruments granted. The estimate of fair value of the services received is measured based on a combination of the Binomial and Black Scholes option valuation methodologies. The expected vesting period of equity instruments is also used as an input into the valuation model applied.

The following tables summarise the assumptions and fair values of unexercised equity instruments issued after 7 November 2002:

	Fair Value[1]	Share Price	Exercise Price	Expected volatility[2]	Life assumption	Expected dividend yield	Risk free interest rate
SESOP II (by grant date)							
1 July 2003	$4.58	$12.08	$12.19	37.0%	3–5 years	2.5%	5.60%
Performance Rights (by grant date)							
16 October 2003	$10.52	$16.25	Nil	37.0%	4 years	2.5%	5.61%
15 December 2003	$11.33	$17.51	Nil	37.0%	4 years	2.5%	5.79%
28 April 2004	$15.14	$22.91	Nil	35.0%	4 years	2.0%	5.71%
21 June 2004	$14.34	$21.72	Nil	34.0%	4 years	2.0%	5.63%
29 October 2004	$20.69	$28.80	Nil	34.0%	4 years	2.0%	5.32%
15 July 2005	$24.51	$34.90	Nil	27.0%	4 years	1.5%	5.19%
7 September 2005	$24.40	$34.75	Nil	27.0%	4 years	1.5%	5.10%
7 March 2006	$43.58	$53.25	Nil	27.0%	4 years	1.5%	5.37%
6 April 2006	$42.97	$53.41	Nil	27.0%	4 years	1.5%	5.51%
GESP (by grant date)[3]							
1 September 2004	$5.97	$26.03	$22.09	34.0%	6 months	2.0%	5.70%
1 March 2005	$7.60	$33.11	$28.14	34.0%	6 months	2.0%	5.70%
1 September 2005	$6.19	$34.52	$29.46	27.0%	6 months	1.5%	5.10%
1 March 2006	$10.89	$51.97	$44.17	27.0%	6 months	1.5%	5.37%

[1] Equity instruments are granted under a service condition and, for equity instruments issued under the SESOP II plan, a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement of the services received. The market conditions associated with equity instruments issued under the SESOP II and Performance Rights plans are incorporated into the determination of the fair value at grant date.

[2] The expected volatility is based on the historic volatility (calculated based on the remaining life assumption of each equity instrument), adjusted for any expected changes to future volatility due to publicly available information.

[3] The fair value of GESP equity instruments is estimated based on the assumptions prevailing on the grant date. In accordance with the terms and conditions of the GESP plan, shares are issued at the lower of the ASX market price on the first and last dates of the contribution period.

Notes to the Financial Statements continued

for the year ended 30 June 2006

27 Key management personnel disclosures

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Executive directors

B A McNamee (Chief Executive Officer and Managing Director)

A M Cipa (Finance Director)

Non-executive directors

P H Wade (Chairman)

J Akehurst

E A Alexander

I A Renard

M A Renshaw

K J Roberts

J Shine (appointed 1 June 2006)

A C Webster

Executives

P Turner (President, ZLB Behring)

C Armit (President, CSL Pharmaceutical)

P Bordonaro (President, CSL Bioplasma)*

A Cuthbertson (Chief Scientific Officer)

P Turvey (Company Secretary and General Counsel)

K Milroy (General Manager, Human Resources)^

T Giarla (President, CSL Bioplasma)*

A von Bibra (General Manager, Human Resources)^

* During the year the role of President of CSL Bioplasma transitioned from Mr Bordonaro to Mr Giarla.

^ During the year the role of General Manager of Human Resources transitioned from Mr Milroy to Ms von Bibra. The disclosures below for Ms von Bibra are for the period from 23 January 2006 to 30 June 2006.

27 Key management personnel disclosures (continued)

Total compensation for key management personnel

	Consolidated Entity		Parent Entity	
	2006 $	**2005 $**	**2006 $**	**2005 $**
Short term				
Salary and Fees	**6,192,904**	6,319,102	**5,306,879**	5,310,610
Short term incentive cash bonus	**4,271,247**	5,034,110	**3,384,564**	4,271,670
Non-monetary benefits	**365,655**	286,591	**331,271**	282,419
Total	**10,829,806**	11, 639,803	**9,022,714**	9,864,699
Post-employment				
Superannuation benefits	**520,348**	446,094	**441,652**	367,834
Total	**520,348**	446,094	**441,652**	367,834
Other long-term - Long service leave and equivalents	**447,035**	652,321	**361,843**	256,381
Share-based payments				
Equity settled shares / units	**1,625,820**	720,877	**1,416,676**	637,363
Equity settled options / rights	**998,719**	903,581	**840,379**	703,579
	2,624,539	1,624,458	**2,257,055**	1,340,942
Total	**14,421,728**	14,362,676	**12,083,264**	11,829,856

The consolidated entity has applied the relief granted in Regulation 2M of the Corporations Act to disclose certain compensation information required by AASB 124 Related Parties Disclosure in respect of key management personnel in the Directors' Report.

Loans to key management personnel and their related parties (consolidated entity)

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the consolidated entity to key management personnel and their related parties, and the number of individuals in each group, are as follows:

		Opening balance $	Interest charged $	Closing balance $	Number in group
Total for key management personnel	**2006**	**5,982,000**	**149,000**	**5,385,000**	**10**
	2005	3,812,000	143,000	5,982,000	12
Total for other related parties	**2006**	**-**	**-**	**-**	**-**
	2005	-	-	-	-
Total for key management personnel	**2006**	**5,982,000**	**149,000**	**5,385,000**	**10**
and their related parties	2005	3,812,000	143,000	5,982,000	12

Notes to the Financial Statements continued

for the year ended 30 June 2006

27 Key management personnel disclosures (continued)

Loans to key management personnel and their related parties (continued)

Details regarding loans outstanding at the reporting date to key management personnel and their related parties at any time during the reporting period, are as follows:

	Balance at 1 July 2005 $	Interest charged $	Balance at 30 June 2006 $	Highest owing in period $	Interest not charged $
Executive Directors					
B A McNamee	893,000	35,000	447,000	893,000	18,000
A M Cipa	48,000	2,000	46,000	48,000	2,000
Key Management Personnel					
P Turner	110,000	4,000	110,000	110,000	4,000
C Armit	2,537,000	40,000	1,615,000	3,460,000	62,000
P Bordonaro	330,000	-	-	330,000	2,000
A Cuthbertson	1,008,000	37,000	1,511,000	1,784,000	91,000
P Turvey	593,000	20,000	1,702,000	1,702,000	50,000
K Milroy	463,000	-	-	463,000	3,000
A von Bibra	-	-	-	-	-
T Giarla	-	11,000	-	-	-

All of the loans relate to SESOP and SESOP II under which key management personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under this plan. No grants of options have been made under SESOP II since July 2003.

Loans to key management personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2.5%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7.82%.

Other key management personnel transactions with the company or its controlled entities

The key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships, including property leases and collaborative research arrangements, with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

27 Key management personnel disclosures (continued)

Options and rights over equity instruments granted as compensation

The movement during the reporting period in the number of options and rights over ordinary shares in the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

SESOP and SESOP II Options	Balance at 1 July 2005	Number Granted	Number Exercised	Number Lapsed/ Fortified	Balance at 30 June 2006	Number vested during the year	Vested and exercisable at 30 June 2006
Executive Directors							
B A McNamee	-	-	-	-	-	-	-
A M Cipa	75,000	-	50,000	-	25,000	15,000	25,000
Executives							
P Turner	175,000	-	145,000	-	30,000	65,000	-
C Armit	90,000	-	40,000	-	50,000	70,000	30,000
P Bordonaro	75,000	-	75,000	-	-	15,000	-
A Cuthbertson	87,000	-	57,000	-	30,000	57,000	-
P Turvey	100,000	-	80,000	-	20,000	40,000	-
K Milroy	70,000	-	28,000	-	42,000	7,000	-
T Giarla	103,500	-	45,000	-	58,500	54,000	36,000
A von Bibra	39,600	-	21,120	-	18,480	5,280	-
Total	815,100	-	541,120	-	273,980	328,280	91,000

No SESOP or SESOP II options were granted in the current year. No SESOP or SESOP II options have been granted since the end of the financial year. The options have been provided at no cost to the recipients.

No options held by key management personnel are vested but not exercisable.

For further details, including the key terms and conditions, grant and exercise dates for options granted to executives, refer note 26.

Notes to the Financial Statements continued

for the year ended 30 June 2006

27. Key management personnel disclosures (continued)

Performance Rights	Balance at 1 July 2005	Number Granted	Balance at 30 June 2006
Executive Directors			
B A McNamee	70,000	77,500	147,500
A M Cipa	40,000	30,000	70,000
Executives			
P Turner	24,800	29,550	54,350
C Armit	14,400	7,450	21,850
P Bordonaro	20,800	7,450	28,250
A Cuthbertson	11,100	14,250	25,350
P Turvey	17,100	10,250	27,350
K Milroy	5,800	4,450	10,250
T Giarla	6,000	6,850	12,850
A von Bibra	1,500	3,300	4,800
Total	**211,500**	**191,050**	**402,550**

Performance Rights were granted during the current year as follows:

Date granted	Expiry date	Exercise price	Fair value
15 July, 2005	7 June 2012	Nil	$24.51
7 September, 2005	7 June 2012	Nil	$24.40
7 March, 2006	20 December 2012	Nil	$43.58
6 April, 2006	20 December 2012	Nil	$42.97

No Performance Rights have been granted since the end of the financial year. The Performance Rights have been provided at no cost to the recipients.

No Performance Rights held by key management personnel have vested.

For further details, including the key terms and conditions, grant and exercise dates for all Performance Rights granted to executives, refer note 26.

Modification of terms of equity-settled share-based payment transactions

No terms of equity-settled share-based payment transactions (including options and performance rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

27 Key management personnel disclosures (continued)

Exercise of equity instruments granted as compensation

During the reporting period, the following shares were issued on the exercise of options or performance rights granted as compensation:

	30 June 2006			30 June 2005		
	Date Option Granted	Number of shares	Paid per share $	Date Option Granted	Number of shares	Paid per share $
Directors						
B A McNamee	-	-	-	November 1997	100,000	$8.93
A M Cipa	**August 2000**	**50,000**	**$34.04**	July 1998	5,954	$10.82
				July 1999	20,000	$13.23
Executives						
P Turner	**July 2002**	**45,000**	**$27.97**	July 1998	10,192	$10.82
	August 2000	**100,000**	**$34.04**			-
C Armit	**February 2000**	**40,000**	**$23.07**	February 2000	160,000	$23.07
P Bordonaro	**August 2000**	**75,000**	**$34.04**	July 1998	6,000	$10.82
A Cuthbertson	**February 2000**	**12,000**	**$21.01**	July 1999	20,000	$13.23
	July 2002	**45,000**	**$27.97**	February 2000	48,000	$21.01
P Turvey	**August 2000**	**50,000**	**$34.04**	July 1998	5,924	$10.82
	July 2002	**30,000**	**$27.97**	July 1999	20,000	$13.23
K Milroy	**June 2001**	**28,000**	**$37.54**	July 1999	14,000	$13.23
T Giarla	**July 2003**	**45,000**	**$12.19**	July 1999	36,000	$13.23
A von Bibra	**June 2001**	**21,120**	**$37.54**	-	-	-
	Total:	**541,120**			446,070	

There are no amounts unpaid on the shares as a result of the exercise of options or performance rights.

Movements in shares	Balance at 1 July 2005	Options/Performance Rights Exercised during year	Other changes during year	Balance at 30 June 2006
Executive Directors				
B A McNamee	343,511	-	(50,000)	**293,511**
A M Cipa	8,547	50,000	(50,000)	**8,547**
Non-Executive Directors				
P H Wade	30,910	-	1,241	**32,151**
J Akehurst	6,313	-	531	**6,844**
E A Alexander	6,516	-	531	**7,047**
I A Renard	6,373	-	531	**6,904**
M A Renshaw	659	-	531	**1,190**
K J Roberts	5,838	-	(469)	**5,369**
A C Webster	8,842	-	531	**9,373**
Executives				
P Turner	12,242	145,000	(145,000)	**12,242**
C Armit	110,910	40,000	(80,000)	**70,910**
P Bordonaro	26,760	75,000	(101,000)	**760**
A Cuthbertson	48,379	57,000	(48,000)	**57,379**
P Turvey	46,971	80,000	(75,713)	**51,258**
K Milroy	36,603	28,000	(62,832)	**1,771**
T Giarla	-	45,000	(45,000)	**-**
A von Bibra	1,283	21,120	(21,765)	**638**
Total	700,657	541,120	(675,883)	**565,894**

There have been no movements in shareholdings of key management personnel between 30 June 2006 and the date of this report.

28 Non key management personnel related party disclosure

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Identity of related parties

The parent entity has a related party relationship with its subsidiaries (see note 31) and with its key management personnel (see note 27).

Other related party transactions

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

Wholly owned subsidiaries

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through intercompany loan accounts and may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned subsidiaries are set out in the notes to the financial statements.

Partly owned subsidiaries

- No transactions occurred during the year.

Amounts payable to and receivable from parties in the partly owned subsidiaries are set out in the notes to the financial statements.

Transactions with key management personnel and their related parties

Disclosures relating to key management personnel are disclosed in note 27.

Transactions with other related parties

During the year, the parent and subsidiaries made contributions to defined benefit and contribution superannuation plans as disclosed in note 25.

Ownership interests in related parties

The ownership interests in related parties in the consolidated entity are disclosed in note 31. All transactions with subsidiaries have been eliminated on consolidation.

29 Remuneration of Auditors

	Consolidated Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its subsidiaries by:				
Ernst & Young	**751,500**	590,217	**751,500**	590,217
Ernst & Young related practices	**2,541,364**	2,391,655	**-**	-
	3,292,864	2,981,872	**751,500**	590,217
Amounts received, or due and receivable, for the other services in relation to the parent entity and its subsidiaries by:				
Ernst & Young				
- due diligence / completion audits	**16,000**	488,408	**16,000**	488,408
- accounting advice	**-**	67,500	**-**	67,500
- compliance and other audits	**13,050**	46,764	**13,050**	46,764
Ernst & Young related practices				
- due diligence / completion audits	**-**	19,695	**-**	-
- accounting advice	**-**	-	**-**	-
- compliance and other audits	**181,193**	-	**-**	-
	210,243	622,367	**29,050**	602,672
	3,503,107	3,604,239	**780,550**	1,192,889

30 Commitments and contingencies

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
(a) Operating leases				
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	**35,667**	31,889	**1,259**	1,433
Later than one year but not later than five years	**86,466**	86,222	**2,084**	2,619
Later than five years	**117,482**	132,268	**370**	378
	239,615	250,379	**3,713**	4,430

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are predominantly fixed, but generally contain inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
(b) Finance leases				
Future minimum lease payments are payable as follows:				
Not later than one year	**4,771**	4,242	**-**	-
Later than one year but not later than five years	**17,416**	16,614	**-**	-
Later than five years	**49,160**	49,095	**-**	-
Total minimum lease payments	**71,347**	69,951	**-**	-
Future finance charges	**(29,826)**	(29,710)	**-**	-
Finance lease liability	**41,521**	40,241	**-**	-
The present value of finance lease liabilities is as follows:				
Not later than one year	**2,198**	1,850	**-**	-
Later than one year but not later than five years	**8,372**	7,969	**-**	-
Later than five years	**30,951**	30,422	**-**	-
	41,521	40,241	**-**	-
Finance lease – current liability (refer note 17)	**2,111**	1,756	**-**	-
Finance lease – non-current liability (refer note 17)	**39,410**	38,485	**-**	-
	41,521	40,241	**-**	-

Finance leases entered into relate predominantly to leased plant and equipment. Lease payments are generally fixed for the life of the agreement. At the end of the lease term, the consolidated entity has the option to purchase the equipment at a discount to market value, a price deemed to be a bargain purchase option. No finance leases contain restrictions on financing or other leasing activities.

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
30 Commitments and contingencies (continued)				
(c) Total lease liability				
Current				
Finance leases (refer note 17)	**2,111**	1,756	**-**	-
Surplus lease space (refer note 19)	**2,343**	6,720	**-**	-
	4,454	8,476	**-**	-
Non-current				
Finance leases (refer note 17)	**39,410**	38,485	**-**	-
Surplus lease space (refer note 19)	**948**	3,844	**-**	-
	40,358	42,329	**-**	-
	44,812	50,805	**-**	-
(d) Capital commitments				
Capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**40,109**	11,808	**13,832**	4,500
Later than one year but not later than five years	**8,160**	-	**-**	-
Later than five years	**-**	-	**-**	-
	48,269	11,808	**13,832**	4,500

(e) Contingent assets and liabilities

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
Parent entity guarantee of subsidiary borrowings	**-**	-	**858,451**	818,897
Bank guarantees	**26,632**	23,186	**4,995**	4,045
	26,632	23,186	**863,446**	822,942

Service agreements

The maximum contingent liability for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity. The maximum liability that could arise, for which no provisions are included in the financial statements is as follows:

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
Service agreements	**7,683**	8,243	**5,463**	3,780

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in the defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment of a material amount in respect of litigation is remote. An estimate of the financial effect of this litigation cannot be calculated as it is not practicable at this stage The consolidated entity has disclaimed liability for, and is vigorously defending, all current claims and actions that have been made.

Deed of cross guarantee

The parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the subsidiaries which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up. Refer note 33 for details.

	Country of incorporation	Percentage Owned	
		2006 %	2005 %
31 Controlled Entities			
Parent Entity:			
CSL Limited	Australia		
Subsidiaries of CSL Limited:			
Cervax Pty Ltd	Australia	74	74
CSL (New Zealand) Limited	New Zealand	100	100 (a)
Iscotec AB	Sweden	100	100 (a)
CSL International Pty Ltd	Australia	100	100
CSL Finance Pty Ltd	Australia	100	100
CSL Denmark ApS	Denmark	100	100 (a)
ZLB Behring AG	Switzerland	100	100 (a)
ZLB GmbH	Germany	100	100 (a)
CSL UK Holdings Limited	England	100	100 (a)
ZLB Bioplasma UK Limited	England	100	100 (a)
ZLB Holdings Inc	USA	100	100
CSL Biotherapies Inc	USA	100	- (b)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	100	100 (a)
ZLB Behring LLC	USA	100	100 (a)
ZLB Behring Sales Force Inc.	USA	100	100 (a)
ZLB Bioplasma Inc	USA	100	100 (a)
ZLB Behring Canada Inc.	Canada	100	100 (a)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	100	100 (a)
ZLB Behring KK	Japan	100	100 (a)
ZLB Behring S.A. de C.V.	Mexico	100	100 (a)
ZLB Behring S.A.	France	100	100 (a)
ZLB Pharma GmbH	Germany	100	100 (a)
ZLB Behring Foundation for Research and Advancement of Patient Health	USA	100	100 (a)
ZLB Behring Verwaltungs GmbH	Germany	100	100 (a)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	100	100 (a)
ZLB Plasma Services GmbH	Germany	100	100 (a)
ZLB Behring GmbH	Germany	100	100 (a)
ZLB Behring (Switzerland) AG	Switzerland	100	100 (a)
ZLB Behring GmbH	Austria	100	100 (a)
ZLB Behring S.A.	Spain	100	100 (a)
ZLB Behring A.B.	Sweden	100	100 (a)
ZLB Behring S.p.A.	Italy	100	100 (a)
ZLB Behring N.V.	Belgium	100	100 (a)
ZLB Behring Lda	Portugal	100	100 (a)
ZLB Behring MEPE	Greece	100	100 (a)
ZLB Behring Asia Pacific Limited	Hong Kong	100	100 (a)
ZLB Behring S.A.	Argentina	100	100 (a)
ZLB Behring Holdings Ltd.	England	100	100 (a)
ZLB Behring UK Ltd.	England	100	100 (a)
CSL Biotherapies Asia Pacific Limited	Hong Kong	100	- (b)

(a) Audited by affiliates of the parent entity auditors.
(b) CSL Biotherapies Inc and CSL Biotherapies Asia Pacific Limited were incorporated during the year.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
32 Statement of Cash Flows					
(a) Reconciliation of cash and cash equivalents and non-cash financing and investing activities					
Cash at the end of the year is shown in the cash flow statement as:					
Cash at bank and on hand	7	**384,064**	258,528	**28,066**	-
Cash deposits	7	**369,630**	465,314	**149,224**	461,769
Bank overdrafts	17	**(5,706)**	(4,091)	**-**	-
		747,988	719,751	**177,290**	461,769
(b) Reconciliation of Profit after Tax to Cash Flows from Operations					
Profit after tax		**117,357**	487,774	**16,034**	55,295
Non-cash items in profit after tax					
Contingent consideration		**233,536**	-	**-**	-
Depreciation and amortisation		**116,064**	125,137	**31,122**	29,746
Loss / (Gain) on sale of property, plant and equipment		**(421)**	1,994	**75**	67
Finance costs		**1,351**	1,258	**-**	-
Unwinding of discount		**7,360**	9,271	**-**	-
Realised exchange loss on disposal of foreign subsidiaries reclassified to the income statement		**-**	11,164	**-**	-
Share based payments expense		**4,684**	2,294	**4,684**	2,294
Changes in assets and liabilities, net of the effects of purchase / disposal of subsidiaries:					
(Increase)/decrease in trade and other receivables		**24,704**	(86,707)	**(16,803)**	(13,988)
(Increase)/decrease in inventories		**30,500**	157,972	**(6,975)**	6,696
(Increase)/decrease in retirement benefit assets		**(19,342)**	927	**213**	-
(Increase)/decrease in deferred tax assets		**6,809**	173,235	**(14,216)**	-
Increase/(decrease) in trade and other payables		**(6,066)**	31,036	**10,751**	892
Increase/(decrease) in deferred government grants		**1,504**	2,460	**1,504**	2,460
Increase/(decrease) in provisions		**(3,713)**	(22,222)	**5,862**	(2,316)
Increase/(decrease) in retirement benefit liabilities		**(5,714)**	(37,060)	**(158)**	(336)
Increase/(decrease) in deferred tax liabilities		**13,551**	(53,024)	**23,958**	(5,087)
		522,164	805,509	**56,051**	75,723
Less: Gain on sale of discontinued operations, net of tax	6	**-**	237,687	**-**	-
Net cash inflow from operating activities		**522,164**	567,822	**56,051**	75,723

(c) Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity Accessible $000	Consolidated Entity Drawn down $000	Consolidated Entity Unused $000	Parent Entity Accessible $000	Parent Entity Drawn down $000	Parent Entity Unused $000
June 2006						
Bank overdraft facility (b), (d)	**10,219**	**5,706**	**4,513**	**4,513**	**-**	**4,513**
Bank loan facilities (a), (d)	**655,132**	**486,778**	**168,354**	**-**	**-**	**-**
Total financing facilities (c)	**665,351**	**492,484**	**172,867**	**4,513**	**-**	**4,513**

32 Statement of Cash Flows (continued)

(c) Financing Facilities (continued)

	Consolidated Entity			Parent Entity		
	Accessible $000	Drawn down $000	Unused $000	Accessible $000	Drawn down $000	Unused $000
June 2005						
Bank overdraft facility (b), (d)	9,383	4,091	5,292	4,482	-	4,482
Bank loan facilities (a), (d)	658,514	458,269	200,245	-	-	-
Total financing facilities (c)	667,897	462,360	205,537	4,482	-	4,482

(a) Drawn facilities expire in March 2007 and March 2009.

(b) No specific expiry date.

(c) The current / non-current allocation of loan facilities reflects the existing refinancing arrangements in place during the period.

(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

33 Deed of Cross Guarantee

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. JRH Biosciences Pty Ltd was removed from the deed on its disposal from the group during the prior year. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd (until its disposal on 28 February 2005) is as follows:

	Consolidated Entity	
Summarised Income Statement and Retained Earnings	**2006 $000**	**2005 $000**
Profit before tax	**243,272**	206,493
Income tax expense	**(10,268)**	(15,356)
Net profit	**233,004**	191,137
Set out below is a summary of movements in consolidated retained earnings of the closed group:		
Retained earnings at beginning of the financial year	**581,196**	474,971
Net profit	**233,004**	191,137
Actuarial gain / (loss) on defined benefit plans, net of tax	**1,437**	38
Dividends provided for or paid	**(124,394)**	(84,950)
Retained earnings at the end of the financial year	**691,243**	581,196

As disclosed in note 5 the contingent consideration on the acquisition of Aventis Behring was recognised on 20 June 2006 and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited. As the provision was booked in ZLB Bioplasma (Hong Kong) Limited, the provision and associated charge is not reflected within the class order group.

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

33 Deed of Cross Guarantee (continued)

	Consolidated Entity	
Balance Sheet	**2006 $000**	**2005 $000**
CURRENT ASSETS		
Cash and cash equivalent	**434,383**	461,769
Trade and other receivables	**58,975**	53,370
Current tax assets	**57,374**	-
Inventories	**66,426**	59,451
Other financial assets	**-**	-
Total current assets	**617,158**	574,590
NON-CURRENT ASSETS		
Trade and other receivables	**429,080**	456,876
Other financial assets	**1,259,318**	1,298,641
Property, plant and equipment	**268,881**	261,402
Deferred tax assets	**24,457**	-
Intangible assets	**20,000**	20,000
Retirement benefit assets	**1,840**	-
Total non-current assets	**2,003,576**	2,036,919
TOTAL ASSETS	**2,620,734**	2,611,509
CURRENT LIABILITIES		
Trade and other payables	**109,361**	138,221
Interest-bearing liabilities and borrowings	**359,855**	-
Other financial liabilities	**-**	-
Current tax liabilities	**24,801**	-
Provisions	**26,116**	17,848
Deferred government grants	**371**	296
Retirement benefit liabilities	**-**	-
Total Current Liabilities	**520,504**	156,365
NON-CURRENT LIABILITIES		
Trade and other payables	**69,813**	1,328
Interest-bearing liabilities and borrowings	**274,399**	595,520
Non-current tax liabilities	**-**	-
Deferred tax liabilities	**37,225**	31,617
Provisions	**5,223**	16,391
Deferred government grants	**4,093**	2,664
Retirement benefit liabilities	**-**	159
Total Non-Current Liabilities	**390,753**	647,679
TOTAL LIABILITIES	**911,257**	804,044
NET ASSETS	**1,709,477**	1,807,465
EQUITY		
Contributed equity	**994,101**	1,223,466
Reserves	**24,133**	2,803
Retained earnings	**691,243**	581,196
TOTAL EQUITY	**1,709,477**	1,807,465

	Consolidated Entity	
	2006 $000	2005 $000
34 Earnings Per Share		
Earnings used in calculating basic and dilutive earnings per share comprises:		
Profit from continuing operations	**117,357**	234,729
Profit from discontinuing operations	**-**	253,045
Profit attributable to ordinary shareholders	**117,357**	487,774

	Number of shares	
	2006	2005
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	**182,025,674**	195,988,194
Effect of dilutive securities:		
Senior Executive Share Ownership Plan options	**697,530**	500,953
Employee Performance Rights	**587,904**	321,154
Global Employee Share Plan	**29,299**	7,551
Contingent Consideration	**7,098,615**	4,852,093
Adjusted weighted average number of ordinary shares used in the calculation of diluted earnings per share:	**190,439,022**	201,669,945

Contingent consideration

In accordance with AASB 133 Earnings Per Share, contingent consideration that may be settled in either cash or ordinary shares is required to be included in the calculation of diluted earnings per share where the effect is dilutive.

Conversions, calls, subscription or issues after 30 June 2006

Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

35 Events occurring after reporting date

On 17 July 2006, the consolidated entity announced a proposal to acquire 100% of the issued shares (125.2 million at 30 June 2006) in Zenyth Therapeutics Limited (Zenyth), a listed Australian based biotechnology company. The consideration offered is 82 cents cash per share. The proposal has been unanimously recommended by Zenyth's directors and is proposed to be implemented by way of a scheme of arrangement between Zenyth and its shareholders.

36 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity is primarily exposed to the risk of adverse movements in exchange rates and interest rates and accordingly uses derivative financial instruments to manage specifically identified risks as approved by the board of directors. The accounting policy applied by the consolidated entity in respect to derivative financial instruments is outlined in note 1(w).

The purpose of specific derivative instruments that may be used by the consolidated entity is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased when considered necessary to create a desired hedge position; and
- Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts.

Interest Rate Risk Exposures

The consolidated entity is, from time to time, exposed to interest rate risk through primary financial assets and liabilities. In accordance with the consolidated entities approved risk management policies, derivative financial instruments such as interest rate swaps are used to hedge interest rate risk exposures. As at 30 June 2006, no derivative financial instruments hedging interest rate risk were outstanding (2005: Nil).

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

Consolidated Entity – June 2006	Floating Rate (a) $000	Fixed interest rate maturing in 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	753,694	-	-	-	-	753,694	4.75%
Trade and other receivables	-	-	-	-	611,352	611,352	-
Other financial assets	-	-	-	-	12,600	12,600	-
	753,694	-	-	-	623,952	1,377,646	
Financial Liabilities							
Trade and other payables	-	-	-	-	388,979	388,979	-
Bank loans – unsecured	486,922	-	-	-	-	486,922	2.59%
Deferred consideration –intangibles acquired	-	9,261	16,459	-	-	25,720	2.78%
Deferred consideration –subsidiary acquired	-	80,228	82,262	-	-	162,490	4.35%
Bank overdraft – unsecured	5,706	-	-	-	-	5,706	5.10%
Senior unsecured notes	-	18,993	75,713	241,764	-	336,470	5.22%
Lease liabilities	-	2,111	8,394	31,016	-	41,521	6.14%
	492,628	110,593	182,828	272,780	388,979	1,447,808	

36 Financial Instruments (continued)

Consolidated Entity – June 2005	Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	723,842	-	-	-	-	723,842	4.29%
Trade and other receivables	-	-	-	-	573,253	573,253	-
Other financial assets	-	-	-	-	16,566	16,566	-
	723,842	-	-	-	589,819	1,313,661	
Financial Liabilities							
Trade and other payables	-	-	-	-	398,555	398,555	-
Bank overdraft	4,091	-	-	-	-	4,091	2.45%
Bank loans - unsecured	458,269	-	-	-	-	458,269	1.82%
Deferred consideration –intangibles acquired	-	8,283	24,255	-	-	32,538	2.50%
Deferred consideration –subsidiary acquired	-	-	150,950	-	-	150,950	4.36%
Senior unsecured notes	-	-	74,258	250,633	-	324,891	5.70%
Lease liabilities	-	1,756	11,733	26,752	-	40,241	5.95%
	462,360	10,039	261,196	277,385	398,555	1,409,535	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

Parent Entity – June 2006	Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	177,290	-	-	-	-	177,290	5.62%
Trade and other receivables	-	-	-	-	110,851	110,851	-
Other financial assets	-	-	-	-	1,232,935	1,232,935	-
	177,290	-	-	-	1,343,786	1,521,076	
Financial Liabilities							
Trade and other payables	-	-	-	-	688,999	688,999	-
	-	-	-	-	688,999	688,999	

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

36 Financial Instruments (continued)

Parent Entity – June 2005	Floating Rate (a) $000	Fixed interest rate maturing in 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	461,769	-	-	-	-	461,769	5.54%
Trade and other receivables	-	-	-	-	91,324	91,324	-
Other financial assets	-	-	-	-	1,232,905	1,232,905	-
	461,769	-	-	-	1,324,229	1,785,998	
Financial Liabilities							
Trade and other payables	-	-	-	-	595,199	595,199	-
	-	-	-	-	595,199	595,199	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other subsidiaries also enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group subsidiaries from movements in exchange rates that would give rise to an income statement impact.

Hedges of net investment in foreign subsidiaries

Included in Interest Bearing Liabilities (refer note 17) as at 30 June 2006, are Unsecured Notes amounting to US$86.66m (2005: US$175m) and EUR 70.334m (2005: Nil) that are designated as a hedge of the consolidated entity's investment in ZLB Holdings Inc and ZLB Behring Gmbh. A net foreign exchange loss of $8.5m (2005: gain of $24.6m) was recognised in equity on translation of these borrowings to Australian Dollars.

Included in Interest Bearing Liabilities (refer note 17) as at 30 June 2006, are Bank Loans amounting to EUR 130m (2005: EUR 130m) that are designated as a hedge of the consolidated entity's investment in ZLB Behring GmbH. A net foreign exchange loss of $17.3m (2005: gain of $22.4m) was recognised in equity on translation of these borrowings to Australian Dollars.

Sensitivity analysis

In managing interest rate and currency risks the consolidated entity aims to reduce the impact of short-term fluctuations on the consolidated entity's earnings. However, over the longer-term, permanent changes in foreign exchange and interest rates would give rise to a consolidated entity income statement impact.

At 30 June 2006 it is estimated that a general increase of one percentage point in interest rates would increase/(decrease) the consolidated entity's profit after tax by approximately $1.8m (2005: $1.8m).

It is estimated that a general increase of one percentage point in the value of the Australian Dollar against other currencies would increase/(decrease) the consolidated entity's profit after tax by approximately $3.3m for the year ended 30 June 2006 (2005: $2.6m). The forward exchange contracts have been included in this calculation.

36 Financial Instruments (continued)

Fair values

The fair values, together with the carrying amounts of Financial Asset and Financial Liabilities shown in the balance sheet, are as follows:

Consolidated Entity	Carrying amount 2006 $000	Fair Value 2006 $000	Carrying amount 2005 $000	Fair Value 2005 $000
Financial Assets				
Cash and cash equivalents	**753,694**	**753,694**	723,842	723,842
Trade and other receivables	**611,352**	**611,352**	573,253	573,253
Other financial assets				
Derivatives	**-**	**-**	-	-
Unlisted equity securities	**4,728**	**4,728**	4,698	4,698
Managed financial assets	**7,872**	**7,872**	11,868	11,868
	1,377,646	**1,377,646**	1,313,661	1,313,661
Financial Liabilities				
Bank overdraft	**5,706**	**5,706**	4,091	4,091
Trade and other payables	**388,979**	**388,979**	398,555	398,555
Interest bearing liabilities and borrowings				
Unsecured bank loans	**486,922**	**486,922**	458,269	459,287
Unsecured notes	**336,470**	**338,462**	324,891	327,225
Deferred cash settlement	**188,210**	**188,210**	183,488	183,488
Finance leases	**41,521**	**41,521**	40,241	40,241
Other financial liabilities				
Derivatives	**-**	**-**	-	-
	1,447,808	**1,449,800**	1,409,535	1,412,887

There are no unrecognised gains or losses.

Parent Entity	Carrying amount 2006 $000	Fair Value 2006 $000	Carrying amount 2005 $000	Fair Value 2005 $000
Financial Assets				
Cash and cash equivalents	**177,290**	**177,290**	461,769	461,769
Trade and other receivables	**110,851**	**110,851**	91,324	91,324
Other financial assets				
Derivatives	**-**	**-**	-	-
Unlisted equity securities	**4,728**	**4,728**	4,698	4,698
Long term deposits	**-**	**-**	-	-
Managed financial assets	**-**	**-**	-	-
	292,869	**292,869**	557,791	557,791
Financial Liabilities				
Bank overdraft	**-**	**-**	-	-
Trade and other payables	**688,999**	**688,999**	595,199	595,199
Interest bearing liabilities and borrowings				
Unsecured bank loans	**-**	**-**	-	-
Unsecured notes	**-**	**-**	-	-
Deferred cash settlement	**-**	**-**	-	-
Finance leases	**-**	**-**	-	-
Other financial liabilities				
Derivatives	**-**	**-**	-	-
	688,999	**688,999**	595,199	595,199

There are no unrecognised gains or losses.

36 Financial Instruments (continued)

The following methods and assumptions were used to determine the net fair values of financial assets and liabilities:

Trade and other receivables / payables

The carrying value of trade and other receivables/payables with a remaining life of less than one year is deemed to reflect its fair value. All other trade and other receivables/payables are discounted to determine fair values.

Other financial assets – Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. Where discounted cash flows are used, estimated future cash flows are based on the director's best estimate and the discount rate is a market related rate for a similar instrument at the balance sheet date.

Other financial assets – other

Fair value is estimated using valuation techniques including recent arm's length transactions of like assets, discounted cash flow analysis and comparison to fair values of similar financial instruments.

Interest bearing liabilities and borrowings

Fair value is calculated based on the discounted expected future principal and interest cash flows.

Interest bearing liabilities and borrowings – Finance leases

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under financial instruments contracts or the amount receivable from trade and other debtors. Management has established policies to monitor and limit the exposure to credit risk on an on-going basis.

Transactions involving derivative financial instruments are with counterparties with whom the consolidated entity has a signed netting agreement as well as sound credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

The consolidated entity minimises the credit risks associated with trade and other debtors by undertaking transactions with a large number of customers in various countries.

The maximum exposure to credit risk at balance date is the carrying amount, net of any allowance for doubtful debts or impairment, of each financial asset, including derivative financial instruments, in the balance sheet.

The credit quality of financial assets that are neither past due, nor impaired is as follows:

For the year ended 30 June 2006	Financial Institutions	Governments	Hospitals	Buying Groups	Other	Total
Cash and cash equivalents	753,694	-	-	-	-	753,694
Trade and other receivables	1,242	36,104	209,817	170,555	193,634	611,352
Other financial assets	12,600	-	-	-	-	12,600
	767,536	36,104	209,817	170,555	193,634	1,377,646

The consolidated entity has not renegotiated any material collection/repayment terms of any financial assets in the current financial year.

36 Financial Instruments (continued)

Credit Risk (continued)

An analysis of trade receivables that are past due and the allowance for doubtful debts is as follows: All other financial assets are less than 30 days overdue.

For the period ended 30 June 2006:	Not impaired	Impaired	Allowance for doubtful debts
Trade and other receivables:			
less than 30 days overdue	357,451	-	-
more than 30 but less than 90 days overdue	84,605	-	-
more than 90 days overdue	82,926	13,744	13,744
	524,982	13,744	13,744

Financial assets are considered impaired where there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original trade and other receivable terms. An allowance for doubtful debts is created for the difference between the assets carrying amount and the present value of estimated future cashflows. The consolidated entity's trading terms do not generally include the requirement for customers to provide collateral as security for financial assets.

37 Explanation of transition to AIFRS

As stated in significant accounting policies note 1, these consolidated financial statements are the first prepared in accordance with AIFRS.

The policies set out in the significant accounting policies section of this report have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet as at 1 July 2004 (the consolidated entity's transition date).

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (AGAAP). An explanation of how the transition from the previous AGAAP to AIFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

(a) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

i). At the date of transition to AIFRS: 1 July 2004

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
CURRENT ASSETS							
Cash and cash equivalents		114,896	-	114,896	12,700	-	12,700
Trade and other receivables	ix	532,196	31,860	564,056	43,265	3,894	47,159
Inventories		1,352,578	-	1,352,578	66,147	-	66,147
Other	ix	31,860	(31,860)	-	3,894	(3,894)	-
Total Current Assets		2,031,530	-	2,031,530	126,006	-	126,006
NON-CURRENT ASSETS							
Trade and other receivables		6,489	-	6,489	305,109	-	305,109
Other financial assets		8,223	-	8,223	1,204,058	-	1,204,058
Property, plant and equipment		887,017	-	887,017	259,199	-	259,199
Deferred tax assets	v	77,644	192,825	270,469	9,825	(9,825)	-
Intangible assets		859,870	-	859,870	20,000	-	20,000
Other	xi	4,610	(4,610)	-	-	-	-
Retirement benefit assets	ii	-	1,026	1,026	-	-	-
Total Non-Current Assets		1,843,853	189,241	2,033,094	1,798,191	(9,825)	1,788,366
TOTAL ASSETS		3,875,383	189,241	4,064,624	1,924,197	(9,825)	1,914,372
CURRENT LIABILITIES							
Trade and other payables		458,502	-	458,502	53,905	-	53,905
Interest-bearing liabilities and borrowings	x	13,297	(5,353)	7,944	-	-	-
Other financial liabilities		-	-	-	-	-	-
Current tax liabilities		26,903	-	26,903	21,960	-	21,960
Provisions	x	199,406	5,353	204,759	15,843	-	15,843
Deferred government grants	iv	-	296	296	-	296	296
Total Current Liabilities		698,108	296	698,404	91,708	296	92,004
NON-CURRENT LIABILITIES							
Interest bearing liabilities and borrowings	x,xi	854,347	(13,759)	840,588	-	-	-
Deferred tax liabilities	v	80,577	61,239	141,816	12,699	(2,822)	9,877
Provisions	ii,x	168,309	(86,023)	82,286	20,712	-	20,712
Deferred government grants	iv	-	204	204	-	204	204
Retirement benefit liabilities	ii	-	116,591	116,591	-	533	533
Total Non-Current Liabilities		1,103,233	78,252	1,181,485	33,411	(2,085)	31,326
TOTAL LIABILITIES		1,801,341	78,548	1,879,889	125,119	(1,789)	123,330
NET ASSETS		2,074,042	110,693	2,184,735	1,799,078	(8,036)	1,791,042
EQUITY							
Contributed equity		1,502,417	-	1,502,417	1,502,417	-	1,502,417
Reserves	xv	77,373	(76,432)	941	22,824	(21,883)	941
Retained earnings	xvi	494,252	187,125	681,377	273,837	13,847	287,684
TOTAL EQUITY		2,074,042	110,693	2,184,735	1,799,078	(8,036)	1,791,042

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

ii). At the end of the last reporting period under previous AGAAP: 30 June 2005

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
CURRENT ASSETS							
Cash and cash equivalents		723,842	-	723,842	461,769	-	461,769
Trade and other receivables	ix	536,983	22,244	559,227	68,864	2,419	71,283
Inventories		946,583	-	946,583	59,451	-	59,451
Other	ix	22,244	(22,244)	-	2,419	(2,419)	-
Other financial assets		-	-	-	-	-	-
Total Current Assets		2,229,652	-	2,229,652	592,503	-	592,503
NON-CURRENT ASSETS							
Trade and other receivables	ix	11,014	3,012	14,026	20,041	-	20,041
Other financial assets	ix	19,578	(3,012)	16,566	1,232,905	-	1,232,905
Property, plant and equipment		769,143	-	769,143	261,402	-	261,402
Deferred tax assets	v	97,414	(20,755)	76,659	10,400	(10,400)	-
Intangible assets	i,vi	744,143	42,292	786,435	20,000	-	20,000
Other	xi	3,352	(3,352)	-	-	-	-
Retirement benefit assets	ii	-	50	50	-	-	-
Total Non-Current Assets		1,644,644	18,235	1,662,879	1,544,748	(10,400)	1,534,348
TOTAL ASSETS		3,874,296	18,235	3,892,531	2,137,251	(10,400)	2,126,851
CURRENT LIABILITIES							
Trade and other payables	v	398,555	-	398,555	573,540	21,659	595,199
Interest-bearing liabilities and borrowings	x	21,861	(6,720)	15,141	-	-	-
Other financial liabilities		-	-	-	-	-	-
Current tax liabilities		37,130	-	37,130	-	-	-
Provisions	x	75,171	6,720	81,891	17,848	-	17,848
Deferred government grants	iv	-	296	296	-	296	296
Total Current Liabilities		532,717	296	533,013	591,388	21,955	613,343
NON-CURRENT LIABILITIES							
Interest bearing liabilities and borrowings	x,xi	1,003,035	(7,196)	995,839	-	-	-
Deferred tax liabilities	v	106,814	(28,537)	78,277	33,968	(24,010)	9,958
Provisions	ii,x	157,218	(78,672)	78,546	16,391	-	16,391
Deferred government grants	iv	-	2,664	2,664	-	2,664	2,664
Retirement benefit liabilities	ii	-	95,667	95,667	-	159	159
Total Non-Current Liabilities		1,267,067	(16,074)	1,250,993	50,359	(21,187)	29,172
TOTAL LIABILITIES		1,799,784	(15,778)	1,784,006	641,747	768	642,515
NET ASSETS		2,074,512	34,013	2,108,525	1,495,504	(11,168)	1,484,336
EQUITY							
Contributed equity	iii	1,223,034	432	1,223,466	1,223,034	432	1,223,466
Reserves	xv	(62,091)	(120,915)	(183,006)	22,824	(20,021)	2,803
Retained earnings	xvi	913,569	154,496	1,068,065	249,646	8,421	258,067
TOTAL EQUITY		2,074,512	34,013	2,108,525	1,495,504	(11,168)	1,484,336

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

(b) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

i). Reconciliation of profit for the year ended 30 June 2005

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
Sales revenue	vi	2,749,934	(140,969)	2,608,965	363,320	-	363,320
Cost of sales	vi,xiv	(1,686,776)	67,943	(1,618,833)	(169,872)	(981)	(170,853)
Gross profit		1,063,158	(73,026)	990,132	193,448	(981)	192,467
Other revenue	iv,vi,xii	502,976	(461,682)	41,294	33,471	(2,473)	30,998
Research and development expenses	vi	(145,721)	4,763	(140,958)	(59,192)	-	(59,192)
Selling and marketing expenses	vi	(332,336)	7,470	(324,866)	(42,517)	-	(42,517)
General and administration expenses	ii,iii,vi,xii xiii,xiv	(174,583)	58,079	(116,504)	(55,577)	(981)	(56,558)
Other expenses – Net assets of discontinued operations	vi	(178,548)	178,548	-	-	-	-
Other expenses	i,vi,xiii	(51,366)	51,366	-	-	-	-
Finance costs	vi	(41,640)	2,825	(38,815)	(387)	-	(387)
Profit before income tax expense – continuing operations		641,940	(231,657)	410,283	69,246	(4,435)	64,811
Income tax expense – continuing operations	v	(95,422)	(80,132)	(175,554)	(8,487)	(1,029)	(9,516)
Net Profit after tax from continuing operations		546,518	(311,789)	234,729	60,759	(5,464)	55,295
Net Profit after tax from discontinued operations	vi	-	253,045	253,045	-	-	-
Net profit attributable to members of CSL Limited		546,518	(58,744)	487,774	60,759	(5,464)	55,295

(c) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(d) Adoption of AASB 132 *Financial Instruments: Presentation and Disclosure and AASB 139 Financial Instruments: Recognition and Measurement*

The adoption, effective 1 July 2005, of AASB 132 and AASB 139 has not resulted in any material adjustments to the consolidated balance sheet.

37 Explanation of transition to AIFRS (continued)

(e) Notes to the reconciliations

(i) Goodwill

In accordance with AIFRS, from 1 July 2004 goodwill acquired in a business combination is no longer amortised. Instead goodwill is subject to an annual impairment test focusing on the cash flows of the related cash generating units.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	**30 June 2005 $000**	**1 July 2004 $000**	**30 June 2005 $000**
Increase intangible assets	-	43,052	-	-
(Increase) deferred tax liabilities	-	(10,676)	-	-
NET ASSETS	-	32,376	-	-
Decrease foreign currency translation reserve	-	1,951	-	-
(Increase) retained earnings	-	(34,327)	-	-
TOTAL EQUITY	-	(32,376)	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	**Year ended 30 June 2005 $000**
(Decrease) other expenses	(45,564)	-
Increase income tax expense	11,237	-
NET PROFIT	(34,327)	-

(ii) Employee Benefits

In accordance with AIFRS, actuarial valuations have been used to measure and recognise the net benefit or obligation attributable to current and prior periods of the defined benefit superannuation plans and other retirement benefit plans that the consolidated entity sponsors.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	**30 June 2005 $000**	**1 July 2004 $000**	**30 June 2005 $000**
Increase retirement benefit assets	1,026	50	-	-
Increase deferred tax assets	8,229	5,066	160	48
(Increase) retirement benefit liabilities	(533)	(159)	(533)	(159)
(Increase) non-current provisions	(20,886)	(12,992)	-	-
(Increase) deferred tax liabilities	(225)	(11)	-	-
NET ASSETS	(12,389)	(8,046)	(373)	(111)
(Increase) foreign currency translation reserve	-	(1,002)	-	-
Decrease retained earnings	12,389	9,048	373	111
TOTAL EQUITY	12,389	8,046	373	111

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	**Year ended 30 June 2005 $000**
(Decrease) general and administration expenses	(29,967)	(319)
Increase income tax expense	10,490	95
NET PROFIT	(19,477)	(224)

In addition, in accordance with AASB 119 Employee Benefits, Retirement benefit liabilities are presented separately from provisions and therefore liabilities recognised in the AGAAP balance sheet have been reclassified as follows:

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease non-current provisions	116,058	95,508	-	-
(Increase) non-current retirement benefit liabilities	(116,058)	(95,508)	-	-
NET ASSETS	-	-	-	-

(iii) Share-based payments

In accordance with AIFRS, a share based payments expense has been recognised for options, performance rights and share plan arrangements granted after 7 November 2002 that remain unexercised as at 1 January 2005.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
(Increase) contributed equity	-	(432)	-	(432)
(Increase) share based payments reserve	(941)	(2,803)	(941)	(2,803)
Decrease retained earnings	941	3,235	941	3,235
TOTAL EQUITY	-	-	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Increase general and administration expenses	2,294	2,294
NET PROFIT	2,294	2,294

(iv) Government Grants

In accordance with AIFRS, where a government grant relates to the acquisition or construction of an asset, the fair value is deferred and released, on a straight-line basis, to the income statement over the expected useful life of the relevant asset.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase deferred tax assets	150	888	150	888
(Increase) current deferred government grants	(296)	(296)	(296)	(296)
(Increase) non-current deferred government grants	(204)	(2,664)	(204)	(2,664)
NET ASSETS	(350)	(2,072)	(350)	(2,072)
Decrease retained earnings	350	2,072	350	2,072
TOTAL EQUITY	350	2,072	350	2,072

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Decrease other revenue	2,460	2,460
(Decrease) income tax expenses	(738)	(738)
NET PROFIT	1,722	1,722

37 Explanation of transition to AIFRS (continued)

(v) Income Taxes

In accordance with AIFRS, the 'balance sheet' approach has been adopted in accounting for income taxes. This requires the identification of temporary differences for each asset and liability. These differences take into consideration the numerous tax jurisdictions in which the consolidated entity operates and the differences in the book and tax bases of assets and liabilities as a result of the acquisition of Aventis Behring which under AGAAP were treated as permanent differences. The increase in the net deferred tax asset at the transition date is primarily due to AASB 112 requiring the consolidated entity to recognise a deferred tax asset in respect of the unrealised portion of the discount on acquisition and other adjustments from the Aventis Behring acquisition that remain in the balance sheet at the date of transition. The subsequent movement under AIFRS at 30 June 2005 is primarily due to this deferred tax asset decreasing and flowing through the tax expense line as the assets and liabilities with differences in bases are realised. Such a deferred tax asset is not recognised under AGAAP.

In addition, in accordance with AASB 112 Income Tax, deferred tax assets and deferred tax liabilities of the same taxable entity/group are required to be set-off if they relate to income taxes levied by the same taxation authority and the entity/group has a legally enforceable right to set-off current tax assets against current tax liabilities.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	**30 June 2005 $000**	**1 July 2004 $000**	**30 June 2005 $000**
Increase/(decrease) deferred tax assets	184,446	(26,709)	(10,135)	(11,336)
(Increase)/decrease deferred tax liabilities	(61,014)	39,224	2,822	24,010
(Increase)/decrease current trade and other payables	-	-	-	(21,659)
NET ASSETS	123,432	12,515	(7,313)	(8,985)
Decrease foreign currency translation reserve	-	14,345	-	-
(Increase)/decrease retained earnings	(123,432)	(26,860)	7,313	8,985
TOTAL EQUITY	(123,432)	(12,515)	7,313	8,985

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	**Year ended 30 June 2005 $000**
Increase income tax expenses (non-cash)	96,572	1,672
NET PROFIT	96,572	1,672

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	**30 June 2005 $000**	**1 July 2004 $000**	**30 June 2005 $000**
Deferred tax assets				
- balance sheet approach / set-off (above)	184,446	(26,709)	(10,135)	(11,336)
- employee benefits (note ii)	8,229	5,066	160	48
- government grants (note iv)	150	888	150	888
	192,825	(20,755)	(9,825)	(10,400)
Deferred tax liabilities				
- balance sheet approach / set-off (above)	(61,014)	39,224	2,822	24,010
- goodwill (note i)	-	(10,676)	-	-
- employee benefits (note ii)	(225)	(11)	-	-
	(61,239)	28,537	2,822	24,010

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

(v) Income Taxes (continued)

The total incremental effect on the income statement arising from transition to AIFRS is as follows:

	Consolidated Entity	Parent Entity
	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Income tax expense – continuing operations		
- balance sheet approach (above)	96,572	1,672
- goodwill (note i)	11,237	-
- employee benefits (note ii)	10,490	95
- government grants (note iv)	(738)	(738)
- discontinued operations (note vi)	(37,429)	-
	80,132	1,029

(vi) Profit on sale of business unit

In accordance with AIFRS, on disposal of a business unit, the portion of the balance of the foreign currency translation reserve that relates to the business unit being disposed must be recognised in the income statement as part of the gain or loss on disposal. The gain or loss on disposal is also recalculated to incorporate the impact of the non-amortisation of goodwill as noted above.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
(Decrease) intangible assets	-	(760)	-	-
NET ASSETS	-	(760)	-	-
(Increase) foreign currency translation reserve	-	(11,200)	-	-
Decrease retained earnings	-	11,960	-	-
TOTAL EQUITY	-	760	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
(Increase) other expenses	(796)	-
(Decrease) net profit from discontinued operations	(11,164)	-
NET PROFIT	(11,960)	-

In addition, in accordance with AASB 5 Non-current assets Held for Sale and Discontinued Operations, the results of a disposed business unit and the profit on the sale of that business unit are removed from results from continuing operations and separately disclosed. The effect of this is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Decrease sales revenue	140,969	-
(Decrease) cost of sales	(94,091)	-
Decrease other revenue	458,510	-
(Decrease) research and development expenses	(4,763)	-
(Decrease) selling and marketing expenses	(7,470)	-
(Decrease) general and administration expenses	(9,348)	-
(Decrease) other expenses – net assets of discontinued operations	(178,548)	-
(Decrease) other expenses	(796)	-
(Decrease) finance costs	(2,825)	-
(Decrease) income tax expense – continuing operations	(37,429)	-
(Increase) net profit after tax from discontinued operations	(264,209)	-
NET PROFIT	-	-

37 Explanation of transition to AIFRS (continued)

(vii) Foreign currency translation reserve: cumulative translation differences

In accordance with an exemption provided by AASB 1, the consolidated entity has deemed that the cumulative translation differences for all foreign subsidiaries at the date of transition to AIFRS be reset to $Nil. Accordingly the opening balance and subsequent foreign currency reserve transfers have been adjusted.

The effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease foreign currency translation reserve	54,536	96,787	-	-
(Increase) retained earnings	(54,536)	(96,787)	-	-
TOTAL EQUITY	-	-	-	-

There is no effect on the income statement.

(viii) Land and Buildings

In accordance with an exemption provided by AASB 1, the consolidated entity has elected to use a previous AGAAP revaluation of land and buildings as deemed cost. Accordingly, the balance of the asset revaluation reserve has been transferred to retained earnings.

The effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease asset revaluation reserve	22,837	22,837	22,824	22,824
(Increase) retained earnings	(22,837)	(22,837)	(22,824)	(22,824)
TOTAL EQUITY	-	-	-	-

There is no effect on the income statement.

(ix) AIFRS presentational adjustment – Prepayments and other receivables

In accordance with AASB 101 Presentation of Financial Statements Prepayments and Long term deposits have been reclassified from Other assets and Other financial assets to Trade and other receivables as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase current trade and other receivables	31,860	22,244	3,894	2,419
(Decrease) other assets	(31,860)	(22,244)	(3,894)	(2,419)
Increase non-current trade and other receivables	-	3,012	-	-
(Decrease) other financial assets	-	(3,012)	-	-
NET ASSETS	-	-	-	-

(x) AIFRS presentational adjustment – Surplus lease space provisions

In accordance with AASB 101 Presentation of Financial Statements Surplus lease space provisions have been reclassified from Interest bearing liabilities to Provisions as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease current interest bearing liabilities	5,353	6,720	-	-
(Increase) current provisions	(5,353)	(6,720)	-	-
Decrease non-current interest bearing liabilities	9,149	3,844	-	-
(Increase) non-current provisions	(9,149)	(3,844)	-	-
NET ASSETS	-	-	-	-

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

(xi) AIFRS presentational adjustment – Borrowing costs

In accordance with AASB 101 Presentation of Financial Statements Deferred borrowing costs are included within the carrying value of Interest bearing liabilities and therefore the following adjustment has been made:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
(Decrease) non-current other assets	(4,610)	(3,352)	-	-
Decrease non-current interest bearing liabilities and borrowings	4,610	3,352	-	-
NET ASSETS	-	-	-	-

(xii) AIFRS presentational adjustment – Other Revenue

In accordance with AASB 101 Presentation of Financial Statements items previously shown gross in Other Revenue are off-set with their associated costs and shown in either other income or expenses. The effect of this is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Decrease other revenue	712	13
(Decrease) general and administration expenses	(712)	(13)
NET PROFIT	-	-

(xiii) AIFRS presentational adjustment – Other Expenses

In accordance with AASB 101 Presentation of Financial Statements, the category of other expenses has been eliminated and items have been reclassified to general and administration expenses as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Increase general and administration expenses	5,802	-
(Decrease) other expenses	(5,802)	-
NET PROFIT	-	-

(xiv) AIFRS presentational adjustment – Inventory write-downs

In accordance with AASB 101 Presentation of Financial Statements, inventory write-downs (to net realisable value) have been reclassified from general and administration expenses to cost of sales. The effect of this is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Increase cost of sales	26,148	981
(Decrease) general and administration expenses	(26,148)	(981)
NET PROFIT	-	-

37 Explanation of transition to AIFRS (continued)

(xv) Reserves

The total incremental effect on Reserves of the above noted adjustments is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Reserves				
- goodwill (note i)	-	1,951	-	-
- employee benefits (note ii)	-	(1,002)	-	-
- share-based payments (note iii)	(941)	(2,803)	(941)	(2,803)
- income taxes (note v)	-	14,345	-	-
- profit on sale of business unit (note vi)	-	(11,200)	-	-
- foreign currency translation reserve: cumulative translation differences (note vii)	54,536	96,787	-	-
- land and buildings (note viii)	22,837	22,837	22,824	22,824
	76,432	120,915	21,883	20,021

(xvi) Retained earnings

The total incremental effect on Retained earnings of the above noted adjustments is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Retained earnings				
- goodwill (note i)	-	(34,327)	-	-
- employee benefits (note ii)	12,389	9,048	373	111
- share-based payments (note iii)	941	3,235	941	3,235
- government grants (note iv)	350	2,072	350	2,072
- income taxes (note v)	(123,432)	(26,860)	7,313	8,985
- profit on sale of business unit (note vi)	-	11,960	-	-
- foreign currency translation reserve: cumulative translation differences (note vii)	(54,536)	(96,787)	-	-
- land and buildings (note viii)	(22,837)	(22,837)	(22,824)	(22,824)
	(187,125)	(154,496)	(13,847)	(8,421)

CSL Limited and its controlled entities

Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial report, and the additional disclosures included in the directors' report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

(3) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.



Peter H Wade
Chairman



Brian A McNamee
Managing Director

Melbourne
23 August 2006



■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent Audit Report

to Members of CSL Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 R*elated Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 42 to 57 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.



Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Audit opinion

In our opinion:

1. the financial report of CSL Limited is in accordance with:

   (a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

   (b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained on pages 42 to 57 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ivan Wingreen
Partner
Melbourne

23 August 2006

CSL Limited
Registered Head Office
45 Poplar Road
Parkville
Victoria 3052
Australia
Phone: +61 3 9389 1911
Fax: +61 3 9389 1434

www.csl.com.au

CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

Telephone: +61 3 9389 1911
Facsimile: +61 3 9387 8454
www.csl.com.au



Dear Shareholder

I have much pleasure in inviting you to our 16th Annual General Meeting, a Notice of which is attached.

The Meeting will be held at the Function Centre at the National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Wednesday, 18 October, 2006, commencing at 10.00 a.m. Refreshments will be available before and after the Meeting.

Trams from Flinders Street stop at the Rod Laver Arena tram stop. Proceed through the car park to the ramp leading to the Function Centre. If driving, take Entrance D off Swan Street and proceed to the Northern Car Park. Entrance A off Batman Avenue will also be open for those travelling from the City via the Batman Avenue tollway. At either Entrance A or Entrance D, take a ticket from the gate on arrival. You will be able to validate this ticket at the validation machine in the venue during registration. You can then use the validated ticket to exit the venue after the Annual General Meeting.

Please bring this Notice with you as the barcode printed on it will assist registration and admission.

If you cannot attend but wish to appoint a Proxy, a personalised proxy form is enclosed which may be returned in the envelope provided.

To comply with legal requirements, representatives of Companies holding shares who wish to vote should complete and bring or mail in the "Certificate of Appointment of a Corporate Representative" which may be continuing or for this Meeting only. A new form is not required if a continuing Appointment form has been lodged previously. A form of the Certificate may be obtained from the Company's share registry.

The Managing Director and Elizabeth Alexander, as your new Chairman, will be reviewing the operations of the Group over the past 12 months, concentrating on the performance of CSL Behring during the year and the initiatives the Company is taking in respect to expanding its investments in its influenza vaccine.

Shareholders will be asked, among other things, to adopt the Remuneration Report relating to Directors and Executives remuneration, which Report is detailed in the Directors' Report published in the Company's 2006 Annual Report and which outlines the Board's policies for determining the remuneration of Directors and Executives and the relationship between those policies and CSL's performance.

At the 2003 Annual General Meeting, shareholders approved the grant of performance rights to the Company's two executive directors over a three year period. That period is due to expire and as a result shareholders will also be asked to approve a further maximum number of performance rights over the next three year period.

As announced at the last Annual General Meeting, I will retire as at 30 September, 2006, and Elizabeth Alexander will succeed me as Chairman of your Company. May I express my appreciation for the support and encouragement that I have received from shareholders, the Board and management during my time as Chairman.

Your participation at the meeting will be both welcome and appreciated by your Directors who look forward to presenting an informative program.

Yours sincerely

Peter Wade

Peter Wade
CHAIRMAN

15 September 2006

CSL™



MELBOURNE & OLYMPIC PARKS
Australia's premier sports & entertainment precinct
Entry A
BATMAN
Northern Car Park
P
P
P
Rod Laver Arena at Melbourne Park Tramstop
Show Court
Garden Square
Show 2 Court
Show 1 Court
Melbourne Park Function Centre
Melbourne Park Footbridge to MCG
70
N
Melway
Entry B Undercover Carpark
Rod Laver Arena
Cafe Arena
Eastern Car Park
Footbridge to M.C.G.
Vodafone Arena /MCG Tramstop
Melbourne Park
Old Scotch Oval
Vodafone Arena
AV
SWAN ST BRIDGE
SWAN
Taxi Rank
Entry C
Drop Off Zone
The Plaza
Bus/Car Park
Entry D
Melb. Sports & Entertainment Centre
Gate 3
VIP/Club Rooms
Olympic Park
ST
Entry E
Sports Medicine Admin
Olympic Park Car Park
BATMAN
Yarra
Gate 4
Olympic Park Function Centre
Melway
Copyright © Melway Publishing Pty Ltd 2000
LEGEND
Tolled Road
Main Road (No Toll)
Main Road (No Toll)
Minor Road (No Toll)
Pedestrian Crossing
Pedestrian Plaza
Tram Route
Foot Track
River
AV

Melbourne & Olympic Parks

Batman Avenue, Melbourne, Australia
GPO Box 4611SS, Melbourne, Victoria 3001
Telephone : + 61 3 9286 1600
Facsimile : + 61 3 9650 3256
Websites : www.melbournepark.com.au
www.olympicpark.com.au

Melbourne Park

- *Rod Laver Arena*
- *Vodafone Arena*
- *Function Centre*

Olympic Park

- *Olympic Park Sports Ground*
- *Melbourne Sports & Entertainment Centre*



Notice of Annual General Meeting

NOTICE IS GIVEN that the Sixteenth Annual General Meeting of CSL Limited (ABN 99 051 588 348) will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on 18 October 2006 at 10.00 am (EST).

CSL™

Notice of Annual General Meeting

ORDINARY BUSINESS

1. Accounts and Reports

To receive and consider the Financial Statements and the reports of the Directors and Auditors for the year ended 30 June 2006, and to note the final dividend in respect of the year ended 30 June 2006 declared by the Board and paid by the Company.

2. Election of Directors

a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Professor John Shine, a Director appointed in accordance with Rule 87 of the Constitution, being eligible, is elected as a Director of the Company.'.

b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr David Simpson, a Director appointed in accordance with Rule 87 of the Constitution, being eligible, is elected as a Director of the Company.'.

c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Miss Elizabeth A Alexander, a Director retiring from office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re-elected as a Director of the Company.'.

d) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr Antoni M Cipa, a Director retiring from the office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re-elected as a Director of the Company.'.

Information about the candidates for election and re-election, together with information about voting by any significant foreign shareholder in the Company, is included in the Explanatory Notes.

SPECIAL BUSINESS

3. Adoption of the Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That the Remuneration Report (which forms part of the Directors' report) for the year ended 30 June 2006 be adopted.'.

For information on the Remuneration Report, see the Explanatory Notes.

4. Renewal of Partial Takeover Provision

To consider and, if thought fit, to pass the following resolution as a special resolution:

'That the Company approves the renewal for a three year period of Rule 147 of the Constitution of the Company.'.

A description of Rule 147, and further information relating to this resolution, is included in the Explanatory Notes.

5. Approval of Issue of Performance Rights to Executive Directors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That the Company hereby approves, for the purposes of ASX Listing Rule 10.14 and for all other purposes:

a) the issue of up to a maximum of 500,000 performance rights from time to time under, and in accordance with, the Company's Performance Rights Plan to any of the executive directors of the Company as at the date this resolution is passed, during the period of three years from the date this resolution is passed; and

b) any issue of shares to those executive directors upon the exercise of any such performance rights.'.

In accordance with the ASX Listing Rules, the Company will disregard any votes cast on this resolution by:

- a director of the Company; and
- an associate of a director of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgment box on the proxy form in relation to this resolution is marked).

For information on the proposed issue of Performance Rights to the Executive Directors, see the Explanatory Notes.

Notice of Annual General Meeting

INFORMATION ON PROXIES

Please note that:

- a shareholder of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;
- a proxy need not be a shareholder of the Company;
- a shareholder who is entitled to cast two or more votes may appoint not more than two proxies and may specify the proportion or number of votes each proxy is appointed to exercise; and
- to be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy thereof) must be lodged, or received by fax, at least 48 hours prior to the meeting at the following address:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Fax: (03) 9473 2555

A proxy appointment form accompanies this Notice of Annual General Meeting.

The Company has determined that for the purposes of voting at the meeting, shares will be taken to be held by those who hold them at 10.00pm on 16 October 2006.

BY THE ORDER OF THE BOARD



Peter R Turvey - Company Secretary
15 September 2006

EXPLANATORY NOTES

RESOLUTION 2 - ELECTION OF DIRECTORS

Candidates for Election to the Office of Director

John Shine, *AO, FAA (Age 60)*
Pharmaceutical Industry, Medicine (resident in NSW)

Professor Shine was appointed to the CSL Board in June 2006. He is the Executive Director of the Garvan Institute of Medical Research and a Board Member of the Garvan Research Foundation. He is Professor of Molecular Biology and Professor of Medicine at the University of New South Wales, and a Director of many scientific research and medical bodies throughout Australia. Professor Shine was also Chairman of the National Health and Medical Research Council (NHMRC) and a member of the Prime Minister's Science, Engineering and Innovation Council (PMSEIC) up to 30 June 2006.

David J Simpson, *(Age 66)*
Finance and Management (resident in Victoria)

Mr Simpson was appointed to the CSL Board in September 2006. He is a Fellow of the CPA Australia. Mr Simpson is the non executive Chairman of Aristocrat Leisure Limited and a Director of Lighthouse Foundation. For many years Mr Simpson was Finance Director of Tabcorp Holdings Limited and before that Executive General Manager Finance of Southcorp Holdings Ltd. Mr Simpson has taken over responsibility of Chairman of the Audit and Risk Management Committee from Elizabeth Alexander.

Candidates for Re-election to the Office of Director

Elizabeth A Alexander,
AM, BCom, FCPA, FCA, FAICD (Age 63)
Finance and Risk Management (resident in Victoria)

Miss Alexander was appointed to the CSL Board in July 1991. She is a Director of Boral Limited and D.B. RREEF. She is a Member of the Takeovers Panel, Deputy Chairman of the Financial Reporting Council and past National President of the Australian Society of Certified Practising Accountants and of the Australian Institute of Company Directors. She is Chairman of the Board of Advice to the Salvation Army (Southern Command), Deputy Chairman of the Winston Churchill Fellowship Trust and Chairman of the Finance Committee of Melbourne University. Miss Alexander was Chairman of the Audit and Risk Management Committee and will become Chairman of the Board.

Antoni M Cipa,
B.Bus (Acc), Grad.Dip (Acc), CPA, ACIS (Age 51)
Finance (resident in Victoria)

Mr Cipa was appointed to the CSL Board as Finance Director in August 2000. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager. He was instrumental in the float of the Company in 1994 at which time he was appointed Chief Financial Officer. Prior to joining CSL, Mr Cipa was employed at large public companies where he had significant exposure to mergers and acquisitions.

Notice of Annual General Meeting

Retiring Directors

Peter H Wade, a director on the CSL Board since 1994 and Chairman from 1999 to 2006, will resign as a director of the Company with effect from 30 September 2006.

Arthur C Webster, a director on the CSL Board since 1998, will be retiring from the Board by rotation at the conclusion of this year's meeting, and will not be seeking re-election.

Pursuant to Rule 78 of the Company's Constitution the Board has determined that, as a result of the retirements of Mr Wade and Mr Webster, and the appointments of Professor Shine and Mr Simpson, the number of Board members will remain at 9.

Voting restrictions on any significant foreign shareholder

As required by the Commonwealth Serum Laboratories Act, the Company's Constitution provides that if the Board becomes aware of a 'significant foreign shareholding' in the Company, the Board must be divided into two classes of directors, comprising O class and A class directors. The Constitution defines a 'significant foreign shareholder' as a foreign person who has a relevant interest in at least 5% of the voting shares of the Company.

The number of O class directors must be the number nearest to but not exceeding one third of the directors. Thus in a Board of 9 members, there would need to be 3 O class directors and 6 A class directors. Under the Constitution, the Managing Director must be regarded as an A class director.

All shareholders are entitled to vote on the election of an O class director. A significant foreign shareholder (including any controlled entitles and nominees of the significant foreign shareholder to the extent they hold the shares which comprise the significant foreign shareholding) may not vote on the election of an A class director.

As required by the Constitution, the Board conducts periodic reviews of the Company's share register with a view to determining whether or not there are any significant foreign shareholders. For example, the Company reviews the underlying ownership of substantial shareholders of the Company who, in accordance with Chapter 6C of the Corporations Act, must give notice to the Company and the ASX if they and their associates have relevant interests in 5% or more of the voting shares in the Company. In most cases to date, where the substantial shareholder is a foreign company or a member of a foreign company's group, it has been in its capacity as a fund manager. The Constitution provides that a fund manager is only a foreign person for this purpose if the total interests of foreign persons in the fund represent more than 40% of the total.

As a result of those periodic reviews, the Board has determined that all the shares presently owned by or registered in the names of members of the Barclays Global Investors Australia Limited are part of a significant foreign shareholding, because Barclays Global Investors Australia Limited, which is owned by Barclays Group (a foreign company), has a relevant interest (as defined in the Corporations Act) in those shares, and because the Company understands that the total interests of foreign persons in the relevant funds managed by the members of the Barclays Global Investors Australia Limited exceed 40% of the total . Based on the last substantial shareholding notice lodged with the Australian Stock Exchange, Barclays Global Investors Australia Limited had relevant interests in 5.19% of the ordinary shares in the Company at 28 February 2006.

Accordingly, Barclays Global Investors Australia Limited, its controlled entities and its nominees (to the extent they own or hold shares in which the Barclays Group has a relevant interest) and any other significant foreign shareholder at the time of the Annual General Meeting, will be prohibited from voting at the election of each A class director at the 2006 Annual General Meeting.

In accordance with the Constitution, the Board of Directors has determined that as at the date of the Annual General Meeting Elizabeth Alexander, Ian Renard and John Shine be classified as O class directors, with the rest of the Directors being classified as A class directors.

At the 2006 Annual General Meeting, 1 A class director (being Mr Antoni M Cipa) and 1 O class director (being Miss Elizabeth A Alexander) will retire by rotation and have made themselves available for re-election. In addition, 1 A class director (being Mr David Simpson) and 1 O class director (being Professor John Shine) will be up for election.

RESOLUTION 3 - ADOPTION OF THE REMUNERATION REPORT

Under the *Corporations Act 2001 (Cth)*, the Company is required to include, in the Directors' Report, a detailed Remuneration Report setting out certain prescribed information relating to directors' and executives' remuneration, and submit this for adoption by resolution of shareholders at the AGM.

The Directors' Report for the year ended 30 June 2006 contains such a Remuneration Report. A copy of the report is set out on pages 42 to 57 of the 2006 Annual Report and can also be found on the CSL website at www.csl.com.au.

The Remuneration Report discusses matters including (but not limited to):

- Board policies for determining the remuneration of directors and executives;
- The relationship between the policies and CSL's performance;
- If the remuneration of directors and executives are performance based, details of these performance conditions; and

Notice of Annual General Meeting

- Certain 'prescribed details' of the directors and the top five highest remunerated executives of the Company group.

Shareholders are asked to adopt the Remuneration Report.

The shareholder vote is advisory only and does not bind the directors of the Company.

RESOLUTION 4 - RENEWAL OF PARTIAL TAKEOVER PROVISION

The Company's Constitution includes a rule (Rule 147) dealing with proportional takeover bids, which provides that the Company can prohibit the registration of a transfer of shares resulting from a proportional takeover bid unless shareholders in a general meeting approve the bid.

A proportional takeover bid would involve a bidder conducting an off-market takeover bid for a specified proportion of the shares in the Company held by each shareholder.

It is a requirement of the Corporations Act that proportional takeover bid approval rules apply for a maximum period of three years unless renewed. As the Company's proportional takeover bid approval rule (Rule 147) was last renewed at the 2003 Annual General Meeting on 16 October 2003, it is due to expire on 16 October 2006. To continue the operation of Rule 147, it is necessary for Rule 147 to be renewed at the 2006 Annual General Meeting.

The Board considers that it is in the interests of shareholders for the Company to have a proportional takeover bid approval rule, and therefore recommends that shareholders vote to adopt the renewed rule.

Effect of Proportional Takeover Approval Rule

The Corporations Act requires that, if a proportional takeover bid is made and the Company's Constitution includes a provision like Rule 147, the Directors must convene and hold a meeting of shareholders to vote on a resolution to approve the bid. The meeting must be held, and the resolution voted on, before the approving resolution deadline, which is defined in the Corporations Act as the 14th day before the last day of the bid period.

Rule 147 provides that for a resolution to be approved it must be passed by a majority of votes at the meeting, excluding votes by the bidder and its associates.

If no resolution to approve the bid has been voted on in accordance with Rule 147 as at the end of the 14th day before the end of the bid period, a resolution approving the bid will be deemed by the Corporations Act to have been passed, thereby allowing the bid to proceed.

If a resolution to approve the bid is rejected, binding acceptances are required to be rescinded, and all unaccepted offers and offers failing to result in binding contracts are taken to be withdrawn.

If the resolution is approved, the relevant transfers of shares will be registered, provided they comply with the other provisions of the Company's Constitution and the Corporations Act.

Rule 147 does not apply to full takeover offers. Rule 147 will expire 3 years after its last renewal unless renewed by a further special resolution of shareholders.

Reasons for Proposing the Resolution

The Board considers that shareholders should continue to have the opportunity to vote on a proposed proportional takeover bid. A proportional takeover bid for the Company may enable control of the Company to be acquired by a party holding less than a majority interest and without shareholders having the opportunity to dispose of all their shares. This could mean that shareholders could be at risk of being left as part of a minority interest in the Company. This could place shareholders under pressure to accept the bid. If Rule 147 is renewed, it will minimise the risk to shareholders by enabling shareholders to decide whether a proportional takeover bid should be permitted to proceed.

Present Acquisition Proposals

At the date of this notice, no Director is aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company.

Review of Proportional Takeover Approval Provisions

The Corporations Act requires these explanatory notes to discuss retrospectively the advantages and disadvantages, for directors and members, of the proportional takeover provision proposed to be renewed.

While the proportional takeover approval provisions have been in effect, there have been no takeover bids for the Company, either proportional or otherwise. Consequently there are no actual examples against which to review the advantages or disadvantages of the existing proportional takeover provisions (contained in Rule 147) for the directors and members of the Company. The directors are not aware of any potential takeover bid which was discouraged by Rule 147.

Potential Advantage and Disadvantages

In addition to a retrospective discussion of the provisions proposed to be renewed, the Corporations Act also requires these explanatory notes to discuss the potential future advantages and disadvantages of the proposed rule for both directors and members.

The directors consider that there are no such advantages or disadvantages for them as they remain free to make a recommendation on whether a proportional takeover bid should be accepted.

The proposed rule will ensure that all members will have an opportunity to study a proportional takeover bid and then attend or be represented by proxy at a meeting called

Notice of Annual General Meeting

specifically to vote on the proposal. A majority of shares voted at the meeting, excluding the shares of the bidder and its associates, is required for the resolution to be passed, following which shareholders will be able to decide whether to accept proportional takeover bids which may result in a change of control in the Company.

This will enable shareholders to prevent a proportional takeover bid proceeding if they believe that control of the Company should not be permitted to pass under the bid, and accordingly the terms of any future proportional takeover bid are likely to be structured to be attractive to the holders of a majority of the remaining shares.

It may be argued that the rule reduces the possibility of a successful proportional takeover bid and that as a result, proportional takeover bids for the Company will be discouraged. This in turn may reduce opportunities that shareholders may have to sell some of their shares at an attractive price to persons seeking control of the Company, and may reduce any 'takeover speculation' element in the Company's share price on the Australian Stock Exchange. It may also be said that the provisions constitute an additional restriction on the abilities of individual shareholders to deal freely with their shares.

Recommendation

The Directors consider that the renewal of Rule 147 is in the interests of shareholders as it allows shareholders (excluding the bidder and its associates) to have a continuing right to vote on any proportional takeover and to determine whether a proportional takeover bid should proceed. The Directors recommend that shareholders vote in favour of the renewal of Rule 147.

RESOLUTION 5 - APPROVAL OF ISSUE OF PERFORMANCE RIGHTS TO EXECUTIVE DIRECTORS

Resolution 5 seeks approval, for the purposes of ASX Listing Rule 10.14, for the issue of up to a maximum of 500,000 Performance Rights under the Company's Performance Rights Plan (the **Plan**) from time to time to any of the Executive Directors of the Company, as at the date the resolution is passed, during the period of three years from the date the resolution is passed (ie, until 18 October 2009). Any such issue of Performance Rights to any Executive Director is subject to that Executive Director having performed to a required performance level. Shares may subsequently be issued to the Executive Directors upon the exercise of such Performance Rights without the need for further shareholder approval.

The Plan was approved by shareholders at the 2003 Annual General Meeting and a summary of the Plan can be found in the Remuneration Report on pages 45 and 46 of the Company's 2006 Annual Report.

The current Executive Directors of the Company are:

- Dr Brian McNamee (Managing Director); and
- Mr Tony Cipa (Finance Director).

Initially, Dr McNamee and Mr Cipa will be the only Executive Directors who will be entitled to participate in the Plan. No other Executive Directors in future will be able to participate in the Plan without future shareholder approval being obtained under ASX Listing Rule 10.14.

The participation of the Executive Directors in the Plan is a result of the Company's current remuneration strategy that all senior and strategic employees (including the Executive Directors) largely receive their long term incentives in the form of Performance Rights. Those Performance Rights will be a combination of Performance Rights with no exercise price ***(Rights)*** and with an exercise price based on the market price for the Company's shares at or about the time the offer is made ***(Options)***.

It is currently proposed that Dr McNamee and Mr Cipa will continue to participate in the Plan annually on the following basis:

- each year, the Board will determine a "Target Value" of Performance Rights to be offered to each Executive Director. The Target Value is initially expected to approximate 30% of the total remuneration of the Executive Director given that they are highly valued executives. The Target Value will then be indexed each year.
- Rights with a value of 40% of the applicable Target Value, and Options with a value of 60% of the applicable Target Value, will be offered to each Executive Director;
- for this purpose, the value of the Rights and Options to be offered will be the value as at the time of offer, based on standard option valuation methodology (such as the Black-Scholes model), taking into account such factors as the prevailing share price, historical price volatility, the performance hurdles and the vesting periods.
- Under certain circumstances, the Board may seek to make an allocation of so called Cliff Options or Rights to its Executive Directors. Such Cliff Options or Rights will have a single vesting date which would be longer than that provided for ordinary rights or options. Such vesting date may coincide with the expiry of an Executive Director's contract and would provide a means of ensuring ongoing tenure to a prescribed date. It is proposed that any use of such Cliff Options or Rights would be within the 500,000 aggregate rights for which approval is sought.

The maximum number of Performance Rights that may be acquired by those Executive Directors over the 3 year approval period is 500,000 in aggregate. The actual number of Performance Rights issued will, as mentioned above, depend on changes to the applicable Target Value, the

Company's share price, the valuation of Performance Rights, the remuneration and performance of the Executive Director, over the period.

The Performance Rights that are issued to an Executive Director will:

- be issued for no consideration payable by the Executive Director; and
- represent the right to subscribe for or acquire one Share for either nil consideration (in the case of Rights) or an exercise price based on the market price of the Company's shares at or about the time of the offer (in the case of Options).

Pursuant to shareholder approval in October 2003, the following Performance Rights have been granted to the Executive Directors since the introduction of the Plan in October 2003 (in each case the acquisition price and exercise price of the Performance Right was nil):

Dr Brian McNamee	147,500
Mr Tony Cipa	70,000

It is also expected that, as part of the annual performance review process, further Performance Rights will be granted to Dr McNamee and Mr Cipa prior to the date of the 2006 Annual General Meeting. These Performance Rights will be issued within the 3 year limit of 350,000 approved by shareholders at the 2003 Annual General Meeting.

No loans were provided (in relation to previous issues) or will be provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by, Executive Directors under the Plan.

Details of any Performance Rights issued to an Executive Director under the Plan will be published in each annual report issued by the Company relating to a period in which the Performance Rights were issued. The annual report will also contain a statement that shareholder approval for the issue of the Performance Rights was obtained under ASX Listing Rule 10.14.

Recommendation

The Non-Executive Directors recommend that shareholders vote in favour of the resolution to approve the issue of Performance Rights to the Executive Directors on the basis outlined above.

CSL Limited
ABN 99 051 588 348
45 Poplar Road
Parkville
Victoria 3052
Australia
Phone: +61 3 9389 1911
Fax: +61 3 9389 1434

www.csl.com.au





Proxy Form

All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Enquiries (within Australia) 1800 646 882
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

CSL Limited
ABN 99 051 588 348

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse of this form) ☐

Appointment of Proxy

I/We being a member/s of CSL Limited and entitled to attend and vote hereby appoint

☐ **the Chairman of the Meeting (mark with an 'X')** **OR** ☐ **Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.**

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of CSL Limited to be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Wednesday, 18 October 2006 at 10:00am and at any adjournment of that meeting.

 ☐ **IMPORTANT: FOR ITEM 5 BELOW**
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 5 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 5.

Voting directions to your proxy – please mark ☒ to indicate your directions

		For	Against	Abstain*
Item 2a	To elect Professor John Shine as a Director	☐	☐	☐
Item 2b	To elect Mr David Simpson as a Director	☐	☐	☐
Item 2c	To re-elect Miss Elizabeth A Alexander as a Director	☐	☐	☐
Item 2d	To re-elect Mr Antoni M Cipa as a Director	☐	☐	☐
Item 3	To adopt the Remuneration Report for the year ended 30 June 2006	☐	☐	☐
Item 4	Renewal of partial Takeover Provision	☐	☐	☐
Item 5	Approval of Issue of Performance Rights to Executive Directors	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy.

☐ **Mark with an 'X' if you wish to appoint a second proxy.** **AND** ☐ % **OR** ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Director	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date ___ / ___ /



HOW TO COMPLETE THE PROXY FORM

Your Name and Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting - ie, by 10.00am on Monday 16 October 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

– by posting, delivery or facsimile to CSL Limited share registry at the address opposite, or

– by delivering to the Registered office of CSL Limited
45 Poplar Road,
Parkville Victoria 3052

CSL Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555